May 12, 2022

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 4:00pm on 05/12/22

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibits C & J

Attachment

Summary of changes made to Exhibit C:

- Jamie Galvan was added as an Officer on Cboe Bats, LLC
- James Lisak was added as an Officer on Cboe Bats, LLC
- Crystal Stanfield was added as an Office on Cboe Bats, LLC
- Carmen Brannan was added as an Officer on the following: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., and Cboe C2 Exchange, Inc.
- Bo Chung was added an an Officer on the following: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., and Cboe Global indices, LLC
- Angelo Evangelou was added as an Officer on Cboe Europe Limited
- Stephanie Renner was added as an Officer on Cboe Europe Limited
- Irina Sonich-Bright was added as an Officer on Cboe Europe Limited
- Chris Bialka was added as an Officer on Cboe Global Indices, LLC
- Kevin Carrai was added as an Officer on Cboe Global Indices, LLC
- Michael Hollingsworth was added as an Officer on Cboe Global Indices, LLC
- Michael Hollingsworth was added an an Officer on Cboe Silexx, LLC
- Laura Morrison was removed from the following: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., and Cboe Bats, LLC
- The following new entities were added: Eris Exchange, LLC, Eris Exchange Holdings, LLC, Eris Digital Holdings, LLC, Eris Clearing LLC, and Eris Clearing Holdings, LLC

Summary of changes made to Exhibit J:

- Carmen Branna was added as Officer
- Bo Chung was added as an Officer
- Laura Morrison was removed as an Officer

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **05/12/22**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

22001034

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/12/22 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 2:00pm on 05/12/22] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company. Bats Global Markets Holdings, Inc. is the intermediate holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Brittany Carter (Vice President, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Brett Johnson (Vice President, Software Engineering)
   - Emily Mitchell (Vice President, Tax)
   - Kyle Murray (Vice President, Associate General Counsel)
   - Hemang Patel (Vice President, Project Management)
   - Steven Sinclair (Vice President, Software Engineering)
   - Allen Wilkinson (Vice President and Controller)

- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

Indemnity Committee

- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Troy Yeazel (President)
   - Sydney Goodman (Treasurer/FINOP)
   - Bryan Upp (Chief Compliance Officer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Treasurer, FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Andrew Lowenthal (EVP, International Expansion and Business Development)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (Vice President, Head of FX)
   - Allen Wilkinson (VP and Controller)

- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Barry Calder (Head of Liquidity & Client Services)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Rebecca Fuller (INED), Chair
   - Ted Hood (INED)
   - Dave Howson (Executive Director)
   - Catherine Langlais
   - David Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)

- Nick Dutton (Chief Regulatory Officer)
- Angelo Evangelou (Chief Policy Officer)
- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Chief Legal Officer)
- Natan Tiefenbrun (Head of Equities)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

<u>Remuneration Committee</u>
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Stephanie Renner (Chief Financial Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Gary Compton (Vice President, Communications)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
   - Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
   - Emily Mitchell (Vice President, Tax)

- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Board of Managers

- Chris Isaacson (Chairman of the Board)
- Gilbert Bassett, Jr.
- Ananda K. Radhakrishnan
- Miguel A. Rivera
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. <u>Cboe Worldwide Holdings Limited</u>

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. <u>Cboe Global Markets, Inc.</u>

1. *Name*: Cboe Global Markets, Inc.
   Address: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   <u>Current Officers</u>
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - John Deters (EVP, Chief Strategy Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)

- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson (Chairman of the Board)
   - Gilbert Bassett, Jr.
   - Ananda K. Radhakrishnan
   - Miguel A. Rivera
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Kevin Carrai (Vice President, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Corporate Communications)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive</u>

- Ed Tilly
- Michael Gorham

<u>Regulatory Oversight Committee</u>

- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (VP, Operations)
   - Bo Chung (SVP, Global Sales and Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Brett Johnson (VP, Software Engineering)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc. and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>
- Ed Tilly
- John Deters
- Brian Schell

<u>Current Officers</u>
- Ed Tilly (President and Chief Executive Officer)
- John Deters (Vice President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Andrew Lowenthal (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. <u>Cboe Vest Group, Inc.</u>

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - John Deters
   - Catherine Clay

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

EE. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - Consec Services Limited (Company Secretary)
   - Arianne Criqui (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Ruben Hilhorst
   - Dave Howson
   - Jenny Trahant

   Current Officers
   - Ade Cordell (President B.V.)
   - Ruben Hilhorst (Head of Compliance)
   - Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   Address: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act. Hanweck Associates, LLC provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne (Secretary)
   - Tan Zhe Lei (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. <u>Cboe Europe Indices B.V.</u>

1. *Name*: Cboe Europe Indices B.V.
   Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson (Chairman)

   <u>Current Officer</u>
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
Address: Suite 2600, Three Bentall Centre
595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Brian Schell

Current Officer
- Ed Tilly (President and CEO)
- John Deters (Vice President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. European Central Counterparty N.V.

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty N.V. was formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - John Deters
   - Dave Howson (Chairman)
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)

   Management Board
   - Cecile Nagel
   - Arnoud Siegmann

   Current Officer
   - Cecile Nagel (CEO)
   - Arnoud Siegmann (Chief Risk Officer)
   - Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. <u>TriAct Canada Marketplace LP</u>

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Dave Howson

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. BIDS Holdings LP

1. *Name*: BIDS Holdings LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Jim Lee

   Current Officers
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Simon Monson
   - Nicole Masse

   Current Officers
   - Jordan Trust Company (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Bats Global Markets Holdings, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - J. Patrick Sexton (Secretary)
   - Vivian You (Interim President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. Chi-X Holdings Limited

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. Cboe Asia Pacific Holdings Limited

1. *Name*: Cboe Asia Pacific Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair & CEO)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. Chi-X Global Technology (Hong Kong) Limited

1. *Name*: Chi-X Global Technology (Hong Kong) Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Hong Kong) Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson, Chair
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. Chi-X Australia Pty Ltd

1. *Name*: Chi-X Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Chi-X Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (Independent)
   - Vic Jokovic (CXA CEO)
   - Michael Somes (Company Secretary)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - Thierry Porté (JCF)
   - Takatoshi Ito (Independent)
   - Amy Nashida (Independent)
   - Toru Irokawa (CXJ CEO / Representative Director)
   - Thomas Whitson (Statutory Auditor)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Chi-X Japan Services Limited

1. *Name*: Chi-X Japan Services Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Chi-x Japan Services Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Toru Irokawa (CXJ CEO / Representative Director)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Chi-X Global Technology (Philippines) Inc.

1. *Name*: Chi-X Global Technology (Philippines) Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Philippines) Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Mario Domingo (President / CTO)
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ. <u>Cboe Digital Holdings, Inc.</u>

1. *Name*: Cboe Digital Holdings, Inc.
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: : Cboe Digital Holdings, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Chris Isaacson

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KKK. <u>Eris Exchange, LLC</u>

1. *Name*: Eris Exchange, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 4, 2010.

4. *Brief description of nature and extent of affiliation*: Eris Exchange, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Thomas Chippas
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   <u>Sole Member</u>
   - Eris Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LLL. <u>Eris Exchange Holdings, LLC</u>

1. *Name*: Eris Exchange Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 4, 2010.

4. *Brief description of nature and extent of affiliation*: Eris Exchange Holdings, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Thomas Chippas
   - Tony Acuna-Rohter
   - Laurian Cristea
   - Jessica Darmoni
   - John Denza
   - Ian Grieves
   - Joshua Iverson
   - Benjamin Lawson
   - Nataliya Manina
   - Joseph McGlawn
   - Nick Perak
   - Vidhu Singh
   - Bryan Stuart
   - Mattew Trudeau

   <u>Sole Member</u>
   - Janet Goodridge (Head of Operations)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM. Eris Digital Holdings, LLC

1. *Name*: Eris Digital Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Thomas Chippas
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Sole Member
   - Cboe Digital Holdings, Inc.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NNN. <u>Eris Clearing, LLC</u>

1. *Name*: Eris Clearing, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Clearing, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Thomas Chippas
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   <u>Manager</u>
   - Eris Exchange, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. Eris Clearing Holdings, LLC

1. *Name*: Eris Clearing Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Clearing Holdings, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Manager

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PPP. <u>Cboe Europe Indices Limited</u>

1. *Name*: Cboe Europe Indices Limited
   Address: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of October 5, 2021 Cboe Europe Indices Limited is no longer associated with the Exchange.

QQQ. <u>Hanweck Associates Limited</u>

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 21, 2021, the entity was dissolved.

KKK Eris Exchange, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "ERIS EXCHANGE, LLC", FILED IN THIS OFFICE ON THE FOURTH DAY OF FEBRUARY, A.D. 2010, AT 12:35 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4785569 8100

AUTHENTICATION: 7799463

100108669

DATE: 02-04-10

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 02/04/2010
FILED 12:35 PM 02/04/2010
SRV 100108669 - 4785569 FILE

CERTIFICATE OF FORMATION

OF

ERIS EXCHANGE, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the "limited liability company") is

ERIS EXCHANGE, LLC

SECOND: The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904, County of Kent.

Executed on February 4, 2010

Michael S. Roberts, Authorized Person

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF ERIS EXCHANGE, LLC

This **SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** of **ERIS EXCHANGE, LLC** (such agreement, as amended from time to time, shall be referred to herein as this "**Agreement**"), effective as of May 2, 2022 (the "**Effective Date**"), is entered into by Eris Digital Holdings, LLC, a Delaware limited liability company ("**Member**"), and each of those other members executing this Agreement from time to time in accordance with the terms hereof.

EXPLANATORY STATEMENTS

A. The Company was formed pursuant to a Certificate of Formation (the "**Certificate**") filed with the Secretary of State of Delaware on February 4, 2010, and has been operating pursuant to the provisions of the Company's Amended and Restated Limited Liability Company Agreement dated as of April 18, 2011 (the "**A&R LLC Agreement**").

B. The Member has determined to amend and restate the A&R LLC Agreement to, among other things, govern the management and operation of the Company and the relationship of the parties in accordance with the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

For good and valuable consideration, the parties, intending legally to be bound, agree as follows:

Section I
Defined Terms

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the meanings ascribed to them in Exhibit B of this Agreement.

Section II
Formation and Name; Office; Purpose; Term

The Company was formed upon the execution and filing of the Certificate with the Secretary on February 4, 2010. The name of the Company is "Eris Exchange, LLC." The Company may do business under that name and under any other name or names upon which the Member may determine. The purposes of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Member. The term of the Company began upon the filing of the Certificate and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate, or at such other place as the Member may designate from time to time. The principal office and place of business of the Company shall be located at such place as the Member may designate from time to time.

The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate, or at such other place as the Member may designate from time to time. The name, present mailing address, taxpayer identification number and Percentage Interest of the Member are set forth on Exhibit A. The Member shall have the right to admit additional members from time to time as it determines in its sole discretion. If at any time the Member deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and operations, the Member shall have the right to (i) raise additional equity capital for infusion into the Company from members or other Persons on terms that may be senior to, junior to, or on parity with, the terms of the Interests held by then existing members, and (ii) admit the Persons investing such equity capital as additional members. In addition, the Company may obtain funds through loans (which may be made by the Member) having such terms and conditions as the Member, in its reasonable discretion, deems to be in the best interest of the Company. The Member shall amend Exhibit A from time to time to reflect changes in the identity of the members and changes in information set forth on Exhibit A. This Agreement is the limited liability company agreement of the Company within the meaning of the Act.

Section III
Capital

It is acknowledged that the Member has made all capital contributions to the capital of the Company required to be made by the Member as of the date hereof. From time to time the Member may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Member shall approve, acting in its sole discretion. The Member shall not be required to contribute any additional capital to the Company, and the Member shall not have any personal liability for any obligations of the Company.

Section IV
Profit, Loss and Distributions

Cash Flow for each taxable year of the Company shall be distributed to the Member, at such time as determined by the Board. All Profit or Loss shall be allocated to the Member. If the Company is dissolved, the assets of the Company shall be distributed as provided in **Section VII**.

Section V
Management of the Company

(a) Management by the Member. Subject to **Section V(b)**, the Company shall be managed by and all decisions regarding the Company shall be made by the Member.

(b) Delegation of Authority to the Board of Directors. Notwithstanding **Section V(a)** above, except as otherwise set forth herein, the Member hereby delegates authority over the business and affairs of the Company to the Board of Directors of the Company (the "**Board**"). Except as otherwise specifically provided herein, the Board shall have full, exclusive and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein. Except as otherwise provided herein or expressly authorized by the Board, the Member of the Company shall not have,and no other Person, shall have the authority or power, directly or indirectly, to act as agent of the Company for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Company or in any other way bind the Company or hold itself out as acting for or on behalf of the Company. Any attempted action in contravention of **Sections V(a)-(g)** shall be null, void *ab initio* and not binding upon the Company, unless ratified or authorized in writing by the Board.

(c) Number; Election; Tenure; Compensation; Reimbursement. Commencing on the date of this Agreement, the Board shall consist of six (6) directors (the "**Directors"**). One Director shall be designated by the Member to serve as the Chairman. The Directors shall be appointed by the Member; provided, however, that, at all times, not fewer than thirty-five percent (35%) of the Directors shall be "public directors", as such term is defined by applicable CFTC regulation ("**Public Directors**"), as determined by the Board. Subject to applicable law, the number of Directors constituting the Board may be increased or decreased from time to time by the Member; provided that the Board shall consist of not fewer than five (5) Directors. Each Director shall have the duties (including fiduciary duties) that the directors of a Delaware corporation have to a corporation under Delaware General Corporation Law. No Director shall be entitled to be compensated for any services provided to the Company, except as authorized in writing by the Board. The Company shall reimburse each of the Directors for reasonable business expenses incurred by any such Director on behalf of the Company, which expenses will be treated as expenses of the Company.

(d) Resignation. Each Director shall hold office until his or her successor is appointed and has qualified, or until his or her earlier resignation or removal. A Director may resign at any time by giving written notice to the Board. A resignation shall be effective upon receipt thereof by the Board unless the notice specifies a future date. The acceptance of a resignation shall not be necessary to make it effective. Any one or more of the Directors (i) shall automatically, without any further action by the Board or the Member, be removed from such position due to such Director's death, and (ii) may be removed from such position, either with or without cause, by the Member. Following the resignation of any Director, such Director and the Persons described in **Section VIII** shall remain entitled to indemnification from the Company to the extent available under such Section with respect to any matter arising prior to its or their resignation.

(e) Vacancy. Any vacancies occurring on the Board shall be filled by the Member in accordance with **Section V(c)**; provided that at all times at least thirty-five percent (35%) of the Directors shall be Public Directors and any vacancies with respect to Public Directors shall be filled by the Board.

(f) Meetings of the Board.

(i) Time and Place. Meetings of the Board shall be held at the principal place of business of the Company or at any other place that the Board determines. At any meeting, any Director may participate by telephone or similar communication equipment, provided each Director who is participating in the meeting can hear each of the other Directors who are participating in the meeting. Directors present by telephone or similar communication equipment shall be deemed to be present "in person" for the purposes of the meeting. Meetings shall be held in accordance with a schedule established by the Board. Meetings of the Board may be called by the Chairman or by any two (2) Directors upon at least one (1) Business Day's prior notice to the other Directors, provided such notice may be waived by all of the Directors for any individual meeting. Attendance of a Director at a meeting shall constitute a waiver of notice of the meeting, except where such Director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and notes such objection on the record. Notwithstanding any other provision of this Agreement to the contrary, a notice pursuant to this Section may be given orally or otherwise as set forth in **Section X** of this Agreement.

(ii) Quorum and Voting. Each Director shall have one (1) vote in all matters requiring a vote of the Board. A majority of the entire Board shall constitute a quorum at any meeting of the Board. Except as otherwise required by law, the act of the Board Members possessing a majority of the votes in the aggregate present at the meeting, excluding from the votes present for such purposes any abstentions or recusals, shall be the act of the Board. If at any meeting of the Board there shall be less than a quorum present, the Director(s) present thereat may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall have been obtained. Any meeting not resumed, or if resumed not completed, during the originally scheduled time for such meeting, shall be deemed concluded at the end of such scheduled time; provided that this provision may be waived by all of the Directors present at any such meeting. All actions and decisions of the Board, once approved in accordance herewith, shall be binding on the Company and the Member.

(iii) Written Consents in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action(s) so taken, shall be signed by a majority of the Directors (one of whom shall be the Chairman).

(g) Committees.

(i) Designations and Powers. The Board may in its sole discretion, but subject to any requirements under applicable law, including, but not limited to, the CEA and CFTC regulations promulgated thereunder, (x) appoint one or more committees of the Board consisting of one or more of the Directors of the Company or other individuals and authorize and adopt a charter for such committee setting forth such committee's powers, authorities and responsibilities (a "**Charter**"), (y) designate one or more Directors or other individuals as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and (z) appoint a chairperson of any such committee. The number of Directors or other individuals serving on any committee may, subject to any requirements under applicable law, including, but not limited to, the CEA and CFTC regulations promulgated thereunder, be increased or decreased from time to time by the Board. Any such committee, to the extent provided in a resolution of the Board or in this Agreement, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

(ii) Exchange Participant Committee. The Board shall appoint an Exchange Participant Committee (the "**Exchange Participant Committee**") which will consist of such number of Directors as established by resolution adopted by the Board, provided that the Exchange Participant Committee shall at all times consist of not less than thirty-five percent (35%) Public Directors. The Exchange Participant Committee shall have those powers, authorities, and responsibilities delegated to it by the Board in its Charter.

(iii) Exchange Practices Committee. The Board shall appoint an Exchange Practices Committee (the "**Exchange Practices Committee**") which shall consist of such number of Directors as established by resolution adopted by the Board, provided that the Exchange Practices Committee shall at all times consist of not less than thirty-five percent (35%) Public Directors. The Exchange Practices Committee shall have those powers, authorities, and responsibilities delegated to it by the Board in its Charter.

(iv) Regulatory Oversight Committee. The Board shall appoint a Regulatory Oversight Committee (the "**Regulatory Oversight Committee**") which shall consist of such number of Directors as established by resolution adopted by the Board, provided that the Regulatory Oversight Committee shall at all times consist entirely (100%) of Public Directors. The Regulatory Oversight Committee shall have those powers, authorities, and responsibilities delegated to it by the Board in its Charter.

(v) Meetings of Committees. Meetings of any committee may be held at any time or place as shall be determined by resolution of the committee, the chairperson of the committee or any two (2) members of the committee. Notice of any meeting of a committee shall be given in the same manner as notice of any meeting of the Board as provided in **Section V(f)(i)**. A majority of the entire committee shall constitute a quorum at any meeting of a committee. The act of a majority of the members of a committee at any duly constituted meeting, if a quorum is present, shall be the act of the committee. Any action required or permitted to be taken at any meeting of a committee may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the requisite number of members of such committee. Any member of a committee may participate by telephone or similar communications equipment, provided each member who is participating in the meeting can hear each of the other members who are participating in the meeting. Persons present by telephone or similar communications equipment shall be deemed to be present "in person" for the purposes of the meeting. The foregoing shall be subject to the specific terms of each committee's Charter and in the event of an inconsistency between a Charter and this Agreement, the terms of such Charter shall govern.

(vi) Reports to the CFTC. In the event that the Board rejects any recommendation or supersedes any action of the Regulatory Oversight Committee or the Exchange Participant Committee, the Company shall prepare and submit to the CFTC a report detailing (w) the recommendation or action of the Regulatory Oversight Committee or the Exchange Participant Committee, as applicable, (x) the rationale for such recommendation or action, (y) the rationale of the Board for rejecting such recommendation or superseding such action, and (z) the course of action the Board decided to take contrary to such recommendation or action.

(h) Board Observers. The Member shall have the right to appoint observers to the Board (each, an "**Observer**"). Such Observers shall serve for a term of one (1) year. Such Observers shall be entitled to (x) receive contemporaneously the same notice and other materials in respect of all meetings (or written consents) of the Board as are furnished to the Directors, (y) attend all meetings (and review all written consents) of the Board, and (z) participate in all discussions conducted at meetings (or with respect to actions to be taken by written consent) of the Board; provided, however, such Observers shall not constitute a Director and shall not be entitled to vote on any matters presented to the Board and may be removed for any or no reason by the Board upon notice thereof; provided further that such Observers may be required to leave, or not be allowed to attend, any meetings (or may not receive certain materials) if and to the extent a conflict of interest, confidentiality concern or privilege arises or may arise in connection with the issues being discussed (or described in such materials), regulatory issues may arise or be discussed with respect to which it would be inappropriate for the Observers to participate, or another reasonable basis exists for excluding the Observers, in each case as determined by the Chairman in his or her reasonable discretion.

(i) Required Member Consent. Notwithstanding anything to the contrary contained herein, the Board shall not approve or undertake or authorize any other Person to approve or undertake, and shall not have the power or authority to approve or authorize any other Person to approve or undertake any of the following actions with respect to the Company without the prior written consent of the Member:

(i) enter into, approve or adopt an annual business plan or annual budget;

(ii) appoint a new president, chief executive officer, chief financial officer, chief operating officer, any executive vice president or any other officer comprising senior management of the Company, or the termination (other than for cause) of or material change in the compensation (including equity compensation) of any then-existing president, chief executive officer, chief financial officer, chief operating officer, any executive vice president or any other officer comprising senior management of the Company;

(iii) acquire or dispose of any business or any material assets;

(iv) approve, recommend, consummate or participate in any Sale Transaction;

(v) cause any material change in the line(s) of business of the Company and its subsidiaries, taken as a whole, from the business conducted by the Company and its subsidiaries as of the date hereof;

(vi) create, authorize, offer, issue or sell to any Person any Interests or any interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Interests;

(vii) admit a new Member to the Company;

(viii) create or grant any security interest, encumbrance or guarantee on the assets of the Company or any of its subsidiaries;

(ix) incur indebtedness for borrowed money;

(x) approve, initiate or consummate a reorganization, liquidation or dissolution of the Company;

(xi) initiate or settle any litigation or any other action, suit or similar proceeding;

(xii) finalize or settle any administrative or judicial disputes with any taxing or other governmental authority;

(xiii) select, cause appointment or replace the auditors of the Company or its Subsidiaries;

(xiv) file any tax returns and statements with respect to the Company or any subsidiary or the assets of the Company or any subsidiary;

(xv) amend any accounting policy or make any tax election or decision or change in tax classification of the Company;

(xvi) amend the Company's organizational documents or documents related to the Interests; or

(xvii) redeem, repurchase or otherwise acquire any Interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Interests.

(j) Officers. Any Officer authorized and appointed to act by the Board shall have full power and authority to act for and bind the Company for the purposes so authorized or appointed and third parties may rely upon such authorization or appointment. The Officers of the Company may include a president, chief executive officer, chief regulatory officer and/or such other Officers as the Board may establish from time to time. Each Officer shall hold office until his or her successor is elected or appointed or until his or her earlier displacement from office by resignation, removal or otherwise; provided that if the term of office of any Officer elected or appointed pursuant to this **Section V(i)** shall have been fixed by the Board, he or she shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him or her. Any Officer may resign by written notice to the Company and may be removed with or without cause by the Board whenever in its judgment the best interests of the Company will be served thereby.

(k) Disciplinary Panels. The Board may, in its sole discretion, but subject to any requirements under applicable law, including, but not limited to, the CEA and CFTC regulations promulgated thereunder, establish one or more disciplinary panels, including, but not limited to, a disciplinary panel for appeals (each a "**Disciplinary Panel**"), each of which generally shall be responsible for conducting hearings, rendering decisions, and imposing sanctions with respect to disciplinary matters as determined by the Board. Except as the Board may otherwise determine from time-to-time, each Disciplinary Panel shall be comprised of three individuals, at least one of whom would qualify as a Public Director, and such person will chair the Disciplinary Panel. The number of individuals serving on any Disciplinary Panel (each a "**Disciplinary Panel Member**") may, subject to any requirements under applicable law, be increased or decreased from time to time by the Board. The Disciplinary Panel Members shall be appointed by the Board and may be removed from such position, either with or without cause, at any time by the Board.

Section VI
Transfer

Notwithstanding any provision contained in this Agreement to the contrary, the Member shall have the right to Transfer all or any part of the Member's Membership Rights, and such transferees shall automatically be deemed to be admitted as a member of the Company. For purposes of this Agreement, a Transfer of Interests and other Membership Rights shall include any Transfer of any direct or indirect ownership interests in the Member and any change in the power of a Person to direct the business and affairs of the Member by virtue of ownership of voting securities, contract or otherwise. The Interests and other Membership Rights are securities governed by Article 8 of the Uniform Commercial Code as in effect in the State of Delaware. Interests and Membership Rights shall not be certificated. The transferee of a Transfer for collateral purposes shall not be admitted as a member of the Company until such time, if any, as the transferee has realized upon the Membership Rights pledged to it or has acquired such Membership Rights in lieu of such realization and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

Section VII
Dissolution

The Company shall be dissolved only if the Member determines to dissolve the Company or if the Company has no members. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company in satisfaction of the liabilities of the Company,, and then to the Member.

Section VIII
Liability and Indemnification

(a) Except as otherwise required by non-waivable provisions of applicable law or as expressly set forth in this Agreement, the Member shall not have any personal liability whatsoever in the Member's capacity as a member in excess of its capital contribution, whether to the Company, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by the Member, any actions by such the Member prohibited by this Agreement or as provided in any other written agreement between the Company and the Member.

(b) None of the Member, the Directors, Disciplinary Panel Members or Officers shall be personally liable for the return of any portion of the capital contributions (or any return thereon) of the Member and the return, if any, of such capital contributions (or any return thereon) shall be made solely from assets of the Company. None of the Member or the Directors shall be required to pay to the Company any deficit in the Member's capital account upon dissolution of the Company or otherwise. None of the Member, the Directors or the Officers shall be liable, responsible or accountable, for damages or otherwise, to the Member or to the Company for any act performed by such Member, Directors or Officers within the scope of the authority conferred on such Member, the Directors and the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

(c) The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Member, Disciplinary Panel Members, Officers, Directors, their respective partners, stockholders, members, officers, trustees, advisory board members, directors, employees, attorneys and agents and other affiliates, and, as determined by the Board in its sole discretion, certain non-Officer employees of the Company (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company or by reason of the fact that such Person is or was a Member, Disciplinary Panel Member, Director, Officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, member, disciplinary panel member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "**Third Party Claim**"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; provided, however, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and the Member shall not be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

Section IX
Books, Accounting, and Tax Matters Partner

All funds of the Company shall be deposited in such bank or other investment accounts as the Board shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. The Member intends that for as long as the Company has a single Member the Company will be treated as a disregarded entity for all applicable tax purposes. The Member shall be the tax matters partner unless the Member selects a different tax matters partner, to the extent that a tax matters partner is required or permitted by applicable law. For all taxable years beginning on or after January 1, 2018, and in the event the Company is treated as a partnership for federal income tax purposes, the Member shall be designated as the "partnership representative", as defined in Code Section 6223 (as in effect following the effective date of its amendment by Section 1101 of H.R. 1314) and the Company and the Member shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation.

Section X
General Provisions

(a) Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "**notice**") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to the Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

(b) This Agreement constitutes the complete and exclusive statement of the agreement by the Member and supersedes all prior written and oral statements (including the A&R LLC Agreement), including any prior representation, statement, condition or warranty.

(c) This Agreement may not be amended without the written consent of the Member.

(d) This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

(e) This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

(f) Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

(g) Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

**[Remainder of Page Intentionally Left Blank.
Signature Page Follows.]**

IN WITNESS WHEREOF, the undersigned has executed this Second Amended and Restated Limited Liability Company Agreement of Eris Exchange, LLC as of the date first set forth above.

MEMBER

ERIS DIGITAL HOLDINGS, LLC,
a Delaware limited liability company

DocuSigned by:

By: Thomas Chippas

161757C52CF94F8

Name: Thomas Chippas
Title: Chief Executive Officer

EXHIBIT A
(effective as of May 2, 2022)

NAME, ADDRESS, TAXPAYER IDENTIFICATION NUMBER AND PERCENTAGE INTEREST

Address and Taxpayer Identification Number	Percentage Interest
Eris Digital Holdings, LLC 111 S. Wacker Drive Suite 4730, Chicago, IL 60606 EIN: 82-3843203	100%

<u>EXHIBIT B</u>

Definitions

For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both the singular and plural forms of the terms so defined).

“**Act**” means the Delaware Limited Liability Company Act, as amended from time to time.

“**Board**” shall have the meaning set forth in **Section V** of this Agreement.

“**Business Day**” means any day other than Saturday, Sunday, and a day on which either the Eris Exchange or commercial banks are authorized or required to close in either of Chicago, Illinois or New York City, New York.

“**Cash Flow**” means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Board from time to time except to the extent released from the reserves in question for distribution.

“**CEA**” means the U.S. Commodity Exchange Act, as amended.

“**CFTC**” means the U.S. Commodity Futures Trading Commission.

“**Code**” means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

“**Company**” means the limited liability company formed in accordance with the Certificate.

“**Disciplinary Panel**” shall have the meaning set forth in **Section V** of this Agreement.

“**Disciplinary Panel Member**” shall have the meaning set forth in **Section V** of this Agreement.

“**Interest**” means a membership interest in the Company entitling the holder thereof to receive a share of the Profits and Losses of, and the right to receive distributions from, the Company in accordance with the terms of this Agreement.

“**Membership Rights**” means all of the rights of a member of the Company, including a member’s: (i) Interests; (ii) right to inspect the Company’s books and records; and (iii) right to vote on matters coming before the members, if any.

“**Officer**” means any individual from time to time authorized or appointed by the Board to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Board.

“**Percentage Interest**” means the percentage interest of the Member as set forth on <u>Exhibit A</u>.

"**Person**" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

"**Profit**" and "**Loss**" mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with the Code.

"**Sale Transaction**" shall mean any transaction or series of transactions involving (i) a sale or conveyance of all or substantially all of the Company's assets to any Person, (ii) a sale or conveyance of at least 50% of the Interests or other equity interest in the Company to any Person, or (iii) a merger or consolidation of the Company with any Person pursuant to which the Member (and their affiliates) immediately prior to such merger or consolidation shall own, immediately after giving effect thereto, less than a majority of the equity interest of the surviving entity (or its parent) or the purchasing entity (or its parent), as the case may be.

"**Transfer**" means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer.

LLL Eris Exchange Holdings, LLC

EXECUTION

ERIS EXCHANGE HOLDINGS, LLC

ELEVENTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

Effective as of September 15, 2020

THE UNITS REPRESENTED BY THIS ELEVENTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE FEDERAL OR STATE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

ELEVENTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF ERIS EXCHANGE HOLDINGS, LLC

This **ELEVENTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** of **ERIS EXCHANGE HOLDINGS, LLC**, a Delaware limited liability company (the "**Company**"), is effective as of the 15th day of September, 2020 (the "**Effective Date**"), by and among the Members (as defined below) executing this Agreement from time to time in accordance with the terms hereof.

EXPLANATORY STATEMENT

A. The Company was formed pursuant to a Certificate of Formation (the "**Certificate of Formation**") filed with the Secretary of State of the State of Delaware on June 4, 2010, and the Company has been operating pursuant to and in accordance with that certain Tenth Amended and Restated Limited Liability Company Agreement of the Company dated as of May 31, 2020 (the "**Current Agreement**").

B. The Current Agreement provides that, subject to the prior written consent of Class A-3 Members, Class B Members and Class H Members voting together as a single class and holding at least 61% of the Company's outstanding Class A-3 Units, Class B Units and Class H Units (such consent, the "**Required Member Consent**"), the Company may issue additional Units from time to time, which additional Units may be issued in one or more new classes or series.

C. The Current Agreement also provides that, subject to obtaining the Required Member Consent, the Board shall have the right to amend the Current Agreement, without consent of any other Member, to reflect the relative rights, powers, preferences, obligations, qualifications, limitations and restrictions of the Units in connection with the issuance of additional Units.

D. The Company desires to create a new class of Units to be issued as Class J Units, and has obtained the Required Member Consent with respect to the issuance of Class J Units.

E. In connection with the issuance of Class J Units, the Board has determined to amend and restate the Current Agreement as follows:

AGREEMENT

ARTICLE I

DEFINITIONS

The following capitalized terms shall have the meanings specified in this **ARTICLE I**. Other terms indicated in the index at the end of this **ARTICLE I** are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"**Act**" shall mean the Delaware Limited Liability Company Act, as amended from time to time.

"**Adjusted Capital Contribution**" means, for each Class A-3 Member, Class B Member, Class F Member, Class H Member, Class I Member and Class J Member, an amount equal to (i) the amount set forth opposite such Member's name under the column titled "Adjusted Capital Contribution" on **Schedule A** hereto, reduced (but not reduced to an amount less than zero) by (ii) the aggregate amount of any distributions made to such Member after the Effective Date pursuant to **Section 4.2(a)**, **4.2(b)**, **9.3(d)(i)** and/or **9.3(d)(ii)** (including by the operation of **Section 4.3**) with respect to such Member's Class A-3 Units, Class B Units, Class F Units, Class H Units, Class I Units or Class J Units, as applicable.

"**Affected Members**" means the Class H Members.

"**Affiliate**" with respect to any Person means: (i) any Person directly or indirectly controlling, controlled by or under common control with the subject Person; (ii) any director, trustee, general partner, manager or managing member of the subject Person; or (iii) any individual that is a Family Member of such Person; provided that, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"**Agreement**" shall mean this Eleventh Amended and Restated Limited Liability Company Agreement, as amended from time to time in accordance with its terms.

"**Applicable Law**" means any law, statute, regulation, rule, ordinance, order, consent decree, settlement agreement, regulatory agreement or governmental requirement, and any judgment, decision, decree, writ, injunction, award, ruling, order or memorandum of understanding of any Governmental Body, including, but not limited to, the Act, and the Securities Act.

"**Bankruptcy**" shall mean, with respect to a Member, the occurrence of any of the following: (i) the filing of an application by such Member for, or a consent to, the appointment of a trustee of all or a portion of the Member's assets for the benefit of creditors generally, (ii) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing the Member's inability to pay the Member's debts generally as they come due, (iii) the making by such Member of a general assignment for the benefit of creditors, (iv) the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member as bankrupt in any bankruptcy or insolvency proceeding or appointing a trustee of all or a portion of the Member's assets for the benefit of creditors generally, and such order, judgment or decree continuing unstayed and in effect for a period of thirty (30) days, or (v) the institution of a proceeding seeking a judgment of insolvency or bankruptcy with respect to a Member or any other relief with respect to a Member under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for the Member's winding-up or liquidation, and such proceeding or petition is not dismissed or discharged within thirty (30) days.

"**BBA Audit Rules**" means Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.), as enacted by the Bipartisan Budget Act of 2015, as amended from time to time, any similar state and local provisions, and any Treasury Regulations and other guidance promulgated thereunder.

"**BHC Act**" means the Bank Holding Company Act of 1956, as amended.

"**Board Member**" shall mean an individual appointed to the Board pursuant to **Section 6.1** hereof.

"**Business Day**" shall mean any day other than a Saturday, Sunday and a day on which commercial banks are authorized or required to close in Chicago, Illinois.

"**Capital Account**" shall mean, with respect to each Member, the account established and maintained for such Member on the books of the Company in compliance with Regulation §1.704-1(b)(2)(iv). For this purpose, the Company may, upon the occurrence of any of the events specified in Regulation §1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with rules of such regulation and Regulation §1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property. The Capital Account balance of each Member as of the Effective Date shall be as set forth on the books and records of the Company.

"**Capital Contribution**" shall mean the total amount of cash and the Gross Asset Value of any other assets contributed to the Company by a Member, including the conversion of any indebtedness owed by the Company to a Member from time to time, net of any liabilities assumed or to which such assets are subject.

"**Cause**" means, when used in reference to a Person: (i) that such Person has engaged in willful misconduct or an act or acts of dishonesty or fraud (including embezzlement or misappropriation of funds) with respect to the Company or any of its Subsidiaries; (ii) that such Person has committed an act or acts (x) of fraud against a Person other than the Company and its Subsidiaries, (y) of moral turpitude, or (z) that constitutes a felony; (iii) that such Person has committed an act or failed to act (whether negligently or otherwise) in a manner that brings the Company or any of its Subsidiaries into public disgrace or public disrepute or such Person otherwise commits an intentional act that has, or was intended to have, a detrimental effect on the reputation or business of the Company or any of its Subsidiaries or such Person's reputation; (iv) that such Person has violated any material policies, rules or directions of the Board or any material rules or regulations of any Governmental Body governing the business of the Company or any of its Subsidiaries; (v) that such Person becomes statutorily disqualified under any federal or state securities, futures or commodities law or the regulations thereunder or is suspended, disqualified, fined, sanctioned, reprimanded, admonished or censured by any Governmental Body; (vi) that such Person becomes the subject of any order of any Governmental Body barring or suspending such Person's right to be associated with, or a member of, a designated contract market, exempt board of trade, derivatives clearing organization or other Governmental Body; (vii) the Company or any or its Subsidiaries is suspended, disqualified, fined, sanctioned, reprimanded, admonished, barred or censured by any Governmental Body, in each case as a result of any act or failure to act (whether negligently or otherwise) by such Person; (viii) that such Person is negligent in the performance of, or has refused, after notice thereof, to perform, such Person's material duties and responsibilities to the Company and its Subsidiaries; or (ix) that such Person has breached this Agreement or such Person's Restrictive Covenant Agreement (or any other agreement between such Person and the Company or its Subsidiaries) and has failed to cure such breach (to the extent such breach is capable of being cured) within ten (10) days of written notice thereof.

"**CBOE**" shall mean CBOE III, LLC, a Delaware limited liability company.

"**Class A Member**" shall mean each Person that is a Class A-1 Member, Class A-2 Member, Class A-3 Member or Class A-4 Member.

"**Class A Unit**" shall mean a Class A limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto. Any reference in this Agreement to the Class A Units shall be deemed to be a reference to the Class A-1 Units, Class A-2 Units, Class A-3 Units and Class A-4 Units, collectively.

"**Class A-1 Member**" shall mean each Person listed as a Class A-1 Member of the Company on **Schedule A** attached hereto and any other Person subsequently admitted as a Class A-1 Member of the Company in accordance with the terms hereof.

"**Class A-2 Member**" shall mean each Person listed as a Class A-2 Member of the Company on **Schedule A** attached hereto and any other Person subsequently admitted as a Class A-2 Member of the Company in accordance with the terms hereof.

"**Class A-3 Member**" shall mean each Person listed as a Class A-3 Member of the Company on **Schedule A** attached hereto and any other Person subsequently admitted as a Class A-3 Member of the Company in accordance with the terms hereof.

"**Class A-4 Member**" shall mean each Person listed as a Class A-4 Member of the Company on **Schedule A** attached hereto and any other Person subsequently admitted as a Class A-4 Member of the Company in accordance with the terms hereof.

"**Class A-1 Percentage Interest**" shall mean, with respect to any Class A-1 Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Class A-1 Units held by such Class A-1 Member, and the denominator of which is equal to the total number of Class A-1 Units then issued and outstanding.

"**Class A-3 Percentage Interest**" shall mean, with respect to any Class A-3 Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Class A-3 Units held by such Class A-3 Member, and the denominator of which is equal to the total number of Class A-3 Units then issued and outstanding.

"**Class A-1 Unit**" shall mean a Class A-1 limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class A-2 Unit**" shall mean a Class A-2 limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class A-3 Unit**" shall mean a Class A-3 limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class A-4 Unit**" shall mean a Class A-4 limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class B Board Member**" shall mean the Board Member appointed by the Class B Members in accordance with **Section 6.1**.

"**Class B Member**" shall mean each Person listed as a Class B Member of the Company on **Schedule A** attached hereto in accordance with the terms hereof and any other Person subsequently admitted as a Class B Member of the Company in accordance with the terms hereof.

"**Class B Percentage Interest**" shall mean, with respect to any Class B Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Class B Units held by such Class B Member, and the denominator of which is equal to the total number of Class B Units then issued and outstanding.

"**Class B Unit**" shall mean a Class B limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class C Buy-Out Value**" means, with respect to any Class C Unit, proceeds that would be distributed on account of such Class C Unit if the Company was sold for fair market value on the date as of which the Class C Buy-Out Value is to be determined and the sale proceeds were distributed pursuant to **Section 9.3(d)** hereof. The Board shall determine in good faith the Class C Buy-Out Value of each Class C Unit taking into consideration all factors determinative of the Company's fair market value.

"**Class C Member**" shall mean each Person listed as a Class C Member of the Company on **Schedule A** attached hereto and any other Person subsequently admitted as a Class C Member of the Company in accordance with the terms hereof.

"**Class C Percentage Interest**" shall mean, with respect to any Class C Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Class C Units held by such Class C Member, and the denominator of which is equal to the total number of Class C Units then issued and outstanding.

"**Class C Unit**" shall mean a Class C limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the, Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class F Member**" shall mean each Person listed as a Class F Member of the Company on **Schedule A** attached hereto in accordance with the terms hereof and any other Person subsequently admitted as a Class F Member of the Company in accordance with the terms hereof.

"**Class F Percentage Interest**" shall mean, subject to **Section 3.12**, with respect to any Class F Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Class F Units held (or deemed held) by such Class F Member, and the denominator of which is equal to the total number of Class F Units then issued and outstanding (or deemed issued and outstanding).

"**Class F Unit**" shall mean a Class F limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class H Member**" shall mean each Person listed as a Class H Member of the Company on **Schedule A** attached hereto in accordance with the terms hereof and any other Person subsequently admitted as a Class H Member of the Company in accordance with the terms hereof.

"**Class H Percentage Interest**" shall mean, subject to **Section 3.13**, with respect to any Class H Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Class H Units (or deemed held) held by such Class H Member, and the denominator of which is equal to the total number of Class H Units then issued and outstanding (or deemed issued and outstanding).

"**Class H Unit**" shall mean a Class H limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class H Unit Subscription Agreement**" shall mean that certain subscription agreement entered into by the Company and CBOE dated as of May 20, 2016.

"**Class I Member**" shall mean each Person listed as a Class I Member of the Company on **Schedule A** attached hereto in accordance with the terms hereof and any other Person subsequently admitted as a Class I Member of the Company in accordance with the terms hereof.

"**Class I Percentage Interest**" shall mean, subject to **Section 3.14**, with respect to any Class I Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Class I Units (or deemed held) held by such Class I Member, and the denominator of which is equal to the total number of Class I Units then issued and outstanding (or deemed issued and outstanding).

"**Class I Unit**" shall mean a Class I limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class J Member**" shall mean any Person subsequently admitted as a Class J Member of the Company in accordance with the terms hereof.

"**Class J Percentage Interest**" shall mean, subject to **Section 3.15**, with respect to any Class J Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Class J Units (or deemed held) held by such Class J Member, and the denominator of which is equal to the total number of Class J Units then issued and outstanding (or deemed issued and outstanding).

"**Class J Unit**" shall mean a Class J limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Code**" shall mean the United States Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"**Company**" shall mean the limited liability company formed pursuant to the Certificate of Formation.

"**Company Book Value**" shall mean the book value of the Company, calculated by total assets minus total liabilities and intangible assets (to the extent reflected in the Company's most recent financial statements), as reasonably determined by the Board based on the Company's most recent financial statements prepared in accordance with U.S. generally accepted accounting principles applied on a basis that is consistent with past practice; provided that if for any reason the Company has not prepared financial statements in accordance with U.S. generally accepted accounting principles, then the determination of Company Book Value will be determined by the reasonable good faith judgment of the Board.

"**Confidential Information**" shall mean trade secrets and other non-public information relating to the Company or its Subsidiaries, which may include, but not be limited to: investment systems; risk management models; revenue models; quantitative and other strategies and methodologies, procedures and techniques; business plans and strategies, pricing and other financial information; lists of investors, customers, members, participants, vendors and suppliers; any confidential information of any such investors, customers, members, participants, vendors or suppliers; contractual arrangements, personnel records and other information relating to employees, training materials and statistical data; the source code and any non-public information or data comprising or related to the Company's intellectual property; and other proprietary technologies and processes and other proprietary information used by the Company or its Subsidiaries in connection with their respective businesses and/or which the Company or its Subsidiaries is obligated to any third party to maintain as confidential. Notwithstanding the generality of the foregoing, "Confidential Information" does not include any information, materials or data that: (x) becomes rightfully known to a Member other than as a result of such Member's employment or engagement with, or ownership of, the Company or any Subsidiary of the Company; (y) is or becomes generally available to the public other than as a result of a recipient's unauthorized direct or indirect acts; or (z) is independently developed by the Member without use of the Company's or its Subsidiaries' Confidential Information.

"**Convertible Interests**" means any debt securities or equity interests convertible into or exchangeable for Units, but excluding Options.

"**Depreciation**" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to assets for such Fiscal Year as determined in accordance with U.S. generally accepted accounting principles, except that if the Gross Asset Value of the assets differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

"**Disability**" means, when used in reference to any Member or Board Member, an occurrence causing physical or mental illness, injury or infirmity of such a nature, degree or effect as to render such Member or Board Member substantially unable to perform his duties and responsibilities under this Agreement for a total of 180 days in any 365-day period. The Board (but not including a Board Member in question) shall determine, according to the facts then available, whether and when a Disability has occurred, which determination shall not be arbitrary or unreasonable. The Board, in making such determination, shall take into consideration the opinion of the Member's or Board Member's personal physician, if reasonably available, but such determination by the Board shall be final and binding on the Company and such Member or Board Member.

"**DRW**" shall mean DRW Ventures III, LLC, a Delaware limited liability company.

"**Eris Innovations**" means Eris Innovations, LLC, a Delaware limited liability company.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Excluded Equity**" shall mean any equity interests of the Company: (i) that are Class A-2 Units or Class A-4 Units, (ii) issued as a subdivision of or distribution in respect of any Units, (iii) issued upon conversion, exercise or exchange of any convertible equity interests of the Company, (iv) issued in connection with any Qualified IPO, (v) that are Units or options issued pursuant to a Management Compensation Plan that has been approved in accordance with **Section 6.4(a)** or Class C Units (or options to acquire such Units) issued pursuant to the Incentive Plan, (vi) issued in connection with strategic alliances the primary purposes of which is other than to raise capital for the Company, (vii) issued in connection with loan, credit or other debt financing arrangements, and/or (viii) issued in connection with the acquisition of another business, whether by merger, or acquisition of assets or equity interests.

"**Family Member**" shall mean, with respect to any individual, such individual's spouse, children and grandchildren.

"**Fiscal Year**" shall mean each twelve-month period (or portion thereof) beginning on January 1 and ending on December 31 of each year.

"**Governmental Body**" shall mean any:

(a) federal, state, city, or other jurisdiction or government of any nature, including, without limitation, foreign jurisdictions or governments;

(b) U.S. or foreign governmental or quasi-governmental authority of any nature, including any governmental agency, branch, department or official or other entity exercising governmental or quasi-governmental powers, any regulatory or self-regulatory organization (including any securities, options or futures exchange or contract market and any clearing house and any clearing agency), and any court or other tribunal; or

(c) U.S. or foreign body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

"**Gross Asset Value**" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as reasonably determined by the Board;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Board, as of the following times:

(i) The acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(ii) The distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an interest in the Company if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(*g*); and

(iv) The grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the

Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member of the Company, if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution as reasonably determined by the Board; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining capital accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(*m*); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection to the extent the Board reasonably determines that an adjustment pursuant to **subsection (b)** is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this **subsection (d)**.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to **subsection (a)**, **(b)** or **(d)** hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset.

"**Initiating Holders**" means the holders of Registrable Units initiating a request for registration pursuant to **Section 10.1(a)** or **10.1(b)**, as the case may be.

"**Involuntary Withdrawal**" shall mean the occurrence of any of the following events:

(i) the Bankruptcy of such Member;

(ii) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(iii) if the Member is a partnership or another limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(iv) if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(v) with respect to an unadmitted assignee that is not a Member, any event that would cause an Involuntary Withdrawal of such unadmitted assignee if he, she or it was a Member; or

(vi) any other event causing the resignation of a Member under the Act other than a Voluntary Withdrawal.

"**Liquidity Provider Agreement**" shall mean any liquidity provider agreement or similar agreement by and between the Company (and/or its Affiliates) and a market participant approved by the Board.

"**Majority-in-Interest of the Class A-3 Members**" shall mean Class A-3 Members whose aggregate Class A-3 Percentage Interests exceed 50% of the Class A-3 Percentage Interests of all Class A-3 Members entitled to vote with respect to the applicable matter coming before the Class A-3 Members.

"**Majority-in-Interest of the Class B Members**" shall mean Class B Members whose aggregate Class B Percentage Interests exceed 50% of the Class B Percentage Interests of all Class B Members entitled to vote with respect to the applicable matter coming before the Class B Members.

"**Majority-in-Interest of the Class F Members**" shall mean Class F Members whose aggregate Class F Percentage Interests exceed 50% of the Class F Percentage Interests of all Class F Members entitled to vote with respect to the applicable matter coming before the Class F Members.

"**Majority-in-Interest of the Class H Members**" shall mean Class H Members whose aggregate Class H Percentage Interests exceed 50% of the Class H Percentage Interests of all Class H Members entitled to vote with respect to the applicable matter coming before the Class H Members.

"**Majority-in-Interest of the Class I Members**" shall mean Class I Members whose aggregate Class I Percentage Interests exceed 50% of the Class I Percentage Interests of all Class I Members entitled to vote with respect to the applicable matter coming before the Class I Members.

"**Majority-in-Interest of the Class J Members**" shall mean Class J Members whose aggregate Class J Percentage Interests exceed 50% of the Class J Percentage Interests of all Class J Members entitled to vote with respect to the applicable matter coming before the Class J Members.

"**Majority-in-Interest of the Voting Members**" shall mean Voting Members whose aggregate Voting Percentage Interests exceed 50% of the Voting Percentage Interests of all Voting Members entitled to vote with respect to the applicable matter coming before the Voting Members.

"**Member**" shall mean each Person signing this Agreement and any Person who subsequently is admitted as a Member of the Company in accordance with the terms of this Agreement.

"**Membership Rights**" shall mean all of the rights of a Member in the Company subject to the terms and conditions of this Agreement, including a Member's: (i) Units; (ii) right to inspect the Company's books and records; and (iii) right to vote on matters coming before the Members, subject to the terms and conditions of **ARTICLE VI** of this Agreement.

"**Negative Capital Account**" shall mean a Capital Account with a balance of less than zero.

"**Net Cash Flow**" shall mean, with respect to any period, all revenues, funds and proceeds received by the Company after the Effective Date from any source (other than (x) Capital Contributions, (y) all revenues, funds, and proceeds included in the determination of Net Sale Proceeds, and (z) subordinated loans), less the sum of (i) all expenses of the Company paid during such period (other than any expenses included in the determination of Net Sale Proceeds), (ii) all payments of principal or interest with respect to indebtedness of the Company made during such period, and (iii) Reserves established during such period. Net Cash Flow shall be determined by the Board in good faith.

"**Net Profits**" and "**Net Losses**" means, with respect to the Company for each Fiscal Year or other allocation period, an amount equal to the Company's taxable income or taxable loss for such period, determined in accordance with federal income tax principles, (for this purpose, all amounts required to be stated separately pursuant to Section 703 of the Code shall be included in the Company's taxable income or taxable loss) with the following adjustments:

(a) There shall be added to such taxable income or taxable loss an amount equal to any income received by the Company during such period which is wholly exempt from federal income tax (e.g., interest income which is exempt from federal income tax under Section 103 of the Code);

(b) Any expenditures of the Company described in section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to § 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Net Profits or Net Losses, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to the terms of this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company property disposed of, notwithstanding that the adjusted tax basis of such Company property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to § 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g) Any items that are specially allocated pursuant to **Section 2.2** of Exhibit A shall not be taken into account in computing Net Profits and Net Losses.

Net Profits and Net Losses shall be determined by the Board in good faith.

"**Net Sale Proceeds**" means the gross receipts of the Company from a Sale Transaction (including all cash, securities and other assets to be received by the Company in connection with such Sale Transaction) plus any released Reserves from prior Sale Transactions, less (i) the payment of or provision for all debts and obligations to be satisfied as the result of or in connection with the consummation of such Sale Transaction and the receipt or collection of such proceeds, (ii) all costs and expenses incurred in connection with such Sale Transaction, and (iii) the setting aside of any Reserves from such proceeds. Net Sale Proceeds shall be determined by the Board in good faith.

"**Options**" means any warrants, options or other rights to subscribe for or to, purchase or otherwise acquire Units or Convertible Interests or that would otherwise entitle the holder of such warrant, option or other right to distributions under this Agreement.

"**Participating Percentage Interest**" shall mean, subject to **Section 3.12**, **Section 3.13, Section 3.14** and **Section 3.15**, with respect to any Member, the percentage (rounded to the nearest thousandth) computed at the applicable time referenced in this Agreement, as one hundred (100) times a fraction, the numerator of which is equal to the number of Units held (or deemed held) by such Member, and the denominator of which is equal to the total number of Units then issued and outstanding (or deemed issued and outstanding). For the avoidance of doubt, any waiver, disregard or other deemed or elected reduction of a Member's voting rights, in each case, pursuant to **Section 2.10**, shall not, in and of itself, waive, disregard or otherwise reduce such Member's Participating Percentage Interest.

"**Percentage Interest**" shall mean the Participating Percentage Interest, Voting Percentage Interest, Class A-1 Percentage Interest, Class A-3 Percentage Interest, Class B Percentage Interest, Class F Percentage Interest, Class H Percentage Interest, Class I Percentage Interest and Class J Percentage Interest, as applicable in the context in which used.

"**Person**" shall mean an individual, a corporation, a company, a voluntary association, a partnership, a joint venture, a limited liability company, a trust, an estate, an unincorporated organization, a Governmental Body or other entity.

"**Qualified IPO**" shall mean an underwritten public offering of Units (or of equity securities of the Company or any successor to the Company) pursuant to the Securities Act with gross proceeds to the Company or such successor of not less than $30,000,000.

"**Registrable Units**" shall mean, at any time, the Class F Units, the Class H Units, the Class I Units, the Class J Units or equity securities of the Company or any successor to the Company into which such Units have been converted or for which such Units have been exchanged;

provided, however, that Registrable Units shall not include any Class F Units, Class H Units, Class I Units or Class J Units which have been registered and sold pursuant to an effective registration statement under the Securities Act, or which have been sold pursuant to Rule 144 under the Securities Act or any successor rule thereto.

"**Registration Statement**" means a registration statement filed by the Company with the SEC for a public offering and sale of securities of the Company (other than a registration statement on Form S-8 or Form S-4, or their successors, or any other form for a similar limited purpose, or any registration statement covering only securities proposed to be issued in one or more employee benefit plans or in exchange for securities or assets of another corporation).

"**Regulation**" shall mean any Treasury Regulation promulgated under the Code.

"**Reserve**" shall mean an amount of funds deemed sufficient by the Board in its sole discretion, as of the date of determination, for working capital, capital required to be reserved by Applicable Law, capital expenditures and other future uses of capital, and to pay taxes (specifically including the Board's authority to retain reserves for purposes of paying tax obligations of the Company), insurance, debt service and/or other costs and expenses incident to the operation of the Company.

"**Restrictive Covenant Agreement**" shall mean any restrictive covenant agreement executed by a Member and the Company or any of its Subsidiaries and any other agreement with a Person regarding such Person's employment or engagement with the Company or any of its Subsidiaries.

"**Sale Transaction**" shall mean any transaction pursuant to which the business of the Company is sold, whether by (i) a sale or conveyance of all or substantially all of the Company's assets to any Person, (ii) a sale or conveyance of all or substantially all of the Units or other equity interest in the Company to any Person, or (iii) a merger or consolidation of the Company with any Person pursuant to which the Members and their Affiliates immediately prior to such merger or consolidation shall own, immediately after giving effect thereto, less than a majority of the equity interest of the surviving entity (or its parent) or the purchasing entity (or its parent), as the case may be.

"**SEC**" shall mean the Securities and Exchange Commission.

"**Secretary of State**" shall mean the Secretary of State of the State of Delaware.

"**Securities Act**" shall mean the Securities Act of 1933, as amended.

"**Subsidiary**" shall mean, with respect to the Company, any corporation, limited liability company, partnership, association or entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of membership, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by the

Company or one or more Subsidiaries of the Company or a combination thereof. For purposes hereof, the Company shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if the Company shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be the manager, managing member, managing director or general partner of, or shall otherwise control the activities of, such limited liability company, partnership, association or other business entity. For the avoidance of doubt, Eris Innovations shall be deemed a Subsidiary of the Company.

"**Transfer**" shall mean, when used as a noun, any sale, exchange, encumbrance, disposition, hypothecation, pledge, assignment, attachment, mortgage or other transfer or grant of rights or interests, whether voluntarily or involuntarily, by operation of law or otherwise, and, when used as a verb, means, to sell, exchange, encumber, dispose, hypothecate, pledge, assign, mortgage or otherwise transfer or grant rights or interests, including, without limitation, Membership Rights, whether voluntarily or involuntarily, by operation of law or otherwise.

"**Unaffiliated Third Party**" means a Person (i) that is not a Member or an Affiliate thereof and (ii) in which no Member or Affiliate of any Member directly or indirectly (A) holds an equity interest in excess of 5% of the outstanding equity interests of such Person, or (B) holds any debt obligation other than debt arising in the ordinary course of business.

"**Units**" shall mean the Class A-1 Units, Class A-2 Units, Class A-3 Units, Class A-4 Units, Class B Units, Class C Units, Class F Units, Class H Units, Class I Units, Class J Units and any additional Units or other equity interests issued by the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement.

"**Unvested Unit**" shall mean a Class C Unit as of any determination date that remains subject to vesting over time or upon the occurrence of certain events.

"**Vested Unit**" shall mean a Class C Unit that (i) is not subject to vesting at the time of its issuance or (ii) as of any date of determination has become vested over time or upon the occurrence of certain events pursuant to the terms of a written agreement between the holder of such Class C Unit and the Company.

"**Voluntary Withdrawal**" shall mean a Member's resignation from the Company by such Member's express will or other voluntary act other than a Transfer of Membership Rights.

"**Voting Members**" shall mean all Members other than Class A-4 Members and Class C Members.

"**Voting Percentage Interest**" shall mean, subject to **Section 2.10**, **Section 3.12**, **Section 3.13**, **Section 3.14 and Section 3.15** with respect to any Voting Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Units held (or deemed held) by such Member, and the denominator of which is equal to the total number of Units then issued and outstanding (or deemed issued and outstanding); provided that the numerator and denominator shall be reduced by the number of any such Units that are Non-Voting Units.

INDEX OF OTHER DEFINED TERMS

“Piggyback Registration” ..... **Section 10.2(a)**
“Pre-emptive Offer” ..... **Section 3.11(a)**
“Proportionate Interest” ..... **Section 7.7(b)**
“Proposed Rules” ..... **Section 11.9(a)**
“Proposed Sale” ..... **Section 7.7(a)**
“Purchaser” ..... **Section 7.8(a)**
“Put Option” ..... **Section 8.1(a)**
“Remaining New Equity” ..... **Section 3.11(b)**
“Reorganization Assets” ..... **Section 3.12(e)**
“Reorganization Event” ..... **Section 3.12(e)**
“Representatives” ..... **Section 6.9(a)**
“Safe Harbor Election” ..... **Section 11.9(a)**
“Sale Agreement” ..... **Section 7.6(b)**
“Seller Units” ..... **Section 7.4(b)**
“Seller” ..... **Section 7.4(b)**
“Selling Member” ..... **Section 7.7(a)**
“Suspended Payments” ..... **Section 8.7**
“Tax Matters Partner” ..... **Section 11.6(a)**
“Third Party Claim” ..... **Section 6.8(c)**
“Transaction Approval” ..... **Section 8.2(d)**
“Transfer Event” ..... **Section 7.4(a)**
“Trigger” ..... **Section 7.3(b)**
“Units Deemed Outstanding for Class F Dilutive Event” ..... **Section 3.12(b)(ii)**
“Units Deemed Outstanding for Class H Dilutive Event” ..... **Section 3.13(b)(ii)**
“Units Deemed Outstanding for Class I Dilutive Event” ..... **Section 3.14(b)(ii)**
“Units Deemed Outstanding for Class J Dilutive Event” ..... **Section 3.15(b)(ii)**
“Unvested Covered Units” ..... **Section 8.3**
“Vested Covered Units” ..... **Section 8.3**

ARTICLE II

ORGANIZATIONAL MATTERS

Section 2.1 Continuation of the Company. The Company was formed upon the execution and filing of the Certificate of Formation with the Secretary of State on June 4, 2010. The Board, in its individual capacity and as agent for the Members, shall accomplish all filing, recording, publishing and other acts necessary or appropriate for compliance with all the requirements for the continued existence of the Company as a limited liability company under the Act and under all other laws of the State of Delaware or such other jurisdictions in which the Board determines that the Company may conduct business. The rights and duties of the Board Members and Members shall be as provided in this Agreement and, to the extent not inconsistent with the terms of this Agreement, in the Act.

Section 2.2 Name. The name of the Company is "Eris Exchange Holdings, LLC," as such name may be modified from time to time by the Board.

Section 2.3 Purpose. Subject to **Section 6.4**, the purpose of the Company shall be to (i) own an equity interest in each of Eris Innovations and other Subsidiaries, (ii) engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing, and (iii) engage in any lawful act or activity as determined by the Board for which limited liability companies may be organized under the Act.

Section 2.4 Location of Principal Place of Business. The principal office and place of business of the Company shall be located at 1 South Wacker Drive, Suite 200, Chicago, Illinois 60606, or at such other place as the Board may designate from time to time. The Board may change the location of the principal place of business of the Company at any time. The Company may maintain such other offices as the Board may deem advisable at any other place or places within or outside of the United States.

Section 2.5 Registered Office and Registered Agent. The Company's registered office and registered agent shall be as set forth in the Certificate of Formation, until such time as either are changed in accordance with the Act.

Section 2.6 Members. The name, initial Capital Contribution, Adjusted Capital Contribution, number of Units and Percentage Interest of each Member are set forth on **Schedule A**, as such **Schedule A** may be amended from time to time in accordance with the terms of this Agreement.

Section 2.7 Term. The term of the Company commenced at the time the Certificate of Formation was marked "Filed" by the Secretary of State and shall continue in existence in perpetuity unless its existence is sooner terminated pursuant to **ARTICLE IX** hereof.

Section 2.8 No State Law Partnership. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) and that no Member shall be a partner of any other Member, for any purposes other than federal, state and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

Section 2.9 Voting Rights. Except as otherwise expressly set forth herein, the Voting Members shall be the only Members entitled to vote on each matter submitted to a vote of the applicable Members pursuant to the terms of this Agreement.

Section 2.10 Non-Voting Units. That portion of the Units of a particular class held by a Member that is, or is an affiliate of, a bank holding company, as defined in the BHC Act, or is a non-bank subsidiary of such bank holding company, or is otherwise subject to the BHC Act (each, a "**BHC Member**"), or by a group of BHC Members whose Units are aggregated for BHC Act purposes, that cause the Percentage Interest of such Member (or group of BHC Members) in such class to exceed 4.9% (such excess Units, "**Non-Voting Units"**) shall be disregarded for all voting purposes, and such BHC Member (or group of BHC Members) shall be deemed to have only a 4.9% Percentage Interest for whatever voting purposes are permitted to the Members holding that particular class under this Agreement. Any waiver of voting rights hereunder will be binding upon such BHC Member and upon any Person that succeeds to its Units in the Company. Any BHC Member may, upon written notice to the Company, elect to convert all or any part of its Units (or any Units of a particular class) into a Non-Voting Unit. Any such election shall be irrevocable as it relates to the BHC Member but the Non-Voting Units may, at the option of the BHC Member, be converted into voting Units upon the transfer of such Units by the BHC Member: (i) in a Qualified IPO subject to **ARTICLE X** hereof; (ii) in transfers in which no transferee (or group of associated transferees) would receive two percent (2%) or more of any class of voting Units of the Company, if such transfer is permitted by **ARTICLE VII** hereof; or (iii) to a transferee that would control more than fifty percent (50%) of the voting Units of the Company without any transfer from the BHC Member, if such transfer is permitted by **ARTICLE VII** hereof.

ARTICLE III

UNITS AND CAPITAL CONTRIBUTIONS

Section 3.1 Units. As of the Effective Date, the Company is authorized to issue six classes of units: Class A Units (further divided into Class A-1 Units, Class A-2 Units, Class A-3 Units and Class A-4 Units), Class B Units, Class C Units, Class F Units, Class H Units, Class I Units and Class J Units, each with such rights, powers, preferences, obligations, qualifications, limitations and restrictions as set forth in this Agreement. For the avoidance of doubt, no Class D, Class E or Class G Units are currently authorized or have been issued. Units are owned by Members as set forth on **Schedule A** attached hereto, as amended from time to time in accordance herewith. Subject to **Section 3.11** and **Section 6.4** below, the Board may issue additional Units from time to time, which additional Units may be issued in one or more outstanding classes or series of Units or in one or more new classes or series, the rights, powers, preferences, obligations, qualifications, limitations and restrictions of which shall be established by the Board. Subject to **Section 3.11** and **Section 6.4**, such additional Units may (i) rank senior to, junior to, or *pari passu* with, any outstanding Units as to the payment or the distribution of assets on liquidation, (ii) bear a stated distribution or allocation and/or rank senior to, junior to, or *pari passu* with, any outstanding Units as to distributions of Net Cash Flow or Net Sale Proceeds, (iii) be redeemable by the holder thereof, (iv) have voting or other rights with respect to the management of the Company which rank senior to, junior to, or *pari passu* with, outstanding Units, and/or (v) otherwise have rights, powers or preferences which are senior (or otherwise superior) to, junior to, or *pari passu* with, any outstanding Units. In addition and subject to **Section 3.11** and **Section 6.4**, the Board may from time to time issue options and/or warrants to purchase Units, with such terms as the Board may determine. Subject to **Section 6.4**, the Board shall have the right to amend this Agreement (including **Schedule A** hereto), without consent of any other Member, to reflect the relative rights, powers, preferences, obligations, qualifications, limitations and restrictions of the Units in connection with the issuance of additional Units and/or options or warrants to purchase Units.

Section 3.2 Issuance of Class A Units.

(a) The Board has issued Class A-1 Units to the initial founding Members of the Company. The Board may, subject to **Section 3.11** and **Section 6.4**, issue additional Class A-1 Units to Members of the Company.

(b) The Board has issued Class A-2 Units to market participants, including the Class A Members and Class B Members, pursuant to a liquidity provider program approved by the Board.

(c) Pursuant to **Section 3.1** hereof, the Board has issued Class A-3 Units to certain Members of the Company who have made certain loans to the Company.

(d) Pursuant to **Section 3.1** hereof, the Board has issued and may from time to time issue Class A-4 Units to certain market participants or Affiliates of such market participants as determined by the Board pursuant to Liquidity Provider Agreements approved by the Board. Such Class A-4 Units may be subject to forfeiture as set forth in the applicable Liquidity Provider Agreements.

(e) Class A-1 Units, Class A-2 Units and/or Class A-4 Units may be issued subject to a distribution preference in favor of other issued and outstanding Units of the Company with respect to all distributions of Net Sale Proceeds pursuant to **Section 4.3** and/or **Section 9.3(d)**, as established by the Board in its sole discretion, such that such Class A-1 Units, Class A-2 Units and/or Class A-4 Units would be treated as "profits interests" for U.S. federal income tax purposes. As of the Effective Date, no Class A-1 Units or Class A-2 Units have been issued subject to such distribution preference.

Section 3.3 Issuance of Class B Units. Pursuant to **Section 3.1** hereof and subject to **Section 3.11** and **Section 6.4**, the Board has issued and it is anticipated that the Board may issue Class B Units to Person(s) investing capital in the Company.

Section 3.4 Issuance of Class C Units. Pursuant to **Section 3.1** hereof and subject to **Section 6.4**, the Board has issued and it is anticipated that the Board will from time to time issue Class C Units and options to acquire Class C Units to employees, consultants, independent contractors and other Persons providing services to the Company or any of its Subsidiaries pursuant to the Incentive Plan. Class C Units may be issued (i) subject to vesting at such time, upon such conditions and subject to such schedule as may be approved by the Board and set forth in an agreement between the Company and the Person to which Class C Units are issued, and /or (ii) subject to a distribution preference in favor of other issued and outstanding Units of the Company with respect to all distributions of Net Sale Proceeds pursuant to **Section 4.3** and/or **Section 9.3(d)**, as established by the Board in its sole discretion, such that such Class C Units would be treated as "profits interests" for U.S. federal income tax purposes.

Section 3.5 Issuance of Class F Units. Pursuant to **Section 3.1** hereof and subject to **Section 3.11** and **Section 6.4**, the Board may issue Class F Units to certain investors. Pursuant to

Section 3.1, the Board has issued Class F Units to the Class F Members listed on **Schedule A** hereto.

Section 3.6 Issuance of Class H Units. Pursuant to **Section 3.1** hereof and subject to **Section 3.11** and **Section 6.4**, the Board may issue Class H Units to certain investors. Pursuant to **Section 3.1**, the Board has issued Class H Units to the Class H Members listed on **Schedule A** hereto.

Section 3.7 Issuance of Class I Units. Pursuant to **Section 3.1** hereof and subject to **Section 3.11** and **Section 6.4**, the Board may issue Class I Units to certain investors. Pursuant to **Section 3.1**, the Board has issued Class I Units to the Class I Members listed on **Schedule A** hereto.

Section 3.8 Issuance of Class J Units. Pursuant to **Section 3.1** hereof and subject to **Section 3.11** and **Section 6.4**, the Board may issue Class J Units to certain investors.

Section 3.9 Capital Contributions. The Members have made all Capital Contributions to the capital of the Company required to be made by the Members as of the Effective Date.

Section 3.10 Additional Capital Contributions. Subject to **Section 3.11** and **Section 6.4**, the Board shall have the right to (i) raise additional equity capital for infusion into the Company from Members or any other Persons and issue additional Units, warrants and/or options to purchase Units, in connection therewith as provided in **Section 3.1**; provided, however, that no Member shall be required to participate in any such capital raise; and (ii) admit the Persons investing such equity capital as additional Members. Subject to **Section 6.4**, the Board may obtain funds through loans having such terms and conditions as the Board may determine in its sole discretion. Subject to **Section 6.4**, in connection with such loans, the Board may issue Units, warrants and/or options to purchase Units pursuant to **Section 3.1**, upon such terms and conditions as the Board may determine in its sole discretion.

Section 3.11 Pre-emptive Rights. Subject to **Section 6.4**, if the Board determines to raise additional equity capital (including, without limitation, any Options or Convertible Interests) for the Company or any Subsidiary, other than Excluded Equity or incur any indebtedness for the Company or any Subsidiary outside the ordinary course of business which bears an effective rate of interest greater than the prime rate charged by JPMorgan Chase Bank, N.A. in New York, New York on the date such indebtedness was incurred plus 8% per annum (such additional equity or indebtedness being referred to as "**New Equity**"), the Company shall offer each Voting Member the opportunity to purchase a pro rata portion of such New Equity to be issued based on such Voting Member's Voting Percentage Interest as follows:

(a) The Company shall send to each Voting Member a written notice (the "**Issuance Notice**") of the Company's intention to issue New Equity, describing the type of New Equity and the general terms upon which the Company proposes to issue the same. Each Voting Member shall have thirty (30) days from the date of receipt of the Issuance Notice to agree to purchase all or any portion of its pro rata portion of the New Equity (each, a "**Pre-emptive Offer**") by giving written notice of such Member's election to accept all or any portion of such Member's Pre-emptive Offer to the Company within such thirty (30) day period.

(b) If any Voting Member does not accept its Pre-emptive Offer or accepts only a portion of its Pre-emptive Offer, the Company shall send written notice thereof (the "**Oversubscription Notice**") to each other Voting Member who elected to purchase its full pro rata portion of such New Equity (such Member, an "**Electing Member**"), which Oversubscription Notice shall also state the remaining amount of New Equity that may be purchased (the "**Remaining New Equity**"). Each Electing Member shall have five (5) days from the date of receipt of the Oversubscription Notice to agree to purchase all or any portion of its pro rata portion of the Remaining New Equity (based on the relative Voting Percentage Interests of the Electing Members) by providing written notice to the Company thereof within such five (5) day period.

(c) Any New Equity not purchased pursuant to **Section 3.11(a)** and **Section 3.11(b)** may be sold during the 180-day period following the aforementioned five (5) day period to Persons other than the Voting Members on terms that are, on an overall basis, no more favorable to such Person than the terms (including, price and other rights, powers, privileges and obligations) set forth in the Issuance Notice; provided, however, that the Company shall provide the Voting Members prompt written notice of the change of any final terms of the sale of such New Equity from the terms set forth in the Issuance Notice at least five (5) Business Days prior to such sale. In the event the Company proposes to issue such New Equity on terms that are, on an overall basis, more favorable to the Person proposed to be issued such New Equity than the terms set forth in the Issuance Notice, the Company shall not issue or sell any such New Equity without first offering such New Equity to the Voting Members in the manner provided by this **Section 3.11**.

(d) The issuance of New Equity pursuant to this **Section 3.11** shall be made at such place and time as the Board designates. The Company shall give each participating Voting Member at least five (5) Business Days' prior written notice of the time, date and place of closing. At the closing, the Company shall deliver appropriate documentation reflecting the New Equity issued to, and each such Voting Member shall pay to the Company the purchase price of the New Equity purchased by, such Member and each such Member shall deliver to the Company such documentation as the Board may reasonably require, including any subscription agreement, certificate, documents or other instrument, with such representations or warranties, covenants, indemnifications, terms or other agreements deemed advisable by the Board in connection with such issuance. If any such Voting Member does not execute the foregoing agreements, such Member shall not be entitled to participate in such issuance pursuant to this **Section 3.11**.

Section 3.12 Antidilution Protection for Class F Members.

(a) Right to Adjust. For purposes of determining the calculation of the Participating Percentage Interest and Voting Percentage Interest with respect to any Class F Member under this Agreement (for all purposes, including the determination of distributions and voting), each outstanding Class F Unit shall be deemed to equal the number of Class F Units (including fractions thereof) as is determined by dividing $5.79 (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions affecting the outstanding Class F Units) by the Class F Adjustment Price then in effect (such quotient, the "**Class F Deemed Ratio**"). The "**Class F Adjustment Price**" shall initially equal $5.79 per Class F Unit or, in case an adjustment of such price has taken place pursuant to the further provisions of this **Section 3.12**, the Class F Adjustment Price as last adjusted and then in effect.

(b) Adjustment of Class F Adjustment Price Upon Issuance of Units.

(i) The Class F Adjustment Price will be subject to adjustment from time to time pursuant to this **Section 3.12(b)**. For purposes of this **Section 3.12(b)**, the Company shall be deemed to have issued or sold Units under the circumstances as set forth in **Section 3.12(c)** below.

(ii) Subject to **Section 3.12(c)(v)**, if and whenever on or after the Effective Date, the Company issues or sells, or in accordance with **Section 3.12(c)** below is deemed to have issued or sold, any Units for no consideration or consideration per Unit less than the Class F Adjustment Price in effect immediately prior to the time of such issuance or sale (a "**Class F Dilutive Event**"), then forthwith upon the occurrence of any such Class F Dilutive Event, the Class F Adjustment Price shall be reduced (in order to increase the number of Class F Units deemed outstanding) to the price per Unit determined by dividing (A) an amount equal to the sum of (x) the product derived by multiplying the Class F Adjustment Price in effect immediately prior to such Class F Dilutive Event, times the number of Units Deemed Outstanding for Class F Dilutive Event (as defined below), plus (y) the aggregate consideration (if any) received by the Company for the total number of such Units issued or sold (or, in accordance with **Section 3.12(c)** below, deemed to be issued or sold) in such Class F Dilutive Event, by (B) the number of Units Deemed Outstanding for Class F Dilutive Event plus the number of Units issued or sold, or deemed to have been issued or sold under **Section 3.12(c)**, in the Class F Dilutive Event. For purposes of this Agreement, "**Units Deemed Outstanding for Class F Dilutive Event**" shall be such number of Units equal to the sum of (1) the number of Units actually issued and outstanding (other than Class F Units), plus (2) the number of Class F Units issued and outstanding multiplied by the Class F Deemed Ratio, plus (3) the number of Units issuable on the conversion of any issued and outstanding Convertible Interests or the exercise of any issued and outstanding Options or Options exercisable for Convertible Interests all immediately prior to the Class F Dilutive Event.

(c) Deemed Class F Dilutive Events. For purposes of determining the adjusted Class F Adjustment Price pursuant to **Section 3.12(b)**, the occurrence of one or more of the following shall be deemed to be a Class F Dilutive Event:

(i) Issuance of Options or Convertible Interests. Subject to **Section 3.12(c)(v)**, if the Company at any time while any Class F Units are issued and outstanding shall in any manner issue, grant or sell (whether directly or by assumption in a merger, consolidation or otherwise) any Options or Convertible Interests for Units, whether or not such Options or the right to convert or exchange such Convertible Interests are immediately exercisable, and the price per Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) determined by the following formula shall be less than the Class F Adjustment Price in effect immediately prior to the time of the issuance, granting or sale of such Options or Convertible Interests, then the total maximum number of Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of issuance, granting or sale of such Options or Convertible Interests and thereafter shall be deemed to be outstanding:

(A) the sum of (w) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (x) the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, (y) the total amount received or receivable by the Company as consideration for the issuance or sale of such Convertible Interests, plus (z) the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor);

(B) divided by the sum of (y) the total maximum number of Units issuable upon the exercise of such Options, plus (z) the total maximum number of Units issuable upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor).

(ii) Revised Terms of Options or Convertible Interests. Subject to **Section 3.12(c)(v)**, if the terms of any Option or Convertible Interest for Units, the issuance of which was not deemed a Class F Dilutive Event for purposes of **Section 3.12(c)(i)**, are revised, at any time while any Class F Units are issued and outstanding, as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Interest and the price per Unit issuable upon the exercise of such Option or upon the conversion or exchange of such Convertible Interest (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.12(c)(i)(A)-(B)** shall be less than the Class F Adjustment Price in effect immediately prior to the revision of such terms of such Option or Convertible Interest, then such total maximum number of Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of the revision of such terms of such Options or Convertible Interests and thereafter shall be deemed to be outstanding.

(iii) Adjustment to Units Issuable Upon Exercise of Options or Conversion or Exchange of Convertible Interests. Subject to **Section 3.12(c)(v)**, if the number of Units issuable upon the exercise of any Option or upon the conversion or exchange of any Convertible Interest, the issuance of which was not deemed a Class F Dilutive Event for purposes of **Section 3.12(c)(i)**, are adjusted, at any time while any Class F Units are issued and outstanding, and the price per Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.12(c)(i)(A)-(B)** shall be less than the Class F Adjustment Price in effect immediately prior to such adjustment, then such total maximum number of Units issuable upon the exercise of such Options or conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of such adjustment and thereafter shall be deemed to be outstanding.

(iv) Consideration for Units. For purposes of this **Section 3.12**:

(A) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for cash, the amount of the consideration received by the Company shall be deemed to be the amount of cash received by the Company therefor, without deduction therefrom of any bona fide expenses incurred or any bona fide underwriting commissions paid by the Company in connection with such issuance, grant or sale; and

(B) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for consideration other than cash, the amount of the consideration received by the Company shall be deemed to be the fair value of such consideration at the time of such issuance, grant or sale as determined in good faith by the Board.

(v) No Adjustment. Notwithstanding anything to the contrary set forth in this **Section 3.12**, no adjustment of the Class F Adjustment Price shall be made pursuant to the issuance by the Company of Excluded Equity.

(d) Subdivision or Combination of Units. If the Company shall, at any time while any Class F Units are issued and outstanding, subdivide its outstanding Units into a greater number of Units (by any split, dividend, recapitalization or otherwise), the Class F Adjustment Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, if the Company shall, at any time while any Class F Units are issued and outstanding, combine its outstanding Units into a smaller number of Units (by combination, reverse split or otherwise), the Class F Adjustment Price in effect immediately prior to such combination shall be proportionately increased.

(e) Adjustments for Reorganization, Reclassification or Merger, etc. If any reorganization, recapitalization, reclassification, consolidation or merger involving the Company (each, a "**Reorganization Event**") shall be effected in such a way that Members shall be entitled to receive interests or assets with respect to or in exchange for Units, then, as a condition of such Reorganization Event, lawful and adequate provisions shall be made whereby each Class F Member shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the Units receivable upon the adjustment of such Class F Units immediately prior to such Reorganization Event, at its option, either (i) such interests or assets (the "**Reorganization Assets**") as may be issued or payable in connection with such Reorganization Event with respect to or in exchange for the number of outstanding Units equal to the number of Units that would have been received upon adjustment of such Class F Units immediately prior to such Reorganization Event (the "**Class F Reorganization Proceeds Amount**"), or (ii) interests providing its holders rights, as nearly as may be practicable, equal to the rights of such Class F Member including the right to convert such interests into that number of Reorganization Assets equal to the Class F Reorganization Proceeds Amount, subject to anti-dilution protection equal, as nearly as may be practicable, to the provisions of this **Section 3.12**.

Section 3.13 Antidilution Protection for Class H Members.

(a) Right to Adjust. For purposes of determining the calculation of the Participating Percentage Interest and Voting Percentage Interest with respect to any Class H Member under this Agreement (for all purposes, including the determination of distributions and voting), each Class H Unit shall be deemed to equal the number of Class H Units (including fractions thereof) as is determined by dividing $6.22425 (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions affecting the outstanding Class H Units) by the Class H Adjustment Price then in effect (such quotient, the "**Class H Deemed Ratio**"). The "**Class H Adjustment Price**" shall initially equal $6.22425 per Class H Unit or, in case an adjustment of such price has taken place pursuant to the further provisions of this **Section 3.13**, the Class H Adjustment Price as last adjusted and then in effect.

(b) Adjustment of Class H Adjustment Price Upon Issuance of Units.

(i) The Class H Adjustment Price will be subject to adjustment from time to time pursuant to this **Section 3.13(b)**. For purposes of this **Section 3.13(b)**, the Company shall be deemed to have issued or sold Units under the circumstances as set forth in **Section 3.13(c)** below.

(ii) Subject to **Section 3.13(c)(v)**, if and whenever on or after the Effective Date, the Company issues or sells, or in accordance with **Section 3.13(c)** below is deemed to have issued or sold, any Units for no consideration or consideration per Unit less than the Class H Adjustment Price in effect immediately prior to the time of such issuance or sale (a "**Class H Dilutive Event**"), then forthwith upon the occurrence of any such Class H Dilutive Event, the Class H Adjustment Price shall be reduced (in order to increase the number of Class H Units deemed outstanding) to the price per Unit determined by dividing (A) an amount equal to the sum of (x) the product derived by multiplying the Class H Adjustment Price in effect immediately prior to such Class H Dilutive Event, times the number of Units Deemed Outstanding for Class H Dilutive Event (as defined below), plus (y) the aggregate consideration (if any) received by the Company for the total number of such Units issued or sold (or, in accordance with **Section 3.13(c)** below, deemed to be issued or sold) in such Class H Dilutive Event, by (B) the number of Units Deemed Outstanding for Class H Dilutive Event plus the number of Units issued or sold, or deemed to have been issued or sold under **Section 3.13(c)**, in such Class H Dilutive Event. For purposes of this Agreement, "**Units Deemed Outstanding for Class H Dilutive Event**" shall be such number of Units equal to the sum of (1) the number of Units actually issued and outstanding (other than Class H Units), plus (2) the number of Class H Units issued and outstanding multiplied by the Class H Deemed Ratio, plus (3) the number of Units issuable on the conversion of any issued and outstanding Convertible Interests or the exercise of any issued and outstanding Options or Options exercisable for Convertible Interests all immediately prior to the Class H Dilutive Event.

(c) Deemed Class H Dilutive Events. For purposes of determining the adjusted Class H Adjustment Price pursuant to **Section 3.13(b)**, the occurrence of one or more of the following shall be deemed to be a Class H Dilutive Event:

(i) Issuance of Options or Convertible Interests. Subject to **Section 3.13(c)(v)**, if the Company at any time while any Class H Units are issued and outstanding shall in any manner issue, grant or sell (whether directly or by assumption in a merger, consolidation or otherwise) any Options or Convertible Interests for Units, whether or not such Options or the right to convert or exchange such Convertible Interests are immediately exercisable, and the price per Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) determined by the following formula shall be less than the Class H Adjustment Price in effect immediately prior to the time of the issuance, granting or sale of such Options or Convertible Interests, then the total maximum number of Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of issuance, granting or sale of such Options or Convertible Interests and thereafter shall be deemed to be outstanding:

(A) the sum of (w) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (x) the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, (y) the total amount received or receivable by the Company as consideration for the issuance or sale of such Convertible Interests, plus (z) the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor);

(B) divided by the sum of (y) the total maximum number of Units issuable upon the exercise of such Options, plus (z) the total maximum number of Units issuable upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor).

(ii) Revised Terms of Options or Convertible Interests. Subject to **Section 3.13(c)(v)**, if the terms of any Option or Convertible Interest for Units, the issuance of which was not deemed a Class H Dilutive Event for purposes of **Section 3.13(c)(i)**, are revised, at any time while any Class H Units are issued and outstanding, as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Interest and the price per Unit issuable upon the exercise of such Option or upon the conversion or exchange of such Convertible Interest (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.13(c)(i)(A)-(B)** shall be less than the Class H Adjustment Price in effect immediately prior to the revision of such terms of such Option or Convertible Interest, then such total maximum number of Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of the revision of such terms of such Options or Convertible Interests and thereafter shall be deemed to be outstanding.

(iii) Adjustment to Units Issuable Upon Exercise of Options or Conversion or Exchange of Convertible Interests. Subject to **Section 3.13(c)(v)**, if the number of Units issuable upon the exercise of any Option or upon the conversion or exchange of any Convertible Interest, the issuance of which was not deemed a Class H Dilutive Event for purposes of **Section 3.13(c)(i)**, are adjusted, at any time while any Class H Units are issued and outstanding, and the price per Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.13(c)(i)(A)-(B)** shall be less than the Class H Adjustment Price in effect immediately prior to such adjustment, then such total maximum number of Units issuable upon the exercise of such Options or conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of such adjustment and thereafter shall be deemed to be outstanding.

(iv) Consideration for Units. For purposes of this **Section 3.13**:

(A) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for cash, the amount of the consideration received by the Company shall be deemed to be the amount of cash received by the Company therefor, without deduction therefrom of any bona fide expenses incurred or any bona fide underwriting commissions paid by the Company in connection with such issuance, grant or sale; and

(B) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for consideration other than cash, the amount of the consideration received by the Company shall be deemed to be the fair value of such consideration at the time of such issuance, grant or sale as determined in good faith by the Board.

(v) No Adjustment. Notwithstanding anything to the contrary set forth in this **Section 3.13**, no adjustment of the Class H Adjustment Price shall be made pursuant to the issuance by the Company of Excluded Equity.

(d) Subdivision or Combination of Units. If the Company shall, at any time while any Class H Units are issued and outstanding, subdivide its outstanding Units into a greater number of Units (by any split, dividend, recapitalization or otherwise), the Class H Adjustment Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, if the Company shall, at any time while any Class H Units are issued and outstanding, combine its outstanding Units into a smaller number of Units (by combination, reverse split or otherwise), the Class H Adjustment Price in effect immediately prior to such combination shall be proportionately increased.

(e) Adjustments for Reorganization, Reclassification or Merger, etc. If any Reorganization Event shall be effected in such a way that Members shall be entitled to receive interests or assets with respect to or in exchange for Units, then, as a condition of such Reorganization Event, lawful and adequate provisions shall be made whereby each Class H Member shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the Units receivable upon the adjustment of such Class H Units immediately prior to such Reorganization Event, at its option, either (i) such Reorganization Assets as may be issued or payable in connection with such Reorganization Event with respect to or in exchange for the number of outstanding Units equal to the number of Units that would have been received upon adjustment of such Class H Units immediately prior to such Reorganization Event (the "**Class H Reorganization Proceeds Amount**"), or (ii) interests providing its holders rights, as nearly as may be practicable, equal to the rights of such Class H Member including the right to convert such interests into that number of Reorganization Assets equal to the Class H Reorganization Proceeds Amount, subject to anti-dilution protection equal, as nearly as may be practicable, to the provisions of this **Section 3.13**.

Section 3.14 Antidilution Protection for Class I Members.

(a) Right to Adjust. For purposes of determining the calculation of the Participating Percentage Interest and Voting Percentage Interest with respect to any Class I Member under this Agreement (for all purposes, including the determination of distributions and voting), each Class I Unit shall be deemed to equal the number of Class I Units (including fractions thereof) as is determined by dividing $4.07 (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions affecting the outstanding Class I Units) by the Class I Adjustment Price then in effect (such quotient, the "**Class I Deemed Ratio**"). The "**Class I Adjustment Price**" shall initially equal $4.07 per Class I Unit or, in case an adjustment of such price has taken place pursuant to the further provisions of this **Section 3.14**, the Class I Adjustment Price as last adjusted and then in effect.

(b) Adjustment of Class I Adjustment Price Upon Issuance of Units.

(i) The Class I Adjustment Price will be subject to adjustment from time to time pursuant to this **Section 3.14(b)**. For purposes of this **Section 3.14(b)**, the Company shall be deemed to have issued or sold Units under the circumstances as set forth in **Section 3.14(c)** below.

(ii) Subject to **Section 3.14(c)(v)**, if and whenever on or after the Effective Date, the Company issues or sells, or in accordance with **Section 3.14(c)** below is deemed to have issued or sold, any Units for no consideration or consideration per Unit less than the Class I Adjustment Price in effect immediately prior to the time of such issuance or sale (a "**Class I Dilutive Event**"), then forthwith upon the occurrence of any such Class I Dilutive Event, the Class I Adjustment Price shall be reduced (in order to increase the number of Class I Units deemed outstanding) to the price per Unit determined by dividing (A) an amount equal to the sum of (x) the product derived by multiplying the

Class I Adjustment Price in effect immediately prior to such Class I Dilutive Event, times the number of Units Deemed Outstanding for Class I Dilutive Event (as defined below), plus (y) the aggregate consideration (if any) received by the Company for the total number of such Units issued or sold (or, in accordance with **Section 3.14(c)** below, deemed to be issued or sold) in such Class I Dilutive Event, by (B) the number of Units Deemed Outstanding for Class I Dilutive Event plus the number of Units issued or sold, or deemed to have been issued or sold under **Section 3.14(c)**, in such Class I Dilutive Event. For purposes of this Agreement, "**Units Deemed Outstanding for Class I Dilutive Event**" shall be such number of Units equal to the sum of (1) the number of Units actually issued and outstanding (other than Class I Units), plus (2) the number of Class I Units issued and outstanding multiplied by the Class I Deemed Ratio, plus (3) the number of Units issuable on the conversion of any issued and outstanding Convertible Interests or the exercise of any issued and outstanding Options or Options exercisable for Convertible Interests all immediately prior to the Class I Dilutive Event.

(c) <u>Deemed Class I Dilutive Events</u>. For purposes of determining the adjusted Class I Adjustment Price pursuant to **Section 3.14(b)**, the occurrence of one or more of the following shall be deemed to be a Class I Dilutive Event:

(i) <u>Issuance of Options or Convertible Interests</u>. Subject to **Section 3.14(c)(v)**, if the Company at any time while any Class I Units are issued and outstanding shall in any manner issue, grant or sell (whether directly or by assumption in a merger, consolidation or otherwise) any Options or Convertible Interests for Units, whether or not such Options or the right to convert or exchange such Convertible Interests are immediately exercisable, and the price per Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) determined by the following formula shall be less than the Class I Adjustment Price in effect immediately prior to the time of the issuance, granting or sale of such Options or Convertible Interests, then the total maximum number of Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of issuance, granting or sale of such Options or Convertible Interests and thereafter shall be deemed to be outstanding:

(A) the sum of (w) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (x) the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, (y) the total amount received or receivable by the Company as consideration for the issuance or sale of such Convertible Interests, plus (z) the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor);

(B) divided by the sum of (y) the total maximum number of Units issuable upon the exercise of such Options, plus (z) the total maximum number of Units issuable upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor).

(ii) Revised Terms of Options or Convertible Interests. Subject to **Section 3.14(c)(v)**, if the terms of any Option or Convertible Interest for Units, the issuance of which was not deemed a Class I Dilutive Event for purposes of **Section 3.14(c)(i)**, are revised, at any time while any Class I Units are issued and outstanding, as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Interest and the price per Unit issuable upon the exercise of such Option or upon the conversion or exchange of such Convertible Interest (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.14(c)(i)(A)-(B)** shall be less than the Class I Adjustment Price in effect immediately prior to the revision of such terms of such Option or Convertible Interest, then such total maximum number of Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of the revision of such terms of such Options or Convertible Interests and thereafter shall be deemed to be outstanding.

(iii) Adjustment to Units Issuable Upon Exercise of Options or Conversion or Exchange of Convertible Interests. Subject to **Section 3.14(c)(v)**, if the number of Units issuable upon the exercise of any Option or upon the conversion or exchange of any Convertible Interest, the issuance of which was not deemed a Class I Dilutive Event for purposes of **Section 3.14(c)(i)**, are adjusted, at any time while any Class I Units are issued and outstanding, and the price per Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.14(c)(i)(A)-(B)** shall be less than the Class I Adjustment Price in effect immediately prior to such adjustment, then such total maximum number of Units issuable upon the exercise of such Options or conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of such adjustment and thereafter shall be deemed to be outstanding.

(iv) Consideration for Units. For purposes of this **Section 3.14**:

(A) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for cash, the amount of the consideration received by the Company shall be deemed to be the amount of cash received by the Company therefor, without deduction therefrom of any bona fide expenses incurred or any bona fide underwriting commissions paid by the Company in connection with such issuance, grant or sale; and

(B) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for consideration other than cash, the amount of the consideration received by the Company shall be deemed to be the fair value of such consideration at the time of such issuance, grant or sale as determined in good faith by the Board.

(v) No Adjustment. Notwithstanding anything to the contrary set forth in this **Section 3.14**, no adjustment of the Class I Adjustment Price shall be made pursuant to the issuance by the Company of Excluded Equity.

(d) Subdivision or Combination of Units. If the Company shall, at any time while any Class I Units are issued and outstanding, subdivide its outstanding Units into a greater number of Units (by any split, dividend, recapitalization or otherwise), the Class I Adjustment Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, if the Company shall, at any time while any Class I Units are issued and outstanding, combine its outstanding Units into a smaller number of Units (by combination, reverse split or otherwise), the Class I Adjustment Price in effect immediately prior to such combination shall be proportionately increased.

(e) Adjustments for Reorganization, Reclassification or Merger, etc. If any Reorganization Event shall be effected in such a way that Members shall be entitled to receive interests or assets with respect to or in exchange for Units, then, as a condition of such Reorganization Event, lawful and adequate provisions shall be made whereby each Class I Member shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the Units receivable upon the adjustment of such Class I Units immediately prior to such Reorganization Event, at its option, either (i) such Reorganization Assets as may be issued or payable in connection with such Reorganization Event with respect to or in exchange for the number of outstanding Units equal to the number of Units that would have been received upon adjustment of such Class I Units immediately prior to such Reorganization Event (the "**Class I Reorganization Proceeds Amount**"), or (ii) interests providing its holders rights, as nearly as may be practicable, equal to the rights of such Class I Member including the right to convert such interests into that number of Reorganization Assets equal to the Class I Reorganization Proceeds Amount, subject to anti-dilution protection equal, as nearly as may be practicable, to the provisions of this **Section 3.14**.

Section 3.15 Antidilution Protection for Class J Members.

(a) Right to Adjust. For purposes of determining the calculation of the Participating Percentage Interest and Voting Percentage Interest with respect to any Class J Member under this Agreement (for all purposes, including the determination of distributions and voting), each Class J Unit shall be deemed to equal the number of Class J Units (including fractions thereof) as is determined by dividing $2.9524 (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions affecting the outstanding Class J Units) by the Class J Adjustment Price then in effect (such quotient, the "**Class J Deemed Ratio**"). The "**Class J Adjustment Price**" shall initially equal $2.9524 per Class J Unit or, in case an adjustment of such price has taken place pursuant to the further provisions of this **Section 3.15**, the Class J Adjustment Price as last adjusted and then in effect.

(b) Adjustment of Class J Adjustment Price Upon Issuance of Units.

(i) The Class J Adjustment Price will be subject to adjustment from time to time pursuant to this **Section 3.15(b)**. For purposes of this **Section 3.15(b)**, the Company shall be deemed to have issued or sold Units under the circumstances as set forth in **Section 3.15(c)** below.

(ii) Subject to **Section 3.15(c)(v)**, if and whenever on or after the Effective Date, the Company issues or sells, or in accordance with **Section 3.15(c)** below is deemed to have issued or sold, any Units for no consideration or consideration per Unit less than the Class J Adjustment Price in effect immediately prior to the time of such issuance or sale (a "**Class J Dilutive Event**"), then forthwith upon the occurrence of any such Class J Dilutive Event, the Class J Adjustment Price shall be reduced (in order to increase the number of Class J Units deemed outstanding) to the price per Unit determined by dividing (A) an amount equal to the sum of (x) the product derived by multiplying the Class J Adjustment Price in effect immediately prior to such Class J Dilutive Event, times the number of Units Deemed Outstanding for Class J Dilutive Event (as defined below), plus (y) the aggregate consideration (if any) received by the Company for the total number of such Units issued or sold (or, in accordance with **Section 3.15(c)** below, deemed to be issued or sold) in such Class J Dilutive Event, by (B) the number of Units Deemed Outstanding for Class J Dilutive Event plus the number of Units issued or sold, or deemed to have been issued or sold under **Section 3.15(c)**, in such Class J Dilutive Event. For purposes of this Agreement, "**Units Deemed Outstanding for Class J Dilutive Event**" shall be such number of Units equal to the sum of (1) the number of Units actually issued and outstanding (other than Class J Units), plus (2) the number of Class J Units issued and outstanding multiplied by the Class J Deemed Ratio, plus (3) the number of Units issuable on the conversion of any issued and outstanding Convertible Interests or the exercise of any issued and outstanding Options or Options exercisable for Convertible Interests all immediately prior to the Class J Dilutive Event.

(c) Deemed Class J Dilutive Events. For purposes of determining the adjusted Class J Adjustment Price pursuant to **Section 3.15(b)**, the occurrence of one or more of the following shall be deemed to be a Class J Dilutive Event:

(i) Issuance of Options or Convertible Interests. Subject to **Section 3.15(c)(v)**, if the Company at any time while any Class J Units are issued and outstanding shall in any manner issue, grant or sell (whether directly or by assumption in a merger, consolidation or otherwise) any Options or Convertible Interests for Units, whether or not such Options or the right to convert or exchange such Convertible Interests are immediately exercisable, and the price per Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) determined by the following formula shall be less than the Class J Adjustment Price in effect immediately prior to the time of the issuance, granting or sale of such Options or Convertible Interests, then the total maximum number of Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of issuance, granting or sale of such Options or Convertible Interests and thereafter shall be deemed to be outstanding:

(A) the sum of (w) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (x) the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, (y) the total amount received or receivable by the Company as consideration for the issuance or sale of such Convertible Interests, plus (z) the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor);

(B) divided by the sum of (y) the total maximum number of Units issuable upon the exercise of such Options, plus (z) the total maximum number of Units issuable upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor).

(ii) Revised Terms of Options or Convertible Interests. Subject to **Section 3.15(c)(v)**, if the terms of any Option or Convertible Interest for Units, the issuance of which was not deemed a Class J Dilutive Event for purposes of **Section 3.15(c)(i)**, are revised, at any time while any Class J Units are issued and outstanding, as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Interest and the price per Unit issuable upon the exercise of such Option or upon the conversion or exchange of such Convertible Interest (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.15(c)(i)(A)-(B)** shall be less than the Class J Adjustment Price in effect immediately prior to the revision of such terms of such Option or Convertible Interest, then such total maximum number of Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of the revision of such terms of such Options or Convertible Interests and thereafter shall be deemed to be outstanding.

(iii) Adjustment to Units Issuable Upon Exercise of Options or Conversion or Exchange of Convertible Interests. Subject to **Section 3.15(c)(v)**, if the number of Units issuable upon the exercise of any Option or upon the conversion or exchange of any Convertible Interest, the issuance of which was not deemed a Class J Dilutive Event for purposes of **Section 3.15(c)(i)**, are adjusted, at any time while any Class J Units are issued and outstanding, and the price per Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.15(c)(i)(A)-(B)** shall be less than the Class J Adjustment Price in effect immediately prior to such adjustment, then such total maximum number of Units issuable upon the exercise of such Options or conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Unit as of the date of such adjustment and thereafter shall be deemed to be outstanding.

(iv) Consideration for Units. For purposes of this **Section 3.15**:

(A) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for cash, the amount of the consideration received by the Company shall be deemed to be the amount of cash received by the Company therefor, without deduction therefrom of any bona fide expenses incurred or any bona fide underwriting commissions paid by the Company in connection with such issuance, grant or sale; and

(B) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for consideration other than cash, the amount of the consideration received by the Company shall be deemed to be the fair value of such consideration at the time of such issuance, grant or sale as determined in good faith by the Board.

(v) No Adjustment. Notwithstanding anything to the contrary set forth in this **Section 3.15**, no adjustment of the Class J Adjustment Price shall be made pursuant to the issuance by the Company of Excluded Equity.

(d) Subdivision or Combination of Units. If the Company shall, at any time while any Class J Units are issued and outstanding, subdivide its outstanding Units into a greater number of Units (by any split, dividend, recapitalization or otherwise), the Class J Adjustment Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, if the Company shall, at any time while any Class J Units are issued and outstanding, combine its outstanding Units into a smaller number of Units (by combination, reverse split or otherwise), the Class J Adjustment Price in effect immediately prior to such combination shall be proportionately increased.

(e) Adjustments for Reorganization, Reclassification or Merger, etc. If any Reorganization Event shall be effected in such a way that Members shall be entitled to receive interests or assets with respect to or in exchange for Units, then, as a condition of such Reorganization Event, lawful and adequate provisions shall be made whereby each Class J Member shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the Units receivable upon the adjustment of such Class J Units immediately prior to such Reorganization Event, at its option, either (i) such Reorganization Assets as may be issued or payable in connection with such Reorganization Event with respect to or in exchange for the number of outstanding Units equal to the number of Units that would have been received upon adjustment of such Class J Units immediately prior to such Reorganization Event (the "**Class J Reorganization Proceeds Amount**"), or (ii) interests providing its holders rights, as nearly as may be practicable, equal to the rights of such Class J Member including the right to convert such interests into that number of Reorganization Assets equal to the Class J

Reorganization Proceeds Amount, subject to anti-dilution protection equal, as nearly as may be practicable, to the provisions of this **Section 3.15**.

Section 3.16 Return of Capital Contributions. No Member shall be entitled to receive any interest on its Capital Contributions. The Members shall not have the right to demand return of their Capital Contributions except as otherwise expressly set forth in this Agreement, nor shall the Members have the right to demand and receive property other than cash in return for their Capital Contributions.

Section 3.17 Capital Accounts. A separate Capital Account shall be maintained for each Member on the books and records of the Company. The Capital Account balance of each Member as of the Effective Date shall be reflected on the books and records of the Company.

Section 3.18 Loans. Subject to **Section 3.11** and **Section 6.4**, the Board may permit any Member, at any time, to make or cause a loan to be made to the Company or any Subsidiary in any amount and on those terms upon which the Company and the Member agree.

Section 3.19 Representations, Warranties and Covenants of Members.

(a) Each Member represents and warrants to the Company and acknowledges, in each case as of the Effective Date, that: (i) such Member has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto; (ii) such Member has reviewed and evaluated all information necessary to assess the merits and risks of his, her or its investment in the Company and has had answered to its satisfaction any and all questions regarding such information; (iii) such Member recognizes that the Company is a highly speculative venture involving a high degree of financial risk, and such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time; (iv) such Member is acquiring Units for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof; (v) the Units have not been registered under the Securities Act or the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified, or an exemption from such registration and qualification requirements is available, under the Securities Act and other applicable securities laws and the provisions of this Agreement have been complied with; (vi) no representation, warranty or written communication with respect to the Units were made to the Member, and in entering into this Agreement the Member is not relying upon any information other than that contained herein and the results of its own independent investigation; (vii) the execution, delivery and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound; (viii) the determination of such Member to purchase Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects, financial projections or condition (financial or otherwise) of the Company which may have been made or given by any other Member or by any agent or employee of any other Member; (ix) there are substantial restrictions on the transferability of the Units; other than as set forth in **ARTICLE**

X, Members have no rights to require the Units to be registered under the Securities Act or the securities laws of any state; there currently is no public market for the Units; it may not be possible for such Member to liquidate such Member's investment in the Company; and, accordingly, such Member may have to hold the Units and bear the economic risk of this investment indefinitely; (x) such Member has been advised to consult with such Member's own attorney regarding legal matters concerning the Company and to consult with such Member's tax advisor regarding the tax consequences of investing in the Company; (xi) such Member is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act; and (xii) this Agreement is valid, binding and enforceable against such Member in accordance with its terms.

(b) Each Member shall be deemed to have again made each representation and warranty set forth in **Section 3.19(a)** upon each issuance by the Company of additional Units to such Member subsequent to the Effective Date.

(c) Each Member represents and warrants to the Company and acknowledges that he, she or it has not been the subject of any order of any Governmental Body barring or suspending such Member's right to be associated with, or a member of, a designated contract market, exempt board of trade, board of trade, securities exchange, securities clearing agency, derivatives clearing organization, swap execution facility or swap data repository. The representation and warranty above shall be deemed to be continuing with respect to each Member during the period in which such Member remains a Member.

(d) Each Member acknowledges and agrees that any breach of the representations and warranties set forth in this **Section 3.19** shall be deemed to be a material breach of this Agreement.

ARTICLE IV

DISTRIBUTIONS

Section 4.1 Distribution Generally. Subject to **Section 4.4**, **Section 4.5**, **Section 4.6** and **Section 4.7**, the Board shall have the right, in its sole discretion, to determine whether, and to what extent, distributions of Net Cash Flow and Net Sale Proceeds shall be made to the Members.

Section 4.2 Distributions of Net Cash Flow. Subject to **Section 4.4**, **Section 4.5**, **Section 4.6** and **Section 4.7**, if the Board determines to cause the Company to make distributions of Net Cash Flow pursuant to **Section 4.1**, all such distributions of Net Cash Flow for any period shall be made in the following order of priority:

(a) first, 100% to the Class B Members, Class F Members, Class H Members, Class I Members and Class J Members pro rata based on each such Member's respective Adjusted Capital Contribution as of the record date with respect to which the Board determines to make such distribution, until each such Member's respective Adjusted Capital Contribution is reduced to zero;

(b) second, 100% to the Class A-3 Members pro rata based on each Class A-3 Member's respective Adjusted Capital Contribution as of the record date with respect to which the

Board determines to make such distribution, until each such Class A-3 Member's respective Adjusted Capital Contribution is reduced to zero; and

(c) thereafter, 100% to the Members pro rata based on each Member's respective Participating Percentage Interest as of the record date with respect to which the Board determines to make such distribution; provided, however, that the Board shall have the right to offset against any distribution due to a Member pursuant to this **Section 4.2** any outstanding advance distribution under **Section 4.4** or **Section 4.5**.

Section 4.3 Distributions of Net Sale Proceeds. Subject to **Section 4.4, Section 4.5, Section 4.6** and **Section 4.7**, if the Board determines to cause the Company to make distributions of Net Sale Proceeds pursuant to **Section 4.1**, then such distributions of Net Sale Proceeds shall be made to the Members in the order of priority set forth in **Section 9.3(d)**; provided, however, that the Board shall have the right to offset against any distribution due to a Member pursuant to this **Section 4.3** any outstanding advance distribution under **Section 4.4** or **Section 4.5**.

Section 4.4 Liability for Certain Taxes.

(a) Notwithstanding anything to the contrary contained in this Agreement, in the event that any state, local or other income tax imposed on the Company as an entity is reduced by reason of the holding of a Unit by any Member, no part of the expense of the Company for such tax shall be allocated to such Member.

(b) Except as otherwise provided in this **Section 4.4**, if the Company is obligated under Applicable Law to pay any amount to a Governmental Body because of a Member's status as a Member of the Company for federal or state withholding or other taxes, the Company shall withhold and pay over to the relevant Governmental Body such amounts as the Company is required to withhold or pay over on account of a Member's distributive share of the Company's items of gross income, income or gain. Any such amounts withheld or paid over by the Company shall be deemed to be a distribution or payment to such Member which would otherwise be made to such Member pursuant to this **ARTICLE IV** or **Section 9.3(d)** and shall reduce the amounts otherwise distributable to such Member pursuant to **ARTICLE IV** or **Section 9.3(d)** and reduce the Capital Account of such Member, as applicable. An amount shall be considered withheld by the Company if remitted to a Governmental Body without regard to whether such remittance occurs at the same time as the distribution to which it relates; provided, however, that an amount actually withheld from a specific distribution shall be treated as if distributed at the time such distribution occurs. To the extent operation of the foregoing provisions of this **Section 4.4** would create or increase a Member's negative balance in its Adjusted Capital Account, the amount withheld shall be treated as a loan by the Company to such Member, which loan shall be payable upon demand and bear interest at the prime rate then charged by JPMorgan Chase Bank, N.A. New York, New York, plus 2.00%.

(c) Each Member agrees that such Member shall provide the Company with all forms and information as necessary to permit the Company to satisfy its withholding obligations and represents that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Company and the Board from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes to the extent such inaccurate or incomplete information or forms resulted from information provided (or omitted) by such Member. The Company shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption; provided, however that the Company shall provide any such Member with any reasonable information in the Company's possession, as requested by such Member and at such Member's cost, necessary for such Member to apply for any reduction or exemption. Each Member shall also indemnify the Company and the other Members for any liability they may incur for underwithholding of taxes in respect of such Member resulting from inaccurate or incomplete information or forms (or failure to provide such information or forms) by such Member; moreover, each Member hereby agrees that neither the Company nor any other Member shall be liable for any excess taxes withheld and that, in the event of over withholding, a Member's sole recourse shall be to apply for a refund from the appropriate Governmental Body.

(d) Each Member agrees that in the event that the Company is required to withhold and pay over to a Governmental Body on behalf of a Member an amount in cash, and the Board has determined that the Company does not then have cash available to pay all or any portion of such withholding obligation (an "**Excess Obligation**"), then the Company shall provide written notice of the Company's inability to make such Excess Obligation to such Member at least ten (10) Business Days prior to the date such payment is required to be made. The Member shall provide the Company with the amount requested in such written notice in time sufficient for the Company to pay such withholding obligation. In the event that the Member does not pay such Excess Obligation to the Company as requested in the written notice, then the Member shall reimburse the Company for any penalties, fines, fees or additional expenses relating to such withholding. Any Excess Obligation paid pursuant to this **Section 4.4(d)** shall not (i) be deemed a Capital Contribution to the Company by such Member, (ii) be treated as an advance or a distribution of, amounts otherwise payable to the applicable Member under **ARTICLE IV** or **Section 9.3(d)** and (iii) increase or decrease the Capital Account of such Member.

(e) If the Company is charged or held liable for any tax, interest and penalties arising under the BBA Audit Rules ("**Tax Liabilities**"), the Board shall allocate among the Members any such Tax Liability in a manner it determines to be fair and equitable by deducting amounts from Capital Accounts or reducing amounts otherwise distributable to the Members, taking into account any modifications attributable to a Member pursuant to Section 6225(c) of the BBA Audit Rules (if applicable). To the extent that the Board cannot allocate such Tax Liabilities through adjustments to Capital Accounts or distributions to the Members or to the extent that a portion of the Tax Liabilities relates to a former Member, the Members and former Members shall indemnify and hold harmless the Company for their respective share of such amounts as determined by the Board in accordance with the foregoing. Each Member acknowledges that, notwithstanding the transfer or withdrawal of all or any portion of its Interest, it may remain liable for Tax Liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such transfer or withdrawal, as applicable.

Section 4.5 Distributions with Respect to Tax. Subject to the provisions of this **ARTICLE IV**, the Board shall, to the extent there is available cash (as determined by the Board in good faith), cause the Company to distribute such available cash to each Member who is allocated taxable income pursuant to **ARTICLE V** hereof, in an amount not in excess of the net taxable income of the Company allocated to such Member for such year times the highest federal and state income tax rate applicable to an individual residing in the State of Illinois, which tax rate shall be determined by taking into account the character of the income and/or gain realized by the Company and allocated to such Member. Any distributions under this **Section 4.5** shall be paid with respect to any taxable year of the Company on each April 1st, June 1st and September 1st of such taxable year, and each January 1st following such taxable year, to allow the Members to pay their estimated income tax liability (based on the Board's good faith estimate of the taxable income of the Company for the current taxable year and the amount of the tax distribution to which such Member is entitled), with any additional distribution (based on the actual taxable income of the Company for such taxable year) to be paid no later than April 1st following such taxable year. Distributions made under this **Section 4.5** shall be treated as advance distributions against, and shall reduce the amounts otherwise distributable under **Section 4.2**, **Section 4.3** and **Section 9.3(d)**.

Section 4.6 Limitations on Distributions. Notwithstanding anything to the contrary contained herein, no distribution of Net Cash Flow or Net Sale Proceeds shall be declared or made, nor shall any distribution of Net Cash Flow or Net Sale Proceeds be made to any Member, unless (i) the value of the assets of the Company remaining after such distribution is at least equal to the aggregate of the Company's debts and liabilities, including capital, (ii) payment thereof would not be prohibited or restricted by, or trigger any limitations under, Applicable Law, and (iii) payment thereof would not violate any restrictions contained in credit facilities to which the Company or any of its Subsidiaries may be a party from time to time. The Board's good faith determination of the restrictions and limitations set forth in the preceding sentence shall be final and conclusive as to all Members. If a distribution is suspended or delayed pursuant to this **Section 4.6**, then such payment shall be made promptly after the Board determines that such payment restrictions and limitations are no longer in effect.

Section 4.7 Distributions With Respect to Unvested Units. All distributions payable pursuant to **Section 4.2** and to this **Section 4.7** with respect to any Unvested Unit shall be withheld by the Company for the benefit of the Member holding such Unvested Unit until such time as such Unvested Unit becomes a Vested Unit. Within 30 days following the vesting of such Unvested Unit, the Company shall pay to such Member the entire amount of all such distributions withheld without interest. In the event that any Unvested Unit is canceled or forfeited or otherwise becomes incapable of becoming a Vested Unit, the Company shall promptly pay over to the other Members each distribution withheld on such Unvested Unit in accordance with the respective Participating Percentage Interests of such other Members as of the record date of each such withheld distribution. For greater certainty, holders of Unvested Units shall be entitled to receive current payment of tax distributions made pursuant to **Section 4.5** on the same basis as other Members.

ARTICLE V

PROFITS AND LOSSES

Net Profits and Net Losses shall be allocated in accordance with the provisions set forth on Exhibit A hereto.

ARTICLE VI

POWERS, RIGHTS AND DUTIES OF THE BOARD AND THE MEMBERS

Section 6.1 Management by the Board.

(a) Exclusive Authority. Subject to **Section 6.4** and any other actions specifically requiring the approval of the Voting Members herein, the business and affairs of the Company shall be managed under the direction of a board of managers (the "**Board**"), which shall constitute the "manager" of the Company within the meaning of the Act. Except as otherwise specifically provided herein or by Applicable Law, the Board shall have full, exclusive and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein.

(b) Board Members Not Managers. Except as otherwise specifically provided herein or expressly authorized by the Board, no Board Member or officer of the Company, and no other Person, shall have the authority or power, directly or indirectly, to act as agent of the Company for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Company or in any other way bind the Company or hold himself, herself or itself out as acting for or on behalf of the Company. Any attempted action in contravention of this Section shall be null, void *ab initio* and not binding upon the Company, unless ratified or authorized in writing by the Board.

(c) Number; Election; Tenure.

(i) As of the Effective Date, the total authorized number of members of the Board shall be five (5); provided, however, that any Person or group of Persons with the right to elect a Board Member pursuant to this **Section 6.1(c)** may elect, in such Person's or group of Person's sole discretion, to leave such seat vacant and the Voting Members shall not have any right to fill such vacancy pursuant to **Section 6.1(e)** hereof. Subject to clauses (A), (B), (C), (D) and (E) below, the number of members of the Board may be increased or decreased from time to time by the Voting Members.

(A) So long as DRW or its Affiliates holds any Class A Units or Class B Units, DRW or its Affiliates shall be entitled to appoint a representative to serve as one of the members of the Board. As of the Effective Date, the DRW representative shall be Donald R. Wilson, Jr.

(B) So long as any Class B Units are outstanding and held by a Class B Member other than DRW and its Affiliates, the Class B Members (other than DRW and its Affiliates) shall be entitled to appoint one (1) representative to serve as one of the members of the Board and to designate another Person to attend meetings of the Board in a non-participating, non-voting observer capacity. The Class B Board Member shall be appointed by a Majority-in-Interest of the Class B Members (excluding for this purpose, DRW and its Affiliates), and the observer shall be appointed (1) if the Class B Board Member is from Getco Investments,

LLC or any of its Affiliates, by a Majority-in-Interest of the Class B Members excluding for this purpose, DRW, Getco Investment, LLC and their respective Affiliates; or (2) by Getco Investments, LLC if the Class B Board Member is not from Getco Investments, LLC or any of its Affiliates. As of the Effective Date, the Class B Board Member shall be John Nixon.

(C) One of the members of the Board shall be the chief executive officer of Eris Innovations (the "**Innovations Board Member**"), for so long as such Person holds such office. As of the Effective Date, the Innovations Board Member shall be Michael Riddle.

(D) So long as CBOE holds any Class H Units, CBOE shall be entitled to appoint one (1) representative to serve as one of the members of the Board (the "**CBOE Board Member**"). As of the Effective Date, the CBOE Board Member shall be John F. Deters.

(E) The Board members appointed pursuant to clauses (A) through (D) above (the "**Electing Board Members**") shall be entitled to appoint one (1) representative to serve as one of the members of the Board. Such representative shall be appointed by a majority of the Electing Board Members pursuant to the procedures set forth in **Section 6.2**. As of the Effective Date, the Electing Board Members have appointed Clifford Lewis to serve on the Board.

(ii) Each Board Member shall hold office until his or her successor is appointed and has qualified, or until his or her earlier resignation or removal.

(iii) An individual need not be a Member to be a Board Member.

(d) Removal and Resignation of Board Members.

(i) A Board Member may resign at any time by giving written notice to the Board. Such resignation shall take effect upon receipt thereof by the Board, unless otherwise specified therein. The acceptance of a resignation shall not be necessary to make it effective.

(ii) Any one or more of the Board Members shall automatically, without any further action by the Board, be removed from such position due to such Board Member's death or Disability. In addition, (a) any Board Member appointed by DRW or its Affiliates may only be removed with or without Cause, by DRW or its Affiliates, (b) the Class B Board Member may only be removed with or without Cause as determined by a Majority-in-Interest of the Class B Members (excluding for this purpose, DRW and its Affiliates), (c) the Innovations Board Member shall automatically be removed, without any further action by the Board, if he or she no longer holds the office of chief executive officer of Eris Innovations, (d) the CBOE Board Member may only be removed with or without Cause by CBOE, and (e) each Board Member appointed by a majority of the Electing Board Members may only be removed with or without Cause by a majority of the Electing Board Members pursuant to the procedures set forth in **Section 6.2**.

(iii) Upon the termination of a Member's right under **Section 6.1(c)** to appoint a Board Member, any then serving Board Member who was selected by the Member whose right of appointment under **Section 6.1(c)** was terminated shall automatically, without any further action by the Board, be removed from such position as a Board Member.

(e) Vacancies. Subject to the proviso in the first sentence of **Section 6.1(c)(i)**, any vacancy occurring on the Board for any reason shall be filled by the Voting Members; provided, however, that any vacancy of a Board Member (i) appointed by DRW or its Affiliates pursuant to **Section 6.1(c)(i)(A)** shall be filled (if at all) by DRW or its Affiliates; (ii) appointed by the Class B Members pursuant to **Section 6.1(c)(i)(B)** shall be filled (if at all) by a Majority-in-Interest of the Class B Members (excluding for this purpose, DRW and its Affiliates); (iii) appointed pursuant to **Section 6.1(c)(i)(C)** shall be filled (x) if such vacancy results from the previous Innovations Board Member no longer acting as the chief executive officer of Eris Innovations, by the new chief executive officer of Eris Innovations, and (y) in all other instances, by the Board; provided, however, that if the Board cannot agree on a replacement Innovations Board Member within thirty (30) days of such vacancy, the Voting Members shall appoint such replacement; (iv) appointed pursuant to **Section 6.1(c)(i)(D)** shall be filled (if at all) by CBOE; and (v) appointed pursuant to **Section 6.1(c)(i)(E)** shall be filled (if at all) by a majority of the Electing Board Members pursuant to the procedures set forth in **Section 6.2**.

(f) Compensation; Reimbursement. No Board Member or Member shall be entitled to be compensated for any services provided to the Company except as authorized in writing by the Board. The Company shall reimburse each of the Board Members for reasonable business expenses incurred by any such Board Member on behalf of the Company, including, without limitation, any reasonable travel expenses associated with attending the Board meetings, which expenses will be treated as expenses of the Company. Nothing herein contained shall be construed to preclude any Board Member from serving the Company in any other capacity and receiving compensation therefor.

(g) Related Party Transactions. Without the approval of the Board (excluding for this purpose any Board Member affiliated with an interested party), after the Effective Date the Company shall not, and shall cause its Subsidiaries to not, enter into (directly or indirectly) any transaction with any Member, any Subsidiary or other Affiliate of a Member, or any entity in which any Member, Subsidiary or other Affiliate of the Company or any of their respective Affiliates may have an interest.

Section 6.2 Meetings of the Board.

(a) Time and Place. Meetings of the Board shall be held at the principal place of business of the Company or at any other place that the Board determines. At any meeting, any Board Member may participate by telephone or similar communication equipment. Persons present by telephone shall be deemed to be present "in person" for the purposes of the meeting. Meetings shall be held in accordance with a schedule established by the Board; provided that the Board shall meet at least once per quarter. In addition, the Chief Executive Officer of the Company or any Board Member may call a meeting of the Board upon at least five (5) Business Days' prior notice to the other Board Members, provided such notice may be waived by all of the Board

Members for any individual meeting. Attendance of a Board Member at a meeting shall constitute a waiver of notice of the meeting, except where such Board Member attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and notes such objection on the record. If a Board Member is unable to attend a meeting of the Board, such Board Member shall have the right to designate another Person to attend such meeting of the Board in a non-participating, non-voting observer capacity. A notice pursuant to this Section may be given orally or in writing, by personal delivery, by mail, by telephone, by facsimile or by electronic mail to such address, telephone or facsimile number as may be listed on the records of the Company.

(b) Quorum and Voting. Each Board Member shall have one (1) vote in all matters requiring a vote of the Board. A majority of the entire Board shall constitute a quorum at any meeting of the Board. The act of a majority of the Board Members (regardless of the number of Board Members present at the meeting) shall be the act of the Board. If at any meeting of the Board there shall be less than a quorum present, the Board Member or Board Members present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall have been obtained; provided that the resumption of any such adjourned meeting shall be subject to (x) the participation of all of the Board Members initially participating in the adjourned meeting or (y) notice of the date and time for resumption of such adjourned meeting pursuant to **Section 6.2(a)** above. Any meeting not resumed, or if resumed not completed, during the originally scheduled time for such meeting, shall be deemed concluded at the end of such scheduled time, provided that this provision may be waived by all of the Board Members present at any such meeting.

(c) Recusal. With respect to any contracts, distributions, arrangements, or business dealings between the Company and any of its Affiliates, on one hand, and any Member or its Affiliates, on the other hand, other than any contracts, distributions, arrangements, or business dealings that are available or applicable to all Members or all Members of a certain class, any Board Member that is affiliated with such Member or its Affiliate shall recuse himself or herself from any vote on the matter.

(d) Written Consents in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the Board Members on the Board.

Section 6.3 Officers. The Board may from time to time authorize or appoint individuals to act as officers or agents of the Company. Any such officers shall have full power and authority to act for and bind the Company as authorized by the Board. Each officer or agent of the Company appointed by the Board shall hold office until his, her or its successor is elected or appointed or until his, her or its earlier displacement from office by resignation, removal or otherwise. Any officer or agent of the Company may resign by written notice to the Company and may be removed for cause or without cause by the Board in its sole discretion. Any number of offices may be held by the same person.

Section 6.4 Actions Requiring Approval of Certain Members.

(a) Actions Requiring Approval of the Class A-3 Members, Class B Members and Class H Members. Notwithstanding anything to the contrary contained herein, and subject to the other applicable provisions of this **Section 6.4**, the Company shall not, nor shall the Board, approve or undertake or authorize any other Person to approve or undertake, and the Company and the Board shall not have the power or authority to approve or authorize any other Person to approve or undertake any of the following actions with respect to the Company or any of its Subsidiaries without the prior written consent of the Class A-3 Members, Class B Members and Class H Members voting together as a single class, and holding at least 61% of the Company's outstanding Class A-3 Units, Class B Units and Class H Units:

(i) (x) enter into or approve any new equity incentive plan, option plan, Unit appreciation plan, phantom Unit plan, profit participation or similar rights plan with respect to the Company or any Subsidiary pursuant to which Class C Units may be issued (a "**Management Compensation Plan**") or (y) after August 29, 2012, issue, offer or sell Units or options to acquire Units in an amount in excess of 4,865,377 Class C Units under the Eris Exchange Holdings, LLC Equity Incentive Plan (the "**Incentive Plan**"), subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions;

(ii) offer, issue or sell (or obligate the Company to offer, issue or sell) to any Person any Units or any interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Units, or accept any additional Capital Contributions, except for any Units offered, issued or sold in accordance with **Section 6.4(a)(i)** above or pursuant to a Liquidity Provider Agreement approved by the Board;

(iii) become subject to any agreement or instrument which by its terms would (under any circumstances) restrict the Company's or any Subsidiary's right to carry on its significant business activities or perform any of its obligations under the Certificate of Formation, this Agreement or the organizational documents of any Subsidiary;

(iv) change or amend the Company's or any Subsidiary's organizational documents (including the Certificate of Formation and this Agreement);

(v) enter into an agreement regarding, or consummate, a Sale Transaction (or enter into an agreement regarding, or consummate, a transaction constituting a similar transaction with respect to any Subsidiary), unless as a result of such Sale Transaction or similar transaction, each Class A-3 Member, Class B Member and Class H Member would receive aggregate consideration upon such Sale Transaction or similar transaction with respect to such Class A-3 Member's Class A-3 Units, such Class B Member's Class B Units or such Class H Member's Class H Units, as applicable, at least equal to (a) the product of the aggregate amount of such Class A-3 Member's, Class B Member's or Class H Member's aggregate Capital Contribution multiplied by three (3), less (b) the aggregate amount of any distributions received by such Class A-3 Member, Class B Member or Class H Member with respect to such Class A-3 Member's Class A-3 Units, Class B Member's Class B Units or Class H Member's Class H Units as of the date of such Sale Transaction or similar transaction;

(vi) merge or consolidate the Company or any Subsidiary with any Person pursuant to a transaction that does not constitute a Sale Transaction, unless as a result of such merger, consolidation or other transaction, each Class A-3 Member, Class B Member and Class H Member would receive aggregate consideration upon such merger, consolidation or other transaction with respect to each such Class A-3 Member's Class A-3 Units, Class B Member's Class B Units or Class H Member's Class H Units, as applicable, at least equal to (a) the product of the aggregate amount of such Class A-3 Member's, Class B Member's or Class H Member's aggregate Capital Contribution multiplied by three (3), less (b) the aggregate amount of any distributions received by such Class A-3 Member, Class B Member or Class H Member with respect to such Class A-3 Member's Class A-3 Units, Class B Member's Class B Units or Class H Member's Class H Units as of the date of such merger, consolidation or other transaction;

(vii) take or effect any action that would render the Company or any of its Subsidiaries bankrupt or insolvent or cause the termination, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, except a liquidation in connection with a Sale Transaction that is otherwise duly approved;

(viii) create, incur, assume or suffer to exist any indebtedness in respect of money borrowed (regardless of the time period for repayment of such indebtedness) by the Company or its Subsidiaries, in excess of $2,000,000 in the aggregate;

(ix) redeem, repurchase or otherwise acquire any Units or any other equity interests of the Company or any of its Subsidiaries or any interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Units or other equity interests of the Company or any of its Subsidiaries other than pursuant to (A) a Management Compensation Plan, the Incentive Plan or any Liquidity Provider Agreement or (B) any purchase of Units pursuant to **Section 7.4** or **Article VIII**;

(x) approve or take any action in connection with a conversion of the Company pursuant to **Section 11.10** hereof; or

(xi) approve or take any action which would cause the Company to be characterized other than as a partnership for U.S. federal income tax purposes.

(b) Actions Requiring Approval by the Class B Members. Notwithstanding anything to the contrary contained herein, and subject to the other applicable provisions of this **Section 6.4**, for so long as the Class B Members have an aggregate Participating Percentage Interest of at least 6%, the Company shall not, nor shall the Board, approve or undertake or authorize any other Person to approve or undertake, and the Company and the Board shall not have the power or authority to approve or authorize any other Person to approve or undertake any of the following actions with respect to the Company or any of its Subsidiaries without the prior written consent of a Majority-in-Interest of the Class B Members:

(i) except for the increases in the Board pursuant to **Section 6.1(c)(i)**, increase or decrease the authorized number of members of the Board or amend or change the rights of the Class B Members to appoint or replace the Class B Board Member; or

(ii) alter, revise or otherwise change the rights, preferences and powers of the Class B Units in a manner that is adverse to the Class B Units.

(c) Actions Requiring Approval by the Class A-3 Members. Notwithstanding anything to the contrary contained herein, and subject to the other applicable provisions of this **Section 6.4**, for so long as the Class A-3 Members have an aggregate Participating Percentage Interest of at least 6%, the Company shall not, nor shall the Board, approve or undertake or authorize any other Person to approve or undertake, and the Company and the Board shall not have the power or authority to approve or authorize any other Person to approve or undertake any actions with respect to the Company or any of its Subsidiaries that alters, revises or otherwise changes the rights, preferences and powers of the Class A-3 Units in a manner that is adverse to the Class A-3 Units without the prior written consent of a Majority-in-Interest of the Class A-3 Members.

(d) Actions Requiring Approval by the Class F Members. Notwithstanding anything to the contrary contained herein, and subject to the other applicable provisions of this **Section 6.4**, for so long as the Class F Members have an aggregate Participating Percentage Interest of at least 3%, the Company shall not, nor shall the Board, approve or undertake or authorize any other Person to approve or undertake, and the Company and the Board shall not have the power or authority to approve or authorize any other Person to approve or undertake any actions with respect to the Company or any of its Subsidiaries that alters, revises or otherwise changes the rights, preferences and powers of the Class F Units in a manner that is adverse to the Class F Units without the prior written consent of a Majority-in-Interest of the Class F Members.

(e) Actions Requiring Approval by the Class H Members. Notwithstanding anything to the contrary contained herein, and subject to the other applicable provisions of this **Section 6.4**, for so long as the Class H Members have an aggregate Participating Percentage Interest of at least 6%, the Company shall not, nor shall the Board, approve or undertake or authorize any other Person to approve or undertake, and the Company and the Board shall not have the power or authority to approve or authorize any other Person to approve or undertake any of the following actions with respect to the Company or any of its Subsidiaries without the prior written consent of a Majority-in-Interest of the Class H Members:

(i) create, authorize, offer, issue or sell to any Person any Units or any interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Units that are senior to the Class H Units with respect to voting rights, redemption rights, distribution and/or liquidation preference or priority; or

(ii) alter, revise or otherwise change the rights, preferences and powers of the Class H Units in a manner that is adverse to the Class H Units.

(f) Actions Requiring Approval by the Class I Members. Notwithstanding anything to the contrary contained herein, and subject to the other applicable provisions of this **Section 6.4**, for so long as the Class I Members have an aggregate Participating Percentage Interest of at least 6%, the Company shall not, nor shall the Board, approve or undertake or authorize any other Person to approve or undertake, and the Company and the Board shall not have the power or authority to approve or authorize any other Person to approve or undertake any of the following actions with respect to the Company or any of its Subsidiaries without the prior written consent of a Majority-in-Interest of the Class I Members:

(i) create, authorize, offer, issue or sell to any Person any Units or any interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Units that are senior to the Class I Units with respect to voting rights, redemption rights, distribution and/or liquidation preference or priority; or

(ii) alter, revise or otherwise change the rights, preferences and powers of the Class I Units in a manner that is adverse to the Class I Units.

(g) Actions Requiring Approval by the Class J Members. Notwithstanding anything to the contrary contained herein, and subject to the other applicable provisions of this **Section 6.4**, for so long as the Class J Members have an aggregate Participating Percentage Interest of at least 1.16%, the Company shall not, nor shall the Board, approve or undertake or authorize any other Person to approve or undertake, and the Company and the Board shall not have the power or authority to approve or authorize any other Person to approve or undertake any of the following actions with respect to the Company or any of its Subsidiaries without the prior written consent of a Majority-in-Interest of the Class J Members:

(i) create, authorize, offer, issue or sell to any Person any Units or any interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Units that are senior to the Class J Units with respect to voting rights, redemption rights, distribution and/or liquidation preference or priority; or

(ii) alter, revise or otherwise change the rights, preferences and powers of the Class J Units in a manner that is adverse to the Class J Units.

Section 6.5 Voting Members. Subject to **Section 2.10**, each Voting Member shall have one (1) vote for each Class A Unit, Class B Unit, Class F Unit, Class H Unit, Class I Unit and Class J Unit held by such Voting Member in all matters requiring a vote of the Voting Members. The act of a Majority-in-Interest of the Voting Members shall be the act of the Voting Members. Any action required or permitted to be approved by the Voting Members shall be approved by the execution of a written consent setting forth the approval signed by a Majority-in-Interest of the Voting Members.

Section 6.6 Duties and Time Devoted to Business; Other Activities; Transactions with Affiliates.

(a) Except as provided in any Restrictive Covenant Agreement, none of the Voting Members or the Class A-4 Members shall be required to devote any business time to the Company or its business.

(b) Except as provided in any Restrictive Covenant Agreement, the Board Members shall devote such time to the Company's business as they determine in their sole discretion is necessary to manage and supervise the Company's business and affairs in a professional manner.

(c) Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members, Board Members and their respective Affiliates and, subject to **Section 6.1(g)**, nothing contained in this Agreement shall preclude such dealings and undertakings.

(d) Except as provided in any Restrictive Covenant Agreement or as prohibited by Applicable Law, (i) the Voting Members, the Class A-4 Members and the Board Members may engage in or possess interests in business ventures and may engage in other activities independently or with others in addition to those relating to the Company (including, without limitation, any activities or lines of business that are the same or similar to, or otherwise in competition with, the business of the Company), (ii) the Voting Members, the Class A-4 Members and the Board Members shall not be obligated to offer to the Company or pursue on behalf of the Company any business opportunities, (iii) each Member authorizes, consents to and approves of such present and future activities by each Voting Member, Class A-4 Member and Board Member, whether or not any such activities may conflict with any interest of the Company or any of the Members, and (iv) nothing contained herein shall be deemed to confer upon the Company or any Member any right or interest therein or to any income, gain, profit or other benefit derived therefrom.

(e) The Members acknowledge and agree that (i) the Voting Members, the Class A-4 Members and the Board Members shall have no duties (including, but not limited to, any fiduciary duties) to the Company or the Members other than those duties expressly described herein, those duties that may be described in any Restrictive Covenant Agreement among a Member and the Company, and the implied contractual covenant of good faith and fair dealing, and (ii) so long as the Voting Members, the Class A-4 Members and the Board Members act in a manner consistent with the implied contractual covenant of good faith and fair dealing and with the express provisions of this Agreement and any Restrictive Covenant Agreement, the Voting Members, the Class A-4 Members and the Board Members shall not be in breach of any duties (including fiduciary duties) in respect of the Company and/or any Member otherwise applicable at law or in equity. The provisions of this Agreement, to the extent that they expand, restrict or eliminate the duties and liabilities of the Voting Members, the Class A-4 Members and the Board Members otherwise existing at law or in equity, are agreed by the Members to replace fully and completely such other duties and liabilities of the Voting Members, the Class A-4 Members and the Board Members. Subject to the foregoing but notwithstanding any other provision of this Agreement to the contrary or other applicable provision of law or equity, whenever in this Agreement the Voting Members, the Class A-4 Members or the Board Members are permitted or required to make a decision or take an action (i) in their "sole discretion" or "discretion" or under a similar grant of authority or latitude, in making such decisions or taking such actions, the Voting Members, the Class A-4 Members and the Board Members shall be entitled to take into account their own interests as well as the interests of the Members as a whole, or (ii) in "good faith" or under another expressed standard, the Voting Members, the Class A-4 Members and the Board Members shall act under such express standard and shall not be subject to any other or different standard.

(f) Pursuant to Section 18-1101 of the Act, the Board Members' and Members' duties to the Members and the Company are hereby limited to those expressly provided in this

Agreement, including, but not limited to, this **ARTICLE VI**, and any Restrictive Covenant Agreement.

(g) No provision of this Agreement shall be deemed to give any Person (including, but not limited to, any Member) any right to be employed or engaged by, or continue in the employ or engagement of, the Company or any of its Affiliates, create any inference as to the length of employment or engagement, affect the right of the Company or its Affiliates to terminate the employment of any at-will employee, with or without Cause or give any Person any right to participate in any employee welfare or benefit plan or other program of the Company or any of its Affiliates.

Section 6.7 Rights of the Members. Except as required by Applicable Law and **Section 6.4**, the Members shall not participate in the management or control of the Company's business nor shall they transact any business for the Company, nor shall they have the power to act for or bind the Company, said powers being vested solely and exclusively in the Board unless the Board has delegated its authority to any officer as permitted by **Section 6.3**.

Section 6.8 Liability and Indemnification.

(a) Except as otherwise required by non-waivable provisions of Applicable Law or as expressly set forth in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member in excess of its Capital Contribution, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Member, actions by such Member prohibited by this Agreement or as provided in any other written agreement between the Company and such Member.

(b) None of the Members, Board Members or officers shall be personally liable for the return of any portion of the Capital Contributions (or any return thereon) of the Members and the return, if any, of such Capital Contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members, Board Members or officers shall be required to pay to the Company or any Member any deficit in any Member's Capital Account upon the dissolution of the Company or otherwise. None of the Members, Board Members or officers shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any act performed by such Person within the scope of the authority conferred on such Person by the Board or this Agreement, except for gross negligence, fraud, bad faith or an intentional breach of this Agreement.

(c) The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Members, Board Members, officers and their respective partners, equity holders, members, managers, officers, trustees, advisory board members, directors, employees, attorneys and agents and other Affiliates (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company or by reason of the fact that such Person is or was a Member, Board Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, in each case within the scope of authority conferred on such Person by the Board or this Agreement, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted an intentional breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "**Third Party Claim**"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; provided, however, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Member shall be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

Section 6.9 Confidentiality.

(a) Each Member recognizes and acknowledges that such Member will be entrusted with or have access to confidential and proprietary information which is the property of the Company and/or third parties to which the Company or any of its Subsidiaries owes a duty of confidentiality (whether pursuant to Applicable Law, by contract or otherwise). Each Member therefore agrees that during the time that he, she or it is a Member and at all times thereafter, such Member shall (i) not, without the prior written consent of the Board, directly or indirectly use, copy or duplicate, or disclose or otherwise make available to any third party, any Confidential Information, (ii) not assert prior knowledge of any item of Confidential Information that such Member cannot prove by reasonably convincing evidence, (iii) take such protective measures as may be reasonably necessary to preserve the secrecy and interest of the Company or any of its Subsidiaries in the Confidential Information, and (iv) not, without the prior written consent of the Board, utilize or convert Confidential Information for such Member's own benefit or gain, of whatever nature; provided, however, that each Member shall be permitted to use, copy or duplicate, or disclose or otherwise make available Confidential Information: (A) in the performance of such Member's duties with respect to the Company or any of its Subsidiaries; (B) to such Member's consultants, employees, officers, directors, equity holders, agents and such Member's legal, tax, accounting, financial or other professional advisors ("**Representatives**") so long as such Representatives are bound to comply with the terms of this **Section 6.9** or are bound by a similar legal requirement, professional code of ethics or similar rules at least as stringent as the terms of this **Section 6.9**; (C) as required by Applicable Law, regulatory authority, self-regulatory organization or recognized investment exchange, in each case, in any jurisdiction to which such Member and/or its Affiliates is subject; provided, however, that to the extent permitted by law, such Member provides the Company with prompt notice of such requirement to enable the Company to seek an appropriate protective order, waive compliance with the provisions of this Agreement or take other appropriate action and (D) to such Member's Affiliates (provided, that any such Affiliate shall be subject to the confidentiality obligations otherwise set forth herein with respect to such Confidential Information). A Member shall be responsible for any violations of this **Section 6.9** by its Representatives. Upon ceasing to be a Member for any reason whatsoever, or at any time requested by the Board, each Member shall promptly deliver or cause to be delivered any and all Confidential Information in such Member's possession, custody or control; provided, however, that such Member may, subject to the confidentiality obligations set forth in the foregoing provisions of this **Section 6.9(a)**, retain copies of any such Confidential Information to the extent required by Applicable Law or such Member's backup, archival or business continuity plans or procedures. As between the Company and each Member, the Company is and shall remain the exclusive owner of all rights, title and interest in and to the Confidential Information.[1]

(b) Each Member acknowledges and agrees that the covenants set forth in this **Section 6.9** are reasonable and necessary for the protection of the Company's business interests, that the other Members would not have purchased Units or entered into this Agreement without such covenants, that irreparable injury will result to the Company and its Subsidiaries if such Member breaches any of the terms of such covenants, and that in the event of such Member's actual or threatened breach of any of such covenants, the Company will not have an adequate remedy at law. Each Member accordingly agrees that, in the event of any actual or threatened breach of any of the covenants of this **Section 6.9**, the Company shall be entitled to seek injunctive and other equitable relief (without the necessity of showing actual monetary damages or of posting any bond or other security). Each Member shall pay all of the costs and expenses, including attorneys' fees and court costs, the Company incurs in obtaining any judicial relief or in otherwise enforcing any of such Member's obligations or the Company's rights under this Agreement in the event the Company prevails in such relief or action hereunder.

ARTICLE VII

TRANSFER OF MEMBERSHIP RIGHTS AND UNITS; WITHDRAWAL OF MEMBERS

Section 7.1 Transfers.

(a) Notwithstanding anything to the contrary contained herein, no Member may Transfer any Units or other Membership Rights except if such Transfer is (i) permitted by **Section 7.2**, (ii) required by **Section 7.4** or **ARTICLE VIII**, (iii) required by **Section 7.6**, (iv) permitted by **Section 7.7** or **Section 7.8**, or (v) with the prior written consent of the Board. Any transferee

[1] Pursuant to 18 USC § 1833(b), an individual may not be held criminally or civilly liable under any federal or state trade secret law for disclosure of a trade secret: (i) made in confidence to a government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; and/or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Additionally, an individual suing an employer for retaliation based on the reporting of a suspected violation of law may disclose a trade secret to his/her attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal and the individual does not disclose the trade secret except pursuant to court order

of Units from a Member pursuant to a Transfer in accordance with (A) clause (i) or (iii) of the preceding sentence shall automatically be admitted as a Member and such admission shall not require the consent of the Board, and (B) clause (ii), (iv) or (v) of the preceding sentence shall be deemed to be an unadmitted assignee of the transferring Member and shall only be admitted as a Member (and granted Membership Rights) upon the written approval of the Board, which approval may be given or withheld in its sole discretion. Class A-2 Units, Class A-4 Units and Class C Units may be subject to such additional restrictions on Transfer as the Company may impose at the time of the issuance of such Units.

(b) Each Member agrees that such a transferee of Units will, upon the request of the Board, execute such transfer instruments reasonably required by the Board to Transfer Units permitted to be Transferred hereunder together with such other documentation as the Board may reasonably require, including certificates or other documents to preserve the limited liability of the Members under the laws of the jurisdictions in which the Company is doing business. Each Member further agrees that such transferee will pay all reasonable expenses, including, but not limited to, attorneys' fees and the cost of the preparation, filing and publishing of any amendment to the Certificate of Formation or this Agreement, incurred by the Company in connection with such Transfer.

(c) Each Member hereby acknowledges the reasonableness of the prohibitions contained in this **ARTICLE VII** in view of the purposes of the Company and the relationship of the Members. Any attempted Transfer in violation of this **ARTICLE VII** shall be void *ab initio* and of no force or effect.

(d) The Transfer of Membership Rights and the admission of a substituted Member shall not be cause for dissolution of the Company.

(e) Upon the Transfer of any Units or Membership Rights in accordance with the provisions of this **ARTICLE VII**, **Schedule A** shall be amended by the Board accordingly.

Section 7.2 Permitted Transfers.

(a) Subject to **Section 7.1**, any Member (other than a Class C Member) may Transfer its Units so long as such Transfer is pursuant to a Permitted Transfer and the following conditions are satisfied:

(i) The Transfer will not require registration of Units under the Securities Act or any state securities laws and, if requested by the Board, the transferor delivers to the Company an opinion (reasonably acceptable in form and substance to the Board) of legal counsel reasonably acceptable to the Board to such effect;

(ii) The transferee delivers to the Company a written instrument agreeing to be bound by all of the terms of this Agreement reasonably acceptable in form and substance to the Board;

(iii) The Transfer will not result in the Company being treated as an association taxable as a corporation for Federal income tax purposes;

(iv) The Transfer will not cause the Company to be treated as a "publicly traded partnership" within the meaning of Sections 7704 and 469(k)(2) of the Code;

(v) The transferor or the transferee delivers the transferee's taxpayer identification number and the transferee's initial tax basis in the Transferred Units to the Company;

(vi) The Permitted Transferee shall covenant to the Company that it shall remain a Permitted Transferee of the transferor until the Company is dissolved pursuant to **ARTICLE IX** hereof and, if such Permitted Transferee ceases to be a Permitted Transferee, then such Permitted Transferee will promptly Transfer its Units back to the Member from which it acquired such Units; and

(vii) The Transfer will not result in the Company or any of its Subsidiaries or other Affiliates becoming statutorily disqualified under any applicable federal or state securities, futures or commodities law or the regulations thereunder or is suspended or disqualified by any governmental, regulatory or self-regulatory body governing the business of the Company or any of its Subsidiaries or other Affiliates.

(b) For purposes hereof, a "**Permitted Transfer**" means a Transfer of Units by a Member (other than a Class C Member) that is (i) to a trust solely for the benefit of such Member or such Member's Family Members in respect of which such Member serves as the sole trustee; provided that the trust instrument governing said trust shall provide that such Member, as trustee, shall retain sole and exclusive control over the voting and disposition of such Units, (ii) to a partnership or limited liability company whose only owners are such Member and/or his Family Members and such Member retains sole and exclusive management control over such partnership or limited liability company, including sole and exclusive control over the voting and disposition of such Units or (iii) if such Member is an entity, to a Person that is an Affiliate of such Member. Any transferee in a Permitted Transfer is referred to herein as a "**Permitted Transferee**".

(c) In the event that any Permitted Transferee ceases to be an Affiliate of the transferring Member other than pursuant to a sale of all of such transferring Member's business, (i) any such event shall be deemed a material breach of this Agreement, (ii) such Permitted Transferee shall automatically be deemed an unadmitted assignee and shall no longer be a Member or have any Membership Rights and (iii) such Permitted Transferee shall be subject to the provisions of **Section 7.4**.

Section 7.3 Voluntary Withdrawal of Members.

(a) Except as provided in **Section 7.3(b)**, no Member shall have the right or power to effect a Voluntary Withdrawal from the Company and any attempted Voluntary Withdrawal by a Member shall be void *ab initio* and of no force or effect, and any Member who shall attempt to effect a Voluntary Withdrawal in a manner that is not consistent with **Section 7.3(b)** shall be in intentional breach of this Agreement and subject to **Section 7.4**. Except as provided in **Section 7.3(b)**, no Member who shall effect a Voluntary Withdrawal shall be entitled to receive, in liquidation of its Units, pursuant to the Act or otherwise, the fair value of the Member's Units as of the date of any Voluntary Withdrawal.

(b) Notwithstanding **Section 7.3(a)**, an Affected Member shall be entitled to effect a Voluntarily Withdrawal from the Company if such Affected Member reasonably determines that its continuation as a Member of the Company would likely result in material reputational harm to such Affected Member or any of their respective Affiliates due to (i) any order of any Governmental Body barring or suspending the right of the Company or any of its Subsidiaries or any of its or their respective senior officers or another Member to be associated with, or a member of, a designated contract market, exempt board of trade or derivatives clearing organization, (ii) any disciplinary or enforcement action, suit, claim, complaint, investigation, inquiry or proceeding by any Governmental Body against the Company, any of its Subsidiaries or any of their respective senior officers or any other Member that alleges market manipulation or other similar violation by such party, (iii) any action, suit, claim, complaint, investigation, inquiry or proceeding by any Governmental Body against the Company, any of its Subsidiaries or any of their respective senior officers or any other Member alleging fraud or misappropriation by such party, or (iv) any other violation of Applicable Law by the Company, any of its Subsidiaries or any of their respective senior officers or any other Member that has a material detrimental effect of the reputation of the Company, any of its Subsidiaries or any of their respective senior officers or another Member, as applicable (each, a "**Trigger**"). If the Company gives an Affected Member written notice of a Trigger, which notice must include a description of the facts and circumstances that constitute a Trigger, then such Affected Member shall have ninety (90) days after the date of receipt of such notice to exercise its right to effect a Voluntary Withdrawal. For the avoidance of doubt, if written notice is not given to an Affected Member with respect to a Trigger, then such Affected Member's right to effect a Voluntary Withdrawal pursuant to this **Section 7.3(b)** due to such Trigger shall not be subject to any time period limitation. Any Affected Member who effects a Voluntary Withdrawal pursuant to this **Section 7.3(b)** shall retain a non-voting, economic interest in the Company which shall include, without limitation, its entitlement to distributions under **ARTICLE IV** and **ARTICLE IX**, the put right of **Section 8.1** and the allocation of profits and losses under **ARTICLE V** (including Schedule A), and any such non-voting, economic interest shall be subject to the anti-dilution provisions of **Section 3.13** as if it continued to be a Class H Member. Each such Affected Member that effects a Voluntary Withdrawal shall cease to be a Member or have Membership Rights, including, without limitation, the right to vote on any matters coming before the Voting Members or the Affected Members (provided, however, that such Member shall retain the right to inspect the books and records of the Company pursuant to **Section 11.2** hereof), but shall remain bound by and subject to all of the obligations of a Member under this Agreement. Each Affected Member who effects a Voluntary Withdrawal shall be subject to and bound by any amendments to and waivers of any provisions of this Agreement so long as such amendment or waiver does not (i) disproportionately impact, in a manner adverse to such Affected Member, the rights or obligations retained by such Affected Member under this Agreement following its Voluntary Withdrawal or (ii) increase such Affected Member's obligation to make Capital Contributions following its Voluntary Withdrawal, in each case, without such Affected Member's prior written consent. The Company shall, upon written request of a withdrawing Affected Member, provide such information as may be reasonably requested by such withdrawing Affected Member for the purpose of confirming compliance with this **Section 7.3(b)**.

Section 7.4 Transfers by Operation of Law, Involuntary Withdrawal, Breach of Agreement.

(a) Immediately upon the occurrence of (i) an Involuntary Withdrawal, (ii) a Transfer of Units effected by operation of law (other than a merger or amalgamation or similar transaction provided by statute involving the Company), which does not constitute an Involuntary Withdrawal, including but not limited to divorce or dissolution of marriage, with respect to any Member other than Neal Brady (an "**Operation of Law Transfer**"), or (iii) a material breach of this Agreement by a Member including any attempted Voluntary Withdrawal by a Member other than pursuant to **Section 7.3(b)** (any such Involuntary Withdrawal, Operation of Law Transfer or material breach of this Agreement, a "**Transfer Event**"), the successor of the withdrawn Member, if any, the transferee of the Operation of Law Transfer or the breaching Member, as applicable, shall thereupon automatically become an unadmitted assignee, and such successor Member, transferee of the Operation of Law Transfer and breaching Member, shall, subject to **Section 7.4(b)**, be deemed an unadmitted assignee and shall be entitled to an economic interest in the Company but shall no longer be a Member or have any other Membership Rights; provided that none of the predecessor or the successor Member, the transferor or transferee of the Operation of Law Transfer, or the breaching Member shall be entitled to receive in liquidation of its Units the fair value of the withdrawn, transferor or breaching Member's Units as of the date of the Transfer Event unless otherwise provided by this Agreement.

(b) Upon the occurrence of any Transfer Event (but not including any Member whose Units could be repurchased pursuant to **ARTICLE VIII** as a result of such Transfer Event and except as otherwise agreed to in writing by a Member and the Company), the Company shall have the right, but not the obligation, to purchase from such successor of the withdrawn Member or unadmitted assignee, transferee of the Operation of Law Transfer and breaching Member, as applicable (each such Person is referred to herein as a "**Seller**"), any or all Units (other than the Class A-4 Units, which shall automatically be deemed cancelled for no consideration) (x) held by the withdrawing Member, (y) Transferred pursuant to the Operation of Law Transfer or (z) held by the breaching Member (such Units referred to herein as "**Seller Units**") upon the following terms and conditions:

(i) The foregoing option shall be exercisable by written notice to the Seller provided within one (1) year of the later of (x) the date of the Transfer Event, and (y) the date upon which the Company acquires actual notice of such Transfer Event.

(ii) The purchase price for the Seller Units to be purchased as of the date of such Transfer Event shall be equal to the product of the Company Book Value as of the date of such Transfer Event, times the Participating Percentage Interest represented by such Seller Units as of the date of such Transfer Event.

(iii) Subject to **Section 8.7**, the aggregate purchase price for the Seller Units to be purchased pursuant to this **Section 7.4(b)** may be paid in cash at the closing of such purchase or may be paid by delivery of an unsecured promissory note with customary terms and conditions, subordinated and junior in right of payment to all other indebtedness of the Company, payable in three (3) equal annual installments, with the first installment due on the first anniversary of the closing and the subsequent annual installments due on the successive anniversary dates of the closing. Interest shall accrue from the date of the closing on the balance of the purchase price remaining unpaid from time to time at the "Applicable Federal Rate" (as defined in the Code) in effect at the time of purchase, and accrued interest shall be payable together with each annual installment of the purchase price. All or part of the purchase price may be prepaid at any time without penalty or premium. As a condition to the issuance of the subordinated promissory note described above, the payee thereunder agrees to promptly execute, verify, deliver and file any (i) subordination, intercreditor or similar agreement requested by any holder of other indebtedness of the Company, and (ii) any other agreement, document or instrument thereafter requested by any holder of other indebtedness of the Company from time to time in connection with such subordination.

(iv) Seller Units to be purchased pursuant to this **Section 7.4(b)** shall be purchased and sold at such place and time as the Company designates. The Company shall give the Seller at least five (5) Business Days' prior written notice of the time, date, and place of closing. At the closing, the Seller shall deliver to the Company appropriate duly endorsed transfer instruments reasonably required by the Company to transfer all of the Seller Units as to which the Company has delivered a notice of its intent to purchase pursuant to this **Section 7.4(b)**, free and clear of all claims, liens and encumbrances from any third parties, together with such other documentation as the Company may reasonably require, including an agreement containing representations and warranties with respect to due authority, enforceability, no conflicts or violations, no required consents or approvals and valid title to the Seller Units, free and clear of all claims, liens or encumbrances of third parties.

(v) If the Seller fails, for any reason, to tender the documents required for the purchase and sale of the Seller Units to be purchased by the Company from such Seller at the time and place specified by the Company pursuant to **Section 7.4(b)(iv)** hereof, the Seller shall be deemed to have assigned all of its right, title and interest in and to such Seller Units to the Company, and the Seller shall cease to have any rights with respect to such Seller Units except only to receive the purchase price therefor as computed pursuant to this **Section 7.4(b)** and such Seller Units shall be cancelled on the Company's books and shall no longer be outstanding.

Section 7.5 Consequences of Withdrawal. The Voluntary Withdrawal or Involuntary Withdrawal of a Member shall not cause a dissolution of the Company, but, except as otherwise provided in **Section 7.3(b)**, the rights of such Member to share in the profits and losses of the Company, to receive distributions of Company funds and to assign its Units pursuant to this **ARTICLE VII** shall, on the occurrence of such an event, devolve on such Member's estate, trustee, receiver or other successor, subject to the terms and conditions of this Agreement, including **Section 7.4**, and the Company shall continue as a limited liability company. The estate, trustee, receiver or other successor, as the case may be, shall be liable for all the obligations of the withdrawn Member. However, such estate, trustee, receiver or other successor shall be deemed to be an unadmitted assignee of the withdrawn Member and shall not become a Member except in accordance with this **ARTICLE VII**.

Section 7.6 Drag-Along.

(a) If a Sale Transaction to an Unaffiliated Third Party is approved by the Board and, if required, by the Members in accordance with **Section 6.4** (an "**Approved Sale**"), each

Member shall (i) consent to (if, and only if, such Member's consent is required with respect thereto pursuant to Applicable Law) and raise no objection to the Approved Sale or the process pursuant to which the Approved Sale was arranged, (ii) waive any dissenter's rights and other similar rights, and (iii) (x) if the Approved Sale is structured as a sale of Units (or other equity interests of the Company), agree to sell all Units (or other equity interests of the Company) held by such Member on the terms and conditions approved by the Board, (y) if the Approved Sale is structured as a merger or consolidation, vote in favor thereof (if, and only if, such Member has the right to vote with respect thereto pursuant to Applicable Law), and (z) if the Approved Sale is structured as a sale of all or substantially all of the assets of the Company, vote in favor thereof and will vote in favor of the subsequent dissolution and liquidation of the Company pursuant to **Section 7.6(e)** (in each case, if, and only if, such Member has the right to vote with respect to such matters pursuant to Applicable Law).

(b) In addition to the actions described in **Section 7.6(a)** above, each Member agrees to cooperate in consummating an Approved Sale, including, but not limited to, by (i) becoming a party to, executing and delivering the sale agreement (the "**Sale Agreement**") and all other appropriate related agreements, (ii) delivering at the consummation of such Approved Sale, instruments of transfer for the Units (or other equity interests of the Company) held by such Member reasonably required by the Company, duly endorsed for transfer, free and clear of all claims, liens and encumbrances, and (iii) taking any other necessary or appropriate action in furtherance thereof. The foregoing notwithstanding, no Member shall be required to agree to any covenants (including any covenant regarding indemnification) or make any representation or warranty or sign any agreement other than a representation or warranty with respect to the power and authority of such Member and such Member's ownership of and title to such Member's Units.

(c) The obligations of each Member with respect to an Approved Sale are subject to the satisfaction of the following conditions:

(i) upon the consummation of the Approved Sale, each Member will receive the same form and amount of consideration per Unit as each other Member or if any Members are given an option as to the form and amount of consideration to be received per Unit, all Members shall be given the same option; provided that such condition shall be subject to, and deemed satisfied if the form and amount of consideration per Unit received by each Member is not the same due to the liquidation preferences contained in **Section 9.3** of this Agreement.

(ii) no Member shall be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such Sale Transaction, other than by the Company.

(iii) the liability for indemnification, if any, of Members in such Sale Transaction and for any inaccuracy of any representations and warranties made by the Company or its Members in connection with such Sale Transaction is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breaches of representations, warranties and covenants of the Company as well as any breaches by Members) and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member in connection with such Sale Transaction.

(iv) liability will be limited to such Member's applicable share (determined based on respective proceeds payable to each Member in connection with such Sale Transaction) of an aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Sale Transaction, except with respect to claims related to fraud or breaches of covenants by such Member, the liability for which need not be limited as to such Member.

(d) All Members shall bear their own expenses related to the Approved Sale, to the extent such costs are not otherwise paid by the Company.

(e) Upon the consummation of an Approved Sale structured as a sale of all or substantially all of the assets of the Company, the Members shall cooperate and take all steps necessary to distribute the proceeds therefrom in accordance with **Section 9.3**.

Section 7.7 Right of First Refusal.

(a) If any Member desires to Transfer (a "**Selling Member**") any of or all its Units to any third party (the "**Proposed Sale**"), other than pursuant to **Section 7.2**, **Section 7.6**, **Section 7.8** or **Section 8.2** and such Transfer has been approved by the Board, the Selling Member first shall give a notice (the "**First Offer Notice**") of such desire to the Voting Members. The First Offer Notice shall specify (A) the number and class of Units proposed to be sold (the "**Offered Securities**"), (B) the aggregate consideration to be paid therefor, (C) the identity of the prospective transferee(s), and (D) the other material terms and conditions of the Proposed Sale. Each Voting Member shall have the right to purchase all or part of the Offered Securities on a *pro rata* basis in accordance with its Proportionate Interest (as defined below) for the aggregate consideration to be paid therefor and on the other terms and conditions of the Proposed Sale specified in the First Offer Notice by giving notice (the "**Acceptance Notice**") to the Selling Member within fifteen (15) days after receipt of the First Offer Notice. Any Voting Member that elects to purchase its Proportionate Interest also may indicate in its Acceptance Notice, if it so elects, its desire to purchase a portion of the Offered Securities in excess of its Proportionate Interest, stating the maximum dollar amount of such excess (the "**Excess Amount**"). If one or more Voting Members decline to participate in such purchase or elect to purchase less than such Voting Member's Proportionate Interest, then the pro rata participations or the balance of such participations of such declining Voting Members shall automatically be deemed to be accepted by any Voting Member that sets forth an Excess Amount in its Acceptance Notice in an amount not greater than such Excess Amount, such acceptance to be allocated among such Members in proportion to their respective Proportionate Interests. If the portion of the Offered Securities allocable to any accepting Voting Member exceeds its Excess Amount, such excess shall be allocated among the remaining Voting Members electing to purchase an Excess Amount in proportion to their respective Proportionate Interests, and such procedure shall be employed until the entire Excess Amount of Voting Members electing to purchase an Excess Amount has been satisfied or all the Offered Securities have been allocated.

(b) As used herein, the term "**Proportionate Interest**" of a Voting Member means the percentage of Offered Securities offered by a Selling Member which such Voting Member is entitled to purchase pursuant to this **Section 7.7**. Such percentage, as to each Voting Member, shall be computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Units (other than Class C Units) then held by such Voting Member and the denominator of which is equal to the total number of Units (other than Class C Units) then held by all Voting Members who are entitled to purchase the Offered Securities pursuant to this **Section 7.7**.

(c) If the Voting Members fail to elect to purchase the entire Offered Securities within the time periods specified in the foregoing paragraphs, then the Selling Member (i) shall be under no obligation to Transfer any Offered Securities to any Voting Member, and (ii) shall have the right to Transfer, within a period of 90 days after receipt by the Company of the First Offer Notice, all (but not less than all) the Offered Securities at a price not less than the consideration to be paid therefor and on the other terms and conditions as specified in the First Offer Notice. The purchase price specified in any First Offer Notice shall be payable solely in cash at the closing of the transaction. If at the expiration of such 90-day period, the Selling Member has not completed the Transfer of all the Offered Securities, the Selling Member shall no longer be permitted to Transfer any such Offered Securities pursuant to this **Section 7.7** without again complying with the rights of first offer set forth in this **Section 7.7**.

(d) For greater certainty, no Member shall be permitted to Transfer any Offered Securities to any third party pursuant to this **Section 7.7** (other than to Voting Members exercising their right under this **Section 7.7**), unless the Transfer and the transferee are approved by the Board as provided in **Section 7.1(a)(v)**.

Section 7.8 Co-Sale Rights. Subject to **Section 7.1(a)**, in the event that any Voting Member or any of such Member's respective Permitted Transferees proposes to sell for value to any Person (other than to the Company or another Permitted Transferee or any sale pursuant to **Section 7.4** or **ARTICLE VIII**), more than five percent (5%) of the Units held by such Member as of the date such Member was admitted to the Company, calculated individually or in the aggregate with any other sales by such Member or such Member's Permitted Transferee, whether in one transaction or a series of transactions (a "**Co-Sale Transfer**"), as a condition to such Co-Sale Transfer, each other Voting Member shall be offered an opportunity to participate in such Co-Sale Transfer on the terms and in the manner set forth in this **Section 7.8**. In order to effectuate the foregoing:

(a) The Person or Persons proposing to make such Co-Sale Transfer (the "**Co-Selling Member(s)**") shall deliver a written notice (the "**Co-Sale Notice**") to each Voting Member prior to making such Co-Sale Transfer. The Co-Sale Notice shall state such Selling Member(s)' intention to consummate the Co-Sale Transfer, the number and class of Units proposed to be sold, the identity of the proposed transferee (the "**Purchaser**"), other material terms and conditions applicable to such sale and the form and amount of the consideration to be paid per Unit to be sold.

(b) Each Voting Member may elect to participate in the proposed Co-Sale Transfer on the terms and conditions set forth in the Co-Sale Notice by delivering written notice (the "**Election Notice**") to the Co-Selling Member(s) who served the Co-Sale Notice within fifteen (15) days following the date of receipt of the Co-Sale Notice, setting forth the number of Units which such Member elects to sell to the Purchaser pursuant to this **Section 7.8(b)**. As a condition to such Co-Sale Transfer, each Voting Member shall be afforded the opportunity to sell (on terms and conditions set forth in the Co-Sale Notice) to the Purchaser up to a number of Units equal to the product of such Member's Participating Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth and calculated without reference to any outstanding Class C Units) multiplied by the number of Units to be sold pursuant to the Co-Sale Transfer. For greater certainty, Voting Members may deliver both an Election Notice, pursuant to this **Section 7.8**, and an Acceptance Notice, pursuant to **Section 7.7**, with respect to any single proposed Transfer as to which both Sections may be applicable. In such event, the Election Notice shall only be effective if the Voting Members have not acquired all of the Units proposed to be Transferred by the transferring Member.

(c) If a Voting Member gives an Election Notice, such Member shall deliver to the Purchaser, at a closing to be held at the office of the Company (or as the Co-Selling Member(s) and the Purchaser agree), such documents, agreements and certificates as may reasonably be requested by the Company to consummate the transaction. All Members shall bear their own expenses related to the transaction, to the extent such costs are not otherwise paid by the Company.

(d) As a condition to the effective exercise of the rights set forth in this **Section 7.8**, each participating Member shall join in and agree to be bound by all provisions of the agreement pursuant to which the Purchaser is to acquire Units from the Co-Selling Member(s) (the "**Co-Sale Agreement**") including, without limiting the generality of the foregoing, by (i) becoming a party to, executing and delivering the Co-Sale Agreement and all other appropriate related agreements, (ii) delivering at the consummation of such Co-Sale Transfer instruments of transfer for the Units held by such Member required by the Company or the Purchaser, duly endorsed for transfer, free and clear of all claims, liens and encumbrances, and (iii) taking any other necessary or appropriate action in furtherance thereof, including the execution and delivery of any other appropriate agreements, certificates, instruments and other documents. In furtherance of the foregoing and by way of illustration, each participating Member agrees to make any representation or warranty and agrees to be bound by any covenant, obligation or other agreement in the Co-Sale Agreement that the Co-Selling Member(s) have agreed to make or be bound by, including, but not limited to, representations and warranties with respect to such participating Member, such participating Member's ownership of and good title to the Units to be sold, non-competition covenants, non-solicitation covenants and other restrictive covenants, indemnification covenants, agreements with respect to amounts paid into escrow, amounts subject to holdbacks or amounts subject to post-closing purchase price adjustments, and agreements to appoint representatives and grant powers of attorney with respect to such participating Member.

Section 7.9 Transferees Bound by Agreement. Any successor or transferee of a Member shall be subject to and bound by all of the provisions of this Agreement as if such successor or transferee was originally a party to this Agreement.

ARTICLE VIII

REPURCHASE OF UNITS

Section 8.1 Put Option/Call Right.

(a) Each Affected Member shall have the right, but not the obligation, to sell to the Company (and the Company shall be obligated to purchase) all, but not less than all, of the Class H Units held by such Affected Member (the "**Put Option**"), for an aggregate purchase price equal to the Company Book Value multiplied by the Participating Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth) represented by such Class H Units as of the last day of the month in which such Affected Member notifies the Company of its intent to exercise the Put Option. If any Affected Member who also holds Class A-4 Units elects to exercise the Put Option, such Affected Member's Class A-4 Units shall be automatically cancelled for no consideration.

(b) The Put Option shall only be exercisable by an Affected Member from time to time after the fifth (5th) anniversary of the date such Affected Member was admitted to the Company upon at least forty-five (45) days advance written notice to the Company, and such repurchase shall be effective as of the closing in accordance with **Section 8.5** below.

(c) Notwithstanding **Section 8.1(b)** hereof, in the event that any BHC Member's and its Affiliates' aggregate equity interest in the Company exceeds 24.99% of the total outstanding equity interests of the Company (or such greater or lesser percentage as may be deemed to provide or constitute "control" under the BHC Act and Regulation Y promulgated thereunder) (the "**Bank Holding Threshold Percent**") for any reason, (i) such BHC Member shall have the right, but not the obligation, to sell to the Company (and the Company shall be obligated to purchase) such number of Class H Units held by such BHC Member as such BHC Member shall, in its reasonable discretion, determine to be necessary in order to sufficiently reduce such BHC Member's and its Affiliates' aggregate equity interest in the Company below the Bank Holding Threshold Percent (the "**BHC Put Option**") and (ii) the Company shall have the right, but not the obligation, to purchase from such BHC Member (and such BHC Member shall be obligated to sell), such number of Class H Units held by such BHC Member as the Company shall, in its sole discretion, determine to be necessary, in order to reduce such BHC Member's and its Affiliates' aggregate equity interest in the Company to (but not less than) the Bank Holding Threshold Percent (the "**Company Call Option**"). The purchase price for the purchase and sale of the Class H Units pursuant to this **Section 8.1(c)** shall be equal to the Company Book Value multiplied by the Participating Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth) represented by such Class H Units as of the last day of the month in which the exercise of the BHC Put Option or the Company Call Option, as applicable, occurs. The BHC Put Option shall become immediately exercisable upon delivery by such BHC Member to the Company of written notice that such BHC Member's and its Affiliates' aggregate equity interest in the Company exceed(s) the Bank Holding Threshold Percent, and the Company Call Option shall become immediately exercisable upon delivery to such BHC Member by the Company of written notice that such BHC Member's and its Affiliates' aggregate equity interest in the Company exceeds the Bank Holding Threshold Percent; provided, however, that the Company Call Option shall immediately terminate in the event that such BHC Member's and its Affiliates' aggregate equity interest in the Company exceeds 49.99%.

Section 8.2 Affected Member Exit.

(a) In the event (1) of the breach of any representation, warranty or covenant set forth in Section 10 of the Class H Unit Subscription Agreement by the Company or Eris Innovations and the failure to cure the same (to the extent curable without prejudice to the rights of any Affected Member) within the lesser of (A) thirty (30) days of receipt of notice of such breach from an Affected Member or a Governmental Body, as applicable, and (B) such period of time prescribed by Applicable Law, (2) an Affected Member or its Affiliates is prohibited or restricted from holding, or is otherwise not permitted to hold, all or a portion of its Class H Units under Applicable Law (whether now existing or hereafter arising) or (3) of a change in the Company's or Eris Innovations' respective business which causes or could reasonably be expected to cause an Affected Member or its Affiliates to be prohibited or restricted from holding, or makes it otherwise impermissible for an Affected Member or its Affiliates to hold, all or a portion of its Class H Units under Applicable Law (whether now existing or hereafter arising) (the occurrence of any event in clauses (1), (2) or (3) of this **Section 8.2(a)**, an "**Affected Member Exit Event**"), in each case, such Affected Member shall have the right, but not the obligation to (either of (i) or (ii) below, an "**Affected Member Exit**"):

(i) subject to the approval of the Board (excluding any Board Member who is a representative of the Affected Member that is exercising its right to exit pursuant to this **Section 8.2**), solicit indications of interest from one or more third parties (including, for purposes of clarification, the other Members) for the purchase and sale of all of the Class H Units held by such Affected Member and, subject to the subsequent approval of the Board, of an identified third party purchaser, sell to such third party purchaser all of the Class H Units held by such Affected Member; and

(ii) regardless of whether the Board permits such Affected Member to solicit indications of interest from and further permits the sale of all of the Class H Units held by such Affected Member to one or more third parties, sell to the Company (and the Company shall be obligated to purchase) all of the Class H Units held by such Affected Member.

(b) In order to exercise any Affected Member Exit, on or before the date that is one hundred eighty (180) days after such Affected Member Exit, such Affected Member must provide written notice of the intent to effect such Affected Member Exit to the Company and, to the extent that the Affected Member Exit Event occurs as a result of the events set forth in **Section 8.2(a)(2)** or **(3)**, a legal memorandum of outside counsel as to the existence or occurrence of such Affected Member Exit Event (to the extent permitted by Applicable Law).

(c) The purchase price for the purchase and sale of the Class H Units to the Company pursuant to **Section 8.2(a)(ii)** shall be equal to the Company Book Value multiplied by the Participating Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth) represented by such Class H Units as of the last day of the month in which the legal memorandum described in **Section 8.2(b)** was delivered to the Company by such Affected Member. For the avoidance of doubt, the purchase price for the purchase and sale of the Class H Units to one or more third parties pursuant to **Section 8.2(a)(i)** shall be determined by mutual agreement of such Affected Member and such third parties.

(d) Notwithstanding anything to the contrary contained herein, the terms and conditions of any third party sale arranged pursuant to **Section 8.2(a)(i)**, including the admission of such third party as an Affected Member, shall be further subject to the approval of the Board (excluding any Board Member appointed by an Affected Member) (a "**Transaction Approval**"). Following any such Transaction Approval, such third party sale shall not be subject to the right of first refusal set forth in **Section 7.7** or the co-sale rights set forth in **Section 7.8**.

(e) The Class F Members shall also have the right to exercise the exit provisions of this **Section 8.2** with respect to their respective Class F Units, but only with respect to the events set forth in **Section 8.2(a)(2)** and **(3)**.

Section 8.3 Right of Repurchase of Covered Units. Notwithstanding anything to the contrary contained herein, all of the Vested Units and Unvested Units (the "**Vested Covered Units**" and "**Unvested Covered Units**," respectively, and collectively, the "**Covered Units**") beneficially owned by each Class C Member (each such Member, a "**Covered Member**") shall be subject to the Company's right of repurchase under the circumstances and on the terms and conditions specified below:

(a) Repurchase Due to Death or Disability. Upon the death or Disability of a Covered Member, then (i) all of such Covered Member's Unvested Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member's estate or successors shall have no further rights to such Unvested Covered Units, and (ii) the Company shall have the right, but not the obligation, to purchase all or any portion of such Covered Member's Vested Covered Units for an aggregate price equal to the Class C Buy-Out Value of such Covered Member's Vested Covered Units being purchased as of the last day of the month in which such death or Disability occurs. The foregoing option shall be exercisable by the Board by written notice to such Covered Member or such Covered Member's estate or representative within 365 days of the date upon which the Company acquires actual knowledge of such Covered Member's death or Disability.

(b) Repurchase Due to Bankruptcy. Upon the Bankruptcy of a Covered Member, then (i) such Covered Member's Unvested Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member shall have no further rights with respect thereto, and (ii) the Company shall have the right, but not the obligation, to purchase all or any portion of such Covered Member's Vested Covered Units for an aggregate price equal to the Company Book Value multiplied by the Participating Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth) represented by such Covered Member's Vested Covered Units being purchased, as of the last day of the month preceding the month in which such Bankruptcy occurs. The foregoing option shall be exercisable by the Board by written notice to such Covered Member within 365 days of the date upon which the Company acquires actual knowledge of such Covered Member's Bankruptcy. Each Covered Member shall notify the Company of his, her or its Bankruptcy within ten (10) days of the occurrence thereof.

(c) Repurchase Due to Termination Without Cause. If a Covered Member is no longer providing services to, for or on behalf of the Company or any of its Subsidiaries in any capacity upon the termination of a Covered Member's engagement with the Company and its Subsidiaries for any reason other than Cause or as a result of the Covered Member's resignation, then (i) such Covered Member's Unvested Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member shall have no further rights with respect thereto and (ii) the Company shall have the right, but not the obligation, to purchase all of such Covered Member's Vested Covered Units for an aggregate price equal to the Class C Buy-Out Value of such Covered Member's Vested Covered Units being purchased, as of the last day of the month preceding the month in which such termination occurs. The foregoing option shall be exercisable by the Board by written notice to such removed Covered Member within 365 days of the effective date of such Covered Member's termination. Notwithstanding anything to the contrary contained herein, if (x) a Covered Member resigns and fails to provide at least ninety (90) days prior written notice of such resignation or (y) the Company has the right to remove a Covered Member for Cause at the time of such Covered Member's resignation, **subparagraph (e)** of this **Section 8.3** shall govern the repurchase of such Covered Member's Vested Covered Units.

(d) Repurchase Due to Resignation. If a Covered Member is no longer providing services to, for or on behalf of the Company or any of its Subsidiaries in any capacity as a result of the Covered Member's resignation from the Company upon at least ninety (90) days prior written notice to the Company, then (i) such Covered Member's Unvested Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member shall have no further rights with respect thereto and (ii) the Company shall have the right, but not the obligation, to purchase all of such Covered Member's Vested Covered Units for an aggregate price equal to 80% of the Class C Buy-Out Value of such Covered Member's Vested Covered Units being purchased, as of the last day of the month preceding the month in which such resignation occurs. The foregoing option shall be exercisable by the Board by written notice to such resigned Covered Member within 365 days of the effective date of such Covered Member's resignation. Notwithstanding anything to the contrary contained herein, if (x) a Covered Member resigns and fails to provide at least ninety (90) days prior written notice of such resignation or (y) the Company has the right to remove a Covered Member for Cause at the time of such Covered Member's resignation, **subparagraph (e)** of this **Section 8.3** shall govern the repurchase of such Covered Member's Vested Covered Units.

(e) Repurchase Due to Termination for Cause or Resignation Without Notice. If a Covered Member is no longer providing services to, for or on behalf of the Company or any of its Subsidiaries as a result of such Covered Member's termination for Cause or as a result of the Covered Member's resignation from the Company on less than ninety (90) days' prior written notice, all Vested Units and Unvested Units of such Covered Member shall automatically be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member shall have no further rights with respect thereto.

Section 8.4 Payment Terms.

(a) The aggregate purchase price for the Units to be purchased by the Company pursuant to this **ARTICLE VIII** may be paid in cash at the closing of such purchase or may be paid by delivery of an unsecured promissory note subordinated and junior in right of payment to all other indebtedness of the Company with customary terms and conditions, payable, (i) with respect to Units purchased pursuant to **Section 8.1**, on the date that is twelve (12) months following the date of the written notice of the exercise of the Put Option, the BHC Put Option or the Company

Call Option, (ii) with respect to any Units purchased by the Company pursuant to **Section 8.2**, on the date that is twelve (12) months following the anniversary of the closing of the purchase pursuant to **Section 8.2**, and (iii) with respect to the Covered Units purchased pursuant to **Section 8.3,** in three (3) equal annual installments, with the first installment due on the first anniversary of the closing and the subsequent annual installments due on the successive anniversary dates of the closing. Interest shall accrue from the date of the closing on the balance of the purchase price remaining unpaid from time to time at the "Applicable Federal Rate" (as defined in the Code) in effect at the time of purchase, and accrued interest shall be payable together with each installment of the purchase price. All or part of the purchase price may be prepaid at any time without penalty or premium. As a condition to the issuance of the subordinated promissory note described above, the payee thereunder agrees to promptly execute, verify, deliver and file any (i) subordination, intercreditor or similar agreement requested by any holder of other indebtedness of the Company, and (ii) any other agreement, document or instrument thereafter requested by any holder of other indebtedness of the Company from time to time in connection with such subordination.

(b) Notwithstanding anything above to the contrary, where a contingent debt, obligation or liability (including, but not limited to, with respect to any damages, costs or expenses anticipated by the Board, in its sole discretion, to be incurred by the Company in connection with an Affected Member's or Covered Member's breach of this Agreement, a Covered Member's breach of a Restrictive Covenant Agreement or any other matter resulting in a Covered Member's withdrawal for Cause) exists with respect to the period of time during which the redeeming Affected Member or Covered Member was a Member, the Board may establish a reserve from such purchase price in such amount as it determines in its sole discretion to satisfy such contingent debt, obligation or liability, the balance of which reserve (if any) after offset against any such debt, obligation or liability shall be distributed as provided in this **Section 8.4** only upon the termination for such contingency as determined by the Board in its sole discretion. Without limiting any other equitable relief and other remedies the Company may have under this Agreement or a Restrictive Covenant Agreement at law, equity or otherwise for any breach of this Agreement or any Restrictive Covenant Agreement or any other matter which resulted in the withdrawal of a Covered Member for Cause, the Board may offset any payment for Covered Units to be purchased from any Covered Member pursuant to **Section 8.3** against any damages, costs or expenses incurred by the Company in connection with a Covered Member's breach of this Agreement or any Restrictive Covenant Agreement or any other matter which resulted in the withdrawal of a Covered Member for Cause.

Section 8.5 Closing.

(a) Any Units to be purchased pursuant to **Section 8.1** or **Section 8.2** shall be purchased and sold at such place and time as the Board designates; provided that the closing in connection with a repurchase of Units pursuant to **Section 8.1** or **Section 8.2** shall take place on the last day of a month that is within forty-five (45) days after the Affected Member's or BHC Member's written notice of its election to sell its Units pursuant to **Section 8.1** or the Company's written notice of its election to purchase a BHC Member's Units pursuant to **Section 8.1** or the receipt by the Company of the legal opinion pursuant to **Section 8.2**, as applicable. Notwithstanding the foregoing, the Board shall have the right to designate a closing date that is more than forty-five (45) days after and within one (1) year after the date of receipt of the Affected Member's or BHC Member's or the Company's written notice of its election pursuant to

Section 8.1 or the Affected Member's legal opinion pursuant to **Section 8.2** to the extent making the payment of the purchase price would be prohibited or restricted by, or trigger any limitations under, Applicable Law. The Board's good faith determination of the restrictions and limitations set forth in the preceding sentence shall be final and binding on all relevant parties.

(b) Any Class C Units to be purchased pursuant to **Section 8.3** shall be purchased and sold at such place and time as the Board designates; provided that the closing in connection with the Company's election to repurchase is exercised pursuant to **Section 8.3** shall take place on the last day of the month in which the Company exercised its election to repurchase.

(c) The Company shall give the Member whose Units are subject to repurchase pursuant to **Section 8.1**, **Section 8.2** or **Section 8.3** at least five (5) Business Days prior written notice of the time, date and place of the closing. At the closing, the applicable Member shall deliver to the Company duly endorsed transfer documents reasonably required by the Company to transfer all of the Units to be purchased by the Company pursuant to **Section 8.1**, **Section 8.2** or **Section 8.3**, free and clear of all claims, liens or encumbrances from any third party, together with such other documentation as the Board may reasonably require, including an agreement containing representations and warranties with respect to due authority, enforceability, no conflicts or violations, no required consents or approvals and valid title to such Units to be purchased by the Company, free and clear of all claims, liens or encumbrances of third parties.

(d) An Affected Member exercising its rights under **Section 8.1(a)** or **Section 8.2** shall be deemed to have withdrawn at the consummation of the transactions contemplated by **Section 8.1(a)** or **Section 8.2**, will no longer be deemed a Member of the Company and will have no Membership Rights other than the status of a creditor entitled to the amounts set forth in the promissory note.

Section 8.6 Failure to Transfer Units. If any Person required to sell Covered Units pursuant to **Section 8.3** fails, for any reason, to tender the agreements and instruments required for the purchase and sale of such Covered Units at the time and place specified by the Board pursuant to **Section 8.5**, such Person shall, automatically without any further action on such Person's part, be deemed to have assigned all of its right, title and interest in and to the Covered Units to the Company, and such Person shall cease to have any rights with respect to the Covered Units except only to receive the purchase price therefor as computed pursuant to **Section 8.3** and payable in accordance with **Section 8.4** upon delivery of such agreements and instruments and such Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding.

Section 8.7 Limitations on Payment. Notwithstanding anything to the contrary contained in this Agreement, the Board shall have the right to suspend or delay any payments required to be made pursuant to **Section 7.4** or **Section 8.3** in connection with the repurchase of any Units (the "**Suspended Payments**"), which suspension will be on a pro rata basis with respect to all redeemed Members, to the extent such payments would (i) be prohibited or restricted by, or trigger any limitations under, Applicable Law, (ii) violate any restrictions contained in credit facilities to which the Company or any of its Subsidiaries may be a party from time to time, (iii) materially impair the business of the Company or otherwise materially impair the ability of the Company and its Subsidiaries to operate in the ordinary course in pursuit of their objectives, or (iv) jeopardize its tax status, or materially disadvantage any of the remaining Members. The

Board's good faith determination of the restrictions and limitations set forth in the preceding sentence shall be final and binding on all relevant parties. If a payment is suspended or delayed pursuant to this **Section 8.7**, then, subject to the preceding sentence, (x) such Suspended Payment shall be made together with any subsequent regular installment payment under **Section 7.4** or **Section 8.4** if the Board determines that such payment restrictions and limitations are no longer in effect, and (y) such suspension or delay shall not affect the closing of the purchase of the applicable Units to be repurchased pursuant to **Section 7.4(b)** or **Section 8.3**, and the applicable Person due the payment shall cease to have any rights with respect to the Units repurchased by the Company except only to receive the purchase price therefor and such Units shall be deemed cancelled on the Company's books and shall no longer be outstanding. Any Suspended Payments under this **Section 8.7** shall be paid prior to any subsequent regular installment payment due to any redeemed Member pursuant to **Section 8.4** and Suspended Payments shall be paid vis-à-vis other Suspended Payments based on the length of time such Suspended Payments are outstanding (i.e., Suspended Payments outstanding for the longest period of time shall have priority over other Suspended Payments).

Section 8.8 Look Back Transaction. If the Company consummates a Sale Transaction on or before the date that is one hundred eighty (180) days after the effective date of the exercise of its option to repurchase a Covered Member's Covered Units as a result of the repurchase of Covered Units without Cause pursuant to **Section 8.3(c)** (a "**Look-Back Transaction**"), then the Board shall determine (or, in the case of a Look-Back Transaction involving contingent payments of consideration, estimate) in good faith the aggregate amount of consideration which would have been received by such repurchased Covered Member in such Look-Back Transaction on account of his or its Covered Units. If the Board determines or estimates in good faith that such consideration would have exceeded the purchase price paid to such repurchased Covered Member as a result of the repurchase of the his or its Covered Units, the Board shall cause the Company pay to such repurchased Covered Member the amount of such consideration which would have been received by such Covered Member in such Look-Back Transaction, less the amount paid to such Covered Member as a result of the repurchase of such Covered Member's Covered Units. Any additional consideration payable by the Company to the repurchased Covered Member pursuant to this **Section 8.8** shall be paid by the Company by wire transfer of immediately available funds within forty-five (45) days following the consummation of the Look-Back Transaction; provided, however, that if any portion of the consideration paid in the Look-Back Transaction is deferred, the proportionate amount due to such Covered Member may be similarly deferred and paid upon receipt thereof by the Company; provided further that if any portion of such consideration is paid other than in cash, then the amount, if any, payable to such Covered Member may be paid in kind or in cash based upon the fair market value of such non-cash consideration as determined by the Board in good faith. If a Covered Member is entitled to any payment pursuant to this **Section 8.8**, then the Company shall no longer be obligated to make any further payment of any portion of the repurchase price under **Section 8.3(c)**, that has not been paid to such Covered Member, the rights of such Covered Member under **Section 8.3(c)** shall be null and void and no longer in effect and such obligation shall be deemed null and void and of no further force and effect.

ARTICLE IX

DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

Section 9.1 Dissolution. Subject to **Section 6.4**, the Company shall only be dissolved upon the approval of the Board.

Section 9.2 Procedure for Winding Up. In the event of the dissolution of the Company, a liquidating agent approved by the Board (such liquidating agent hereinafter referred to as the "**Liquidating Agent**") shall commence to wind up the affairs of the Company and to liquidate the Company's assets. The Members shall continue to share all income, losses and distributions during the period of liquidation in accordance with **ARTICLE IV** and **ARTICLE V** above. The Liquidating Agent shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions. If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, and any Member entitled to any interest in those assets may receive that interest as a tenant-in-common with all other Members so entitled. The fair market value of the assets shall be determined by the Liquidating Agent in its sole discretion.

The Liquidating Agent shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the liquidation and termination of the Company that the Members and the Board would have with respect to the assets and liabilities of the Company during the term of the Company, and the Liquidating Agent is hereby expressly authorized and empowered to execute any and all documents necessary or desirable to effectuate the liquidation and termination of the Company and the transfer of any assets.

Notwithstanding the foregoing, a Liquidating Agent which is not a Member shall not be deemed a Member and shall not have any of the economic interests in the Company of a Member; and such Liquidating Agent shall be compensated for its services to the Company at normal and customary rates for its services to the Company as reasonably determined by the Board.

Section 9.3 Distributions at Liquidation. The Liquidating Agent shall, as soon as practicable, wind up the affairs of the Company and sell and/or distribute the assets of the Company. The assets of the Company shall be applied in the following order of priority:

(a) first, to pay the costs and expenses of the winding up, liquidation and termination of the Company;

(b) second, to creditors of the Company, in the order of priority provided by law;

(c) third, to establish reserves adequate to meet any and all contingent or unforeseen liabilities or obligations of the Company (including liabilities or obligations in connection with the settlement of any options for Units in accordance with their terms); provided that at the expiration of such period of time as the Liquidating Agent may deem advisable, the balance of such reserves remaining after the payment of such contingencies or liabilities (including liabilities or obligations in connection with the settlement of any options for Units in accordance with their terms) shall be distributed as hereinafter provided; and

(d) fourth, to the Members in the following order of priority:

(i) first, 100% to the Class B Members, Class F Members, Class H Members, Class I Members and Class J Members pro rata based on each such Member's respective Adjusted Capital Contribution until each such Member's respective Adjusted Capital Contribution is reduced to zero;

(ii) second, 100% to the Class A-3 Members pro rata based on each Class A-3 Member's respective Adjusted Capital Contribution until each such Class A-3 Member's respective Adjusted Capital Contribution is reduced to zero; and

(iii) thereafter, 100% to the Members pro rata based on each Member's respective Percentage Interest, but taking into account any distribution preferences (as described in **Section 3.2(e)** and **Section 3.4**) established by the Board with respect to certain issued and outstanding Units; provided that the Board shall have the right to offset against any distribution due to a Member pursuant to this **Section 9.3(d**) any outstanding advance distribution under **Section 4.4** or **Section 4.5**.

Section 9.4 Negative Capital Account. No Member shall be obligated to restore a Negative Capital Account.

Section 9.5 Termination. The Company shall terminate when all property owned by the Company shall have been disposed of and the assets shall have been distributed as provided in **Section 9.3**. The Liquidating Agent shall then execute and cause to be filed certificate of dissolution of the Company with the Secretary of State.

ARTICLE X

REGISTRATION RIGHTS

Section 10.1 Required Registration Rights.

(a) At any time six months or more after the closing of a Qualified IPO, a holder (or holders) of Registrable Units may request, in writing, that the Company effect the registration on Form S-1 (or any successor form) of Registrable Units owned by such holder or holders having an aggregate value of at least $5,000,000 (based on the public market price on the date of such request), which request shall specify the intended distribution method of the securities (the "**Distribution Method**").

(b) At any time after the Company becomes eligible to file a Registration Statement on Form S-3 (or any successor form relating to secondary offerings), a holder (or holders) of Registrable Units may request, in writing, that the Company effect the registration on Form S-3 (or such successor form), of Registrable Units owned by such holder (or holders) having an aggregate value of at least $2,500,000 (based on the public market price on the date of such request), which request will specify the Distribution Method.

(c) Upon receipt of any request for registration pursuant to this **Section 10.1**, the Company shall promptly give written notice of such proposed registration to all other holders of Registrable Units. Such holders shall have the right, by giving written notice to the Company within thirty (30) days after the Company provides its notice, to elect to have included in such registration such of their Registrable Units as such holders may request in such notice of election, subject in the case of an underwritten offering to the terms of **Section 10.5**. Thereupon, the Company shall, as expeditiously as reasonably possible, use its commercially reasonable efforts to effect the registration on an appropriate registration form of all Registrable Units which the Company has been requested to so register; provided, however, that in the case of a registration requested under **Section 10.1(b)**, the Company will only be obligated to effect such registration on Form S-3 (or any successor form).

(d) The Company shall not be required to effect (i) more than two (2) registrations pursuant to **Section 10.1(a)**, or (ii) more than two (2) registrations pursuant to **Section 10.1(b)**. In addition, the Company shall not be required to effect any registration within twelve (12) months after the effective date of the Registration Statement relating to the Qualified IPO or any other Registration Statement filed pursuant to this **Section 10.1**. For purposes of this **Section 10.1(d)**, a Registration Statement shall not be counted until such time as such Registration Statement has been declared effective by the SEC (unless the Initiating Holders withdraw their request for such registration (other than as a result of information concerning the business or financial condition of the Company which is made known to the Initiating Holders after the date on which such registration was requested)). The Company shall be required to keep any Registration Statement filed pursuant to this **Section 10.1** effective for a twelve (12) month period.

(e) If at the time of any request to register Registrable Units by Initiating Holders pursuant to this **Section 10.1** or at any time after the effectiveness of a Registration Statement filed hereunder, the Company is engaged or has plans to engage in a registered public offering or is engaged in any other activity which, in the good faith determination of the Board, would be adversely affected by the requested registration, then the Company may at its option (i) direct that the request for registration be delayed for a period not in excess of sixty (60) days from the date of such request or (ii) delay the filing of an amendment or supplement to the Registration Statement and/or suspend the use of any prospectus included in the Registration Statement for a period of not more than sixty (60) days, such right to delay a request, delay the filing of an amendment or supplement or suspend the use of a prospectus to be exercised by the Company not more than twice in any 12-month period.

Section 10.2 Incidental Registration Rights.

(a) Right to Piggyback. Whenever the Company proposes to file a Registration Statement (other than a Registration Statement filed pursuant to **Section 10.1**) (a "**Piggyback Registration**"), the Company shall, prior to such filing, give prompt written notice to each holder of Registrable Units of its intention to effect such a registration (which notice will specify the intended Distribution Method and the intended distribution period therefor (the "**Piggyback Distribution Period**")) and, subject to **Section 10.2(c)** below, will include in such registration all Registrable Units (in accordance with the priorities set forth in **Section 10.2(b)**), with respect to which the Company has received a written request for inclusion within twenty (20) days after delivery of the Company's notice. If the registration for which the Company gives notice pursuant to this **Section 10.2(a)** is a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Units as a part of the written notice given pursuant to this **Section 10.2(a)**. In such event, the right of any holder to include its Registrable Units in such registration pursuant to this **Section 10.2(a)** shall be conditioned upon such holders participation in such underwriting on the terms set forth herein and compliance with **Section 10.5(b)**. If any holder of Registrable Units who has requested inclusion of its Registrable Units in such registration as provided above disapproves of the terms of the underwriting, such person may elect, by written notice to the Company, to withdraw its shares from such Registration Statement and underwriting.

(b) Priority. In an underwritten Piggyback Registration, if the managing underwriter(s) advise(s) the Company that in its (their) opinion, the number of Registrable Units requested to be included in such registration exceeds the number which can be sold in such offering without materially adversely affecting the marketability or pricing thereof, the Company shall include in such registration up to an aggregate amount which in the opinion of such managing underwriter(s) can be sold without creating such a risk:

(i) in the case of an underwritten offering on behalf of the Company, (A) first, the securities that the Company wishes to register, (B) second, all Registrable Units requested to be registered, pro rata among the holders of such Registrable Units on the basis of the number of Registrable Units that are requested to be registered and (C) third, other securities requested to be included in such registration; or

(ii) in the case of an underwritten offering on behalf of a holder or holders of the Company's securities, (A) first, the securities proposed to be registered by the holder or holders on whose behalf the registration is being undertaken and all Registrable Units requested to be registered, pro rata among the holders of such securities and Registrable Units on the basis of the number of such securities and Registrable Units which are requested to be registered, and (B) second, other securities requested to be included in such registration.

(c) Withdrawal. Notwithstanding anything herein to the contrary, the Company may withdraw any Registration Statement referred to in this **Section 10.2** at any time in its sole discretion without thereby incurring any liability to the holders of Registrable Units.

Section 10.3 Registration Procedures. Whenever holders of Registrable Units have requested that any Registrable Units be registered pursuant to this Agreement, subject to the provisions of **Section 10.1**, **Section 10.2** and **Section 10.5**, the Company shall use commercially reasonable efforts to effect the registration of such Registrable Units in accordance with the Securities Act and the applicable Distribution Method and, pursuant thereto, the Company shall as reasonably practicable:

(a) file with the SEC a Registration Statement with respect to such Registrable Units and use its commercially reasonable efforts to cause that Registration Statement to become effective as soon as reasonably possible;

(b) other than with respect to the final prospectus to be filed pursuant to Rule 424(b) of the Securities Act, not less than four (4) Business Days prior to the filing of a Registration Statement or any related prospectus (including any amendment or supplement thereto and any free writing prospectus), furnish to the applicable holders of Registrable Units and one (1) counsel designated thereby for review and comment copies of such document, and with respect to the final prospectus to be filed pursuant to Rule 424(b) of the Securities Act, not less than one (1)

Business Day prior to the filing of such prospectus, furnish to the applicable holders and their designated counsel for review and comment copies of such prospectus;

(c) prepare and file with the SEC any amendments and supplements to such Registration Statement and the prospectus included in such Registration Statement as may be necessary to comply with the provisions of the Securities Act (including the anti-fraud provisions thereof) and to keep such Registration Statement continuously effective for a period of twelve (12) months from the effective date (or, in the case of a Piggyback Registration, for its Piggyback Distribution Period) or such lesser period until all such Registrable Units are sold;

(d) promptly provide the applicable holders true and complete copies of all correspondence from and to the SEC relating to such Registration Statement that would not result in the disclosure to such holders of material and non-public information concerning the Company (as determined in good faith by the Company);

(e) comply in all material respects with the provisions of the Securities Act with respect to the Registration Statement and the disposition of all Registrable Units covered by the Registration Statement in accordance with the applicable Distribution Method;

(f) furnish to each seller of such Registrable Units such reasonable numbers of copies of such Registration Statement, each amendment and supplement thereto, and any prospectus(es) included in such Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents as each such seller may reasonably request in writing in order to facilitate the public sale or other disposition of the Registrable Units owned by such seller;

(g) use reasonable efforts to register or qualify such Registrable Units under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests in writing and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the public sale or other disposition in accordance with the applicable Distribution Method in such jurisdictions of the Registrable Units owned by such seller (provided, however, that the Company will not be required to, in connection with this **subparagraph (g)**, (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) consent to general service of process in any such jurisdiction or (iii) subject itself to general taxation in any such jurisdiction);

(h) promptly notify each seller of such Registrable Units at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the occurrence of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading;

(i) use commercially reasonable efforts to cause all such Registrable Units to be listed on each national securities exchange, if any, on which similar securities issued by the Company are then listed;

(j) provide a transfer agent and registrar for all such Registrable Units not later than the effective date of such registration statement;

(k) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Units in accordance with the applicable Distribution Method;

(l) upon reasonable request, make available for inspection by the sellers of Registrable Units, any managing underwriter(s) participating in any disposition pursuant to such Registration Statement, and any attorney or accountant or other agent retained by any such underwriter(s) or selected by the sellers of Registrable Units, all financial and other records, pertinent corporate documents and properties of the Company and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement, in each case (i) as necessary or advisable to verify the accuracy of the information in such Registration Statement and to conduct appropriate due diligence in connection therewith and (ii) subject to each such Person (A) being subject to confidentiality obligations to the Company pursuant to **Section 6.9** hereof, (B) being bound by a similar legal requirement, professional code of ethics or similar rules at least as stringent as the terms of **Section 6.9** hereof, or (C) or having executed and delivered to the Company a confidentiality agreement in form and substance reasonably acceptable to the Company;

(m) notify each seller of such Registrable Units promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose;

(n) notify each seller of such Registrable Units of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Units for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose;

(o) with respect to such registration statement, notify each seller of such Registrable Units promptly when the SEC notifies the Company whether there will be a "review" of such registration statement and whenever the SEC comments in writing on such registration statement; and

(p) with respect to such registration statement or any post-effective amendment, as expeditiously as reasonably possible, notify each seller of such Registrable Units when the SEC or any other Governmental Body requests amendments or supplements to such registration statement or prospectus for additional information.

Each holder of Registrable Units agrees that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in **Section 10.3(h)** or of the issuance of any stop order by the SEC suspending the effectiveness of the registration statement, such holder will immediately cease making offers or sales of Registrable Units pursuant to the Registration Statement covering such Registrable Units until such holder receives copies of a supplemented or amended prospectus, together with confirmation from the Company that offers and sales of the Registrable Units pursuant to the Registration Statement may be resumed, or is advised by the

Company of the withdrawal of the stop order, as applicable, and, if so directed by the Company, such holder will deliver to the Company all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Units current at the time of receipt of such notice.

Section 10.4 Indemnification.

(a) By the Company. The Company agrees to indemnify each holder of Registrable Units and each of its partners, members, officers and directors and each Person who controls such Person (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees and expenses), joint or several, arising out of or relating to (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Units were registered, prospectus or preliminary prospectus (including any free writing prospectus), or any amendment thereof or supplement thereto, (ii) any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a prospectus, in light of the circumstances under which such statements were made) or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the Registration Statement or the offering contemplated thereby; provided, however, that the Company will not be liable in any such case to the extent that any such losses, claims, damages, liabilities or expenses arise out of or are based upon any untrue statement or omission made in such Registration Statement, preliminary prospectus or prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of such holder of Registrable Units expressly for use in the preparation thereof.

(b) By the Members. In connection with any registration statement in which a holder of Registrable Units is participating, each such holder severally and not jointly, shall indemnify the Company, the Board Members and officers and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees and expenses) arising out of or relating to (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Units were registered, prospectus or preliminary prospectus (including any free writing prospectus), or any amendment thereof or supplement thereto, (ii) any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, if and to the extent (and only to the extent) that the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such holder expressly for use in connection with the preparation of such Registration Statement, prospectus, amendment or supplement; provided that the aggregate indemnification or contribution liability of any holder under this **Section 10.4(b)** or **Section 10.4(e)** and to any underwriters under any underwriting or other agreement in connection with any such Registration Statement shall not exceed the net proceeds received by such holder in connection with such registration.

(c) Procedure. Any Person entitled to indemnification under this **Section 10.4** will (i) give prompt written notice to the indemnifying Person of any claim with respect to which it seeks indemnification, and (ii) unless in the reasonable opinion of counsel to such indemnified Person, which opinion shall be stated in a letter addressed to the indemnifying Person, a conflict of interest between such indemnified Person and indemnifying Person may exist with respect to such claim, permit such indemnifying Person to assume the defense of such claim with counsel reasonably satisfactory to the indemnified Person. If such defense is assumed or the indemnifying Person is not permitted to assume the defense, the indemnifying Person will not be subject to any liability for any settlement made by the indemnified Person without the indemnifying Person's consent. An indemnifying Person who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one (1) counsel for all indemnified Persons with respect to such claim.

(d) Survival. This **Section 10.4** will remain in full force and effect regardless of any investigation made by or on behalf of any indemnified Person or any officer, director, agent or, controlling Person of such indemnified Person and will survive any transfer of Units pursuant to the terms hereunder.

(e) Company's Contribution. If for any reason the indemnification provided for in **Section 10.4(a)** or **Section 10.4(b)** hereof is unavailable to an indemnified Person as contemplated thereby, the indemnifying Person shall contribute to the amount paid or payable by the indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified Person and the indemnifying Person, but also the relative fault of the indemnified Person and the indemnifying Person, as well as any other relevant equitable considerations. The Members agree that it would not be just and equitable if contribution pursuant to this **Section 10.4(e)** were determined by pro rata allocation or by any other method of allocation that does not take account of such equitable considerations and the equitable considerations referred to in **Section 10.4(a)** and **Section 10.4(b)**. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of fraudulent misrepresentation.

Section 10.5 Underwritten Offerings.

(a) Underwriting Requirements.

(i) If the Initiating Holders intend to distribute the Registrable Units covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to **Section 10.1(a)** or **Section 10.1(b)**, as the case may be, and the Company shall include such information in its written notice referred to in **Section 10.1(c)**. In such event, the right of any other holder of Registrable Units to include its Registrable Units in such registration pursuant to **Section 10.1(a)** or **Section 10.1(b)**, as the case may be, shall be conditioned upon such other holder's participation in such underwriting on the terms set forth herein and compliance with **Section 10.5(b)**.

(ii) The Company shall have the right to select the underwriter(s) or investment banker(s) to administer any underwritten offering requested pursuant to **Section 10.1**, subject to the approval of the Initiating Holders, which approval will not be unreasonably withheld, conditioned or delayed. The Company shall have the right to select the underwriter(s) or investment banker(s) to administer any underwritten offering requested pursuant to **Section 10.2**.

(iii) If any holder who has requested inclusion of its Registrable Units in a registration pursuant to **Section 10.1** or **Section 10.2**, as the case may be, disapproves of the terms of the underwriting, such holder may elect, by written notice to the Company, to withdraw its Registrable Units from such Registration Statement and underwriting.

(iv) If the managing underwriter advises the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the number of Registrable Units to be included in the Registration Statement and underwriting shall be allocated among all holders of Registrable Units requesting registration in proportion, as nearly as practicable, to the respective number of Registrable Units held by them on the date of the request for registration made by the Initiating Holders pursuant to **Section 10.1** or **Section 10.2**, as the case may be. If any holder of Registrable Units would thus be entitled to include more Registrable Units than such holder requested to be registered, the excess shall be allocated among other requesting holders of Registrable Units pro rata in the manner described in the preceding sentence.

(b) Participation in Underwritten Offerings. No Person may participate in any registration hereunder which is underwritten unless each such Person (i) agrees to sell its Units on the basis provided in any underwriting arrangements approved by holders of a majority of the Registrable Units offered in such registration and (ii) completes and executes all questionnaires, powers-of-attorney, custody agreements, lock-up agreements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

Section 10.6 Other Provisions.

(a) Expenses. All expenses incident to the Company's performance of or compliance with this **ARTICLE X**, including, without limitation (i) all registration and filing fees, fees and expenses of compliance with federal and state securities or blue sky laws, as well as listing Registrable Units on a securities exchange, (ii) all printing expenses, messenger and delivery expenses, (iii) fees and disbursements of counsel for the Company up to an aggregate of $25,000 per registration and counsel chosen by a Majority-in-Interest of the Class F Members, Class H Members, Class I Members and Class J Members voting together as a single class, and (iv) fees and disbursements of all independent certified public accountants and other persons retained by the Company including underwriters (other than discounts and commissions) will be borne by the Company; provided, however, that sellers of Registrable Units shall bear all underwriting commissions and discounts attributable directly to any Registrable Units sold by them. In addition, for all registrations, the Company will pay its internal expenses (including, but not limited to, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, and the expense of any liability insurance obtained by the Company.

(b) Compliance with Rule 144. In the event that the Company (i) closes a sale of securities of the Company pursuant to a Registration Statement, (ii) registers a class of securities under Section 12 of the Exchange Act or (iii) commences to file reports under Section 13 or 15(d) of the Exchange Act, the Company agrees, so long thereafter as any Member owns any Registrable Units: (a) to make and keep available to the public that information required by Rule 144 under the Securities Act to enable the Members to make sales pursuant to Rule 144; (b) to use its diligent efforts to file with the SEC in a timely manner (giving effect to any extensions of time provided by Rule 12b-25 under the Exchange Act (or successor rule)) all required reports required under Section 13 or 15(d) of the Securities Exchange Act other than Form 8-K reports (at any time after it has become subject to such reporting requirements); and (c) to furnish to such Member forthwith upon request (1) to the extent accurate, a written statement by the Company as to its compliance with the filing requirements of the SEC as set forth in Rule 144, as such rule may be amended from time to time and the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements) and (2) such other information as the Member may reasonably request to avail itself of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

(c) Other Registration Rights. The Company represents and warrants that it has not granted any registration rights to any Person other than established by this Agreement. The Company shall not grant to any Person any registration rights unless such rights are not inconsistent with the rights granted or contained herein, so long as any of the registration rights under this Agreement remain in effect.

ARTICLE XI

BOOKS, RECORDS, ACCOUNTING, AND TAX ELECTIONS

Section 11.1 Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. The Board shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

Section 11.2 Books and Records. The Board shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The records shall include, but not be limited to, complete and accurate information regarding the state of the business and financial condition of the Company, a copy of the Certificate of Formation and this Agreement and all amendments to the Certificate of Formation and this Agreement; a current list of the names and last known business, residence, or mailing addresses of all Members; and the Company's federal, state or local tax returns. The Company shall, to the extent required under the Act, permit each Voting Member to inspect the books and records of the Company and the principal office of the Company and to discuss the Company's business and finances with the executive officers of the Company for any purpose reasonably related to such Voting Member's interest as a Member at any reasonable time during normal business hours and upon reasonable advanced written notice; provided, however, that the Board shall have the right in its discretion to keep confidential from the Voting Members, for such period of time as the Board deems appropriate, any information which the Board reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Board in good faith believes is not in the best interest of the Company or its business or that the Company is required by law or agreement with a third party to keep confidential from the Members.

Section 11.3 Annual Accounting Period and Taxable Year. The annual accounting period of the Company shall be its Fiscal Year. The Company's taxable year shall be selected by the Board, subject to the requirements and limitations of the Code.

Section 11.4 Annual Financial Statements; Reports. The Board shall use reasonable efforts to send to each Member who was a Member at any time during the Fiscal Year then ended, (i) if (and only if) such Member was a Class A Member, Class B Member, Class F Member, Class H Member, Class I Member or Class J Member, annual audited financial statements, and (ii) the tax information concerning the Company which is necessary to prepare such Member's income tax returns for that Fiscal Year, in each case, within sixty (60) days after the end of each Fiscal Year.

Section 11.5 Information Rights. In addition to the reports provided pursuant to **Section 11.4** above, an authorized representative of the Board shall deliver to each Class B Member, Class F Member, Class H Member, Class I Member and Class J Member (i) unaudited monthly and quarterly financial statements within thirty (30) days following the end of each month and fiscal quarter, (ii) a comprehensive operating budget of the Company forecasting the Company's revenues, expenses and cash position on a month-to-month basis for the upcoming Fiscal Year, within thirty (30) days prior to the end of each Fiscal Year, and (iii) a current capitalization table promptly following the end of each fiscal quarter or upon reasonable request by such Member.

Section 11.6 Tax Matters Partner; Partnership Representative.

(a) For all years beginning prior to January 1, 2018, Michael Riddle shall act as the "tax matters partner" under Section 6231(a)(7) of the Code (the "**Tax Matters Partner**"), and any corresponding provision of foreign, state and local tax law. The Tax Matters Partner shall take such action as may be necessary to cause to the extent possible each other Member to become a "notice partner" within the meaning of Code Section 6223. The Tax Matters Partner shall inform each other Member of all significant matters that may come to its attention in its capacity as Tax Matters Partner by giving prompt notice thereof and shall forward to each other Member copies of all significant written communications it may receive in that capacity. The Tax Matters Partner shall take no action without the authorization of the other Members, other than such action as may be required by law. The Tax Matters Partner shall not enter into any extension of the period of limitations for making assessments on behalf of the Members without first obtaining the written consent of a Majority-in-Interest of the Voting Members. The Tax Matters Partner shall not bind any Member to a settlement agreement without obtaining the written concurrence of such Member. Any Member who enters into a settlement agreement with respect to any Company item (within the meaning of Code Section 6231 (a)(3)) shall notify the other Members of such settlement agreement and its terms within ninety (90) calendar days from the date of the settlement. The Tax Matters Partner may be removed and replaced at any time upon the approval of a Majority-in-Interest of the Voting Members.

(b) For all years beginning on or after January 1, 2018, Michael Riddle (or any other person designated by a Majority-in-Interest of the Voting Members) shall be designated as the "partnership representative" (the "**Partnership Representative**"), as defined in Section 6223 of Code (as in effect following the effective date of its amendment by Section 1101 of H.R. 1314, the "**Bipartisan Budget Act of 2015**") and any corresponding provisions under state or local law, and the Company, the Board and the Members shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation. The Partnership Representative may resign at any time. In the event that the Person serving as the Partnership Representative ceases to serve as the Partnership Representative for any reason, a successor Partnership Representative shall be appointed by the written consent of a Majority-in-Interest of the Voting Members. The Company shall pay and be responsible for all reasonable third-party costs incurred by the Partnership Representative in performing these duties and any costs and expenses incurred by the Partnership Representative (including outside accountants or counsel engaged by the Partnership Representative) in connection with an audit of a Company income tax return. The Partnership Representative may make any elections available to be made as Partnership Representative, provided that the Partnership Representative shall make the election described in Code Section 6226(a)(1) (as in effect following the effective date of its amendment by Section 1101 of the Bipartisan Budget Act of 2015) if directed by the Board.

(c) The Company shall indemnify and hold harmless the Partnership Representative from and against any loss, liability, damage, cost or expense (including attorneys' fees and accountants' fees) sustained or incurred as a result of any act or decision concerning Company tax matters and within the scope of the Partnership Representative's responsibility as the Partnership Representative. All amounts indemnified shall be advanced as incurred. The Partnership Representative shall be entitled to rely on the advice of outside legal counsel and accountants as to the nature and scope of its responsibilities and authority, and any act or omission of the Partnership Representative pursuant to such advice in no event shall subject the Partnership Representative to liability to the Company or any Member.

Section 11.7 Tax Elections. Subject to **Section 6.4** and **Section 11.6**, the Board shall have the authority to make all Company elections permitted under the Code, including, but not limited to, elections of methods of depreciation and elections under Code Section 754.

Section 11.8 Title to Company Property. All real and personal property acquired by the Company shall be acquired and held by the Company in its name.

Section 11.9 Elections with Respect to Issuance of Certain Compensatory Equity Interests.

(a) With respect to any interests issued by the Company as compensation for services to the Company (collectively, "**Compensatory Interests**"), the Board (may elect to value such Compensatory Interests at liquidation value (the "**Safe Harbor Election**"), as the same may be permitted (if the Proposed Rules are finalized) pursuant to or in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "**Proposed Rules**"). The Board shall cause the Company to make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election.

(b) Any such Safe Harbor Election shall be binding on the Company and on all of its Members with respect to all Transfers of Compensatory Interests thereafter made by the Company, except for any such Transfers made after revocation of such Safe Harbor Election. A Safe Harbor Election once made may be revoked by the Board as permitted by the Proposed Rules or any applicable rule.

(c) Each Member (including any person to whom a Compensatory Interest is Transferred in connection with the performance of services), by signing this Agreement or by accepting such Transfer, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to all Compensatory Interests transferred while the Safe Harbor Election remains effective.

(d) The Board shall file or cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to Transfers of Compensatory Interests covered by such Safe Harbor Election.

(e) Notwithstanding anything to the contrary contained herein, the Board is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Proposed Rules or any similar rules, in order to provide for a Safe Harbor Election and the ability to maintain or revoke the same, and shall have the authority to execute any such amendment by and on behalf of each applicable Member. Any undertakings by the Members necessary to enable or preserve a Safe Harbor Election may be reflected in such amendments and to the extent so reflected shall be binding on each Member, respectively.

(f) Each Member agrees to cooperate with the Board to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested by the Board.

(g) No Transfer of any interest in the Company by a Member shall be effective unless prior to such Transfer the transferee of such interest shall have agreed in writing to be bound by the provisions of this **Section 11.9**, in form satisfactory to the Board.

Section 11.10 Conversion of the Company. Subject to **Section 6.4**, each of the Members agrees that the Board shall have the sole and exclusive right, power and privilege to reorganize the Company into one or more different entities or forms (collectively, the "**New Entities**") by causing the Members to contribute their respective equity interests to a new corporation, or to merge the Company into a holding company ("**Holdco**"), or such other transaction as is appropriate in the judgment of the Board to cause the business of the Company to be conducted by a corporation (including, if and as deemed appropriate by the Board, the creation of a corporation, the transfer of all or substantially all of the Company's assets and liabilities to the corporation and the distribution to the Members of shares in the corporation); provided that immediately following the resulting reorganization each Member shall have substantially equivalent rights, including, but not limited to, rights with respect to liquidation preferences, voting rights, redemption rights, and preemptive rights, and be in substantially the same economic position as immediately prior to such reorganization. Subject to **Section 6.4**, any action taken by the Board under this **Section 11.10** shall be final and binding on the Members. The securities of the New Entities or Holdco issued in exchange for Units shall not be transferable to any greater degree than Units held subject to this Agreement and all such new securities of the New Entities or Holdco shall be subject to all restrictions provided herein as if such new securities were Units. If requested by the Board, subject to **Section 6.4**, each Member shall execute all documents (including amendments to this Agreement), and take any and all actions necessary or advisable, in the reasonable discretion of the Board to permit them to reorganize the Company as provided above, such actions to include execution and delivery of consents and agreements for a recapitalization of the Company or to the assignment of Company assets to another entity, and/or approval of a merger or consolidation of the Company with another entity.

ARTICLE XII

AMENDMENTS AND WAIVERS

Section 12.1 Amendments. Subject to **Section 6.4** and **Section 12.3**, and except for any amendment made by the Board otherwise authorized herein, a provision of this Agreement may only be amended or waived from time to time by the written agreement of a Majority-in-Interest of the Voting Members; provided, that notwithstanding the foregoing, no amendment or waiver shall be made that would have a material adverse effect on the Class A-1 Members, the Class A-3 Members, the Class A-4 Members, the Class B Members, the Class F Members, the Class H Members, the Class I Members or the Class J Members (each such class, an "**Affected Class**") without the written consent of the holders of not less than 66 2/3% of the Units of the Affected Class; provided further, that no amendment or waiver that disproportionately and adversely affects any Member within an Affected Class relative to other Members of the Affected Class shall be made without the consent of the Member that is disproportionately and adversely affected. In addition, no amendment shall be made or waiver given by the Company or any Subsidiary with respect to **Section 3.11** without the consent of (i) each Class B Member, (ii) each Class F Member, (iii) each Class H Member, (iv) each Class I Member and (v) each Class J Member.

Section 12.2 Waivers. No failure on the part of a Member or the Company to exercise, and no delay in exercising, any right, power or privilege hereunder operates as a waiver thereof; nor does any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. Notwithstanding anything to the contrary herein, the Board may, in its sole discretion, waive any one or more provisions of this Agreement relating to the Company vis-a-vis one or more Members.

Section 12.3 Amendments Without Consent of the Members. In addition to any amendments which may be made by the Board otherwise authorized herein, amendments may be made to this Agreement from time to time by the Board, without the consent of the Members, to (a) delete or add any provision to this Agreement required to be so deleted or added by any federal or state agency deemed to be for the benefit or protection of the Members; or (b) better assure, in the written opinion of counsel to the Company, that the Company will continue to be classified as a partnership for purposes of Federal income taxes; provided, however, that no amendment shall be adopted pursuant to this **Section 12.3** unless the adoption thereof (i) is for the benefit of or not adverse to the interests of the Members; (ii) is consistent with **Section 9.3** hereof; and (iii) does not adversely affect the limited liability of the Members or the status of the Company as a partnership for federal income tax purposes. Additionally, the Board may, without the consent of the Members, amend **Schedule A** from time to time to accurately reflect any additional Capital Contributions, issuance or Transfer of Units or the admittance of any new or substituted Members, in each case in accordance with the terms contained herein.

ARTICLE XIII

GENERAL PROVISIONS

Section 13.1 Uniform Commercial Code. Units and Membership Rights shall for all purposes be deemed to be a "security" under Articles 8 and 9 of the Uniform Commercial Code as adopted in any applicable jurisdiction.

Section 13.2 Further Assurances. Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as are necessary to comply with the requirements of Applicable Law for the formation and operation of the Company and to comply with any Applicable Law relating to the acquisition, operation or holding of the property of the Company.

Section 13.3 Notifications. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "**notice**") required or permitted under this Agreement must be in writing (which shall be deemed to include e-mail communications) and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, sent by recognized overnight delivery service or sent via e-mail (with confirmation). A notice must be addressed to a Member at the Member's address set forth on the Company's books and records. A notice to the Company must be addressed to the Company's principal office (or the e-mail addresses of the Board Members, if applicable). A notice that is sent by mail will be deemed given: (i) five (5) Business Days to an address within the United States of America, or (ii) seven (7) Business Days to an address outside of the United States of America after it is mailed. A notice sent by recognized overnight delivery service will be deemed given when received or refused. A notice sent by e-mail will be deemed given on the date received if received prior to 5 p.m. (in the time zone in which the Company's principal place of business is located) or on the next day if received on the preceding day after 5 p.m. (in the time zone in which the Company's principal place of business is located). Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

Section 13.4 Specific Performance. In addition to the provisions of **Section 6.9** hereof, the parties acknowledge and agree that irreparable injury will result to the Company and its Subsidiaries from a breach or threatened breach of any provision of this Agreement and that the Company will not have an adequate remedy at law to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to seek one or more preliminary or permanent orders (without the necessity of showing actual monetary damages or of posting any bond or other security) (i) restraining and enjoining any act which would constitute a breach or a threatened breach, or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach or a threatened breach.

Section 13.5 Complete Agreement. This Agreement and any Restrictive Covenant Agreement, together with any written agreement between Members or between the Company and a Member, constitute the complete and exclusive statement of the agreement among the Members with respect to the Units and the Membership Rights.

Section 13.6 Applicable Law; Venue; Waiver of Jury Trial.

(a) All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. Subject to **Section 13.6(b)**, each Member hereby agrees that (a) any and all litigation arising out of this Agreement shall be conducted only in state or Federal courts located in the State of Delaware, and (b) such courts shall have the exclusive jurisdiction to hear and decide such matters. Each Member and the Company hereby (i) expressly waives any right to a trial by jury in any action or proceeding to enforce or defend any right, power or remedy under or in connection with this Agreement or arising from any relationship existing in connection with this Agreement, and (ii) agrees that any such action shall be tried before a court and not before a jury.

(b) Notwithstanding anything to the contrary contained in **Section 13.6(a)**, each Member hereby agrees that any dispute hereunder shall be determined through final and binding arbitration before JAMS (or its successor) ("**JAMS**"). The arbitration process may be commenced by filing a written demand for arbitration with JAMS, with a copy to the applicable Member(s) or the Company, as appropriate; provided, however, that either the Company or such applicable Member(s) may, without inconsistency with this arbitration provision, apply to any court in accordance with **Section 13.6(a)** and seek injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Any arbitration to be conducted pursuant to this **Section 13.6(b)** will be conducted in Chicago, Illinois, by a three-member Arbitration Panel operating in accordance with the provisions of JAMS Streamlined Arbitration Rules and Procedures in effect at the time the demand for arbitration is filed. Each of the Board, on behalf of the Company, and the Member party to the action (or, if more than one Member, those Members with a majority of Capital Account balances of such Members) shall nominate one (1) neutral arbitrator from the JAMS panel of neutrals, and the two arbitrators thus nominated shall select the Chair of the Arbitration Panel, also from the JAMS panel of neutrals. The arbitrators shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction; provided, however, that the arbitration award shall not include factual findings or conclusions of law and no punitive damages shall be awarded. The fees and expenses of such arbitration shall be borne by the non-prevailing party, as determined by such arbitration. The provisions of this **Section 13.6(b)** with respect to the arbitration conducted pursuant to this **Section 13.6(b)** before JAMS may be enforced by any court of competent jurisdiction, and the parties seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys' fees, to be paid by the party (or parties) against whom enforcement is ordered. The parties agree that this **Section 13.6(b)** has been included to rapidly and inexpensively resolve any disputes between them with respect to the matters described herein, and that this **Section 13.6(b)** shall be grounds for dismissal of any court action commenced by any party with respect to a dispute arising out of such matters, in the event the Company elects to compel arbitration. JAMS and the arbitrators shall maintain the confidential nature of any arbitration proceeding and arbitration award, including any arbitration hearing, and including all documents produced, all information provided, all evidence presented and all correspondence and pleadings, except as necessary in connection with a judicial challenge to or enforcement of an arbitration award, or unless otherwise required by law or judicial decision. The arbitrators may issue orders to protect the confidentiality of proprietary information, trade secrets or other sensitive information. Nonparties may not attend any arbitration hearing unless mutually agreed in writing by the parties; provided, however, that Affiliates of Members or employees or officers of such Affiliates may attend where such Member is a party.

(c) Each Member hereby submits to the personal jurisdiction of such courts and/or JAMS arbitration described in **Section 13.6(b)** and waives any objection such Member may now or hereafter have to venue or that such courts and/or JAMS arbitration are inconvenient forums.

Section 13.7 Legal Fees and Expenses. In the event of any dispute arising out of the interpretation or enforcement of this Agreement, the non-prevailing party in such dispute shall pay all fees and expenses incurred by the prevailing party in connection with such dispute (including, but not limited to, attorney's and expert's fees and expenses).

Section 13.8 Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

Section 13.9 Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

Section 13.10 Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any Person, other than the parties hereto and any successors and assigns described herein, any rights or remedies under or by reason of this Agreement.

Section 13.11 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

Section 13.12 Severability of Provisions. Should any provision of this Agreement be held to be illegal, invalid or unenforceable or enforceable only if modified, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon each Member with any such modification to become a part hereof and treated as though originally set forth in this Agreement or if such provision or provisions are not so modified, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been set forth herein. The Members further agree that any court or arbitrator is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the Members as embodied herein to the maximum extent permitted by law. The Members expressly agree that this Agreement as so modified shall be binding upon and enforceable against each of them.

Section 13.13 Counterparts, Facsimile; Reproductions. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart. This Agreement and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or PDF, shall be treated in all manner and respects and for all purposes as an original agreement and shall be considered to have the same binding legal effect as if it were the original signed version hereof delivered in person. At the request of any party hereto, each other party hereto shall re-execute original forms hereof and deliver them to all other parties. No party hereto shall raise the use of a facsimile machine or PDF to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or PDF as a defense to the formation or enforceability of a contract and each such party forever waives any such defense. Upon execution in accordance herewith, this Agreement may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process, each of which reproduction of this Agreement shall be deemed an original.

**[Remainder of Page Intentionally Left Blank.
Signature Pages Follow]**

EXECUTION

IN WITNESS WHEREOF, the Board and the Members have executed this Eleventh Amended and Restated Limited Liability Company Agreement effective as of the Effective Date.

BOARD OF MANAGERS

DocuSigned by:
Michael A. Riddle, Jr.
A0BCB1A96D7245D...
____
Michael Riddle

DocuSigned by:
Donald Wilson
5FAAFD3674ED458...
____
Donald R. Wilson, Jr.

DocuSigned by:
5D70618A9A60483...
____
John Nixon

DocuSigned by:
Clifford Lewis
57AE62CE241846F...
____
Clifford Lewis

DocuSigned by:
John Deters
863C20EC1E6E42D...
____
John F. Deters

VOTING MEMBERS WHO HOLD, COLLECTIVELY AS OF THE EFFECTIVE DATE, AT LEAST 61% OF THE ISSUED AND OUTSTANDING CLASS A-3 UNITS, CLASS B UNITS AND CLASS H UNITS

CBOE III, LLC

DocuSigned by:
By: John Deters
863C20EC1E6E42D...
Name: John F. Deters
Its: Vice President

DRW Ventures III, LLC

By: DRW Management LLC, its manager

DocuSigned by:
By: Donald Wilson
5FAAFD3674ED458...
Name: Donald R. Wilson, Jr.
Its: Manager

Virtu Investments LLC

DocuSigned by:
By: Marc Rosenthal
2E370D87BAAB4E1...
Name: Marc Rosenthal
Its: Executive Vice President

EXECUTION

CLASS J MEMBERS

303 Proprietary Trading, LP

DocuSigned by:
By: ADAM PASSAGLIA
7EA4E070297F4BD...
Name: ADAM PASSAGLIA
Its: mp

DV Private Investments, LLC

DocuSigned by:
By: Richard Horgan
070895B5AE92455...
Name: Richard Horgan
Its: Richard Horgan, CFO

Arclight Securities LLC

DocuSigned by:
By: James Prendergast
957DC25486C441E...
Name: James Prendergast
Its: managing member

Clear Capital Group LLC

DocuSigned by:
By:
9A39182395B64C3...
Name: Thomas Kalaway
Its: Manager

KIT, LLC

DocuSigned by:
By: kit kuyper
4E518D8DA3004C5...
Name: Kit Kuyper
Its: Managing Member

Sumo Holdings, LLC

DocuSigned by:
By: michael moore
3462F8E3763B408...
Name: michael moore
Its: mgr

TransMarket Holdings LLC

DocuSigned by:
By: Chad Isaacson
6C2CD2F79FAE4E6...
Name: Chad Isaacson
Its: CFO

[CERTAIN OTHER MEMBERS ARE PARTIES TO THIS AGREEMENT PURSUANT TO THEIR SIGNATURES ON THE TENTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY]

EXECUTION

EXHIBIT A

TAX PROVISIONS

ARTICLE I
DEFINITIONS

Capitalized terms used in this Exhibit A shall have the meanings set forth in this **ARTICLE I** and in **ARTICLE I** of this Agreement, unless defined elsewhere in this Agreement:

"Adjusted Capital Account" shall equal, with respect to each Member and at any time, the Member's Capital Account at such time (x) increased by the sum of (A) the amount of the Member's share of "partnership minimum gain" (as defined in Regulation § 1.704-2(g)(1) and (3)), (B) the amount of the Member's share of "partner nonrecourse debt minimum gain" (as defined in Regulation § 1.704-2(i)(5)), and (C) any amount of the deficit balance in its Capital Account the Member is obligated to restore on liquidation of the Company and (y) decreased by reasonably expected adjustments, allocations and distributions described in Regulation §§ 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"Partially Adjusted Capital Account" means with respect to any Member and any Fiscal Year (or any other allocation period), the Capital Account of such Member at the beginning of such Fiscal Year, increased by all Capital Contributions during such Fiscal Year and all special allocations of income and gain pursuant to **Section 2.2** of this Exhibit A with respect to such Fiscal Year, and decreased by all distributions during such Fiscal Year and all special allocations of losses and deductions pursuant to **Section 2.2** of this Exhibit A, but before giving effect to any allocation of Net Profits or Net Losses for such Fiscal Year pursuant to **Section 2.1** of this Exhibit A.

"Target Capital Account" means, with respect to any Member and any Fiscal Year (or any other allocation period), an amount (which may be either a positive or a deficit balance) equal to the hypothetical distribution (as described in the next paragraph) that such Member would receive, minus the Member's share of partner minimum gain determined pursuant to Regulation § 1.704-2(g), and minus the Member's share of the partner nonrecourse debt minimum gain determined in accordance with Regulation § 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described below.

The hypothetical distribution to a Member is equal to the amount that would be received by such Member if all Company assets were sold for cash on the last day of such Fiscal Year (or any other allocation period) equal to their Gross Asset Value, all Company liabilities were satisfied to the extent required by their terms (limited, with respect to each "partner nonrecourse liability" and "partner nonrecourse debt" as defined in Regulation § 1.704-2(b)(4), to the Gross Asset Value of the assets securing such liability), and the net assets of the Company were distributed in full to the Members pursuant to **Section 9.3(d)**, as applicable, of the Agreement, all as of the last day of such Fiscal Year (or other allocation period), assuming for this purpose that all Class C Units held by each Class C Member were Vested Units.

ARTICLE II
ALLOCATION OF INCOME AND LOSSES

Section 2.1. Allocation of Net Profits and Net Losses. Except as otherwise required by Section 704 of the Code and the Regulations thereunder, and except as provided in **Section 2.2** of this Exhibit A and Section 11.9 of this Agreement, Net Profits and Net Losses, as the case may be, and each item of income, gain, loss and deduction entering into the computation thereof, for each Fiscal Year (or other allocation period) shall be allocated as follows:

(a) Net Profits. Net Profits, and each item of Company income, gain, loss or deduction entering into the computation thereof, for each Fiscal Year shall be allocated to the Members so as to reduce, proportionally, the difference between their respective Target Capital Accounts and Partially Adjusted Capital Accounts for such Fiscal Year (or other allocation period). No portion of the Net Profits for any Fiscal Year shall be allocated to a Member whose Partially Adjusted Capital Account is greater than or equal to its Target Capital Account for such Fiscal Year.

(b) Net Losses. Net Losses, and each item of Company income, gain, loss or deduction entering into the computation thereof, for each Fiscal Year shall be allocated to the Members so as to reduce, proportionally, the difference between their respective Partially Adjusted Capital Accounts and Target Capital Accounts for such Fiscal Year. No portion of the Net Losses for any Fiscal Year shall be allocated to a Member whose Target Capital Account is greater than or equal to its Partially Adjusted Capital Account for such Fiscal Year.

Section 2.2. Other Allocation Provisions.

(a) Notwithstanding any other provision of this **ARTICLE II** to the contrary, items of Company income and gain shall be allocated so as to comply with the minimum gain chargeback requirements of Regulation §§ 1.704-2(f) and 1.704-2(i)(4).

(b) If during any Fiscal Year a Member unexpectedly receives an adjustment, allocation or distribution described in Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), which causes or increases a deficit balance in the Member's Adjusted Capital Account, there shall be allocated to the Member items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit as quickly as possible. The foregoing is intended to be a "qualified income offset" provision as described in Regulation § 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied in all respects in accordance with that Regulation.

(c) Notwithstanding anything to the contrary in this **ARTICLE II**, Company losses, deductions, or Code Section 705(a)(2)(B) expenditures that are attributable to a particular "partner nonrecourse liability" shall be allocated to the Member that bears the economic risk of loss for the liability in accordance with the rules of Regulation § 1.704-2(i).

(d) Notwithstanding any provision of **Section 2.1(b)** of this Exhibit A, no allocation of Net Losses shall be made to a Member if it would cause the Member to have a negative balance in its Adjusted Capital Account. Allocations of Net Losses that would be made to a Member but for this **Section 2.2(d)** shall instead be made to other Members pursuant to

Section 2.1(b) of this Exhibit A to the extent not inconsistent with this **Section 2.2(d)**. To the extent allocations of Net Losses cannot be made to any Member because of this **Section 2.2(d)**, such allocations shall be made to the Members in accordance with **Section 2.1(b)** of this Exhibit A notwithstanding this **Section 2.2(d)**.

(e) To the extent that any item of income, gain, loss or deduction has been specially allocated pursuant to **paragraphs (b)** or **(d)** of this **Section 2.2** and such allocation is inconsistent with the way in which the same amount otherwise would have been allocated under **Section 2.1** of this Exhibit A, subsequent allocations under **Section 2.1** of this Exhibit A shall be made, to the extent possible and without duplication, in a manner consistent with **paragraphs (a)**, **(b)**, **(c)** or **(d)** of this **Section 2.2**, which negate as rapidly as possible the effect of all such inconsistent allocations under said **paragraphs (b)** or **(d)** of this **Section 2.2**.

(f) Solely for the purpose of adjusting the Capital Accounts of the Members, and not for tax purposes, if any property is distributed in kind to any Members, the difference between its fair market value (as determined by the Board or the Liquidating Agent, as the case may be, in its sole discretion) and its book value at the time of distribution shall be treated as gain or loss recognized by the Company and allocated pursuant to the provisions of **Section 2.1** of this Exhibit A.

(g) Except to the extent otherwise required by the Code and Regulations, if Units in the Company are transferred in any Fiscal Year, the items of income, gain, loss, deduction and credit allocable to such Units for such Fiscal Year shall be apportioned between the transferor and the transferee in proportion to the number of days in such Fiscal Year the Units in the Company are held by each of them, except that, if they agree between themselves and so notify the Members within thirty days after the transfer, then at their option, (i) all items or (ii) extraordinary items, including capital gains and losses, may be allocated to the Person who held the Units in the Company on the date such items were realized or incurred by the Company.

(h) Any allocations made pursuant to this **ARTICLE II** shall be made in the following order:

(i) **Section 2.2(a)** of this Exhibit A;
(ii) **Section 2.2(b)** of this Exhibit A;
(iii) **Section 2.2(c)** of this Exhibit A;
(iv) **Section 2.2(e)** of this Exhibit A; and
(v) **Section 2.1** of this Exhibit A, as modified by **Section 2.2(d)** of this Exhibit A.

These provisions shall be applied as if all distributions and allocations were made at the end of the Fiscal Year. Where any provision depends on the Capital Account of any Member, that Capital Account shall be determined after the operation of all preceding provisions for the year. These allocations shall be made consistently with the requirements of Regulation § 1.704-2(j).

Section 2.3. Allocations for Income Tax Purposes. The income, gains, losses, deductions and credits of the Company for Federal, state and local income tax purposes shall be allocated in the same manner as the corresponding items entering into the computation of Net

Profits and Net Losses were allocated pursuant to **Section 2.1** and **Section 2.2** of this Exhibit A; provided that solely for Federal, state and local income and franchise tax purposes and not for book or Capital Account purposes, income, gain, loss and deduction with respect to property with a Gross Asset Value that varies from its tax basis shall be allocated (i) in the case of property contributed in kind, in accordance with the requirements of Section 704(c) of the Code and such Regulations as may be promulgated thereunder from time to time, and (ii) in the case of other property, in accordance with the principles of Section 704(c) of the Code and the Regulations thereunder as incorporated among the requirements of the relevant provisions of the Regulations under Section 704(b) of the Code. Any elections or other decisions relating to such allocations shall be made by the Board.

EXECUTION

Schedule A

Eris Exchange Holdings, LLC - Innovation Units

Pro Forma - Eris SOFR Membership (Changes in blue)			Voting	Voting	Voting	Non Voting	Voting	Non Voting	Voting	Voting	Voting	Voting		
Member		Adj. Capital Contr.	Class A-1	Class A-2	Class A-3	Class A-4	Class B	Class C	Class F	Class H	Class I	Class J	Innovation Units	% F/D
DRW Ventures III LLC	$	7,427,998	4,334,687	606,250	1,509,598	-	884,687	-	195,138	-	-	-	7,530,360	25.89%
DRW Ventures LLC	$	4,126,792	45,511	-	26,326	-	45,511	-	683,381	-	-	-	800,729	2.75%
DRW Venture Capital LLC	$	1,467,533	-	-	-	-	-	-	-	-	497,061	-	497,061	1.71%
DRW Investments, LLC	$	-	-	-	-	205,628	-	-	-	-	-	-	205,628	0.71%
Nico Investments LLC	$	1,502,610	629,901	115,625	270,372	-	304,901	-	14,109	-	-	-	1,334,908	4.59%
Third Stone Partners LLC - Series A	$	698,921	475,000	-	166,307	-	100,000	-	-	-	-	-	741,307	2.55%
CTC Group Investments, L.L.C.	$	1,220,612	304,901	75,000	176,373	-	304,901	-	14,109	-	-	-	875,284	3.01%
Virtu Investments LLC	$	5,356,235	300,000	-	173,538	-	300,000	-	-	-	1,434,626	-	2,208,164	7.59%
CBOE	$	20,000,000	-	-	-	-	-	-	-	3,213,239	-	-	3,213,239	11.05%
Neal B. Brady	$	-	1,293,750	-	-	-	-	704,000	-	-	-	-	1,997,750	6.87%
Michael Riddle	$	-	-	-	-	-	-	990,000	-	-	-	-	990,000	3.40%
Current & Former Employees (Units)	$	-	-	-	-	-	-	715,453	-	-	-	-	715,453	2.46%
Valor Digital Investments, LLC - Series Three	$	5,311,966	-	-	-	-	-	-	-	-	1,799,189	-	1,799,189	6.19%
NEX Optimisation Limited	$	3,103,616	-	-	-	-	-	-	-	-	1,051,210	-	1,051,210	3.61%
BlueCrest US Opportunities LLC	$	-	-	-	-	1,819,069	-	-	-	-	-	-	1,819,069	6.25%
OSTC Ltd.	$	-	-	-	-	169,491	-	-	-	-	-	-	169,491	0.58%
303 Proprietary Trading, LP	$	500,000	-	-	-	-	-	-	-	-	-	169,353	169,353	0.58%
DV Private Investments, LLC	$	500,000	-	-	-	-	-	-	-	-	-	169,353	169,353	0.58%
Arclight Securities LLC	$	250,000	-	-	-	-	-	-	-	-	-	84,676	84,676	0.29%
Clear Capital Group LLC	$	250,000	-	-	-	-	-	-	-	-	-	84,676	84,676	0.29%
KIT, LLC	$	200,000	-	-	-	-	-	-	-	-	-	67,741	67,741	0.23%
Sumo Holdings, LLC	$	50,000	-	-	-	-	-	-	-	-	-	16,935	16,935	0.06%
TransMarket Holdings LLC	$	250,000	-	-	-	-	-	-	-	-	-	84,676	84,676	0.29%
Total	**$**	**52,216,282**	**7,383,750**	**796,875**	**2,322,514**	**2,194,188**	**1,940,000**	**2,409,453**	**906,737**	**3,213,239**	**4,782,086**	**677,410**	**26,626,252**	**91.56%**
Equity Incentive Plan (Options):													-	
Issued & Reserved for Employees	$	-	-	-	-	-	-	2,105,924	-	-	-	-	2,105,924	7.24%
Issued & Reserved for PTG Volume Incenti	$	-	-	-	-	-	-	350,000	-	-	-	-	350,000	1.20%
Total (fully diluted)	**$**	**52,216,282**	**7,383,750**	**796,875**	**2,322,514**	**2,194,188**	**1,940,000**	**4,865,377**	**906,737**	**3,213,239**	**4,782,086**	**677,410**	**29,082,176**	**100.00%**

MMM Eris Digital Holdings, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "ERIS DIGITAL HOLDINGS, LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF NOVEMBER, A.D. 2017, AT 5:19 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6637944 8100
SR# 20177294694

Authentication: 203657286
Date: 11-30-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

ERIS DIGITAL HOLDINGS, LLC

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

Dated as of May 31, 2020

THE UNITS REPRESENTED BY THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE FEDERAL OR STATE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF ERIS DIGITAL HOLDINGS, LLC

This **THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** of **ERIS DIGITAL HOLDINGS, LLC**, a Delaware limited liability company (the "**Company**"), is effective as of the 31st day of May, 2020 (the "**Effective Date**"), by and among the Members (as defined below) executing this Agreement from time to time in accordance with the terms hereof.

EXPLANATORY STATEMENT

A. The Company was formed pursuant to a Certificate of Formation (the "**Certificate of Formation**") filed with the Secretary of State of the State of Delaware on November 29, 2017, and has been operating pursuant to and in accordance with that certain Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of July 11, 2019 (the "**Prior Agreement**").

B. Eris Exchange Holdings, LLC, a Delaware limited liability company ("**Eris Exchange Holdings**"), who is the sole Member of the Company immediately prior to the execution of this Agreement, has determined to amend and restate the Prior Agreement to re-designate all issued and outstanding equity interests of the Company as Class A Units (and further divided into Class A-1 Units and Class A-2 Units, each with such rights, powers, preferences, obligations, qualifications, limitations and restrictions as set forth in this Agreement) and to govern the management and operation of the Company and the relationship of the parties from and after the Effective Date in accordance with the terms and subject to the conditions set forth in this Agreement.

C. Contemporaneously with the execution of this Agreement, Eris Exchange Holdings is distributing in kind all of its equity interests in the Company to those Persons (as defined below) who are listed as Members, as of the Effective Date, on **Schedule A** attached hereto.

AGREEMENT

ARTICLE I

DEFINITIONS

The following capitalized terms shall have the meanings specified in this **ARTICLE I**. Other terms indicated in the index at the end of this **ARTICLE I** are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"**Act**" shall mean the Delaware Limited Liability Company Act, as amended from time to time.

"**Affected Members**" means (i) Datek and its Permitted Transferees, so long as it or its Affiliates holds any Class A-1 Units, (ii) Nasdaq and its Permitted Transferees, so long as it or its Affiliates holds any Class A-1 Units, and (iii) CBOE and its Permitted Transferees, so long as it or its Affiliates holds any Class A-1 Units.

"**Affiliate**" with respect to any Person means: (i) any Person directly or indirectly controlling, controlled by or under common control with the subject Person; (ii) any director, trustee, general partner, manager or managing member of the subject Person; or (iii) any individual that is a Family Member of such Person; provided that, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"**Agreement**" shall mean this Third Amended and Restated Limited Liability Company Agreement, as amended from time to time in accordance with its terms.

"**Applicable Law**" means any law, statute, regulation, rule, ordinance, order, consent decree, settlement agreement, regulatory agreement or governmental requirement, and any judgment, decision, decree, writ, injunction, award, ruling, order or memorandum of understanding of any Governmental Body, including, but not limited to, the Act, and the Securities Act.

"**Bankruptcy**" shall mean, with respect to a Member, the occurrence of any of the following: (i) the filing of an application by such Member for, or a consent to, the appointment of a trustee of all or a portion of the Member's assets for the benefit of creditors generally, (ii) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing the Member's inability to pay the Member's debts generally as they come due, (iii) the making by such Member of a general assignment for the benefit of creditors, (iv) the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member as bankrupt in any bankruptcy or insolvency proceeding or appointing a trustee of all or a portion of the Member's assets for the benefit of creditors generally, and such order, judgment or decree continuing unstayed and in effect for a period of thirty (30) days, or (v) the institution of a proceeding seeking a judgment of insolvency or bankruptcy with respect to a Member or any other relief with respect to a Member under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for the Member's winding-up or liquidation, and such proceeding or petition is not dismissed or discharged within thirty (30) days.

"**BBA Audit Rules**" means Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.), as enacted by the Bipartisan Budget Act of 2015, as amended from time to time, any similar state and local provisions, and any Treasury Regulations and other guidance promulgated thereunder.

"**BHC Act**" means the Bank Holding Company Act of 1956, as amended.

"**Board Member**" shall mean an individual appointed to the Board pursuant to **Section 6.1** hereof.

"**Business Day**" shall mean any day other than a Saturday, Sunday and a day on which commercial banks are authorized or required to close in Chicago, Illinois.

"**Capital Account**" shall mean, with respect to each Member, the account established and maintained for such Member on the books of the Company in compliance with Regulation §1.704-1(b)(2)(iv). For this purpose, the Company may, upon the occurrence of any of the events specified in Regulation §1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with rules of such regulation and Regulation §1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property. The Capital Account balance of each Member as of the Effective Date shall be as set forth on the books and records of the Company.

"**Capital Contribution**" shall mean the total amount of cash and the Gross Asset Value of any other assets contributed to the Company by a Member, including the conversion of any indebtedness owed by the Company to a Member from time to time, net of any liabilities assumed or to which such assets are subject.

"**Cause**" means, when used in reference to a Person: (i) that such Person has engaged in willful misconduct or an act or acts of dishonesty or fraud (including embezzlement or misappropriation of funds) with respect to the Company or any of its Subsidiaries; (ii) that such Person has committed an act or acts (x) of fraud against a Person other than the Company and its Subsidiaries, (y) of moral turpitude, or (z) that constitutes a felony; (iii) that such Person has committed an act or failed to act (whether negligently or otherwise) in a manner that brings the Company or any of its Subsidiaries into public disgrace or public disrepute or such Person otherwise commits an intentional act that has, or was intended to have, a detrimental effect on the reputation or business of the Company or any of its Subsidiaries or such Person's reputation; (iv) that such Person has violated any material policies, rules or directions of the Board or any material rules or regulations of any Governmental Body governing the business of the Company or any of its Subsidiaries; (v) that such Person becomes statutorily disqualified under any federal or state securities, futures or commodities law or the regulations thereunder (including, without limitation, any law or regulations governing the trading of any cryptocurrencies, digital currencies, virtual currencies, digital tokens, virtual tokens, utility tokens and any other currencies and tokens that may be maintained on a distributed ledger, as well as derivatives thereon) or is suspended, disqualified, fined, sanctioned, reprimanded, admonished or censured by any Governmental Body; (vi) that such Person becomes the subject of any order of any Governmental Body barring or suspending such Person's right to be associated with, or a member of, a designated contract market, exempt board of trade, derivatives clearing organization or other Governmental Body; (vii) the Company or any or its Subsidiaries is suspended, disqualified, fined, sanctioned, reprimanded, admonished, barred or censured by any Governmental Body, in each case as a result of any act or failure to act (whether negligently or otherwise) by such Person; (viii) that such Person is negligent in the performance of, or has refused, after notice thereof, to perform, such Person's material duties and responsibilities to the Company and its Subsidiaries; or (ix) that such Person has breached this Agreement or such Person's Restrictive Covenant Agreement (or any other agreement between such Person and the Company or its Subsidiaries) and has failed to cure such breach (to the extent such breach is capable of being cured) within ten (10) days of written notice thereof.

"**CBOE**" shall mean CBOE III, LLC, a Delaware limited liability company.

"**Class A Member**" shall mean each Person that is a Class A-1 Member or Class A-2 Member.

"**Class A Unit**" shall mean a Class A-1 Unit or Class A-2 Unit.

"**Class A-1 Member**" shall mean each Person listed as a Class A-1 Member of the Company on **Schedule A** attached hereto and any other Person subsequently admitted as a Class A-1 Member of the Company in accordance with the terms hereof.

"**Class A-1 Unit**" shall mean a Class A-1 limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Class A-2 Buy-Out Value**" means, with respect to any Class A-2 Unit, proceeds that would be distributed on account of such Class A-2 Unit if the Company was sold for fair market value on the date as of which the Class A-2 Buy-Out Value is to be determined and the sale proceeds were distributed pursuant to **Section 9.3(d)** hereof. The Board shall determine in good faith the Class A-2 Buy-Out Value of each Class A-2 Unit taking into consideration all factors determinative of the Company's fair market value.

"**Class A-2 Member**" shall mean each Person listed as a Class A-2 Member of the Company on **Schedule A** attached hereto and any other Person subsequently admitted as a Class A-2 Member of the Company in accordance with the terms hereof.

"**Class A-2 Unit**" shall mean a Class A-2 limited liability company interest in the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement and subject to all obligations hereunder with respect thereto.

"**Code**" shall mean the United States Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"**Company**" shall mean the limited liability company formed pursuant to the Certificate of Formation.

"**Company Book Value**" shall mean the book value of the Company, calculated by total assets minus total liabilities and intangible assets (to the extent reflected in the Company's most recent financial statements), as reasonably determined by the Board based on the Company's most recent financial statements prepared in accordance with U.S. generally accepted accounting principles applied on a basis that is consistent with past practice; provided that if for any reason the Company has not prepared financial statements in accordance with U.S. generally accepted accounting principles, then the determination of Company Book Value will be determined by the reasonable good faith judgment of the Board.

"**Confidential Information**" shall mean trade secrets and other non-public information relating to the Company or its Subsidiaries, which may include, but not be limited to: investment systems; risk management models; revenue models; quantitative and other strategies and methodologies, procedures and techniques; business plans and strategies, pricing and other financial information; lists of investors, customers, members, participants, vendors and suppliers; any confidential information of any such investors, customers, members, participants, vendors or suppliers; contractual arrangements, personnel records and other information relating to employees, training materials and statistical data; the source code and any non-public information or data comprising or related to the Company's intellectual property; and other proprietary technologies and processes and other proprietary information used by the Company or its Subsidiaries in connection with their respective businesses and/or which the Company or its Subsidiaries is obligated to any third party to maintain as confidential. Notwithstanding the generality of the foregoing, "Confidential Information" does not include any information, materials or data that: (x) becomes rightfully known to a Member other than as a result of such Member's employment or engagement with, or ownership of, the Company or any Subsidiary of the Company; (y) is or becomes generally available to the public other than as a result of a recipient's unauthorized direct or indirect acts; or (z) is independently developed by the Member without use of the Company's or its Subsidiaries' Confidential Information.

"**Convertible Interests**" means any debt securities or equity interests convertible into or exchangeable for Units, but excluding Options.

"**Datek**" means Datek Online Management Corp.

"**Depreciation**" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to assets for such Fiscal Year as determined in accordance with U.S. generally accepted accounting principles, except that if the Gross Asset Value of the assets differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

"**Disability**" means, when used in reference to any Member or Board Member, an occurrence causing physical or mental illness, injury or infirmity of such a nature, degree or effect as to render such Member or Board Member substantially unable to perform his duties and responsibilities under this Agreement for a total of 180 days in any 365-day period. The Board (but not including a Board Member in question) shall determine, according to the facts then available, whether and when a Disability has occurred, which determination shall not be arbitrary or unreasonable. The Board, in making such determination, shall take into consideration the opinion of the Member's or Board Member's personal physician, if reasonably available, but such determination by the Board shall be final and binding on the Company and such Member or Board Member.

"**DRW**" shall mean DRW Ventures III LLC, a Delaware limited liability company.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Excluded Equity**" shall mean any equity interests of the Company: (i) issued as a subdivision of or distribution in respect of any Class A Units, (ii) issued upon conversion, exercise or exchange of any convertible equity interests of the Company, (iii) issued in connection with any Qualified IPO, (iv) that are Units or options issued pursuant to a Management Compensation Plan that has been approved in accordance with **Section 6.4(a)** or Class A-2 Units (or options to acquire such Units) issued pursuant to the Business Incentive Plan, (v) issued in connection with strategic alliances the primary purposes of which is other than to raise capital for the Company, (vi) issued in connection with loan, credit or other debt financing arrangements, and/or (vii) issued in connection with the acquisition of another business, whether by merger, or acquisition of assets or equity interests.

"**Family Member**" shall mean, with respect to any individual, such individual's spouse, children and grandchildren.

"**Fiscal Year**" shall mean each twelve-month period (or portion thereof) beginning on January 1 and ending on December 31 of each year.

"**Governmental Body**" shall mean any:

(a) federal, state, city, or other jurisdiction or government of any nature, including, without limitation, foreign jurisdictions or governments;

(b) U.S. or foreign governmental or quasi-governmental authority of any nature, including any governmental agency, branch, department or official or other entity exercising governmental or quasi-governmental powers, any regulatory or self-regulatory organization (including any securities, options or futures exchange or contract market and any clearing house and any clearing agency), and any court or other tribunal; or

(c) U.S. or foreign body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

"**Gross Asset Value**" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as reasonably determined by the Board;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Board, as of the following times:

(i) The acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(ii) The distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an interest in the Company if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(*g*); and

(iv) The grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member of the Company, if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution as reasonably determined by the Board; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining capital accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(*m*); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection to the extent the Board reasonably determines that an adjustment pursuant to **subsection (b)** is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this **subsection (d)**.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to **subsection (a)**, **(b)** or **(d)** hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset.

"**Initiating Holders**" means the holders of Registrable Units initiating a request for registration pursuant to **Section 10.1(a)** or **10.1(b)**, as the case may be.

"**Involuntary Withdrawal**" shall mean the occurrence of any of the following events:

(i) the Bankruptcy of such Member;

(ii) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(iii) if the Member is a partnership or another limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(iv) if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(v) with respect to an unadmitted assignee that is not a Member, any event that would cause an Involuntary Withdrawal of such unadmitted assignee if he, she or it was a Member; or

(vi) any other event causing the resignation of a Member under the Act other than a Voluntary Withdrawal.

"**Majority-in-Interest of the Class A-1 Members**" shall mean Class A-1 Members whose aggregate Percentage Interests exceed 50% of the Percentage Interests of all Class A-1 Members entitled to vote with respect to the applicable matter coming before the Class A-1 Members.

"**Majority of the Board Members**" means Board Members whose aggregate voting power (i.e., the number of votes held by such Board Members) exceeds 50% of the voting power of all then appointed Board Members (i.e., the number of votes held by all the appointed Board Members).

"**Member**" shall mean each Person signing this Agreement and any Person who subsequently is admitted as a Member of the Company in accordance with the terms of this Agreement.

"**Membership Rights**" shall mean all of the rights of a Member in the Company subject to the terms and conditions of this Agreement, including a Member's: (i) Units; (ii) right to inspect the Company's books and records; and (iii) right to vote on matters coming before the Members, subject to the terms and conditions of **ARTICLE VI** of this Agreement.

"**Nasdaq**" means Nasdaq, Inc.

"**Negative Capital Account**" shall mean a Capital Account with a balance of less than zero.

"**Net Cash Flow**" shall mean, with respect to any period, all revenues, funds and proceeds received by the Company after the Effective Date from any source (other than (x) Capital Contributions, (y) all revenues, funds, and proceeds included in the determination of Net Sale Proceeds, and (z) subordinated loans), less the sum of (i) all expenses of the Company paid during such period (other than any expenses included in the determination of Net Sale Proceeds), (ii) all payments of principal or interest with respect to indebtedness of the Company made during such period, and (iii) Reserves established during such period. Net Cash Flow shall be determined by the Board in good faith.

"**Net Profits**" and "**Net Losses**" means, with respect to the Company for each Fiscal Year or other allocation period, an amount equal to the Company's taxable income or taxable loss for such period, determined in accordance with federal income tax principles, (for this purpose, all amounts required to be stated separately pursuant to Section 703 of the Code shall be included in the Company's taxable income or taxable loss) with the following adjustments:

(a) There shall be added to such taxable income or taxable loss an amount equal to any income received by the Company during such period which is wholly exempt from federal income tax (e.g., interest income which is exempt from federal income tax under Section 103 of the Code);

(b) Any expenditures of the Company described in section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to § 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Net Profits or Net Losses, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to the terms of this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company property disposed of, notwithstanding that the adjusted tax basis of such Company property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to § 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g) Any items that are specially allocated pursuant to **Section 2.2** of Exhibit A shall not be taken into account in computing Net Profits and Net Losses.

Net Profits and Net Losses shall be determined by the Board in good faith.

"**Net Sale Proceeds**" means the gross receipts of the Company from a Sale Transaction (including all cash, securities and other assets to be received by the Company in connection with such Sale Transaction) plus any released Reserves from prior Sale Transactions, less (i) the payment of or provision for all debts and obligations to be satisfied as the result of or in connection with the consummation of such Sale Transaction and the receipt or collection of such proceeds,

(ii) all costs and expenses incurred in connection with such Sale Transaction, and (iii) the setting aside of any Reserves from such proceeds. Net Sale Proceeds shall be determined by the Board in good faith.

"**NYDIG**" means New York Digital Investment Group LLC.

"**Options**" means any warrants, options or other rights to subscribe for or to, purchase or otherwise acquire Units or Convertible Interests or that would otherwise entitle the holder of such warrant, option or other right to distributions under this Agreement.

"**Percentage Interest**" shall mean, with respect to any Member, the percentage computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Units held (or deemed held) by such Member, and the denominator of which is equal to the total number of Units then issued and outstanding (or deemed issued and outstanding).

"**Person**" shall mean an individual, a corporation, a company, a voluntary association, a partnership, a joint venture, a limited liability company, a trust, an estate, an unincorporated organization, a Governmental Body or other entity.

"**Qualified IPO**" shall mean an underwritten public offering of Units (or of equity securities of the Company or any successor to the Company) pursuant to the Securities Act with gross proceeds to the Company or such successor of not less than $30,000,000.

"**Registrable Units**" shall mean, at any time, the Class A-1 Units or equity securities of the Company or any successor to the Company into which such Units have been converted or for which such Units have been exchanged; provided, however, that Registrable Units shall not include any Class A-1 Units which have been registered and sold pursuant to an effective registration statement under the Securities Act, or which have been sold pursuant to Rule 144 under the Securities Act or any successor rule thereto.

"**Registration Statement**" means a registration statement filed by the Company with the SEC for a public offering and sale of securities of the Company (other than a registration statement on Form S-8 or Form S-4, or their successors, or any other form for a similar limited purpose, or any registration statement covering only securities proposed to be issued in one or more employee benefit plans or in exchange for securities or assets of another corporation).

"**Regulation**" shall mean any Treasury Regulation promulgated under the Code.

"**Reserve**" shall mean an amount of funds deemed sufficient by the Board in its sole discretion, as of the date of determination, for working capital, capital required to be reserved by Applicable Law, capital expenditures and other future uses of capital, and to pay taxes (specifically including the Board's authority to retain reserves for purposes of paying tax obligations of the Company), insurance, debt service and/or other costs and expenses incident to the operation of the Company.

"**Restrictive Covenant Agreement**" shall mean any restrictive covenant agreement executed by a Member and the Company or any of its Subsidiaries and any other agreement with a Person regarding such Person's employment or engagement with the Company or any of its Subsidiaries.

"**Sale Transaction**" shall mean any transaction pursuant to which the business of the Company is sold, whether by (i) a sale or conveyance of all or substantially all of the Company's assets to any Person, (ii) a sale or conveyance of all or substantially all of the Units or other equity interest in the Company to any Person, or (iii) a merger or consolidation of the Company with any Person pursuant to which the Members and their Affiliates immediately prior to such merger or consolidation shall own, immediately after giving effect thereto, less than a majority of the equity interest of the surviving entity (or its parent) or the purchasing entity (or its parent), as the case may be.

"**SEC**" shall mean the Securities and Exchange Commission.

"**Secretary of State**" shall mean the Secretary of State of the State of Delaware.

"**Securities Act**" shall mean the Securities Act of 1933, as amended.

"**Subsidiary**" shall mean, with respect to the Company, any corporation, limited liability company, partnership, association or entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of membership, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more Subsidiaries of the Company or a combination thereof. For purposes hereof, the Company shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if the Company shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be the manager, managing member, managing director or general partner of, or shall otherwise control the activities of, such limited liability company, partnership, association or other business entity. For the avoidance of doubt, each of Eris Exchange, LLC, Eris Clearing Holdings, LLC, and Eris Clearing, LLC shall be deemed a Subsidiary of the Company.

"**Transfer**" shall mean, when used as a noun, any sale, exchange, encumbrance, disposition, hypothecation, pledge, assignment, attachment, mortgage or other transfer or grant of rights or interests, whether voluntarily or involuntarily, by operation of law or otherwise, and, when used as a verb, means, to sell, exchange, encumber, dispose, hypothecate, pledge, assign, mortgage or otherwise transfer or grant rights or interests, including, without limitation, Membership Rights, whether voluntarily or involuntarily, by operation of law or otherwise.

"**Unaffiliated Third Party**" means a Person (i) that is not a Member or an Affiliate thereof and (ii) in which no Member or Affiliate of any Member directly or indirectly (A) holds an equity interest in excess of 5% of the outstanding equity interests of such Person, or (B) holds any debt obligation other than debt arising in the ordinary course of business.

"**Units**" shall mean the Class A Units and any additional Units or other equity interests issued by the Company entitling the holder thereof to receive a share of distributions, income and losses of the Company in accordance with the terms of this Agreement.

"**Unvested Unit**" shall mean a Class A-2 Unit as of any determination date that remains subject to vesting over time or upon the occurrence of certain events.

"**Vested Unit**" shall mean a Class A-2 Unit that (i) is not subject to vesting at the time of its issuance or (ii) as of any date of determination has become vested over time or upon the occurrence of certain events pursuant to the terms of a written agreement between the holder of the Class A-2 Unit and the Company.

"**Voluntary Withdrawal**" shall mean a Member's resignation from the Company by such Member's express will or other voluntary act other than a Transfer of Membership Rights.

ARTICLE II

ORGANIZATIONAL MATTERS

Section 2.1 Continuation of the Company. The Company was formed upon the execution and filing of the Certificate of Formation with the Secretary of State on November 29, 2017. The Board, in its individual capacity and as agent for the Members, shall accomplish all filing, recording, publishing and other acts necessary or appropriate for compliance with all the requirements for the continued existence of the Company as a limited liability company under the Act and under all other laws of the State of Delaware or such other jurisdictions in which the Board determines that the Company may conduct business. The rights and duties of the Board Members and Members shall be as provided in this Agreement and, to the extent not inconsistent with the terms of this Agreement, in the Act.

Section 2.2 Name. The name of the Company is "Eris Digital Holdings, LLC," as such name may be modified from time to time by the Board.

Section 2.3 Purpose. The purpose of the Company shall be to (i) own an equity interest in Eris Exchange, LLC and other Subsidiaries, (ii) engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing, and (iii) engage in any lawful act or activity as determined by the Board for which limited liability companies may be organized under the Act.

Section 2.4 Location of Principal Place of Business. The principal office and place of business of the Company shall be located at 111 S. Wacker Drive, Suite 4730, Chicago, IL 60606, or at such other place as the Board may designate from time to time. The Board may change the location of the principal place of business of the Company at any time. The Company may maintain such other offices as the Board may deem advisable at any other place or places within or outside of the United States.

Section 2.5 Registered Office and Registered Agent. The Company's registered office and registered agent shall be as set forth in the Certificate of Formation, until such time as either are changed in accordance with the Act.

Section 2.6 Members. The name, number of Units and Percentage Interest of each Member are set forth on **Schedule A**, as such **Schedule A** may be amended from time to time in accordance with the terms of this Agreement.

Section 2.7 Term. The term of the Company commenced at the time the Certificate of Formation was marked "Filed" by the Secretary of State and shall continue in existence in perpetuity unless its existence is sooner terminated pursuant to **ARTICLE IX** hereof.

Section 2.8 No State Law Partnership. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) and that no Member shall be a partner of any other Member, for any purposes other than federal, state and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

Section 2.9 Voting Rights. Except as otherwise expressly set forth herein, the Class A-1 Members shall be the only Members entitled to vote on each matter submitted to a vote of the applicable Members pursuant to the terms of this Agreement.

Section 2.10 Non-Voting Units. That portion of the Units of a particular class held by a Member that is, or is an affiliate of, a bank holding company, as defined in the BHC Act, or is a non-bank subsidiary of such bank holding company, or is otherwise subject to the BHC Act (each, a "**BHC Member**"), or by a group of BHC Members whose Units are aggregated for BHC Act purposes, that cause the Percentage Interest of such Member (or group of BHC Members) in such class to exceed 4.9% (such excess Units, "**Non-Voting Units**") shall be disregarded for all voting purposes, and such BHC Member (or group of BHC Members) shall be deemed to have only a 4.9% Percentage Interest for whatever voting purposes are permitted to the Members holding that particular class under this Agreement. Any waiver of voting rights hereunder will be binding upon such BHC Member and upon any Person that succeeds to its Units in the Company. Any BHC Member may, upon written notice to the Company, elect to convert all or any part of its Units (or any Units of a particular class) into a Non-Voting Unit. Any such election shall be irrevocable as it relates to the BHC Member but the Non-Voting Units may, at the option of the BHC Member, be converted into voting Units upon the transfer of such Units by the BHC Member: (i) in a Qualified IPO subject to **ARTICLE X** hereof; (ii) in transfers in which no transferee (or group of associated transferees) would receive two percent (2%) or more of any class of voting Units of the Company, if such transfer is permitted by **ARTICLE VII** hereof; or (iii) to a transferee that would control more than fifty percent (50%) of the voting Units of the Company without any transfer from the BHC Member, if such transfer is permitted by **ARTICLE VII** hereof.

ARTICLE III

UNITS AND CAPITAL CONTRIBUTIONS

Section 3.1 Units. As of the Effective Date, the Company is authorized to issue one class of units: Class A Units (further divided into Class A-1 Units and Class A-2 Units), with such rights, powers, preferences, obligations, qualifications, limitations and restrictions as set forth in this Agreement. Units are owned by Members as set forth on **Schedule A** attached hereto, as amended from time to time in accordance herewith. Subject to **Section 3.5** and **Section 6.4** below, the Board may issue additional Units from time to time, which additional Units may be issued in one or more outstanding classes or series of Units or in one or more new classes or series, the rights, powers, preferences, obligations, qualifications, limitations and restrictions of which shall be established by the Board. Subject to **Section 3.5** and **Section 6.4**, such additional Units may (i) rank senior to, junior to, or *pari passu* with, any outstanding Units as to the payment or the distribution of assets on liquidation, (ii) bear a stated distribution or allocation and/or rank senior to, junior to, or *pari passu* with, any outstanding Units as to distributions of Net Cash Flow or Net Sale Proceeds, (iii) be redeemable by the holder thereof, (iv) have voting or other rights with respect to the management of the Company which rank senior to, junior to, or *pari passu* with, outstanding Units, and/or (v) otherwise have rights, powers or preferences which are senior (or otherwise superior) to, junior to, or *pari passu* with, any outstanding Units. In addition and subject to **Section 3.5** and **Section 6.4**, the Board may from time to time issue options and/or warrants to purchase Units, with such terms as the Board may determine. Subject to **Section 6.4**, the Board shall have the right to amend this Agreement (including **Schedule A** hereto), without consent of any other Member, to reflect the relative rights, powers, preferences, obligations, qualifications, limitations and restrictions of the Units in connection with the issuance of additional Units and/or options or warrants to purchase Units.

Section 3.2 Issuance of Class A Units.

(a) Pursuant to **Section 3.1** hereof and subject to **Section 3.5** and **Section 6.4**, the Board may cause the Company to issue Class A-1 Units to certain Persons from time to time.

(b) Pursuant to **Section 3.1** hereof and subject to **Section 6.4**, the Board may from time to time cause the Company to issue Class A-2 Units and options to acquire Class A-2 Units to employees, consultants, independent contractors and other Persons providing services to the Company or any of its Subsidiaries pursuant to an equity incentive plan that has been adopted by the Company (the "**Business Incentive Plan**"). Class A-2 Units may be issued (i) subject to vesting at such time, upon such conditions and subject to such schedule as may be approved by the Board (or the Chief Executive Officer, if he has been delegated such authority by the Board) and set forth in an agreement between the Company and the Person to which Class A-2 Units are issued, and /or (ii) subject to a distribution preference in favor of other issued and outstanding Units of the Company with respect to all distributions of Net Sale Proceeds pursuant to **Section 4.3** and/or **Section 9.3(d)**, as established by the Board in its sole discretion, such that such A-2 Units would be treated as "profits interests" for U.S. federal income tax purposes.

Section 3.3 Capital Contributions. The Members have made all Capital Contributions to the capital of the Company required to be made by the Members as of the Effective Date.

Section 3.4 Additional Capital Contributions. Subject to **Section 3.5** and **Section 6.4**, the Board shall have the right to (i) raise additional equity capital for infusion into the Company from Members or any other Persons and issue additional Units, warrants and/or options to purchase Units, in connection therewith as provided in **Section 3.1**; provided, however, that no Member shall be required to participate in any such capital raise; and (ii) admit the Persons investing such equity capital as additional Members. Subject to **Section 6.4**, the Board may obtain funds through loans having such terms and conditions as the Board may determine in its sole discretion. Subject to **Section 6.4**, in connection with such loans, the Board may issue Units, warrants and/or options to purchase Units pursuant to **Section 3.1**, upon such terms and conditions as the Board may determine in its sole discretion.

Section 3.5 Pre-emptive Rights. Subject to **Section 6.4**, if the Board determines to raise additional equity capital (including, without limitation, any Options or Convertible Interests) for the Company or any Subsidiary, other than Excluded Equity or incur any indebtedness for the Company or any Subsidiary outside the ordinary course of business which bears an effective rate of interest greater than the prime rate charged by JPMorgan Chase Bank, N.A. in New York, New York on the date such indebtedness was incurred plus 8% per annum (such additional equity or indebtedness being referred to as "**New Equity**"), the Company shall offer each Class A-1 Member the opportunity to purchase a pro rata portion of such New Equity to be issued based on such Class A-1 Member's Percentage Interest relative to the other Class A-1 Members' Percentage Interests as follows:

(a) The Company shall send to each Class A-1 Member a written notice (the "**Issuance Notice**") of the Company's intention to issue New Equity, describing the type of New Equity and the general terms upon which the Company proposes to issue the same. Each such Class A-1 Member shall have thirty (30) days from the date of receipt of the Issuance Notice to agree to purchase all or any portion of its pro rata portion of the New Equity (each, a "**Pre-emptive Offer**") by giving written notice of such Member's election to accept all or any portion of such Member's Pre-emptive Offer to the Company within such thirty (30) day period.

(b) If any Class A-1 Member does not accept its Pre-emptive Offer or accepts only a portion of its Pre-emptive Offer, the Company shall send written notice thereof (the "**Oversubscription Notice**") to each other Class A-1 Member who elected to purchase its full pro rata portion of such New Equity (such Member, an "**Electing Member**"), which Oversubscription Notice shall also state the remaining amount of New Equity that may be purchased (the "**Remaining New Equity**"). Each Electing Member shall have five (5) days from the date of receipt of the Oversubscription Notice to agree to purchase all or any portion of its pro rata portion of the Remaining New Equity (based on the relative Percentage Interests of the Electing Members) by providing written notice to the Company thereof within such five (5) day period.

(c) Any New Equity not purchased pursuant to **Section 3.5(a)** and **Section 3.5(b)** may be sold during the 180-day period following the aforementioned five (5) day period to Persons other than the Class A-1 Members on terms that are, on an overall basis, no more favorable to such Person than the terms (including, price and other rights, powers, privileges and obligations) set forth in the Issuance Notice; provided, however, that the Company shall provide the Class A-1 Members prompt written notice of the change of any final terms of the sale of such New Equity from the terms set forth in the Issuance Notice at least five (5) Business Days prior to such sale. In the event the Company proposes to issue such New Equity on terms that are, on an overall basis, more favorable to the Person proposed to be issued such New Equity than the terms set forth in the Issuance Notice, the Company shall not issue or sell any such New Equity without first offering such New Equity to the Class A-1 Members in the manner provided by this **Section 3.5**.

(d) The issuance of New Equity pursuant to this **Section 3.5** shall be made at such place and time as the Board designates. The Company shall give each participating Class A-

1 Member at least five (5) Business Days' prior written notice of the time, date and place of closing. At the closing, the Company shall deliver appropriate documentation reflecting the New Equity issued to, and each such Class A-1 Member shall pay to the Company the purchase price of the New Equity purchased by, such Member and each such Member shall deliver to the Company such documentation as the Board may reasonably require, including any subscription agreement, certificate, documents or other instrument, with such representations or warranties, covenants, indemnifications, terms or other agreements deemed advisable by the Board in connection with such issuance. If any such Class A-1 Member does not execute the foregoing agreements, such Member shall not be entitled to participate in such issuance pursuant to this **Section 3.5**.

Section 3.6 Antidilution Protection for Class A-1 Members.

(a) Right to Adjust. For purposes of determining the calculation of the Percentage Interest with respect to any Class A-1 Member under this Agreement (for all purposes, including the determination of distributions and voting), each outstanding Class A-1 Unit shall be deemed to equal the number of Class A-1 Units (including fractions thereof) as is determined by dividing (i) with respect to any Class A-1 Units issued to the Members on account of Digital Class A-1 Units issued by Eris Exchange Holdings to such Members prior to September 12, 2018, \$0.3938793, and (ii) with respect to any Class A-1 Units issued to the Members on account of Digital Class A-1 Units issued by Eris Exchange Holdings to such Members between September 12, 2018 and April 30, 2019, \$1.083 (subject in each case to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions affecting the outstanding Class A-1 Units) (such value, as applicable with respect to each Class A-1 Unit, the "**Initial Price**"), by the Class A-1 Adjustment Price then in effect (such quotient, as applicable with respect to each Class A-1 Unit, the "**Class A-1 Deemed Ratio**"). The "**Class A-1 Adjustment Price**", with respect to each Class A-1 Unit, shall initially equal the Initial Price applicable to such Class A-1 Unit or, in case an adjustment of such price has taken place pursuant to the further provisions of this **Section 3.6**, the Class A-1 Adjustment Price as last adjusted and then in effect.

(b) Adjustment of Class A-1 Adjustment Price Upon Issuance of Units.

(i) The Class A-1 Adjustment Price will be subject to adjustment from time to time pursuant to this **Section 3.6(b)**. For purposes of this **Section 3.6(b)**, the Company shall be deemed to have issued or sold Class A-1 Units under the circumstances as set forth in **Section 3.6(c)** below.

(ii) Subject to **Section 3.6(c)(v)**, if and whenever on or after the Effective Date, the Company issues or sells, or in accordance with **Section 3.6(c)** below is deemed to have issued or sold, any Class A-1 Units for no consideration or consideration per Class A-1 Unit less than any Class A-1 Adjustment Price in effect immediately prior to the time of such issuance or sale (a "**Class A-1 Dilutive Event**"), then forthwith upon the occurrence of any such Class A-1 Dilutive Event, the Class A-1 Adjustment Price applicable to the affected Class A-1 Units shall be reduced (in order to increase the number of Class A-1 Units deemed outstanding) to the price per affected Class A-1 Unit determined by dividing (A) an amount equal to the sum of (x) the product derived by multiplying the applicable Class A-1 Adjustment Price in effect immediately prior to such Class A-1

Dilutive Event, times the number of Units Deemed Outstanding for Class A-1 Dilutive Event (as defined below), plus (y) the aggregate consideration (if any) received by the Company for the total number of such Class A-1 Units issued or sold (or, in accordance with **Section 3.6(c)** below, deemed to be issued or sold) in such Class A-1 Dilutive Event, by (B) the number of Units Deemed Outstanding for Class A-1 Dilutive Event plus the number of Class A-1 Units issued or sold, or deemed to have been issued or sold under **Section 3.6(c)**, in the Class A-1 Dilutive Event. For purposes of this Agreement, "**Units Deemed Outstanding for Class A-1 Dilutive Event**" shall be such number of Class A-1 Units equal to the sum of (1) the sum of the Class A-1 Deemed Ratios of all outstanding Class A-1 Units, plus (2) the number of Class A-1 Units issuable on the conversion of any issued and outstanding Convertible Interests or the exercise of any issued and outstanding Options or Options exercisable for Convertible Interests all immediately prior to the Class A-1 Dilutive Event.

(c) Deemed Class A-1 Dilutive Events. For purposes of determining the adjusted Class A-1 Adjustment Price pursuant to **Section 3.6(b)**, the occurrence of one or more of the following shall be deemed to be a Class A-1 Dilutive Event:

(i) Issuance of Options or Convertible Interests. Subject to **Section 3.6(c)(v)**, if the Company at any time while any Class A-1 Units are issued and outstanding shall in any manner issue, grant or sell (whether directly or by assumption in a merger, consolidation or otherwise) any Options or Convertible Interests for Class A-1 Units, whether or not such Options or the right to convert or exchange such Convertible Interests are immediately exercisable, and the price per Class A-1 Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) determined by the following formula shall be less than the Class A-1 Adjustment Price in effect immediately prior to the time of the issuance, granting or sale of such Options or Convertible Interests, then the total maximum number of Class A-1 Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Class A-1 Unit as of the date of issuance, granting or sale of such Options or Convertible Interests and thereafter shall be deemed to be outstanding:

(A) the sum of (w) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (x) the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, (y) the total amount received or receivable by the Company as consideration for the issuance or sale of such Convertible Interests, plus (z) the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor);

(B) divided by the sum of (y) the total maximum number of Class A-1 Units issuable upon the exercise of such Options, plus (z) the total maximum number of Class A-1 Units issuable upon the conversion or exchange of such Convertible Interests (including any Convertible Interests issuable upon the exercise of Options therefor).

(ii) Revised Terms of Options or Convertible Interests. Subject to **Section 3.6(c)(v)**, if the terms of any Option or Convertible Interest for Class A-1 Units, the issuance of which was not deemed a Class A-1 Dilutive Event for purposes of **Section 3.6(c)(i)**, are revised, at any time while any Class A-1 Units are issued and outstanding, as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Interest and the price per Class A-1 Unit issuable upon the exercise of such Option or upon the conversion or exchange of such Convertible Interest (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.6(c)(i)(A)-(B)** shall be less than the Class A-1 Adjustment Price in effect immediately prior to the revision of such terms of such Option or Convertible Interest, then such total maximum number of Class A-1 Units issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Class A-1 Unit as of the date of the revision of such terms of such Options or Convertible Interests and thereafter shall be deemed to be outstanding.

(iii) Adjustment to Class A-1 Units Issuable Upon Exercise of Options or Conversion or Exchange of Convertible Interests. Subject to **Section 3.6(c)(v)**, if the number of Class A-1 Units issuable upon the exercise of any Option or upon the conversion or exchange of any Convertible Interest, the issuance of which was not deemed a Class A-1 Dilutive Event for purposes of **Section 3.6(c)(i)**, are adjusted, at any time while any Class A-1 Units are issued and outstanding, and the price per Class A-1 Unit issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) determined by the formula set forth in **Section 3.6(c)(i)(A)-(B)** shall be less than the Class A-1 Adjustment Price in effect immediately prior to such adjustment, then such total maximum number of Class A-1 Units issuable upon the exercise of such Options or conversion or exchange of such Convertible Interests (including the conversion or exchange of any Convertible Interests issuable upon the exercise of Options therefor) shall be deemed to have been issued for such price per Class A-1 Unit as of the date of such adjustment and thereafter shall be deemed to be outstanding.

(iv) Consideration for Units. For purposes of this **Section 3.6**:

(A) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for cash, the amount of the consideration received by the Company shall be deemed to be the amount of cash received by the Company therefor, without deduction therefrom of any bona fide expenses incurred or any bona fide underwriting commissions paid by the Company in connection with such issuance, grant or sale; and

(B) if the Company shall issue, grant or sell any Units, Options or Convertible Interests for consideration other than cash, the amount of the consideration received by the Company shall be deemed to be the fair value of such consideration at the time of such issuance, grant or sale as determined in good faith by the Board.

(v) No Adjustment. Notwithstanding anything to the contrary set forth in this **Section 3.6**, no adjustment of the Class A-1 Adjustment Price shall be made pursuant to the issuance by the Company of Excluded Equity.

(d) Subdivision or Combination of Class A-1 Units. If the Company shall at any time subdivide its outstanding Class A-1 Units into a greater number of Class A-1 Units (by any split, dividend, recapitalization or otherwise), the Class A-1 Adjustment Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, if the Company shall at any time combine its outstanding Class A-1 Units into a smaller number of Class A-1 Units (by combination, reverse split or otherwise), the Class A-1 Adjustment Price in effect immediately prior to such combination shall be proportionately increased.

(e) Adjustments for Reorganization, Reclassification or Merger, etc. If any reorganization, recapitalization, reclassification, consolidation or merger involving the Company (each, a "**Reorganization Event**") shall be effected in such a way that Members shall be entitled to receive interests or assets with respect to or in exchange for Class A-1 Units, then, as a condition of such Reorganization Event, lawful and adequate provisions shall be made whereby each Class A-1 Member shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the Class A-1 Units receivable upon the adjustment of such Class A-1 Units immediately prior to such Reorganization Event, at its option, either (i) such interests or assets (the "**Reorganization Assets**") as may be issued or payable in connection with such Reorganization Event with respect to or in exchange for the number of outstanding Class A-1 Units equal to the number of Class A-1 Units that would have been received upon adjustment of such Class A-1 Units immediately prior to such Reorganization Event (the "**Class A-1 Reorganization Proceeds Amount**"), or (ii) interests providing its holders rights, as nearly as may be practicable, equal to the rights of such Class A-1 Member including the right to convert such interests into that number of Reorganization Assets equal to the Class A-1 Reorganization Proceeds Amount, subject to anti-dilution protection equal, as nearly as may be practicable, to the provisions of this **Section 3.6**.

Section 3.7 Return of Capital Contributions. No Member shall be entitled to receive any interest on its Capital Contributions. The Members shall not have the right to demand return of their Capital Contributions except as otherwise expressly set forth in this Agreement, nor shall the Members have the right to demand and receive property other than cash in return for their Capital Contributions.

Section 3.8 Capital Accounts. A separate Capital Account shall be maintained for each Member on the books and records of the Company. Each Member acknowledges that the Capital Account balance of such Member shall be equal to the amount reflected on the books and records of the Company.

Section 3.9 Loans. Subject to **Section 3.5** and **Section 6.4**, the Board may permit any Member, at any time, to make or cause a loan to be made to the Company or any Subsidiary in any amount and on those terms upon which the Company and the Member agree.

Section 3.10 Representations, Warranties and Covenants of Members.

(a) Each Member represents and warrants to the Company and acknowledges, in each case as of the Effective Date, that: (i) such Member has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto; (ii) such Member has reviewed and evaluated all information necessary to assess the merits and risks of his, her or its investment in the Company and has had answered to its satisfaction any and all questions regarding such information; (iii) such Member recognizes that the Company is a highly speculative venture involving a high degree of financial risk, and such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time; (iv) such Member is acquiring Units for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof; (v) the Units have not been registered under the Securities Act or the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified, or an exemption from such registration and qualification requirements is available, under the Securities Act and other applicable securities laws and the provisions of this Agreement have been complied with; (vi) no representation, warranty or written communication with respect to the Units were made to the Member, and in entering into this Agreement the Member is not relying upon any information other than that contained herein and the results of its own independent investigation; (vii) the execution, delivery and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound; (viii) the determination of such Member to purchase Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects, financial projections or condition (financial or otherwise) of the Company which may have been made or given by any other Member or by any agent or employee of any other Member; (ix) there are substantial restrictions on the transferability of the Units; other than as set forth in **ARTICLE X**, Members have no rights to require the Units to be registered under the Securities Act or the securities laws of any state; there currently is no public market for the Units; it may not be possible for such Member to liquidate such Member's investment in the Company; and, accordingly, such Member may have to hold the Units and bear the economic risk of this investment indefinitely; (x) such Member has been advised to consult with such Member's own attorney regarding legal matters concerning the Company and to consult with such Member's tax advisor regarding the tax consequences of investing in the Company; (xi) such Member is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act; and (xii) this Agreement is valid, binding and enforceable against such Member in accordance with its terms.

(b) Each Member shall be deemed to have again made each representation and warranty set forth in **Section 3.10(a)** upon each issuance by the Company of additional Units to such Member subsequent to the Effective Date.

(c) Each Member represents and warrants to the Company and acknowledges that he, she or it has not been the subject of any order of any Governmental Body barring or suspending such Member's right to be associated with, or a member of, a designated contract market, exempt board of trade, board of trade, securities exchange, securities clearing agency, derivatives clearing organization, swap execution facility or swap data repository. The representation and warranty above shall be deemed to be continuing with respect to each Member during the period in which such Member remains a Member.

(d) Each Member acknowledges and agrees that any breach of the representations and warranties set forth in this **Section 3.10** shall be deemed to be a material breach of this Agreement.

ARTICLE IV

DISTRIBUTIONS

Section 4.1 Distribution Generally. Subject to **Section 4.4**, **Section 4.5**, **Section 4.6** and **Section 4.7**, the Board shall have the right, in its sole discretion, to determine whether, and to what extent, distributions of Net Cash Flow and Net Sale Proceeds shall be made to the Members.

Section 4.2 Distributions of Net Cash Flow. Subject to **Section 4.4**, **Section 4.5**, **Section 4.6** and **Section 4.7**, if the Board determines to cause the Company to make distributions of Net Cash Flow pursuant to **Section 4.1**, then any such distribution of Net Cash Flow for any period shall be made to the Members pro rata based on each Member's respective Percentage Interest as of the record date with respect to which the Board determines to make such distribution; provided, however, that the Board shall have the right to offset against any distribution due to a Member pursuant to this **Section 4.2** any outstanding advance distribution under **Section 4.4** or **Section 4.5**.

Section 4.3 Distributions of Net Sale Proceeds. Subject to **Section 4.4, Section 4.5, Section 4.6** and **Section 4.7**, if the Board determines to cause the Company to make distributions of Net Sale Proceeds pursuant to **Section 4.1**, then any such distribution of Net Sale Proceeds shall be made to the Members in the order of priority set forth in **Section 9.3(d)**; provided, however, that the Board shall have the right to offset against any distribution due to a Member pursuant to this **Section 4.3** any outstanding advance distribution under **Section 4.4** or **Section 4.5**.

Section 4.4 Liability for Certain Taxes.

(a) Notwithstanding anything to the contrary contained in this Agreement, in the event that any state, local or other income tax imposed on the Company as an entity is reduced by reason of the holding of a Unit by any Member, no part of the expense of the Company for such tax shall be allocated to such Member.

(b) Except as otherwise provided in this **Section 4.4**, if the Company is obligated under Applicable Law to pay any amount to a Governmental Body because of a Member's status as a Member of the Company for federal or state withholding or other taxes, the Company shall withhold and pay over to the relevant Governmental Body such amounts as the Company is required to withhold or pay over on account of a Member's distributive share of the

Company's items of gross income, income or gain. Any such amounts withheld or paid over by the Company shall be deemed to be a distribution or payment to such Member which would otherwise be made to such Member pursuant to this **ARTICLE IV** or **Section 9.3(d)** and shall reduce the amounts otherwise distributable to such Member pursuant to **ARTICLE IV** or **Section 9.3(d)** and reduce the Capital Account of such Member, as applicable. An amount shall be considered withheld by the Company if remitted to a Governmental Body without regard to whether such remittance occurs at the same time as the distribution to which it relates; provided, however, that an amount actually withheld from a specific distribution shall be treated as if distributed at the time such distribution occurs. To the extent operation of the foregoing provisions of this **Section 4.4** would create or increase a Member's negative balance in its Adjusted Capital Account, the amount withheld shall be treated as a loan by the Company to such Member, which loan shall be payable upon demand and bear interest at the prime rate then charged by JPMorgan Chase Bank, N.A. New York, New York, plus 2.00%.

(c) Each Member agrees that such Member shall provide the Company with all forms and information as necessary to permit the Company to satisfy its withholding obligations and represents that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Company and the Board from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes to the extent such inaccurate or incomplete information or forms resulted from information provided (or omitted) by such Member. The Company shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption; provided, however that the Company shall provide any such Member with any reasonable information in the Company's possession, as requested by such Member and at such Member's cost, necessary for such Member to apply for any reduction or exemption. Each Member shall also indemnify the Company and the other Members for any liability they may incur for underwithholding of taxes in respect of such Member resulting from inaccurate or incomplete information or forms (or failure to provide such information or forms) by such Member; moreover, each Member hereby agrees that neither the Company nor any other Member shall be liable for any excess taxes withheld and that, in the event of over withholding, a Member's sole recourse shall be to apply for a refund from the appropriate Governmental Body.

(d) Each Member agrees that in the event that the Company is required to withhold and pay over to a Governmental Body on behalf of a Member an amount in cash, and the Board has determined that the Company does not then have cash available to pay all or any portion of such withholding obligation (an "**Excess Obligation**"), then the Company shall provide written notice of the Company's inability to make such Excess Obligation to such Member at least ten (10) Business Days prior to the date such payment is required to be made. The Member shall provide the Company with the amount requested in such written notice in time sufficient for the Company to pay such withholding obligation. In the event that the Member does not pay such Excess Obligation to the Company as requested in the written notice, then the Member shall reimburse the Company for any penalties, fines, fees or additional expenses relating to such withholding. Any Excess Obligation paid pursuant to this **Section 4.4(d)** shall not (i) be deemed a Capital Contribution to the Company by such Member, (ii) be treated as an advance or a distribution of, amounts otherwise payable to the applicable Member under **ARTICLE IV** or **Section 9.3(d)** and (iii) increase or decrease the Capital Account of such Member.

(e) If the Company is charged or held liable for any tax, interest and penalties arising under the BBA Audit Rules ("**Tax Liabilities**"), the Board shall allocate among the Members any such Tax Liability in a manner it determines to be fair and equitable by deducting amounts from Capital Accounts or reducing amounts otherwise distributable to the Members, taking into account any modifications attributable to a Member pursuant to Section 6225(c) of the BBA Audit Rules (if applicable). To the extent that the Board cannot allocate such Tax Liabilities through adjustments to Capital Accounts or distributions to the Members or to the extent that a portion of the Tax Liabilities relates to a former Member, the Members and former Members shall indemnify and hold harmless the Company for their respective share of such amounts as determined by the Board in accordance with the foregoing. Each Member acknowledges that, notwithstanding the transfer or withdrawal of all or any portion of its Interest, it may remain liable for Tax Liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such transfer or withdrawal, as applicable.

Section 4.5 Distributions with Respect to Tax. Subject to the provisions of this **ARTICLE IV**, the Board shall, to the extent cash is available (as determined by the Board in good faith), cause the Company to distribute cash to each Member who is allocated taxable income pursuant to **ARTICLE V** hereof, in an amount not in excess of the net taxable income of the Company allocated to each such Member for such year times the highest federal and state income tax rate applicable to an individual residing in the State of New York, which tax rate shall be determined by taking into account the character of the income and/or gain realized by the Company and allocated to such Member. Any distributions under this **Section 4.5** shall be paid with respect to any taxable year of the Company on each April 1st, June 1st and September 1st of such taxable year, and each January 1st following such taxable year, to allow the Members to pay their estimated income tax liability (based on the Board's good faith estimate of the taxable income of the Company for the current taxable year and the amount of the tax distribution to which such Member is entitled), with any additional distribution (based on the actual taxable income of the Company for such taxable year) to be paid no later than April 1st following such taxable year. Distributions made under this **Section 4.5** shall be treated as advance distributions against, and shall reduce the amounts otherwise distributable under **Section 4.2**, **Section 4.3** and **Section 9.3(d)**.

Section 4.6 Limitations on Distributions. Notwithstanding anything to the contrary contained herein, no distribution of Net Cash Flow or Net Sale Proceeds shall be declared or made, nor shall any distribution of Net Cash Flow or Net Sale Proceeds be made to any Member, unless (i) the value of the assets of the Company remaining after such distribution is at least equal to the aggregate of the Company's debts and liabilities, including capital, (ii) payment thereof would not be prohibited or restricted by, or trigger any limitations under, Applicable Law, and (iii) payment thereof would not violate any restrictions contained in credit facilities to which the Company or any of its Subsidiaries may be a party from time to time. The Board's good faith determination of the restrictions and limitations set forth in the preceding sentence shall be final and conclusive as to all Members. If a distribution is suspended or delayed pursuant to **this Section 4.6**, then such payment shall be made promptly after the Board determines that such payment restrictions and limitations are no longer in effect.

Section 4.7 Distributions With Respect to Unvested Units. All distributions payable pursuant to **Section 4.2** and to this **Section 4.7** with respect to any Unvested Unit shall be withheld by the Company for the benefit of the Member holding such Unvested Unit until such time as such

Unvested Unit becomes a Vested Unit. Within 30 days following the vesting of such Unvested Unit, the Company shall pay to such Member the entire amount of all such distributions withheld without interest. In the event that any Unvested Unit is canceled or forfeited or otherwise becomes incapable of becoming a Vested Unit, the Company shall promptly pay over to the other Members each distribution withheld on such Unvested Unit in accordance with the respective Percentage Interest of such other Members as of the record date of each such withheld distribution. For greater certainty, holders of Unvested Units shall be entitled to receive current payment of tax distributions made pursuant to **Section 4.5** on the same basis as other Members.

ARTICLE V

PROFITS AND LOSSES

Net Profits and Net Losses shall be allocated in accordance with the provisions set forth on Exhibit A hereto.

ARTICLE VI

POWERS, RIGHTS AND DUTIES OF THE BOARD AND THE MEMBERS

Section 6.1 Management by the Board.

(a) Exclusive Authority. Subject to **Section 6.4** and any other actions specifically requiring the approval of the Members herein, the business and affairs of the Company shall be managed under the direction of a board of managers (the "**Board**"), which shall constitute the "manager" of the Company within the meaning of the Act. Except as otherwise specifically provided herein or by Applicable Law, the Board shall have full, exclusive and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein.

(b) Board Members Not Managers. Except as otherwise specifically provided herein or expressly authorized by the Board, no Board Member or officer of the Company, and no other Person, shall have the authority or power, directly or indirectly, to act as agent of the Company for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Company or in any other way bind the Company or hold himself, herself or itself out as acting for or on behalf of the Company. Any attempted action in contravention of this Section shall be null, void ab initio and not binding upon the Company, unless ratified or authorized in writing by the Board.

(c) Number; Election; Tenure.

(i) There may be up to seven (7) Board Members: one of whom shall be appointed by DRW (the "**DRW Appointee**"), for so long as DRW and its Affiliates hold at least 12,323, 218 Class A Units (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions); one of whom shall be appointed by Valor (the "**Valor Appointee**"), for so long as Valor and its Affiliates hold at least 6,868,093 Class A Units (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions); one of whom shall be appointed b y N YDIG (the "**NYDIG Appointee**"), fo rso long as NYDIG and its Affiliates hold at least 3,693,444 Class A Units (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions); one of whom shall be the Executive Chairman of the Company (the "**Chairman Appointee**"), for so long as such Person holds such office; one of whom shall be the Chief Executive Officer of the Company (the "**Management Appointee**"), for so long as such Person holds such office; one of whom shall be such Person nominated by the DRW Appointee, the Valor Appointee, the NYDIG Appointee, the Chairman Appointee and the Management Appointee and ratified by t he written approval of a Majority-in-Interest of the Class A-1 Members (the " **Independent Appointee**"); and one of whom shall be such Person appointed by a M ajority-in-Interest of the Class A-1 Members (the "**Class A-1 Appointee**"); provided, however, that in the event that t he offices of Executive Chairman and Chief Executive Officer are held by the same Perso n, then such Person shall have only one (1) seat on the Board. The number of Board Mem bers may be increased or decreased from time to time by the written consent of a Majority -in-Interest of the Class A-1 Members. As of the Effective Date, the DRW Appointee shal l be Donald Wilson, Jr., the Valor Appointee shall be Vivek Pattipati, the NYDIG Appoin tee shall be Robert Gutmann, the Management Appointee shall be Thomas Chippas, the Independent Appointee shall be Cristobal Conde, the Class A-1 Appointee shall be Jos eph Lubin, and the Chairman Appointee position shall be vacant.

(ii) Each Board Member shall hold office until his or her successor is appointed and has qualified, or until his or her earlier resignation or removal.

(iii) An individual need not be a Member to be a Board Member.

(d) Removal and Resignation of Board Members.

(i) A Board Member may resign at any time without the consent of any Person by providing written notice to the Board at least thirty (30) days prior to the proposed date of resignation; provided that any such resignation shall not result in the dissolution of the Company. Upon notice of such resignation from a Board Member, the Board (excluding the Board Member who is resigning) may accept such Board Member's resignation at any time during such thirty (30) day notice period. The acceptance of a resignation shall not be necessary to make it effective.

(ii) Any one or more of the Board Members shall automatically, without any further action by the Board or the Members, be removed from such position due to such Board Member's death or Disability. In addition, (A) the DRW Appointee may be removed with or without cause by DRW, and shall automatically be removed (without any further action by the Board) from such position at such time when DRW and its Affiliates no longer hold at least 12,323, 218 Class A Units (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions), (B) the Valor Appointee may be removed with or without cause by Valor, and shall automatically be removed (without any further action by the Board) from such position at such time when Valor and its Affiliates no longer hold at least 6,868,093 Class

A Units (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions), (C) the NYDIG Appointee may be removed with or without cause by NYDIG, and shall automatically be removed (without any further action by the Board) from such position at such time when NYDIG and its Affiliates no longer hold at least 3,693,444 Class A Units (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions), (D) the Chairman Appointee shall automatically be removed, without any further action by the Board, if he or she no longer holds the office of Executive Chairman of the Company, (E) the Management Appointee shall automatically be removed, without any further action by the Board, if he or she no longer holds the office of Chief Executive Officer of the Company, (F) any Independent Appointee may be removed with or without cause by the written consent of the DRW Appointee (if applicable), the Valor Appointee (if applicable), the NYDIG Appointee (if applicable), the Chairman Appointee (if applicable), the Management Appointee (if applicable) and a Majority-in-Interest of the Class A-1 Members, (G) the Class A-1 Appointee may be removed with or without cause by the written consent of a Majority-in-Interest of the Class A-1 Members; and (H) any other Board Member appointed to the Board by a Majority-in-Interest of the Class A-1 Members may be removed with or without cause by the written consent of a Majority-in-Interest of the Class A-1 Members.

(iii) Following the removal or resignation of a Board Member, such Board Member and the Persons described in **Section 6.9** shall remain entitled to indemnification from the Company to the extent available under **Section 6.9** with respect to any matter arising prior to his or her removal or resignation.

(e) Vacancies. For so long as DRW and its Affiliates hold at least 12,323, 218 Class A Units (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions), any vacancy occurring on the Board with respect to the DRW Appointee position shall be filled by DRW. For so long as Valor and its Affiliates hold at least 6,868,093 Class A Units (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions), any vacancy occurring on the Board with respect to the Valor Appointee position shall be filled by Valor. For so long as NYDIG and its Affiliates hold at least 3,693,444 Class A Units (subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions), any vacancy occurring on the Board with respect to the NYDIG Appointee position shall be filled by NYDIG. Any vacancy occurring on the Board with respect to the Chairman Appointee or the Management Appointee position shall be filled (x) if such vacancy results from the previous Chairman Appointee or Management Appointee (as applicable) no longer acting as the Executive Chairman or Chief Executive Officer of the Company, respectfully, by the new Executive Chairman or Chief Executive Officer of the Company, respectfully, and (y) in all other instances, by the written consent of a Majority of the Board Members; provided, however, that neither the Chairman Appointee position nor the Management Appointee position on the Board shall be deemed to be vacant in the event that that the offices of Executive Chairman and Chief Executive Officer are held by the same Person. Any vacancy occurring on the Board with respect to the Independent Appointee position shall be filled by the written consent of the DRW Appointee (if applicable), the Valor Appointee (if applicable), the NYDIG Appointee (if applicable), the Chairman Appointee (if applicable), the Management Appointee (if applicable) and a Majority-in-

Interest of the Class A-1 Members. Any vacancy occurring on the Board with respect to the Class A-1 Appointee position shall be filled by the written consent of a Majority-in-Interest of the Class A-1 Members. Any other vacancy occurring on the Board for any reason shall be filled by the written consent of a Majority-in-Interest of the Class A-1 Members.

(f) Compensation; Reimbursement. No Board Member or Member shall be entitled to be compensated for any services provided to the Company except as authorized in writing by the Board. The Company shall reimburse each of the Board Members for reasonable business expenses incurred by any such Board Member on behalf of the Company, including, without limitation, any reasonable travel expenses associated with attending the Board meetings, which expenses will be treated as expenses of the Company. Nothing herein contained shall be construed to preclude any Board Member from serving the Company in any other capacity and receiving compensation therefor.

(g) Related Party Transactions. Without the approval of the Board (excluding for this purpose any Board Member affiliated with an interested party), after the Effective Date the Company shall not, and shall cause its Subsidiaries to not, enter into (directly or indirectly) any transaction with any Member, any Subsidiary or other Affiliate of a Member, or any entity in which any Member, Subsidiary or other Affiliate of the Company or any of their respective Affiliates may have an interest.

Section 6.2 Meetings of the Board.

(a) Time and Place. Meetings of the Board shall be held at the principal place of business of the Company or at any other place that the Board determines. At any meeting, any Board Member may participate by telephone or similar communication equipment (at the sole cost of the Board Member participating by telephone or similar communication equipment), provided each Board Member who is participating in the meeting can hear each of the other Board Members who is participating in the meeting. Persons present by telephone shall be deemed to be present "in person" for the purposes of the meeting. Meetings shall be held in accordance with a schedule established by the Board. In addition, the Chief Executive Officer or any Board Member may call a meeting of the Board upon at least five (5) Business Days' prior notice to the other Board Members, provided such notice may be waived by all of the Board Members for any individual meeting. Attendance of a Board Member at a meeting shall constitute a waiver of notice of the meeting, except where such Board Member attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and notes such objection on the record. A notice pursuant to this Section may be given orally or in writing, by personal delivery, by mail, by telephone, by facsimile or by electronic mail to such address, telephone or facsimile number as may be listed on the records of the Company.

(b) Quorum and Voting. Each Board Member shall have one (1) vote in all matters requiring a vote of the Board; provided, however, that in the event that the offices of Executive Chairman and Chief Executive Officer are held by the same Person, then such Person shall have only one (1) vote (and not two (2) votes) in all matters requiring a vote of the Board. The presence of Board Members constituting a Majority of the Board Members shall constitute a quorum at any meeting of the Board. The act of a Majority of the Board Members (regardless of the number of Board Members present at the meeting) shall be the act of the Board. If at any meeting of the Board there shall be less than a quorum present, the Board Member or Board Members present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall have been obtained; provided that the resumption of any such adjourned meeting shall be subject to (x) the participation of all of the Board Members initially participating in the adjourned meeting or (y) notice of the date and time for resumption of such adjourned meeting pursuant to **Section 6.2(a)** above. Any meeting not resumed, or if resumed not completed, during the originally scheduled time for such meeting, shall be deemed concluded at the end of such scheduled time, provided that this provision may be waived by all of the Board Members present at any such meeting.

(c) Recusal. With respect to any contracts, distributions, arrangements, or business dealings between the Company and any of its Affiliates, on one hand, and any Member or its Affiliates, on the other hand, other than any contracts, distributions, arrangements, or business dealings that are available or applicable to all Members or all Members of a certain class, any Board Member that is affiliated with such Member or its Affiliate shall recuse himself or herself from any vote on the matter.

(d) Written Consents in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the Board Members on the Board.

Section 6.3 Actions Requiring Approval of the Board. Except for such matters that are solely administrative or ministerial in nature, no Board Member, Officer or Agent of the Company shall (or have the power or authority to) approve or undertake any action or decision with respect to the Company without the approval of the Board.

Section 6.4 Actions Requiring Approval of the Members. Notwithstanding anything to the contrary contained herein, the Company shall not, nor shall the Board, approve or undertake or authorize any other Person to approve or undertake, and the Company and the Board shall not have the power or authority to approve or authorize any other Person to approve or undertake any of the following actions with respect to the Company or any of its Subsidiaries without the prior written consent of a Majority-in-Interest of the Class A-1 Members:

(i) create, authorize, offer, issue or sell to any Person any Units or any interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Units, except for any Units offered, issued or sold in accordance with **Section 6.4(iii)** below;

(ii) alter, revise or otherwise change the rights, preferences and powers of the Class A-1 Units in a manner that is adverse to the Class A-1 Members;

(iii) (x) enter into or approve any new equity incentive plan, option plan, Unit appreciation plan, phantom Unit plan, profit participation or similar rights plan pursuant to which Class A-2 Units may be issued (a "**Management Compensation Plan**") or (y) from and after the Effective Date, issue, offer or sell Class A-2 Units or options to acquire Class A-2 Units in an amount in excess of 12,096,335 Class A-2 Units under the

Business Incentive Plan, subject to adjustment for splits, subdivisions, combinations, reorganizations, reclassifications and other similar transactions;

(iv) enter into an agreement regarding, or consummate, a Sale Transaction (or enter into an agreement regarding, or consummate, a transaction constituting a similar transaction involving the Company and/or its Subsidiaries);

(v) take or effect any action that would cause the termination, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, except a liquidation in connection with a Sale Transaction that is otherwise duly approved;

(vi) redeem, repurchase or otherwise acquire any Units or other instruments directly or indirectly convertible, exercisable or exchangeable for Units other than pursuant to (x) a Management Compensation Plan, the Business Incentive Plan or any new equity incentive plan, option plan, Unit appreciation plan, phantom Unit plan, profit participation or similar rights plan that has been approved by the Class A-1 Members or (y) any purchase of Units pursuant to **Section 7.4** or **Article VIII**; or

(vii) increase or decrease the number of Board Members.

Section 6.5 Observers.

(a) From time to time and so long as Datek Online Management Corp. ("**Datek**") and its Affiliates hold any equity interests of the Company, Datek may appoint an observer (the "**Datek Observer**") to the Board, and such Datek Observer shall be entitled to (x) receive contemporaneously the same notice and other materials in respect of all meetings (or written consents) of the Board as are furnished to the Board Members, together with an agenda for any such meetings, (y) attend all meetings (and review all written consents) of the Board, and (z) participate in all discussions conducted at meetings (or with respect to actions to be taken by written consent) of the Board; provided, however, such Datek Observer shall not constitute a Board Member and shall not be entitled to vote on any matters presented to the Board and may be removed and replaced for any or no reason by Datek upon notice thereof; provided further that such Datek Observer may be required to leave, or not be allowed to attend, any meetings (or may not receive certain materials) if and to the extent the Board reasonably determines a conflict of interest, confidentiality concern or privilege arises or may arise in connection with the issues being discussed (or described in such materials). As of the Effective Date, the Datek Observer shall be JB Mackenzie.

(b) From time to time and so long as Valor and its Affiliates hold any equity interests of the Company, Valor may appoint an observer (the "**Valor Observer**") to the Board, and such Valor Observer shall be entitled to (x) receive contemporaneously the same notice and other materials in respect of all meetings (or written consents) of the Board as are furnished to the Board Members, together with an agenda for any such meetings, (y) attend all meetings (and review all written consents) of the Board, and (z) participate in all discussions conducted at meetings (or with respect to actions to be taken by written consent) of the Board; provided, however, such Valor Observer shall not constitute a Board Member and shall not be entitled to vote on any matters presented to the Board and may be removed and replaced for any or no reason by Valor upon notice thereof; provided further that such Valor Observer may be required to leave, or not be allowed to attend, any meetings (or may not receive certain materials) if and to the extent the Board reasonably determines a conflict of interest, confidentiality concern or privilege arises or may arise in connection with the issues being discussed (or described in such materials). As of the Effective Date, the Valor Observer shall be Vivek Pattipati.

(c) From time to time and so long as ConsenSys Inc. ("**ConsenSys**") and its Affiliates hold any equity interests of the Company, ConsenSys may appoint an observer (the "**ConsenSys Observer**") to the Board (and all committees thereof) and any board of managers (and any committees thereof) of any Subsidiary of the Company (collectively, the "**Eris Boards and Committees**"), and the ConsenSys Observer shall be entitled to (x) receive contemporaneously the same notice and other materials in respect of all meetings (or written consents) of the Eris Boards and Committees as are furnished to the members of the Eris Boards and Committee, together with an agenda for any such meetings, (y) attend all meetings (and review all written consents) of the Eris Boards and Committees, and (z) participate in all discussions conducted at meetings (or with respect to actions to be taken by written consent) of the Eris Boards and Committees; provided, however, the ConsenSys Observer shall not constitute a Board Member and shall not be entitled to vote on any matters presented to the Eris Boards and Committees and may be removed and replaced for any or no reason by ConsenSys upon notice thereof; provided further that the ConsenSys Observer may be excluded from access to any material or meeting or portion thereof if and to the extent the applicable Eris Board or Committee determines in good faith that such exclusion is reasonably necessary to preserve the attorney-client privilege, to avoid a conflict of interest, to protect highly confidential proprietary information, or for other similar reasons. The ConsenSys Observer may address the Eris Boards and Committees with respect to ConsenSys's concerns regarding significant business issues facing the Company or its Subsidiaries. As of the Effective Date, the ConsenSys Observer shall be Jeremy Millar.

(d) From time to time and so long as Devonshire Investors (Delaware) LLC ("**Devonshire**") and its Affiliates hold any equity interests of the Company, Devonshire may appoint an observer (the "**Devonshire Observer**") to the Eris Boards and Committees, and the Devonshire Observer shall be entitled to (x) receive contemporaneously the same notice and other materials in respect of all meetings (or written consents) of the Eris Boards and Committees as are furnished to the members of the Eris Boards and Committee, together with an agenda for any such meetings, (y) attend all meetings (and review all written consents) of the Eris Boards and Committees, and (z) participate in all discussions conducted at meetings (or with respect to actions to be taken by written consent) of the Eris Boards and Committees; provided, however, the Devonshire Observer shall not constitute a Board Member and shall not be entitled to vote on any matters presented to the Eris Boards and Committees and may be removed and replaced for any or no reason by Devonshire upon notice thereof; provided further that the Devonshire Observer may be excluded from access to any material or meeting or portion thereof if and to the extent the applicable Eris Board or Committee determines in good faith that such exclusion is reasonably necessary to preserve the attorney-client privilege, to avoid a conflict of interest, to protect highly confidential proprietary information, or for other similar reasons. The Devonshire Observer may address the Eris Boards and Committees with respect to Devonshire's concerns regarding significant business issues facing the Company or its Subsidiaries. As of the Effective Date, the Devonshire Observer shall be Thomas Jessop.

(e) From time to time and so long as Nasdaq and its Affiliates hold any equity interests of the Company, Nasdaq may appoint an observer (the "**Nasdaq Observer**") to the Eris Boards and Committees, and the Nasdaq Observer shall be entitled to (x) receive contemporaneously the same notice and other materials in respect of all meetings (or written consents) of the Eris Boards and Committees as are furnished to the members of the Eris Boards and Committee, together with an agenda for any such meetings, (y) attend all meetings (and review all written consents) of the Eris Boards and Committees, and (z) participate in all discussions conducted at meetings (or with respect to actions to be taken by written consent) of the Eris Boards and Committees; provided, however, the Nasdaq Observer shall not constitute a Board Member and shall not be entitled to vote on any matters presented to the Eris Boards and Committees and may be removed and replaced for any or no reason by Nasdaq upon notice thereof; provided further that the Nasdaq Observer may be excluded from access to any material or meeting or portion thereof if and to the extent the applicable Eris Board or Committee determines in good faith that such exclusion is reasonably necessary to preserve the attorney-client privilege, to avoid a conflict of interest, to protect highly confidential proprietary information, or for other similar reasons. The Nasdaq Observer may address the Eris Boards and Committees with respect to Nasdaq's concerns regarding significant business issues facing the Company or its Subsidiaries. The Company shall reimburse the Nasdaq Observer for reasonable business expenses incurred by the Nasdaq Observer in connection with attending meetings of the Eris Boards and Committees. As of the Effective Date, the Nasdaq Observer shall be Gary Offner.

(f) From time to time and so long as DRW Venture Capital LLC ("**DRW Venture Capital**") and its Affiliates hold any equity interests of the Company, DRW Venture Capital may appoint an observer (the "**DRW Observer**") to the Eris Boards and Committees, and the DRW Observer shall be entitled to (x) receive contemporaneously the same notice and other materials in respect of all meetings (or written consents) of the Eris Boards and Committees as are furnished to the members of the Eris Boards and Committee, together with an agenda for any such meetings, (y) attend all meetings (and review all written consents) of the Eris Boards and Committees, and (z) participate in all discussions conducted at meetings (or with respect to actions to be taken by written consent) of the Eris Boards and Committees; provided, however, the DRW Observer shall not constitute a Board Member and shall not be entitled to vote on any matters presented to the Eris Boards and Committees and may be removed and replaced for any or no reason by DRW Venture Capital upon notice thereof; provided further that the DRW Observer may be excluded from access to any material or meeting or portion thereof if and to the extent the applicable Eris Board or Committee determines in good faith that such exclusion is reasonably necessary to preserve the attorney-client privilege, to avoid a conflict of interest, to protect highly confidential proprietary information, or for other similar reasons. The DRW Observer may address the Eris Boards and Committees with respect to DRW Venture Capital's concerns regarding significant business issues facing the Company or its Subsidiaries. As of the Effective Date, the DRW Observer shall be Kimberly Trautmann.

Section 6.6 Officers. The Board may from time to time authorize or appoint individuals to act as Officers or agents of the Company on a general basis or for a specific purpose, which individuals shall have full power and authority to act for and bind the Company as authorized by the Board (including, but not limited to, (a) a Chief Executive Officer, who shall have such responsibilities, duties and authorities with respect to the Company and its Affiliates as are consistent with such title and office and as the Board may from time to time reasonably direct, and

(b) an Executive Chairman, who shall have such responsibilities, duties and authorities with respect to the Company and its Affiliates as the Board may from time to time reasonably direct). Each officer or agent of the Company appointed by the Board shall hold office until his, her or its successor is elected or appointed or until his, her or its earlier displacement from office by resignation, removal or otherwise; provided that if the term of office of any Officer or agent elected or appointed pursuant to this **Section 6.6** shall have been fixed by the Board, he or she shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him or her. Any officer or agent of the Company may resign by written notice to the Company and may be removed for cause or without cause by the Board in its sole discretion. Any number of offices may be held by the same person.

Section 6.7 Duties and Time Devoted to Business; Other Activities; Transactions with Affiliates.

(a) Except as provided in any Restrictive Covenant Agreement, none of the Class A-1 Members shall be required to devote any business time to the Company or its business.

(b) Except as provided in any Restrictive Covenant Agreement, the Board Members shall devote such time to the Company's business as they determine in their sole discretion is necessary to manage and supervise the Company's business and affairs in a professional manner.

(c) Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members, Board Members and their respective Affiliates and, subject to **Section 6.1(g)**, nothing contained in this Agreement shall preclude such dealings and undertakings.

(d) Except as provided in any Restrictive Covenant Agreement or as prohibited by Applicable Law, (i) the Class A-1 Members and the Board Members may engage in or possess interests in business ventures and may engage in other activities independently or with others in addition to those relating to the Company (including, without limitation, any activities or line of business that are the same or similar to, or otherwise in competition with, the business of the Company), (ii) the Class A-1 Members and the Board Members shall not be obligated to offer to the Company or pursue on behalf of the Company any business opportunities, (iii) each Member authorizes, consents to and approves of such present and future activities by each Class A-1 Member and Board Member, whether or not any such activities may conflict with any interest of the Company or any of the Members, and (iv) nothing contained herein shall be deemed to confer upon the Company or any Member any right or interest therein or to any income, gain, profit or other benefit derived therefrom.

(e) The Members acknowledge and agree that (i) the Class A-1 Members and the Board Members shall have no duties (including, but not limited to, any fiduciary duties) to the Company or the Members other than those duties expressly described herein, those duties that may be described in any Restrictive Covenant Agreement among a Member and the Company, and the implied contractual covenant of good faith and fair dealing, and (ii) so long as the Class A-1 Members and the Board Members act in a manner consistent with the implied contractual covenant of good faith and fair dealing and with the express provisions of this Agreement and any Restrictive Covenant Agreement, the Class A-1 Members and the Board Members shall not be in breach of any duties (including fiduciary duties) in respect of the Company and/or any Member otherwise applicable at law or in equity. The provisions of this Agreement, to the extent that they expand, restrict or eliminate the duties and liabilities of the Class A-1 Members and the Board Members otherwise existing at law or in equity, are agreed by the Members to replace fully and completely such other duties and liabilities of the Class A-1 Members and the Board Members. Subject to the foregoing but notwithstanding any other provision of this Agreement to the contrary or other applicable provision of law or equity, whenever in this Agreement the Class A-1 Members or the Board Members are permitted or required to make a decision or take an action (i) in their "sole discretion" or "discretion" or under a similar grant of authority or latitude, in making such decisions or taking such actions, the Class A-1 Members and the Board Members shall be entitled to take into account their own interests as well as the interests of the Members as a whole, or (ii) in "good faith" or under another expressed standard, the Class A-1 Members and the Board Members shall act under such express standard and shall not be subject to any other or different standard.

(f) Pursuant to Section 18-1101 of the Act, the Board Members' and Members' duties to the Members and the Company are hereby limited to those expressly provided in this Agreement, including, but not limited to, this **ARTICLE VI**, and any Restrictive Covenant Agreement.

(g) No provision of this Agreement shall be deemed to give any Person (including, but not limited to, any Member) any right to be employed or engaged by, or continue in the employ or engagement of, the Company or any of its Affiliates, create any inference as to the length of employment or engagement, affect the right of the Company or its Affiliates to terminate the employment of any at-will employee, with or without Cause or give any Person any right to participate in any employee welfare or benefit plan or other program of the Company or any of its Affiliates.

Section 6.8 Rights of the Members. Except as required by Applicable Law and **Section 6.4**, the Members shall not participate in the management or control of the Company's business nor shall they transact any business for the Company, nor shall they have the power to act for or bind the Company, said powers being vested solely and exclusively in the Board unless the Board has delegated its authority to any officer as permitted by **Section 6.3**.

Section 6.9 Liability and Indemnification.

(a) Except as otherwise required by non-waivable provisions of Applicable Law or as expressly set forth in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member in excess of its Capital Contribution, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Member, actions by such Member prohibited by this Agreement or as provided in any other written agreement between the Company and such Member.

(b) None of the Members, Board Members or officers shall be personally liable for the return of any portion of the Capital Contributions (or any return thereon) of the Members and the return, if any, of such Capital Contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members, Board Members or officers shall be required to pay to the Company or any Member any deficit in any Member's Capital Account upon the dissolution of the Company or otherwise. None of the Members, Board Members or officers shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any act performed by such Person within the scope of the authority conferred on such Person by the Board or this Agreement, except for gross negligence, fraud, bad faith or an intentional breach of this Agreement.

(c) The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Members, Board Members, officers and their respective partners, equity holders, members, managers, officers, trustees, advisory board members, directors, employees, attorneys and agents and other Affiliates (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company or by reason of the fact that such Person is or was a Member, Board Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, in each case within the scope of authority conferred on such Person by the Board or this Agreement, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted an intentional breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "**Third Party Claim**"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; provided, however, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Member shall be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

Section 6.10 Confidentiality.

(a) Each Member recognizes and acknowledges that such Member will be entrusted with or have access to confidential and proprietary information which is the property of the Company and/or third parties to which the Company or any of its Subsidiaries owes a duty of confidentiality (whether pursuant to Applicable Law, by contract or otherwise). Each Member therefore agrees that during the time that he, she or it is a Member and at all times thereafter, such Member shall (i) not, without the prior written consent of the Board, directly or indirectly use, copy or duplicate, or disclose or otherwise make available to any third party, any Confidential Information, (ii) not assert prior knowledge of any item of Confidential Information that such Member cannot prove by reasonably convincing documentary evidence, (iii) take such protective measures as may be reasonably necessary to preserve the secrecy and interest of the Company or any of its Subsidiaries in the Confidential Information, and (iv) not, without the prior written consent of the Board, utilize or convert Confidential Information for such Member's own benefit or gain, of whatever nature; provided, however, that each Member shall be permitted to use, copy or duplicate, or disclose or otherwise make available Confidential Information: (A) in the performance of such Member's duties with respect to the Company or any of its Subsidiaries; (B) to such Member's consultants, employees, officers, directors, equity holders, agents and such Member's legal, tax, accounting, financial or other professional advisors ("**Representatives**") so long as such Representatives are bound to comply with the terms of this **Section 6.10** or are bound by a similar legal requirement, professional code of ethics or similar rules at least as stringent as the terms of this **Section 6.10**; (C) as required by Applicable Law, regulatory authority, self-regulatory organization or recognized investment exchange, in each case, in any jurisdiction to which such Member and/or its Affiliates is subject; provided, however, that to the extent permitted by law, such Member provides the Company with prompt notice of such requirement to enable the Company to seek an appropriate protective order, waive compliance with the provisions of this Agreement or take other appropriate action and (D) to such Member's Affiliates (provided, that any such Affiliate shall be subject to the confidentiality obligations otherwise set forth herein with respect to such Confidential Information). A Member shall be responsible for any violations of this **Section 6.10** by its Representatives. Upon ceasing to be a Member for any reason whatsoever, or at any time requested by the Board, each Member shall promptly deliver or cause to be delivered any and all Confidential Information in such Member's possession, custody or control. As between the Company and each Member, the Company is and shall remain the exclusive owner of all rights, title and interest in and to the Confidential Information.[1]

(b) Each Member acknowledges and agrees that the covenants set forth in this **Section 6.10** are reasonable and necessary for the protection of the Company's business interests, that the other Members would not have purchased Units or entered into this Agreement without such covenants, that irreparable injury will result to the Company and its Subsidiaries if such Member breaches any of the terms of such covenants, and that in the event of such Member's actual or threatened breach of any of such covenants, the Company will not have an adequate remedy at law. Each Member accordingly agrees that, in the event of any actual or threatened breach of any of the covenants of this **Section 6.10**, the Company shall be entitled to seek

[1] Pursuant to 18 USC § 1833(b), an individual may not be held criminally or civilly liable under any federal or state trade secret law for disclosure of a trade secret: (i) made in confidence to a government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; and/or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Additionally, an individual suing an employer for retaliation based on the reporting of a suspected violation of law may disclose a trade secret to his/her attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal and the individual does not disclose the trade secret except pursuant to court order

injunctive and other equitable relief (without the necessity of showing actual monetary damages or of posting any bond or other security). Each Member shall pay all of the costs and expenses, including attorneys' fees and court costs, the Company incurs in obtaining any judicial relief or in otherwise enforcing any of such Member's obligations or the Company's rights under this Agreement in the event the Company prevails in such relief or action hereunder.

ARTICLE VII

TRANSFER OF MEMBERSHIP RIGHTS AND UNITS; WITHDRAWAL OF MEMBERS

Section 7.1 Transfers.

(a) Notwithstanding anything to the contrary contained herein, no Member may Transfer any Units or other Membership Rights except if such Transfer is (i) permitted by **Section 7.2**, (ii) required by **Section 7.4** or **ARTICLE VIII**, (iii) required by **Section 7.6**, (iv) permitted by **Section 7.7** or **Section 7.8**, or (v) with the prior written consent of the Board. Any transferee of Units from a Member pursuant to a Transfer in accordance with (A) clause (i) or (iii) of the preceding sentence shall automatically be admitted as a Member and such admission shall not require the consent of the Board, and (B) clause (ii), (iv) or (v) of the preceding sentence shall be deemed to be an unadmitted assignee of the transferring Member and shall only be admitted as a Member (and granted Membership Rights) upon the written approval of the Board, which approval may be given or withheld in its sole discretion. Class A-2 Units may be subject to such additional restrictions on Transfer as the Company may impose at the time of the issuance of such Units.

(b) Each Member agrees that such a transferee of Units will, upon the request of the Board, execute such transfer instruments reasonably required by the Board to Transfer Units permitted to be Transferred hereunder together with such other documentation as the Board may reasonably require, including certificates or other documents to preserve the limited liability of the Members under the laws of the jurisdictions in which the Company is doing business. Each Member further agrees that such transferee will pay all reasonable expenses, including, but not limited to, attorneys' fees and the cost of the preparation, filing and publishing of any amendment to the Certificate of Formation or this Agreement, incurred by the Company in connection with such Transfer.

(c) Each Member hereby acknowledges the reasonableness of the prohibitions contained in this **ARTICLE VII** in view of the purposes of the Company and the relationship of the Members. Any attempted Transfer in violation of this **ARTICLE VII** shall be void *ab initio* and of no force or effect.

(d) The Transfer of Membership Rights and the admission of a substituted Member shall not be cause for dissolution of the Company.

(e) Upon the Transfer of any Units or Membership Rights in accordance with the provisions of this **ARTICLE VII**, **Schedule A** shall be amended by the Board accordingly.

Section 7.2 Permitted Transfers.

(a) Subject to **Section 7.1**, any Member (other than a Class A-2 Member) may Transfer its Units so long as such Transfer is pursuant to a Permitted Transfer and the following conditions are satisfied:

(i) The Transfer will not require registration of Units under the Securities Act or any state securities laws and, if requested by the Board, the transferor delivers to the Company an opinion (reasonably acceptable in form and substance to the Board) of legal counsel reasonably acceptable to the Board to such effect;

(ii) The transferee delivers to the Company a written instrument agreeing to be bound by all of the terms of this Agreement reasonably acceptable in form and substance to the Board;

(iii) The Transfer will not result in the Company being treated as an association taxable as a corporation for Federal income tax purposes;

(iv) The Transfer will not cause the Company to be treated as a "publicly traded partnership" within the meaning of Sections 7704 and 469(k)(2) of the Code;

(v) The transferor or the transferee delivers the transferee's taxpayer identification number and the transferee's initial tax basis in the Transferred Units to the Company;

(vi) The Permitted Transferee shall covenant to the Company that it shall remain a Permitted Transferee of the transferor until the Company is dissolved pursuant to **ARTICLE IX** hereof and, if such Permitted Transferee ceases to be a Permitted Transferee, then such Permitted Transferee will promptly Transfer its Units back to the Member from which it acquired such Units; and

(vii) The Transfer will not result in the Company or any of its Subsidiaries or other Affiliates becoming statutorily disqualified under any applicable federal or state securities, futures or commodities law or the regulations thereunder or is suspended or disqualified by any governmental, regulatory or self-regulatory body governing the business of the Company or any of its Subsidiaries or other Affiliates.

(b) For purposes hereof, a "**Permitted Transfer**" means a Transfer of Units by a Member (other than a Class A-2 Member) that is (i) to a trust solely for the benefit of such Member or such Member's Family Members in respect of which such Member serves as the sole trustee; provided that the trust instrument governing said trust shall provide that such Member, as trustee, shall retain sole and exclusive control over the voting and disposition of such Units, (ii) to a partnership or limited liability company whose only owners are such Member and/or his Family Members and such Member retains sole and exclusive management control over such partnership or limited liability company, including sole and exclusive control over the voting and disposition of such Units or (iii) if such Member is an entity, to a Person that is an Affiliate of such Member. Any transferee in a Permitted Transfer is referred to herein as a "**Permitted Transferee**".

(c) In the event that any Permitted Transferee ceases to be an Affiliate of the transferring Member other than pursuant to a sale of all of such transferring Member's business,

(i) any such event shall be deemed a material breach of this Agreement, (ii) such Permitted Transferee shall automatically be deemed an unadmitted assignee and shall no longer be a Member or have any Membership Rights and (iii) such Permitted Transferee shall be subject to the provisions of **Section 7.4**.

Section 7.3 Voluntary Withdrawal of Members.

(a) Except as provided in **Section 7.3(b)** and **Section 7.3(c)**, no Member shall have the right or power to effect a Voluntary Withdrawal from the Company and any attempted Voluntary Withdrawal by a Member shall be void *ab initio* and of no force or effect, and any Member who shall attempt to effect a Voluntary Withdrawal in a manner that is not consistent with **Section 7.3(b)** or **Section 7.3(c)** shall be in intentional breach of this Agreement and subject to **Section 7.4**. Except as provided in **Section 7.3(b)** and **Section 7.3(c)**, no Member who shall effect a Voluntary Withdrawal shall be entitled to receive, in liquidation of its Units, pursuant to the Act or otherwise, the fair value of the Member's Units as of the date of any Voluntary Withdrawal.

(b) Notwithstanding **Section 7.3(a)**, an Affected Member shall be entitled to effect a Voluntarily Withdrawal from the Company if such Affected Member reasonably determines that its continuation as a Member of the Company would likely result in material reputational harm to such Affected Member or any of their respective Affiliates due to (i) any order of any Governmental Body barring or suspending the right of the Company or any of its Subsidiaries or any of its or their respective senior officers or another Member to be associated with, or a member of, a designated contract market, exempt board of trade or derivatives clearing organization, (ii) any disciplinary or enforcement action, suit, claim, complaint, investigation, inquiry or proceeding by any Governmental Body against the Company or any of its Subsidiaries or any of its or their respective senior officers or any other Member that alleges market manipulation or other similar violation by such party, (iii) any action, suit, claim, complaint, investigation, inquiry or proceeding by any Governmental Body against the Company or any of its Subsidiaries or any of its or their respective senior officers or any other Member alleging fraud or misappropriation by such party, or (iv) any other violation of Applicable Law by the Company, any of its Subsidiaries, or any of its or their respective senior officers or any other Member that has a material detrimental effect of the reputation of the Company or any of its Subsidiaries or any of its or their respective senior officers or another Member, as applicable (each, a "**Trigger**"). If the Company gives an Affected Member written notice of a Trigger, which notice must include a description of the facts and circumstances that constitute a Trigger, then such Affected Member shall have ninety (90) days after the date of receipt of such notice to exercise its right to effect a Voluntary Withdrawal. For the avoidance of doubt, if written notice is not given to an Affected Member with respect to a Trigger, then such Affected Member's right to effect a Voluntary Withdrawal pursuant to this **Section 7.3(b)** due to such Trigger shall not be subject to any time period limitation. Any Affected Member who effects a Voluntary Withdrawal pursuant to this **Section 7.3(b)** shall retain a non-voting, economic interest in the Company which shall include, without limitation, its entitlement to distributions under **ARTICLE IV** and **ARTICLE IX**, the put right of **Section 8.1** and the allocation of profits and losses under **ARTICLE V** (including Sch**edule A**), and any such non-voting, economic interest shall be subject to the anti-dilution provisions of **Section 3.6**, in each case, as if it continued to be a Class A-1 Member. Each such Affected Member that effects a Voluntary Withdrawal shall cease to be a Member or have

Membership Rights, including, without limitation, the right to vote on any matters coming before the Members, (provided, however, that such Member shall retain the right to inspect the books and records of the Company pursuant to **Section 11.2** hereof), but shall remain bound by and subject to all of the obligations of a Member under this Agreement. Each Affected Member who effects a Voluntary Withdrawal shall be subject to and bound by any amendments to and waivers of any provisions of this Agreement so long as such amendment or waiver does not (i) disproportionately impact, in a manner adverse to such Affected Member, the rights or obligations retained by such Affected Member under this Agreement following its Voluntary Withdrawal or (ii) increase such Affected Member's obligation to make Capital Contributions following its Voluntary Withdrawal, in each case, without such Affected Member's prior written consent. The Company shall, upon written request of a withdrawing Affected Member, provide such information as may be reasonably requested by such withdrawing Affected Member for the purpose of confirming compliance with this **Section 7.3(b)**.

(c) Notwithstanding **Section 7.3(a)**, each Class A-1 Member shall have the right, upon at least thirty (30) days prior written notice to the Company, to require the Company to redeem all Class A Units held by such Member for an aggregate purchase price of $1, and to withdraw from the Company as a Class A-1 Member. The Class A Units to be purchased pursuant to this **Section 7.3(c)** shall be purchased and sold at such place and time as the Board designates; provided that the closing in connection with a repurchase of such Class A Units shall take within ten (10) Business Days after the applicable Class A-1 Member's written notice to the Company of its election to sell its Class A Units pursuant to this **Section 7.3(c)**. The Company shall give the applicable Class A-1 Member at least five (5) Business Days prior written notice of the time, date and place of the closing. At the closing, the applicable Class A-1 Member shall deliver to the Company duly endorsed transfer documents reasonably required by the Company to transfer all of the Class A Units to be purchased by the Company pursuant to this **Section 7.3(c)**, free and clear of all claims, liens or encumbrances from any third party, together with such other documentation as the Company may reasonably require, including an agreement containing representations and warranties with respect to due authority, enforceability, no conflicts or violations, no required consents or approvals and valid title to such Units to be purchased by the Company, free and clear of all claims, liens or encumbrances of third parties.

Section 7.4 Transfers by Operation of Law, Involuntary Withdrawal, Breach of Agreement.

(a) Immediately upon the occurrence of (i) an Involuntary Withdrawal, (ii) a Transfer of Units effected by operation of law (other than a merger or amalgamation or similar transaction provided by statute involving the Company), which does not constitute an Involuntary Withdrawal, including but not limited to divorce or dissolution of marriage, with respect to any Member (an "**Operation of Law Transfer**"), or (iii) a material breach of this Agreement by a Member including any attempted Voluntary Withdrawal by a Member other than pursuant to **Section 7.3(b)** or **Section 7.3(c)** (any such Involuntary Withdrawal, Operation of Law Transfer or material breach of this Agreement, a "**Transfer Event**"), the successor of the withdrawn Member, if any, the transferee of the Operation of Law Transfer or the breaching Member, as applicable, shall thereupon automatically become an unadmitted assignee, and such successor Member, transferee of the Operation of Law Transfer and breaching Member, shall, subject to **Section 7.4(b)**, be deemed an unadmitted assignee and shall be entitled to an economic interest in the

Company but shall no longer be a Member or have any other Membership Rights; provided that none of the predecessor or the successor Member, the transferor or transferee of the Operation of Law Transfer, or the breaching Member shall be entitled to receive in liquidation of its Units the fair value of the withdrawn, transferor or breaching Member's Units as of the date of the Transfer Event unless otherwise provided by this Agreement.

(b) Upon the occurrence of any Transfer Event (but not including any Member whose Units could be repurchased pursuant to **ARTICLE VIII** as a result of such Transfer Event and except as otherwise agreed to in writing by a Member and the Company), the Company shall have the right, but not the obligation, to purchase from such successor of the withdrawn Member or unadmitted assignee, transferee of the Operation of Law Transfer and breaching Member, as applicable (each such Person is referred to herein as a "**Seller**"), any or all Units (x) held by the withdrawing Member, (y) Transferred pursuant to the Operation of Law Transfer or (z) held by the breaching Member (such Units referred to herein as "**Seller Units**") upon the following terms and conditions:

(i) The foregoing option shall be exercisable by written notice to the Seller provided within one (1) year of the later of (x) the date of the Transfer Event, and (y) the date upon which the Company acquires actual notice of such Transfer Event.

(ii) The purchase price for the Seller Units to be purchased as of the date of such Transfer Event shall be equal to the product of the Company Book Value as of the date of such Transfer Event, times the Percentage Interest represented by such Seller Units as of the date of such Transfer Event.

(iii) Subject to **Section 8.7**, the aggregate purchase price for the Seller Units to be purchased pursuant to this **Section 7.4(b)** may be paid in cash at the closing of such purchase or may be paid by delivery of an unsecured promissory note subordinated and junior in right of payment to all other indebtedness of the Company with customary terms and conditions, payable in three (3) equal annual installments, with the first installment due on the first anniversary of the closing and the subsequent annual installments due on the successive anniversary dates of the closing. Interest shall accrue from the date of the closing on the balance of the purchase price remaining unpaid from time to time at the "Applicable Federal Rate" (as defined in the Code) in effect at the time of purchase, and accrued interest shall be payable together with each annual installment of the purchase price. All or part of the purchase price may be prepaid at any time without penalty or premium. As a condition to the issuance of the subordinated promissory note described above, the payee thereunder agrees to promptly execute, verify, deliver and file any (i) subordination, intercreditor or similar agreement requested by any holder of other indebtedness of the Company, and (ii) any other agreement, document or instrument thereafter requested by any holder of other indebtedness of the Company from time to time in connection with such subordination.

(iv) Seller Units to be purchased pursuant to this **Section 7.4(b)** shall be purchased and sold at such place and time as the Company designates. The Company shall give the Seller at least five (5) Business Days' prior written notice of the time, date, and place of closing. At the closing, the Seller shall deliver to the Company appropriate duly endorsed transfer instruments reasonably required by the Company to transfer all of the Seller Units as to which the Company has delivered a notice of its intent to purchase pursuant to this **Section 7.4(b)**, free and clear of all claims, liens and encumbrances from any third parties, together with such other documentation as the Company may reasonably require, including an agreement containing representations and warranties with respect to due authority, enforceability, no conflicts or violations, no required consents or approvals and valid title to the Seller Units, free and clear of all claims, liens or encumbrances of third parties.

(v) If the Seller fails, for any reason, to tender the documents required for the purchase and sale of the Seller Units to be purchased by the Company from such Seller at the time and place specified by the Company pursuant to **Section 7.4(b)(iv)** hereof, the Seller shall be deemed to have assigned all of its right, title and interest in and to such Seller Units to the Company, and the Seller shall cease to have any rights with respect to such Seller Units except only to receive the purchase price therefor as computed pursuant to this **Section 7.4(b)** and such Seller Units shall be cancelled on the Company's books and shall no longer be outstanding.

Section 7.5 Consequences of Withdrawal. The Voluntary Withdrawal or Involuntary Withdrawal of a Member shall not cause a dissolution of the Company, but, except as otherwise provided in **Section 7.3(b)**, the rights of such Member to share in the profits and losses of the Company, to receive distributions of Company funds and to assign its Units pursuant to this **ARTICLE VII** shall, on the occurrence of such an event, devolve on such Member's estate, trustee, receiver or other successor, subject to the terms and conditions of this Agreement, including **Section 7.4**, and the Company shall continue as a limited liability company. The estate, trustee, receiver or other successor, as the case may be, shall be liable for all the obligations of the withdrawn Member. However, such estate, trustee, receiver or other successor shall be deemed to be an unadmitted assignee of the withdrawn Member and shall not become a Member except in accordance with this **ARTICLE VII**.

Section 7.6 Drag-Along.

(a) If a Sale Transaction to an Unaffiliated Third Party is approved by the Board and the Members in accordance with **Section 6.4** (an "**Approved Sale**"), each Member shall (i) consent to (if, and only if, such Member's consent is required with respect thereto pursuant to Applicable Law) and raise no objection to the Approved Sale or the process pursuant to which the Approved Sale was arranged, (ii) waive any dissenter's rights and other similar rights, and (iii) (x) if the Approved Sale is structured as a sale of Units (or other equity interests of the Company), agree to sell all Units (or other equity interests of the Company) held by such Member on the terms and conditions approved by the Board, (y) if the Approved Sale is structured as a merger or consolidation, vote in favor thereof (if, and only if, such Member has the right to vote with respect thereto pursuant to Applicable Law), and (z) if the Approved Sale is structured as a sale of all or substantially all of the assets of the Company, vote in favor thereof and will vote in favor of the subsequent dissolution and liquidation of the Company pursuant to **Section 7.6(e)** (in each case, if, and only if, such Member has the right to vote with respect to such matters pursuant to Applicable Law).

(b) In addition to the actions described in **Section 7.6(a)** above, each Member agrees to cooperate in consummating an Approved Sale, including, but not limited to, by (i) becoming a party to, executing and delivering the sale agreement (the "**Sale Agreement**") and all other appropriate related agreements, (ii) delivering at the consummation of such Approved Sale, instruments of transfer for the Units (or other equity interests of the Company) held by such Member reasonably required by the Company, duly endorsed for transfer, free and clear of all claims, liens and encumbrances, and (iii) taking any other necessary or appropriate action in furtherance thereof. The foregoing notwithstanding, no Member shall be required to agree to any covenants (including any covenant regarding indemnification) or make any representation or warranty or sign any agreement other than a representation or warranty with respect to the power and authority of such Member and such Member's ownership of and title to such Member's Units.

(c) The obligations of each Member with respect to an Approved Sale are subject to the satisfaction of the following conditions:

(i) upon the consummation of the Approved Sale, each Member will receive the same form and amount of consideration per Unit as each other Member or if any Members are given an option as to the form and amount of consideration to be received per Unit, all Members shall be given the same option; provided that such condition shall be subject to, and deemed satisfied if the form and amount of consideration per Unit received by each Member is not the same due to the liquidation preferences contained in **Section 9.3** of this Agreement.

(ii) no Member shall be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such Sale Transaction, other than by the Company.

(iii) the liability for indemnification, if any, of Members in such Sale Transaction and for any inaccuracy of any representations and warranties made by the Company or its Members in connection with such Sale Transaction is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breaches of representations, warranties and covenants of the Company as well as any breaches by Members) and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member in connection with such Sale Transaction.

(iv) liability will be limited to such Member's applicable share (determined based on respective proceeds payable to each Member in connection with such Sale Transaction) of an aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Sale Transaction, except with respect to claims related to fraud or breaches of covenants by such Member, the liability for which need not be limited as to such Member.

(d) All Members shall bear their own expenses related to the Approved Sale, to the extent such costs are not otherwise paid by the Company.

(e) Upon the consummation of an Approved Sale structured as a sale of all or substantially all of the assets of the Company, the Members shall cooperate and take all steps necessary to distribute the proceeds therefrom in accordance with **Section 9.3**.

Section 7.7 Right of First Refusal.

(a) If any Class A-1 Member desires to Transfer (a "**Selling Member**") any of or all its Class A-1 Units to any third party (the "**Proposed Sale**"), other than pursuant to **Section 7.2**, **Section 7.6**, **Section 7.8** or **Section 8.2** and such Transfer has been approved by the Board, the Selling Member first shall give a notice (the "**First Offer Notice**") of such desire to the other Class A-1 Members. The First Offer Notice shall specify (A) the number of Class A-1 Units proposed to be sold (the "**Offered Securities**"), (B) the aggregate consideration to be paid therefor, (C) the identity of the prospective transferee(s), and (D) the other material terms and conditions of the Proposed Sale. Each Class A-1 Member shall have the right to purchase all or part of the Offered Securities on a *pro rata* basis in accordance with its Proportionate Interest (as defined below) for the aggregate consideration to be paid therefor and on the other terms and conditions of the Proposed Sale specified in the First Offer Notice by giving notice (the "**Acceptance Notice**") to the Selling Member within fifteen (15) days after receipt of the First Offer Notice. Any Class A-1 Member that elects to purchase its Proportionate Interest also may indicate in its Acceptance Notice, if it so elects, its desire to purchase a portion of the Offered Securities in excess of its Proportionate Interest, stating the maximum dollar amount of such excess (the "**Excess Amount**"). If one or more Class A-1 Members decline to participate in such purchase or elect to purchase less than such Class A-1 Member's Proportionate Interest, then the pro rata participations or the balance of such participations of such declining Class A-1 Members shall automatically be deemed to be accepted by any Class A-1 Member that sets forth an Excess Amount in its Acceptance Notice in an amount not greater than such Excess Amount, such acceptance to be allocated among such Members in proportion to their respective Proportionate Interests. If the portion of the Offered Securities allocable to any accepting Class A-1 Member exceeds its Excess Amount, such excess shall be allocated among the remaining Class A-1 Members electing to purchase an Excess Amount in proportion to their respective Proportionate Interests, and such procedure shall be employed until the entire Excess Amount of Class A-1 Members electing to purchase an Excess Amount has been satisfied or all the Offered Securities have been allocated.

(b) As used herein, the term "**Proportionate Interest**" of a Class A-1 Member means the percentage of Offered Securities offered by a Selling Member which such Class A-1 Member is entitled to purchase pursuant to this **Section 7.7**. Such percentage, as to each Class A-1 Member, shall be computed as one hundred (100) times a fraction, the numerator of which is equal to the number of Class A-1 Units then held by such Class A-1 Member and the denominator of which is equal to the total number of Class A-1 Units then held by all Class A-1 Members who are entitled to purchase the Offered Securities pursuant to this **Section 7.7**.

(c) If the Class A-1 Members fail to elect to purchase the entire Offered Securities within the time periods specified in the foregoing paragraphs, then the Selling Member (i) shall be under no obligation to Transfer any Offered Securities to any Class A-1 Member, and (ii) shall have the right to Transfer, within a period of 90 days after receipt by the Company of the First Offer Notice, all (but not less than all) the Offered Securities at a price not less than the consideration to be paid therefor and on the other terms and conditions as specified in the First

Offer Notice. The purchase price specified in any First Offer Notice shall be payable solely in cash at the closing of the transaction. If at the expiration of such 90-day period, the Selling Member has not completed the Transfer of all the Offered Securities, the Selling Member shall no longer be permitted to Transfer any such Offered Securities pursuant to this **Section 7.7** without again complying with the rights of first offer set forth in this **Section 7.7**.

(d) For greater certainty, no Member shall be permitted to Transfer any Offered Securities to any third party pursuant to this **Section 7.7** (other than to Class A-1 Members exercising their right under this **Section 7.7**), unless the Transfer and the transferee are approved by the Board as provided in **Section 7.1(a)(v)**.

Section 7.8 Co-Sale Rights. Subject to **Section 7.1(a)**, in the event that any Class A-1 Member or any of such Member's respective Permitted Transferees proposes to sell for value to any Person (other than to the Company or another Permitted Transferee or any sale pursuant to **Section 7.4** or **ARTICLE VIII**), more than five percent (5%) of the Class A-1 Units held by such Member as of the date such Member was admitted to the Company, calculated individually or in the aggregate with any other sales by such Member or such Member's Permitted Transferee, whether in one transaction or a series of transactions (a "**Co-Sale Transfer**"), as a condition to such Co-Sale Transfer, each other Class A-1 Member shall be offered an opportunity to participate in such Co-Sale Transfer on the terms and in the manner set forth in this **Section 7.8**. In order to effectuate the foregoing:

(a) The Person or Persons proposing to make such Co-Sale Transfer (the "**Co-Selling Member(s)**") shall deliver a written notice (the "**Co-Sale Notice**") to each Class A-1 Member prior to making such Co-Sale Transfer. The Co-Sale Notice shall state such Selling Member(s)' intention to consummate the Co-Sale Transfer, the number of Class A-1 Units proposed to be sold, the identity of the proposed transferee (the "**Purchaser**"), other material terms and conditions applicable to such sale and the form and amount of the consideration to be paid per Unit to be sold.

(b) Each Class A-1 Member may elect to participate in the proposed Co-Sale Transfer on the terms and conditions set forth in the Co-Sale Notice by delivering written notice (the "**Election Notice**") to the Co-Selling Member(s) who served the Co-Sale Notice within fifteen (15) days following the date of receipt of the Co-Sale Notice, setting forth the number of Units which such Member elects to sell to the Purchaser pursuant to this **Section 7.8(b)**. As a condition to such Co-Sale Transfer, each Class A-1 Member shall be afforded the opportunity to sell (on terms and conditions set forth in the Co-Sale Notice) to the Purchaser up to a number of Class A-1 Units equal to the product of such Member's Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth and calculated without reference to any outstanding Class A-2 Units) multiplied by the number of Class A-1 Units to be sold pursuant to the Co-Sale Transfer. For greater certainty, Class A-1 Members may deliver both an Election Notice, pursuant to this **Section 7.8**, and an Acceptance Notice, pursuant to **Section 7.7**, with respect to any single proposed Transfer as to which both Sections may be applicable. In such event, the Election Notice shall only be effective if the Class A-1 Members have not acquired all of the Units proposed to be Transferred by the transferring Member.

(c) If a Class A-1 Member gives an Election Notice, such Member shall deliver to the Purchaser, at a closing to be held at the office of the Company (or as the Co-Selling Member(s) and the Purchaser agree), such documents, agreements and certificates as may reasonably be requested by the Company to consummate the transaction. All Members shall bear their own expenses related to the transaction, to the extent such costs are not otherwise paid by the Company.

(d) As a condition to the effective exercise of the rights set forth in this **Section 7.8**, each participating Member shall join in and agree to be bound by all provisions of the agreement pursuant to which the Purchaser is to acquire Class A-1 Units from the Co-Selling Member(s) (the "**Co-Sale Agreement**") including, without limiting the generality of the foregoing, by (i) becoming a party to, executing and delivering the Co-Sale Agreement and all other appropriate related agreements, (ii) delivering at the consummation of such Co-Sale Transfer instruments of transfer for the Class A-1 Units held by such Member required by the Company or the Purchaser, duly endorsed for transfer, free and clear of all claims, liens and encumbrances, and (iii) taking any other necessary or appropriate action in furtherance thereof, including the execution and delivery of any other appropriate agreements, certificates, instruments and other documents. In furtherance of the foregoing and by way of illustration, each participating Member agrees to make any representation or warranty and agrees to be bound by any covenant, obligation or other agreement in the Co-Sale Agreement that the Co-Selling Member(s) have agreed to make or be bound by, including, but not limited to, representations and warranties with respect to such participating Member, such participating Member's ownership of and good title to the Units to be sold, non-competition covenants, non-solicitation covenants and other restrictive covenants, indemnification covenants, agreements with respect to amounts paid into escrow, amounts subject to holdbacks or amounts subject to post-closing purchase price adjustments, and agreements to appoint representatives and grant powers of attorney with respect to such participating Member.

Section 7.9 Transferees Bound by Agreement. Any successor or transferee of a Member shall be subject to and bound by all of the provisions of this Agreement as if such successor or transferee was originally a party to this Agreement.

ARTICLE VIII

REPURCHASE OF UNITS

Section 8.1 Put Option/Call Right.

(a) Each Affected Member shall have the right, but not the obligation, to sell to the Company (and the Company shall be obligated to purchase) all, but not less than all, of the Class A-1 Units held by such Affected Member (the "**Put Option**"), for an aggregate purchase price equal to the Company Book Value multiplied by the Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth) represented by such Class A-1 Units as of the last day of the month in which such Affected Member notifies the Company of its intent to exercise the Put Option.

(b) The Put Option shall only be exercisable by an Affected Member from time to time after the fifth (5th) anniversary of the date such Affected Member was admitted to the

Company upon at least forty-five (45) days advance written notice to the Company, and such repurchase shall be effective as of the closing in accordance with **Section 8.5** below.

(c) Notwithstanding **Section 8.1(b)** hereof, in the event that any BHC Member's and its Affiliates' aggregate equity interest in the Company exceeds 24.99% of the total outstanding equity interests of the Company (or such greater or lesser percentage as may be deemed to provide or constitute "control" under the BHC Act and Regulation Y promulgated thereunder) (the "**Bank Holding Threshold Percent**") for any reason, (i) such BHC Member shall have the right, but not the obligation, to sell to the Company (and the Company shall be obligated to purchase) such number of Class A-1 Units held by such BHC Member as such BHC Member shall, in its reasonable discretion, determine to be necessary in order to sufficiently reduce such BHC Member's and its Affiliates' aggregate equity interest in the Company below the Bank Holding Threshold Percent (the "**BHC Put Option**") and (ii) the Company shall have the right, but not the obligation, to purchase from such BHC Member (and such BHC Member shall be obligated to sell), such number of Class A-1 Units held by such BHC Member as the Company shall, in its sole discretion, determine to be necessary, in order to reduce such BHC Member's and its Affiliates' aggregate equity interest in the Company to (but not less than) the Bank Holding Threshold Percent (the "**Company Call Option**"). The purchase price for the purchase and sale of the Class A-1 Units pursuant to this **Section 8.1(c)** shall be equal to the Company Book Value multiplied by the Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth) represented by such Class A-1 Units as of the last day of the month in which the exercise of the BHC Put Option or the Company Call Option, as applicable, occurs. The BHC Put Option shall become immediately exercisable upon delivery by such BHC Member to the Company of written notice that such BHC Member's and its Affiliates' aggregate equity interest in the Company exceed(s) the Bank Holding Threshold Percent, and the Company Call Option shall become immediately exercisable upon delivery to such BHC Member by the Company of written notice that such BHC Member's and its Affiliates' aggregate equity interest in the Company exceeds the Bank Holding Threshold Percent; provided, however, that the Company Call Option shall immediately terminate in the event that such BHC Member's and its Affiliates' aggregate equity interest in the Company exceeds 49.99%.

Section 8.2 Affected Member Exit.

(a) In the event (1) an Affected Member or its Affiliates is prohibited or restricted from holding, or is otherwise not permitted to hold, all or a portion of its Class A-1 Units under Applicable Law (whether now existing or hereafter arising) or (2) of a change in the Company's or any of its Subsidiaries' respective business which causes or could reasonably be expected to cause an Affected Member or its Affiliates to be prohibited or restricted from holding, or makes it otherwise impermissible for an Affected Member or its Affiliates to hold, all or a portion of its Class A-1 Units under Applicable Law (whether now existing or hereafter arising) (the occurrence of any event in clauses (1), (2) or (3) of this **Section 8.2(a)**, an "**Affected Member Exit Event**"), in each case, such Affected Member shall have the right, but not the obligation to (either of (i) or (ii) below, an "**Affected Member Exit**"):

(i) subject to the approval of the Board (excluding any Board Member who is a representative of the Affected Member that is exercising its right to exit pursuant to this **Section 8.2**), solicit indications of interest from one or more third parties (including, for purposes of clarification, the other Members) for the purchase and sale of all of the Class A-1 Units held by such Affected Member and, subject to the subsequent approval of the Board, of an identified third party purchaser, sell to such third party purchaser all of the Class A-1 Units held by such Affected Member; and

(ii) regardless of whether the Board permits such Affected Member to solicit indications of interest from and further permits the sale of all of the Class A-1 Units held by such Affected Member to one or more third parties, sell to the Company (and the Company shall be obligated to purchase) all of the Class A-1 Units held by such Affected Member.

(b) In order to exercise any Affected Member Exit, on or before the date that is one hundred eighty (180) days after such Affected Member Exit, such Affected Member must provide written notice of the intent to effect such Affected Member Exit to the Company and, to the extent that the Affected Member Exit Event occurs as a result of the events set forth in **Section 8.2(a)(2)** or **(3)**, a legal memorandum of outside counsel as to the existence or occurrence of such Affected Member Exit Event (to the extent permitted by Applicable Law).

(c) The purchase price for the purchase and sale of the Class A-1 Units to the Company pursuant to **Section 8.2(a)(ii)** shall be equal to the Company Book Value multiplied by the Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth) represented by such Class A-1 Units as of the last day of the month in which the legal memorandum described in **Section 8.2(b)** was delivered to the Company by such Affected Member. For the avoidance of doubt, the purchase price for the purchase and sale of the Class A-1 Units to one or more third parties pursuant to **Section 8.2(a)(i)** shall be determined by mutual agreement of such Affected Member and such third parties.

(d) Notwithstanding anything to the contrary contained herein, the terms and conditions of any third party sale arranged pursuant to **Section 8.2(a)(i)**, including the admission of such third party as an Affected Member, shall be further subject to the approval of the Board (excluding any Board Member appointed by an Affected Member) (a "**Transaction Approval**"). Following any such Transaction Approval, such third party sale shall not be subject to the right of first refusal set forth in **Section 7.7** or the co-sale rights set forth in **Section 7.8**.

Section 8.3 <u>Right of Repurchase of Covered Units</u>. Notwithstanding anything to the contrary contained herein, all of the Vested Units and Unvested Units (the "**Vested Covered Units**" and "**Unvested Covered Units**," respectively, and collectively, the "**Covered Units**") beneficially owned by each Class A-2 Member (each such Member, a "**Covered Member**") shall be subject to the Company's right of repurchase under the circumstances and on the terms and conditions specified below:

(a) <u>Repurchase Due to Death or Disability</u>. Upon the death or Disability of a Covered Member, then (i) all of such Covered Member's Unvested Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member's estate or successors shall have no further rights to such Unvested Covered Units, and (ii) the Company shall have the right, but not the obligation, to purchase all or any portion of such Covered Member's Vested Covered Units for an aggregate price equal to the Class A-2 Buy-Out Value of such Covered Member's Vested Covered Units being purchased as of the last day of the month in which such death or Disability occurs. The foregoing option shall be exercisable by the Board by written notice to such Covered Member or such Covered Member's estate or representative within 365 days of the date upon which the Company acquires actual knowledge of such Covered Member's death or Disability.

(b) Repurchase Due to Bankruptcy. Upon the Bankruptcy of a Covered Member, then (i) such Covered Member's Unvested Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member shall have no further rights with respect thereto, and (ii) the Company shall have the right, but not the obligation, to purchase all or any portion of such Covered Member's Vested Covered Units for an aggregate price equal to the Company Book Value multiplied by the Percentage Interest (expressed as a decimal, rounded to the nearest one thousandth) represented by such Covered Member's Vested Covered Units being purchased, as of the last day of the month preceding the month in which such Bankruptcy occurs. The foregoing option shall be exercisable by the Board by written notice to such Covered Member within 365 days of the date upon which the Company acquires actual knowledge of such Covered Member's Bankruptcy. Each Covered Member shall notify the Company of his, her or its Bankruptcy within ten (10) days of the occurrence thereof.

(c) Repurchase Due to Termination Without Cause. If a Covered Member is no longer providing services to, for or on behalf of the Company or any of its Subsidiaries in any capacity upon the termination of a Covered Member's engagement with the Company and its Subsidiaries for any reason other than Cause or as a result of the Covered Member's resignation, then (i) such Covered Member's Unvested Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member shall have no further rights with respect thereto and (ii) the Company shall have the right, but not the obligation, to purchase all of such Covered Member's Vested Covered Units for an aggregate price equal to the Class A-2 Buy-Out Value of such Covered Member's Vested Covered Units being purchased, as of the last day of the month preceding the month in which such termination occurs. The foregoing option shall be exercisable by the Board by written notice to such removed Covered Member within 365 days of the effective date of such Covered Member's termination. Notwithstanding anything to the contrary contained herein, if (x) a Covered Member resigns and fails to provide at least ninety (90) days prior written notice of such resignation or (y) the Company has the right to remove a Covered Member for Cause at the time of such Covered Member's resignation, **subparagraph (e)** of this **Section 8.3** shall govern the repurchase of such Covered Member's Vested Covered Units.

(d) Repurchase Due to Resignation. If a Covered Member is no longer providing services to, for or on behalf of the Company or any of its Subsidiaries in any capacity as a result of the Covered Member's resignation from the Company upon at least ninety (90) days prior written notice to the Company, then (i) such Covered Member's Unvested Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member shall have no further rights with respect thereto and (ii) the Company shall have the right, but not the obligation, to purchase all of such Covered Member's Vested Covered Units for an aggregate price equal to 80% of the Class A-2 Buy-Out Value of such Covered Member's Vested Covered Units being purchased, as of the last day of the month preceding the month in which such resignation occurs. The foregoing option shall be exercisable by the Board by written notice to such resigned Covered Member within 365 days of the effective date of such Covered Member's resignation. Notwithstanding anything to the contrary contained herein, if (x) a Covered Member resigns and fails to provide at least ninety (90) days prior written notice of such resignation or (y) the Company has the right to remove a Covered Member for Cause at the time of such Covered Member's resignation, **subparagraph (e)** of this **Section 8.3** shall govern the repurchase of such Covered Member's Vested Covered Units.

(e) Repurchase Due to Termination for Cause or Resignation Without Notice. If a Covered Member is no longer providing services to, for or on behalf of the Company or any of its Subsidiaries as a result of such Covered Member's termination for Cause or as a result of the Covered Member's resignation from the Company on less than ninety (90) days' prior written notice, all Vested Units and Unvested Units of such Covered Member shall automatically be deemed cancelled on the Company's books and shall no longer be outstanding and such Covered Member shall have no further rights with respect thereto.

Section 8.4 Payment Terms.

(a) The aggregate purchase price for the Units to be purchased by the Company pursuant to this **ARTICLE VIII** may be paid in cash at the closing of such purchase or may be paid by delivery of an unsecured promissory note subordinated and junior in right of payment to all other indebtedness of the Company with customary terms and conditions, payable, (i) with respect to Units purchased pursuant to **Section 8.1**, on the date that is twelve (12) months following the date of the written notice of the exercise of the Put Option, the BHC Put Option or the Company Call Option, (ii) with respect to any Units purchased by the Company pursuant to **Section 8.2**, on the date that is twelve (12) months following the anniversary of the closing of the purchase pursuant to **Section 8.2**, and (iii) with respect to the Covered Units purchased pursuant to **Section 8.3,** in three (3) equal annual installments, with the first installment due on the first anniversary of the closing and the subsequent annual installments due on the successive anniversary dates of the closing. Interest shall accrue from the date of the closing on the balance of the purchase price remaining unpaid from time to time at the "Applicable Federal Rate" (as defined in the Code) in effect at the time of purchase, and accrued interest shall be payable together with each installment of the purchase price. All or part of the purchase price may be prepaid at any time without penalty or premium. As a condition to the issuance of the subordinated promissory note described above, the payee thereunder agrees to promptly execute, verify, deliver and file any (i) subordination, intercreditor or similar agreement requested by any holder of other indebtedness of the Company, and (ii) any other agreement, document or instrument thereafter requested by any holder of other indebtedness of the Company from time to time in connection with such subordination.

(b) Notwithstanding anything above to the contrary, where a contingent debt, obligation or liability (including, but not limited to, with respect to any damages, costs or expenses anticipated by the Board, in its sole discretion, to be incurred by the Company in connection with a Member's breach of this Agreement, a Covered Member's breach of a Restrictive Covenant Agreement or any other matter resulting in a Covered Member's withdrawal for Cause) exists with respect to the period of time during which the redeeming Member was a Member, the Board may establish a reserve from such purchase price in such amount as it determines in its sole discretion to satisfy such contingent debt, obligation or liability, the balance of which reserve (if any) after offset against any such debt, obligation or liability shall be distributed as provided in this **Section**

8.4 only upon the termination for such contingency as determined by the Board in its sole discretion. Without limiting any other equitable relief and other remedies the Company may have under this Agreement or a Restrictive Covenant Agreement at law, equity or otherwise for any breach of this Agreement or any Restrictive Covenant Agreement or any other matter which resulted in the withdrawal of a Covered Member for Cause, the Board may offset any payment for Covered Units to be purchased from any Covered Member pursuant to **Section 8.3** against any damages, costs or expenses incurred by the Company in connection with a Covered Member's breach of this Agreement or any Restrictive Covenant Agreement or any other matter which resulted in the withdrawal of a Covered Member for Cause.

Section 8.5 Closing.

(a) Any Units to be purchased pursuant to **Section 8.1** or **Section 8.2** shall be purchased and sold at such place and time as the Board designates; provided that the closing in connection with a repurchase of Units pursuant to **Section 8.1** or **Section 8.2** shall take place on the last day of a month that is within forty-five (45) days after the Affected Member's or BHC Member's written notice of its election to sell its Units pursuant to **Section 8.1** or the Company's written notice of its election to purchase a BHC Member's Units pursuant to **Section 8.1** or the receipt by the Company of the legal opinion pursuant to **Section 8.2**, as applicable. Notwithstanding the foregoing, the Board shall have the right to designate a closing date that is more than forty-five (45) days after and within one (1) year after the date of receipt of the Affected Member's or BHC Member's or the Company's written notice of its election pursuant to **Section 8.1** or the Affected Member's legal opinion pursuant to **Section 8.2** to the extent making the payment of the purchase price would be prohibited or restricted by, or trigger any limitations under, Applicable Law. The Board's good faith determination of the restrictions and limitations set forth in the preceding sentence shall be final and binding on all relevant parties.

(b) Any Covered Units to be purchased pursuant to **Section 8.3** shall be purchased and sold at such place and time as the Board designates; provided that the closing in connection with the Company's election to repurchase is exercised pursuant to **Section 8.3** shall take place on the last day of the month in which the Company exercised its election to repurchase.

(c) The Company shall give the Member whose Units are subject to repurchase pursuant to **Section 8.1**, **Section 8.2** or **Section 8.3** at least five (5) Business Days prior written notice of the time, date and place of the closing. At the closing, the applicable Member shall deliver to the Company duly endorsed transfer documents reasonably required by the Company to transfer all of the Units to be purchased by the Company pursuant to **Section 8.1**, **Section 8.2** or **Section 8.3**, free and clear of all claims, liens or encumbrances from any third party, together with such other documentation as the Board may reasonably require, including an agreement containing representations and warranties with respect to due authority, enforceability, no conflicts or violations, no required consents or approvals and valid title to such Units to be purchased by the Company, free and clear of all claims, liens or encumbrances of third parties.

(d) An Affected Member exercising its rights under **Section 8.1(a)** or **Section 8.2** shall be deemed to have withdrawn at the consummation of the transactions contemplated by **Section 8.1(a)** or **Section 8.2**, will no longer be deemed a Member of the

Company and will have no Membership Rights other than the status of a creditor entitled to the amounts set forth in the promissory note.

Section 8.6 Failure to Transfer Units. If any Person required to sell Covered Units pursuant to **Section 8.3** fails, for any reason, to tender the agreements and instruments required for the purchase and sale of such Covered Units at the time and place specified by the Board pursuant to **Section 8.5**, such Person shall, automatically without any further action on such Person's part, be deemed to have assigned all of its right, title and interest in and to the Covered Units to the Company, and such Person shall cease to have any rights with respect to the Covered Units except only to receive the purchase price therefor as computed pursuant to **Section 8.3** and payable in accordance with **Section 8.4** upon delivery of such agreements and instruments and such Covered Units shall be deemed cancelled on the Company's books and shall no longer be outstanding.

Section 8.7 Limitations on Payment. Notwithstanding anything to the contrary contained in this Agreement, the Board shall have the right to suspend or delay any payments required to be made pursuant to **Section 7.4** or **Section 8.3** (the "**Suspended Payments**"), which suspension will be on a pro rata basis with respect to all redeemed Members, to the extent such payments would (i) be prohibited or restricted by, or trigger any limitations under, Applicable Law, (ii) violate any restrictions contained in credit facilities to which the Company or any of its Subsidiaries may be a party from time to time, (iii) materially impair the business of the Company or otherwise materially impair the ability of the Company and its Subsidiaries to operate in the ordinary course in pursuit of their objectives, or (iv) jeopardize its tax status, or materially disadvantage any of the remaining Members. The Board's good faith determination of the restrictions and limitations set forth in the preceding sentence shall be final and binding on all relevant parties. If a payment is suspended or delayed pursuant to this **Section 8.7**, then, subject to the preceding sentence, (x) such Suspended Payment shall be made together with any subsequent regular installment payment under **Section 7.4** or **Section 8.4** if the Board determines that such payment restrictions and limitations are no longer in effect, and (y) such suspension or delay shall not affect the closing of the purchase of the applicable Units to be repurchased pursuant to **Section 7.4(b)** or **Section 8.3**, and the applicable Person due the payment shall cease to have any rights with respect to the Units repurchased by the Company except only to receive the purchase price therefor and such Units shall be deemed cancelled on the Company's books and shall no longer be outstanding. Any Suspended Payments under this **Section 8.7** shall be paid prior to any subsequent regular installment payment due to any redeemed Member pursuant to **Section 8.4** and Suspended Payments shall be paid vis-à-vis other Suspended Payments based on the length of time such Suspended Payments are outstanding (i.e., Suspended Payments outstanding for the longest period of time shall have priority over other Suspended Payments).

Section 8.8 Look Back Transaction. If the Company consummates a Sale Transaction on or before the date that is one hundred eighty (180) days after the effective date of the exercise of its option to repurchase a Covered Member's Covered Units as a result of the repurchase of Covered Units without Cause pursuant to **Section 8.3(c)** (a "**Look-Back Transaction**"), then the Board shall determine (or, in the case of a Look-Back Transaction involving contingent payments of consideration, estimate) in good faith the aggregate amount of consideration which would have been received by such repurchased Covered Member in such Look-Back Transaction on account of his or its Covered Units. If the Board determines or estimates in good faith that such consideration would have exceeded the purchase price paid to such repurchased Covered Member as a result of the repurchase of the his or its Covered Units, the Board shall cause the Company pay to such repurchased Covered Member the amount of such consideration which would have been received by such Covered Member in such Look-Back Transaction, less the amount paid to such Covered Member as a result of the repurchase of such Covered Member's Covered Units. Any additional consideration payable by the Company to the repurchased Covered Member pursuant to this **Section 8.8** shall be paid by the Company by wire transfer of immediately available funds within forty-five (45) days following the consummation of the Look-Back Transaction; provided, however, that if any portion of the consideration paid in the Look-Back Transaction is deferred, the proportionate amount due to such Covered Member may be similarly deferred and paid upon receipt thereof by the Company; provided further that if any portion of such consideration is paid other than in cash, then the amount, if any, payable to such Covered Member may be paid in kind or in cash based upon the fair market value of such non-cash consideration as determined by the Board in good faith. If a Covered Member is entitled to any payment pursuant to this **Section 8.8**, then the Company shall no longer be obligated to make any further payment of any portion of the repurchase price under **Section 8.3(c)**, that has not been paid to such Covered Member, the rights of such Covered Member under **Section 8.3(c)** shall be null and void and no longer in effect and such obligation shall be deemed null and void and of no further force and effect.

ARTICLE IX

DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

Section 9.1 Dissolution. Subject to **Section 6.4**, the Company shall only be dissolved upon the approval of the Board.

Section 9.2 Procedure for Winding Up. In the event of the dissolution of the Company, a liquidating agent approved by the Board (such liquidating agent hereinafter referred to as the "**Liquidating Agent**") shall commence to wind up the affairs of the Company and to liquidate the Company's assets. The Members shall continue to share all income, losses and distributions during the period of liquidation in accordance with **ARTICLE IV** and **ARTICLE V** above. The Liquidating Agent shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions. If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, and any Member entitled to any interest in those assets may receive that interest as a tenant-in-common with all other Members so entitled. The fair market value of the assets shall be determined by the Liquidating Agent in its sole discretion.

The Liquidating Agent shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the liquidation and termination of the Company that the Members and the Board would have with respect to the assets and liabilities of the Company during the term of the Company, and the Liquidating Agent is hereby expressly authorized and empowered to execute any and all documents necessary or desirable to effectuate the liquidation and termination of the Company and the transfer of any assets.

Notwithstanding the foregoing, a Liquidating Agent which is not a Member shall not be deemed a Member and shall not have any of the economic interests in the Company of a Member; and such Liquidating Agent shall be compensated for its services to the Company at normal and customary rates for its services to the Company as reasonably determined by the Board.

Section 9.3 Distributions at Liquidation. The Liquidating Agent shall, as soon as practicable, wind up the affairs of the Company and sell and/or distribute the assets of the Company. The assets of the Company shall be applied in the following order of priority:

(a) first, to pay the costs and expenses of the winding up, liquidation and termination of the Company;

(b) second, to creditors of the Company, in the order of priority provided by law;

(c) third, to establish reserves adequate to meet any and all contingent or unforeseen liabilities or obligations of the Company (including liabilities or obligations in connection with the settlement of any options for Units in accordance with their terms); provided that at the expiration of such period of time as the Liquidating Agent may deem advisable, the balance of such reserves remaining after the payment of such contingencies or liabilities (including liabilities or obligations in connection with the settlement of any options for Units in accordance with their terms) shall be distributed as hereinafter provided; and

(d) fourth, to the Members pro rata based on each Member's respective Percentage Interest, but taking into account any distribution preferences (as described in **Section 3.2(b)**) established by the Board with respect to certain issued and outstanding Class A-2 Units; provided that the Board shall have the right to offset against any distribution due to a Member pursuant to this **Section 9.3(d)** any outstanding advance distribution under **Section 4.4** or **Section 4.5**.

Section 9.4 Negative Capital Account. No Member shall be obligated to restore a Negative Capital Account.

Section 9.5 Termination. The Company shall terminate when all property owned by the Company shall have been disposed of and the assets shall have been distributed as provided in **Section 9.3**. The Liquidating Agent shall then execute and cause to be filed certificate of dissolution of the Company with the Secretary of State.

ARTICLE X

REGISTRATION RIGHTS

Section 10.1 Required Registration Rights.

(a) At any time six months or more after the closing of a Qualified IPO, a holder (or holders) of Registrable Units may request, in writing, that the Company effect the registration on Form S-1 (or any successor form) of Registrable Units owned by such holder or holders having an aggregate value of at least $5,000,000 (based on the public market price on the date of such request), which request shall specify the intended distribution method of the securities (the "**Distribution Method**").

(b) At any time after the Company becomes eligible to file a Registration Statement on Form S-3 (or any successor form relating to secondary offerings), a holder (or holders) of Registrable Units may request, in writing, that the Company effect the registration on Form S-3 (or such successor form), of Registrable Units owned by such holder (or holders) having an aggregate value of at least $2,500,000 (based on the public market price on the date of such request), which request will specify the Distribution Method.

(c) Upon receipt of any request for registration pursuant to this **Section 10.1**, the Company shall promptly give written notice of such proposed registration to all other holders of Registrable Units. Such holders shall have the right, by giving written notice to the Company within thirty (30) days after the Company provides its notice, to elect to have included in such registration such of their Registrable Units as such holders may request in such notice of election, subject in the case of an underwritten offering to the terms of **Section 10.5**. Thereupon, the Company shall, as expeditiously as reasonably possible, use its commercially reasonable efforts to effect the registration on an appropriate registration form of all Registrable Units which the Company has been requested to so register; provided, however, that in the case of a registration requested under **Section 10.1(b)**, the Company will only be obligated to effect such registration on Form S-3 (or any successor form).

(d) The Company shall not be required to effect (i) more than two (2) registrations with respect to Class A-1 Units pursuant to **Section 10.1(a)**, and (ii) in any twelve (12) month period, more than two (2) registrations with respect to Class A-1 Units pursuant to **Section 10.1(b)**. In addition, except as provided in clause (ii) above, the Company shall not be required to effect any registration within twelve (12) months after the effective date of the Registration Statement relating to the Qualified IPO or any other Registration Statement filed pursuant to this **Section 10.1**. For purposes of this **Section 10.1(d)**, a Registration Statement shall not be counted until such time as such Registration Statement has been declared effective by the SEC (unless the Initiating Holders withdraw their request for such registration (other than as a result of information concerning the business or financial condition of the Company which is made known to the Initiating Holders after the date on which such registration was requested)). The Company shall be required to keep any Registration Statement filed pursuant to this **Section 10.1** effective for a twelve (12) month period.

(e) If at the time of any request to register Registrable Units by Initiating Holders pursuant to this **Section 10.1** or at any time after the effectiveness of a Registration Statement filed hereunder, the Company is engaged or has plans to engage in a registered public offering or is engaged in any other activity which, in the good faith determination of the Board, would be adversely affected by the requested registration, then the Company may at its option (i) direct that the request for registration be delayed for a period not in excess of sixty (60) days from the date of such request or (ii) delay the filing of an amendment or supplement to the Registration Statement and/or suspend the use of any prospectus included in the Registration Statement for a period of not more than sixty (60) days, such right to delay a request, delay the filing of an amendment or supplement or suspend the use of a prospectus to be exercised by the Company not more than twice in any 12-month period.

Section 10.2 Incidental Registration Rights.

(a) Right to Piggyback. Whenever the Company proposes to file a Registration Statement (other than a Registration Statement filed pursuant to **Section 10.1**) (a "**Piggyback Registration**"), the Company shall, prior to such filing, give prompt written notice to each holder of Registrable Units of its intention to effect such a registration (which notice will specify the intended Distribution Method and the intended distribution period therefor (the "**Piggyback Distribution Period**")) and, subject to **Section 10.2(c)** below, will include in such registration all Registrable Units (in accordance with the priorities set forth in **Section 10.2(b)**), with respect to which the Company has received a written request for inclusion within twenty (20) days after delivery of the Company's notice. If the registration for which the Company gives notice pursuant to this **Section 10.2(a)** is a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Units as a part of the written notice given pursuant to this **Section 10.2(a)**. In such event, the right of any holder to include its Registrable Units in such registration pursuant to this **Section 10.2(a)** shall be conditioned upon such holders participation in such underwriting on the terms set forth herein and compliance with **Section 10.5(b)**. If any holder of Registrable Units who has requested inclusion of its Registrable Units in such registration as provided above disapproves of the terms of the underwriting, such person may elect, by written notice to the Company, to withdraw its shares from such Registration Statement and underwriting.

(b) Priority. In an underwritten Piggyback Registration, if the managing underwriter(s) advise(s) the Company that in its (their) opinion, the number of Registrable Units requested to be included in such registration exceeds the number which can be sold in such offering without materially adversely affecting the marketability or pricing thereof, the Company shall include in such registration up to an aggregate amount which in the opinion of such managing underwriter(s) can be sold without creating such a risk:

(i) in the case of an underwritten offering on behalf of the Company, (A) first, the securities that the Company wishes to register, (B) second, all Registrable Units requested to be registered, pro rata among the holders of such Registrable Units on the basis of the number of Registrable Units that are requested to be registered and (C) third, other securities requested to be included in such registration; or

(ii) in the case of an underwritten offering on behalf of a holder or holders of the Company's securities, (A) first, the securities proposed to be registered by the holder or holders on whose behalf the registration is being undertaken and all Registrable Units requested to be registered, pro rata among the holders of such securities and Registrable Units on the basis of the number of such securities and Registrable Units which are requested to be registered, and (B) second, other securities requested to be included in such registration.

(c) Withdrawal. Notwithstanding anything herein to the contrary, the Company may withdraw any Registration Statement referred to in this **Section 10.2** at any time in its sole discretion without thereby incurring any liability to the holders of Registrable Units.

Section 10.3 Registration Procedures. Whenever holders of Registrable Units have requested that any Registrable Units be registered pursuant to this Agreement, subject to the provisions of **Section 10.1**, **Section 10.2** and **Section 10.5**, the Company shall use commercially reasonable efforts to effect the registration of such Registrable Units in accordance with the Securities Act and the applicable Distribution Method and, pursuant thereto, the Company shall as reasonably practicable:

(a) file with the SEC a Registration Statement with respect to such Registrable Units and use its commercially reasonable efforts to cause that Registration Statement to become effective as soon as reasonably possible;

(b) other than with respect to the final prospectus to be filed pursuant to Rule 424(b) of the Securities Act, not less than four (4) Business Days prior to the filing of a Registration Statement or any related prospectus (including any amendment or supplement thereto and any free writing prospectus), furnish to the applicable holders of Registrable Units and one (1) counsel designated thereby for review and comment copies of such document, and with respect to the final prospectus to be filed pursuant to Rule 424(b) of the Securities Act, not less than one (1) Business Day prior to the filing of such prospectus, furnish to the applicable holders and their designated counsel for review and comment copies of such prospectus;

(c) prepare and file with the SEC any amendments and supplements to such Registration Statement and the prospectus included in such Registration Statement as may be necessary to comply with the provisions of the Securities Act (including the anti-fraud provisions thereof) and to keep such Registration Statement continuously effective for a period of twelve (12) months from the effective date (or, in the case of a Piggyback Registration, for its Piggyback Distribution Period) or such lesser period until all such Registrable Units are sold;

(d) promptly provide the applicable holders true and complete copies of all correspondence from and to the SEC relating to such Registration Statement that would not result in the disclosure to such holders of material and non-public information concerning the Company (as determined in good faith by the Company);

(e) comply in all material respects with the provisions of the Securities Act with respect to the Registration Statement and the disposition of all Registrable Units covered by the Registration Statement in accordance with the applicable Distribution Method;

(f) furnish to each seller of such Registrable Units such reasonable numbers of copies of such Registration Statement, each amendment and supplement thereto, and any prospectus(es) included in such Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents as each such seller may reasonably request in writing in order to facilitate the public sale or other disposition of the Registrable Units owned by such seller;

(g) use reasonable efforts to register or qualify such Registrable Units under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests in writing and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the public sale or other disposition in accordance with the applicable Distribution Method in such jurisdictions of the Registrable Units owned by such seller (provided, however, that the Company will not be required to, in connection with this

subparagraph (g), (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) consent to general service of process in any such jurisdiction or (iii) subject itself to general taxation in any such jurisdiction);

(h) promptly notify each seller of such Registrable Units at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the occurrence of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading;

(i) use commercially reasonable efforts to cause all such Registrable Units to be listed on each national securities exchange, if any, on which similar securities issued by the Company are then listed;

(j) provide a transfer agent and registrar for all such Registrable Units not later than the effective date of such registration statement;

(k) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Units in accordance with the applicable Distribution Method;

(l) upon reasonable request, make available for inspection by the sellers of Registrable Units, any managing underwriter(s) participating in any disposition pursuant to such Registration Statement, and any attorney or accountant or other agent retained by any such underwriter(s) or selected by the sellers of Registrable Units, all financial and other records, pertinent corporate documents and properties of the Company and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement, in each case (i) as necessary or advisable to verify the accuracy of the information in such Registration Statement and to conduct appropriate due diligence in connection therewith and (ii) subject to each such Person (A) being subject to confidentiality obligations to the Company pursuant to **Section 6.10** hereof, (B) being bound by a similar legal requirement, professional code of ethics or similar rules at least as stringent as the terms of **Section 6.10** hereof, or (C) or having executed and delivered to the Company a confidentiality agreement in form and substance reasonably acceptable to the Company;

(m) notify each seller of such Registrable Units promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose;

(n) notify each seller of such Registrable Units of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Units for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose;

(o) with respect to such registration statement, notify each seller of such Registrable Units promptly when the SEC notifies the Company whether there will be a "review" of such registration statement and whenever the SEC comments in writing on such registration statement; and

(p) with respect to such registration statement or any post-effective amendment, as expeditiously as reasonably possible, notify each seller of such Registrable Units when the SEC or any other Governmental Body requests amendments or supplements to such registration statement or prospectus for additional information.

Each holder of Registrable Units agrees that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in **Section 10.3(h)** or of the issuance of any stop order by the SEC suspending the effectiveness of the registration statement, such holder will immediately cease making offers or sales of Registrable Units pursuant to the Registration Statement covering such Registrable Units until such holder receives copies of a supplemented or amended prospectus, together with confirmation from the Company that offers and sales of the Registrable Units pursuant to the Registration Statement may be resumed, or is advised by the Company of the withdrawal of the stop order, as applicable, and, if so directed by the Company, such holder will deliver to the Company all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Units current at the time of receipt of such notice.

Section 10.4 Indemnification.

(a) By the Company. The Company agrees to indemnify each holder of Registrable Units and each of its partners, members, officers and directors and each Person who controls such Person (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees and expenses), joint or several, arising out of or relating to (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Units were registered, prospectus or preliminary prospectus (including any free writing prospectus), or any amendment thereof or supplement thereto, (ii) any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a prospectus, in light of the circumstances under which such statements were made) or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the Registration Statement or the offering contemplated thereby; provided, however, that the Company will not be liable in any such case to the extent that any such losses, claims, damages, liabilities or expenses arise out of or are based upon any untrue statement or omission made in such Registration Statement, preliminary prospectus or prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of such holder of Registrable Units expressly for use in the preparation thereof.

(b) By the Members. In connection with any registration statement in which a holder of Registrable Units is participating, each such holder severally and not jointly, shall indemnify the Company, the Board Members, and officers and each Person who controls the

Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees and expenses) arising out of or relating to (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Units were registered, prospectus or preliminary prospectus (including any free writing prospectus), or any amendment thereof or supplement thereto, (ii) any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, if and to the extent (and only to the extent) that the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such holder expressly for use in connection with the preparation of such Registration Statement, prospectus, amendment or supplement; provided that the aggregate indemnification or contribution liability of any holder under this **Section 10.4(b)** or **Section 10.4(e)** and to any underwriters under any underwriting or other agreement in connection with any such Registration Statement shall not exceed the net proceeds received by such holder in connection with such registration.

(c) Procedure. Any Person entitled to indemnification under this **Section 10.4** will (i) give prompt written notice to the indemnifying Person of any claim with respect to which it seeks indemnification, and (ii) unless in the reasonable opinion of counsel to such indemnified Person, which opinion shall be stated in a letter addressed to the indemnifying Person, a conflict of interest between such indemnified Person and indemnifying Person may exist with respect to such claim, permit such indemnifying Person to assume the defense of such claim with counsel reasonably satisfactory to the indemnified Person. If such defense is assumed or the indemnifying Person is not permitted to assume the defense, the indemnifying Person will not be subject to any liability for any settlement made by the indemnified Person without the indemnifying Person's consent. An indemnifying Person who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one (1) counsel for all indemnified Persons with respect to such claim.

(d) Survival. This **Section 10.4** will remain in full force and effect regardless of any investigation made by or on behalf of any indemnified Person or any officer, director, agent or, controlling Person of such indemnified Person and will survive any transfer of Units pursuant to the terms hereunder.

(e) Company's Contribution. If for any reason the indemnification provided for in **Section 10.4(a)** or **Section 10.4(b)** hereof is unavailable to an indemnified Person as contemplated thereby, the indemnifying Person shall contribute to the amount paid or payable by the indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified Person and the indemnifying Person, but also the relative fault of the indemnified Person and the indemnifying Person, as well as any other relevant equitable considerations. The Members agree that it would not be just and equitable if contribution pursuant to this **Section 10.4(e)** were determined by pro rata allocation or by any other method of allocation that does not take account of such equitable considerations and the equitable considerations referred to in **Section 10.4(a)** and **Section 10.4(b)**. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of fraudulent misrepresentation.

Section 10.5 Underwritten Offerings.

(a) Underwriting Requirements.

(i) If the Initiating Holders intend to distribute the Registrable Units covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to **Section 10.1(a)** or **Section 10.1(b)**, as the case may be, and the Company shall include such information in its written notice referred to in **Section 10.1(c)**. In such event, the right of any other holder of Registrable Units to include its Registrable Units in such registration pursuant to **Section 10.1(a)** or **Section 10.1(b)**, as the case may be, shall be conditioned upon such other holder's participation in such underwriting on the terms set forth herein and compliance with **Section 10.5(b)**.

(ii) The Company shall have the right to select the underwriter(s) or investment banker(s) to administer any underwritten offering requested pursuant to **Section 10.1**, subject to the approval of the Initiating Holders, which approval will not be unreasonably withheld, conditioned or delayed. The Company shall have the right to select the underwriter(s) or investment banker(s) to administer any underwritten offering requested pursuant to **Section 10.2**.

(iii) If any holder who has requested inclusion of its Registrable Units in a registration pursuant to **Section 10.1** or **Section 10.2**, as the case may be, disapproves of the terms of the underwriting, such holder may elect, by written notice to the Company, to withdraw its Registrable Units from such Registration Statement and underwriting.

(iv) If the managing underwriter advises the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the number of Registrable Units to be included in the Registration Statement and underwriting shall be allocated among all holders of Registrable Units requesting registration in proportion, as nearly as practicable, to the respective number of Registrable Units held by them on the date of the request for registration made by the Initiating Holders pursuant to **Section 10.1** or **Section 10.2**, as the case may be. If any holder of Registrable Units would thus be entitled to include more Registrable Units than such holder requested to be registered, the excess shall be allocated among other requesting holders of Registrable Units pro rata in the manner described in the preceding sentence.

(b) Participation in Underwritten Offerings. No Person may participate in any registration hereunder which is underwritten unless each such Person (i) agrees to sell its Units on the basis provided in any underwriting arrangements approved by holders of a majority of the Registrable Units offered in such registration and (ii) completes and executes all questionnaires, powers-of-attorney, custody agreements, lock-up agreements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

Section 10.6 Other Provisions.

(a) Expenses. All expenses incident to the Company's performance of or compliance with this **ARTICLE X**, including, without limitation (i) all registration and filing fees,

fees and expenses of compliance with federal and state securities or blue sky laws, as well as listing Registrable Units on a securities exchange, (ii) all printing expenses, messenger and delivery expenses, (iii) fees and disbursements of counsel for the Company up to an aggregate of $25,000 per registration and counsel chosen by a Majority-in-Interest of the Class A-1 Members, and (iv) fees and disbursements of all independent certified public accountants and other persons retained by the Company including underwriters (other than discounts and commissions) will be borne by the Company; provided, however, that sellers of Registrable Units shall bear all underwriting commissions and discounts attributable directly to any Registrable Units sold by them. In addition, for all registrations, the Company will pay its internal expenses (including, but not limited to, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, and the expense of any liability insurance obtained by the Company.

(b) Compliance with Rule 144. In the event that the Company (i) closes a sale of securities of the Company pursuant to a Registration Statement, (ii) registers a class of securities under Section 12 of the Exchange Act or (iii) commences to file reports under Section 13 or 15(d) of the Exchange Act, the Company agrees, so long thereafter as any Member owns any Registrable Units: (a) to make and keep available to the public that information required by Rule 144 under the Securities Act to enable the Members to make sales pursuant to Rule 144; (b) to use its diligent efforts to file with the SEC in a timely manner (giving effect to any extensions of time provided by Rule 12b-25 under the Exchange Act (or successor rule)) all required reports required under Section 13 or 15(d) of the Securities Exchange Act other than Form 8-K reports (at any time after it has become subject to such reporting requirements); and (c) to furnish to such Member forthwith upon request (1) to the extent accurate, a written statement by the Company as to its compliance with the filing requirements of the SEC as set forth in Rule 144, as such rule may be amended from time to time and the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements) and (2) such other information as the Member may reasonably request to avail itself of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

(c) Other Registration Rights. The Company represents and warrants that it has not granted any registration rights to any Person other than established by this Agreement. The Company shall not grant to any Person any registration rights unless such rights are not inconsistent with the rights granted or contained herein, so long as any of the registration rights under this Agreement remain in effect.

ARTICLE XI

BOOKS, RECORDS, ACCOUNTING, AND TAX ELECTIONS

Section 11.1 Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. The Board shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

Section 11.2 Books and Records. The Board shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The records shall include, but not be limited to, complete and accurate information regarding the state of the business and financial condition of the Company, a copy of the Certificate of Formation and this Agreement and all amendments to the Certificate of Formation and this Agreement; a current list of the names and last known business, residence, or mailing addresses of all Members; and the Company's federal, state or local tax returns. The Company shall, to the extent required under the Act, permit each Class A-1 Member to inspect the books and records of the Company and the principal office of the Company and to discuss the Company's business and finances with the executive officers of the Company for any purpose reasonably related to such Class A-1 Member's interest as a Member at any reasonable time during normal business hours and upon reasonable advanced written notice; provided, however, that the Board shall have the right in its discretion to keep confidential from the Class A-1 Members, for such period of time as the Board deems appropriate, any information which the Board reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Board in good faith believes is not in the best interest of the Company or its business or that the Company is required by law or agreement with a third party to keep confidential.

Section 11.3 Annual Accounting Period and Taxable Year. The annual accounting period of the Company shall be its Fiscal Year. The Company's taxable year shall be selected by the Board, subject to the requirements and limitations of the Code.

Section 11.4 Annual Financial Statements; Reports. The Board shall use reasonable efforts to send to each Member who was a Member at any time during the Fiscal Year then ended, (i) if (and only if) such Member was a Class A-1 Member, annual audited financial statements, and (ii) the tax information concerning the Company which is necessary to prepare such Member's income tax returns for that Fiscal Year, in each case, within sixty (60) days after the end of each Fiscal Year.

Section 11.5 Information Rights. In addition to the reports provided pursuant to **Section 11.4** above, an authorized representative of the Board shall deliver to each Class A-1 Member (i) unaudited monthly and quarterly financial statements within thirty (30) days following the end of each month and fiscal quarter, (ii) a comprehensive operating budget of the Company forecasting the Company's revenues, expenses and cash position on a month-to-month basis for the upcoming Fiscal Year, within thirty (30) days prior to the end of each Fiscal Year, and (iii) a current capitalization table promptly following the end of each fiscal quarter or upon reasonable request by such Member.

Section 11.6 Partnership Representative.

(a) Thomas Chippas (or any other Person designated by a Majority-in-Interest of the Class A-1 Members) shall be designated as the "partnership representative" (the "**Partnership Representative**"), as defined in Section 6223 of Code (as in effect following the effective date of its amendment by Section 1101 of H.R. 1314, the "**Bipartisan Budget Act of 2015**") and any corresponding provisions under state or local law, and the Company, the Board and the Members shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation. The Partnership Representative may resign at any time. In the event that the Person serving as the Partnership Representative ceases to serve as the Partnership Representative for any reason, a successor Partnership Representative shall be appointed by the written consent of a Majority-in-Interest of the Class A-1 Members. The Company shall pay and be responsible for all reasonable third-party costs incurred by the Partnership Representative in performing these duties and any costs and expenses incurred by the Partnership Representative (including outside accountants or counsel engaged by the Partnership Representative) in connection with an audit of a Company income tax return. The Partnership Representative may make any elections available to be made as Partnership Representative, provided that the Partnership Representative shall make the election described in Code Section 6226(a)(1) (as in effect following the effective date of its amendment by Section 1101 of the Bipartisan Budget Act of 2015) if directed by the Board.

(b) The Company shall indemnify and hold harmless the Partnership Representative from and against any loss, liability, damage, cost or expense (including attorneys' fees and accountants' fees) sustained or incurred as a result of any act or decision concerning Company tax matters and within the scope of the Partnership Representative's responsibility as the Partnership Representative. All amounts indemnified shall be advanced as incurred. The Partnership Representative shall be entitled to rely on the advice of outside legal counsel and accountants as to the nature and scope of its responsibilities and authority, and any act or omission of the Partnership Representative pursuant to such advice in no event shall subject the Partnership Representative to liability to the Company or any Member.

Section 11.7 Tax Elections. Subject to **Section 6.4** and **Section 11.6**, the Board shall have the authority to make all Company elections permitted under the Code, including, but not limited to, elections of methods of depreciation and elections under Code Section 754.

Section 11.8 Title to Company Property. All real and personal property acquired by the Company shall be acquired and held by the Company in its name.

Section 11.9 Elections with Respect to Issuance of Certain Compensatory Equity Interests.

(a) With respect to any interests issued by the Company as compensation for services to the Company (collectively, "**Compensatory Interests**"), the Board may elect to value such Compensatory Interests at liquidation value (the "**Safe Harbor Election**"), as the same may be permitted (if the Proposed Rules are finalized) pursuant to or in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "**Proposed Rules**"). The Board shall cause the Company to make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election.

(b) Any such Safe Harbor Election shall be binding on the Company and on all of its Members with respect to all Transfers of Compensatory Interests thereafter made by the Company, except for any such Transfers made after revocation of such Safe Harbor Election. A

Safe Harbor Election once made may be revoked by the Board as permitted by the Proposed Rules or any applicable rule.

(c) Each Member (including any person to whom a Compensatory Interest is Transferred in connection with the performance of services), by signing this Agreement or by accepting such Transfer, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to all Compensatory Interests transferred while the Safe Harbor Election remains effective.

(d) The Board shall file or cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to Transfers of Compensatory Interests covered by such Safe Harbor Election.

(e) Notwithstanding anything to the contrary contained herein, the Board is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Proposed Rules or any similar rules, in order to provide for a Safe Harbor Election and the ability to maintain or revoke the same, and shall have the authority to execute any such amendment by and on behalf of each applicable Member. Any undertakings by the Members necessary to enable or preserve a Safe Harbor Election may be reflected in such amendments and to the extent so reflected shall be binding on each Member, respectively.

(f) Each Member agrees to cooperate with the Board to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested by the Board.

(g) No Transfer of any interest in the Company by a Member shall be effective unless prior to such Transfer the transferee of such interest shall have agreed in writing to be bound by the provisions of this **Section 11.9**, in form satisfactory to the Board.

Section 11.10 Conversion of the Company. Subject to **Section 6.4**, each of the Members agrees that the Board shall have the sole and exclusive right, power and privilege to reorganize the Company into one or more different entities or forms (collectively, the "**New Entities**") by causing the Members to contribute their respective equity interests to a new corporation, or to merge the Company into a holding company ("**Holdco**"), or such other transaction as is appropriate in the judgment of the Board to cause the business of the Company to be conducted by a corporation (including, if and as deemed appropriate by the Board, the creation of a corporation, the transfer of all or substantially all of the Company's assets and liabilities to the corporation and the distribution to the Members of shares in the corporation); provided that immediately following the resulting reorganization each Member shall have substantially equivalent rights, including, but not limited to, rights with respect to liquidation preferences, voting rights, redemption rights, and preemptive rights, and be in substantially the same economic position as immediately prior to such reorganization. Subject to **Section 6.4**, any action taken by the Board under this **Section 11.10** shall be final and binding on the Members. The securities of the New Entities or Holdco issued in exchange for Units shall not be transferable to any greater degree than Units held subject to this Agreement and all such new securities of the New Entities or Holdco shall be subject to all restrictions provided herein as if such new securities were Units. If requested by the Board, subject to **Section 6.4**, each Member shall execute all documents (including amendments to this Agreement), and take any and all actions necessary or advisable, in the reasonable discretion of the Board to permit the Board to reorganize the Company as provided above, such actions to include execution and delivery of consents and agreements for a recapitalization of the Company or to the assignment of Company assets to another entity, and/or approval of a merger or consolidation of the Company with another entity.

ARTICLE XII

AMENDMENTS AND WAIVERS

Section 12.1 Amendments. Subject to **Section 6.4** and **Section 12.3**, and except for any amendment made by the Board otherwise authorized herein, a provision of this Agreement may only be amended or waived from time to time by the written agreement of the Board and a Majority-in-Interest of the Class A-1 Members; provided, that notwithstanding the foregoing, no amendment or waiver shall be made that would have a material adverse effect on the Class A-1 Members without the written consent of the holders of not less than 66 2/3% of the Class A-1 Units; provided further, that no amendment or waiver that disproportionately and adversely affects any Class A-1 Member relative to other Class A-1 Members shall be made without the consent of the Member that is disproportionately and adversely affected. In addition, no amendment shall be made or waiver given by the Company or any Subsidiary with respect to **Section 3.5** without the consent of each Class A-1 Member. Notwithstanding anything herein to the contrary, no amendment shall be made to **Section 3.6**, and no waiver shall be effective with respect to any of the provisions of **Section 3.6**, without the prior written consent of the Class A-1 Members then holding greater than fifty percent (50%) of the Class A-1 Units that would be adversely affected by such amendment or waiver (including by means of an adjustment, or waiver of adjustment, to any Class A-1 Adjustment Price then in effect).

Section 12.2 Waivers. No failure on the part of a Member or the Company to exercise, and no delay in exercising, any right, power or privilege hereunder operates as a waiver thereof; nor does any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. Notwithstanding anything to the contrary herein, the Board may, in its sole discretion, waive any one or more provisions of this Agreement relating to the Company vis-a-vis one or more Members.

Section 12.3 Amendments Without Consent of the Members. In addition to any amendments which may be made by the Board otherwise authorized herein, amendments may be made to this Agreement from time to time by the Board, without the consent of the Members, to (a) delete or add any provision to this Agreement required to be so deleted or added by any federal or state agency deemed to be for the benefit or protection of the Members; or (b) better assure, in the written opinion of counsel to the Company, that the Company will continue to be classified as a partnership for purposes of Federal income taxes; provided, however, that no amendment shall be adopted pursuant to this **Section 12.3** unless the adoption thereof (i) is for the benefit of or not adverse to the interests of the Members; (ii) is consistent with **Section 9.3** hereof; and (iii) does not adversely affect the limited liability of the Members or the status of the Company as a partnership for federal income tax purposes. Additionally, the Board may, without the consent of the Members, amend **Schedule A** from time to time to accurately reflect any additional Capital

Contributions, issuance or Transfer of Units or the admittance of any new or substituted Members, in each case in accordance with the terms contained herein.

ARTICLE XIII

GENERAL PROVISIONS

Section 13.1 Uniform Commercial Code. Units and Membership Rights shall for all purposes be deemed to be a "security" under Articles 8 and 9 of the Uniform Commercial Code as adopted in any applicable jurisdiction.

Section 13.2 Further Assurances. Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as are necessary to comply with the requirements of Applicable Law for the formation and operation of the Company and to comply with any Applicable Law relating to the acquisition, operation or holding of the property of the Company.

Section 13.3 Notifications. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "**notice**") required or permitted under this Agreement must be in writing (which shall be deemed to include e-mail communications) and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, sent by recognized overnight delivery service or sent via e-mail (with confirmation). A notice must be addressed to a Member at the Member's address set forth on the Company's books and records. A notice to the Company must be addressed to the Company's principal office (or the e-mail addresses of the Board Members, if applicable). A notice that is sent by mail will be deemed given: (i) five (5) Business Days to an address within the United States of America, or (ii) seven (7) Business Days to an address outside of the United States of America after it is mailed. A notice sent by recognized overnight delivery service will be deemed given when received or refused. A notice sent by e-mail will be deemed given on the date received if received prior to 5 p.m. (in the time zone in which the Company's principal place of business is located) or on the next day if received on the preceding day after 5 p.m. (in the time zone in which the Company's principal place of business is located). Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

Section 13.4 Specific Performance. In addition to the provisions of **Section 6.10** hereof, the parties acknowledge and agree that irreparable injury will result to the Company and its Subsidiaries from a breach or threatened breach of any provision of this Agreement and that the Company will not have an adequate remedy at law to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to seek one or more preliminary or permanent orders (without the necessity of showing actual monetary damages or of posting any bond or other security) (i) restraining and enjoining any act which would constitute a breach or a threatened breach, or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach or a threatened breach.

Section 13.5 Complete Agreement. This Agreement and any Restrictive Covenant Agreement, together with any written agreement between Members or between the Company and a Member, constitute the complete and exclusive statement of the agreement among the Members with respect to the Units and the Membership Rights.

Section 13.6 Applicable Law; Venue; Waiver of Jury Trial.

(a) All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. Subject to **Section 13.6(b)**, each Member hereby agrees that (a) any and all litigation arising out of this Agreement shall be conducted only in state or Federal courts located in the State of Delaware, and (b) such courts shall have the exclusive jurisdiction to hear and decide such matters. Each Member and the Company hereby (i) expressly waives any right to a trial by jury in any action or proceeding to enforce or defend any right, power or remedy under or in connection with this Agreement or arising from any relationship existing in connection with this Agreement, and (ii) agrees that any such action shall be tried before a court and not before a jury.

(b) Notwithstanding anything to the contrary contained in **Section 13.6(a)**, each Member hereby agrees that any dispute hereunder shall be determined through final and binding arbitration before JAMS (or its successor) ("**JAMS**"). The arbitration process may be commenced by filing a written demand for arbitration with JAMS, with a copy to the applicable Member(s) or the Company, as appropriate; provided, however, that either the Company or such applicable Member(s) may, without inconsistency with this arbitration provision, apply to any court in accordance with **Section 13.6(a)** and seek injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Any arbitration to be conducted pursuant to this **Section 13.6(b)** will be conducted in Chicago, Illinois, by a three-member Arbitration Panel operating in accordance with the provisions of JAMS Streamlined Arbitration Rules and Procedures in effect at the time the demand for arbitration is filed. Each of the Board, on behalf of the Company, and the Member party to the action (or, if more than one Member, those Members with a majority of Capital Account balances of such Members) shall nominate one (1) neutral arbitrator from the JAMS panel of neutrals, and the two arbitrators thus nominated shall select the Chair of the Arbitration Panel, also from the JAMS panel of neutrals. The arbitrators shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction; provided, however, that the arbitration award shall not include factual findings or conclusions of law and no punitive damages shall be awarded. The fees and expenses of such arbitration shall be borne by the non-prevailing party, as determined by such arbitration. The provisions of this **Section 13.6(b)** with respect to the arbitration conducted pursuant to this **Section 13.6(b)** before JAMS may be enforced by any court of competent jurisdiction, and the parties seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys' fees, to be paid by the party (or parties) against whom enforcement is ordered. The parties agree that this **Section 13.6(b)** has been included to rapidly and inexpensively resolve any disputes between them with respect to the matters described herein, and that this **Section 13.6(b)** shall be grounds for dismissal of any court action commenced by any party with respect to a dispute arising out of such matters, in the event the Company elects to compel arbitration. JAMS and the arbitrators shall maintain the confidential nature of any arbitration proceeding and arbitration award, including any arbitration hearing, and including all documents produced, all information provided, all evidence presented and all correspondence and pleadings, except as necessary in connection with a judicial challenge to or enforcement of an arbitration award, or unless otherwise required by law or judicial decision. The arbitrators may issue orders to protect the confidentiality of proprietary information, trade secrets or other sensitive information. Nonparties may not attend any arbitration hearing unless mutually agreed in writing by the parties; provided, however, that Affiliates of Members or employees or officers of such Affiliates may attend where such Member is a party.

(c) Each Member hereby submits to the personal jurisdiction of such courts and/or JAMS arbitration described in **Section 13.6(b)** and waives any objection such Member may now or hereafter have to venue or that such courts and/or JAMS arbitration are inconvenient forums.

Section 13.7 Legal Fees and Expenses. In the event of any dispute arising out of the interpretation or enforcement of this Agreement, the non-prevailing party in such dispute shall pay all fees and expenses incurred by the prevailing party in connection with such dispute (including, but not limited to, attorney's and expert's fees and expenses).

Section 13.8 Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

Section 13.9 Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

Section 13.10 No Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any Person, other than the parties hereto and any successors and assigns described herein, any rights or remedies under or by reason of this Agreement.

Section 13.11 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

Section 13.12 Severability of Provisions. Should any provision of this Agreement be held to be illegal, invalid or unenforceable or enforceable only if modified, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon each Member with any such modification to become a part hereof and treated as though originally set forth in this Agreement or if such provision or provisions are not so modified, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been set forth herein. The Members further agree that any court or arbitrator is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the Members as embodied herein to the maximum extent permitted by law. The Members expressly agree that this Agreement as so modified shall be binding upon and enforceable against each of them.

Section 13.13 Counterparts, Facsimile; Reproductions. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart. This Agreement and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or PDF, shall be treated in all manner and respects and for all purposes as an original agreement and shall be considered to have the same binding legal effect as if it were the original signed version hereof delivered in person. At the request of any party hereto, each other party hereto shall re-execute original forms hereof and deliver them to all other parties. No party hereto shall raise the use of a facsimile machine or PDF to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or PDF as a defense to the formation or enforceability of a contract and each such party forever waives any such defense. Upon execution in accordance herewith, this Agreement may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process, each of which reproduction of this Agreement shall be deemed an original.

[Remainder of Page Intentionally Left Blank.
Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned, in its capacity as the sole Member of the Company as of the Effective Date, has executed this Third Amended and Restated Limited Liability Company Agreement effective as of the Effective Date.

ERIS EXCHANGE HOLDINGS, LLC

By: DocuSigned by: Laurian Cristea
62C0D7E5DE62443...
Name: Laurian Cristea
Its: Authorized Signatory

SCHEDULE A

Eris Digital Holdings, LLC (dba ErisX)
Capitalization as of 5/31/2020 (Post-Spinout)

Investor	Class A-1 Units	Class A-2 Units	Total Units	% Fully Diluted
DRW Ventures III LLC	18,235,086	-	18,235,086	15.80%
DRW Venture Capital LLC	8,417,820	-	8,417,820	7.29%
DRW Ventures LLC	1,938,999	-	1,938,999	1.68%
DRW Investments, LLC	123,077	86,580	209,657	0.18%
Valor Digital Investments, LLC - Series Three	14,331,675	327,873	14,659,548	12.70%
Virtu Investments, LLC	7,912,021	-	7,912,021	6.85%
New York Digital Investment Group LLC	7,386,888	-	7,386,888	6.40%
Pantera Ventures Inc. / Pantera Venture Funds	4,339,478	327,873	4,667,351	4.04%
CBOE III, LLC	3,968,307	-	3,968,307	3.44%
Consensys Inc.	3,877,150	-	3,877,150	3.36%
Nasdaq, Inc.	3,421,015	-	3,421,015	2.96%
NEX Optimisation Limited	3,326,994	-	3,326,994	2.88%
CTC Group Investments, L.L.C.	2,959,701	-	2,959,701	2.56%
Datek Online Management Corp.	2,770,124	-	2,770,124	2.40%
Devonshire Investors (Delaware) LLC	2,770,083	-	2,770,083	2.40%
Tospring Investment Limited (Bitmain)	1,846,722	-	1,846,722	1.60%
Nico Investments LLC	1,334,908	-	1,334,908	1.16%
Digital Currency Group, Inc.	1,107,714	11,172	1,118,886	0.97%
Castle Island Ventures	923,361	-	923,361	0.80%
Vy EEH, Inc.	846,283	-	846,283	0.73%
Third Stone Partners LLC - Series A	741,307	-	741,307	0.64%
Arclight Securities LLC / Jpren Holdings LLC	738,690	-	738,690	0.64%
CMT Digital Ventures Fund I LLC	570,177	-	570,177	0.49%
Susquehanna Government Products, LLLP	570,177	-	570,177	0.49%
Monex Group, Inc.	461,681	-	461,681	0.40%
XR Trading Digital LLC	461,687	-	461,687	0.40%
Flow Traders US Holdings LLC	461,681	-	461,681	0.40%
Cristobal Conde	319,295	-	319,295	0.28%
E D & F Man Services, Inc.	285,089	-	285,089	0.25%
Dragonfly Capital	232,154	-	232,154	0.20%
Dynamic Youth Limited	36,934	-	36,934	0.03%
C2 Capital Management, LLC	230,844	-	230,844	0.20%
Tradestation	108,489	-	108,489	0.09%
Volver WEA Holdings LLC	-	4,469,827	4,469,827	3.87%
Current & Former Employees				
Michael Riddle	-	372,917	372,917	0.32%
Bryan Stuart	-	29,166	29,166	0.03%
Christopher Rodriguez	-	295,203	295,203	0.26%
Kevin Wolf	-	364,000	364,000	0.32%
Current & Former Employees	-	552,679	552,679	0.48%
Equity Incentive Plan - Issued/Reserved	-	11,543,656	11,543,656	10.00%
Total F/D	**97,055,611**	**18,380,946**	**115,436,557**	**100.00%**

EXHIBIT A

TAX PROVISIONS

ARTICLE I
DEFINITIONS

Capitalized terms used in this Exhibit A shall have the meanings set forth in this **ARTICLE I** and in **ARTICLE I** of this Agreement, unless defined elsewhere in this Agreement:

"Adjusted Capital Account" shall equal, with respect to each Member and at any time, the Member's Capital Account at such time (x) increased by the sum of (A) the amount of the Member's share of "partnership minimum gain" (as defined in Regulation § 1.704-2(g)(1) and (3)), (B) the amount of the Member's share of "partner nonrecourse debt minimum gain" (as defined in Regulation § 1.704-2(i)(5)), and (C) any amount of the deficit balance in its Capital Account the Member is obligated to restore on liquidation of the Company and (y) decreased by reasonably expected adjustments, allocations and distributions described in Regulation §§ 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"Partially Adjusted Capital Account" means with respect to any Member and any Fiscal Year (or any other allocation period), the Capital Account of such Member at the beginning of such Fiscal Year, increased by all Capital Contributions during such Fiscal Year and all special allocations of income and gain pursuant to **Section 2.2** of this Exhibit A with respect to such Fiscal Year, and decreased by all distributions during such Fiscal Year and all special allocations of losses and deductions pursuant to **Section 2.2** of this Exhibit A, but before giving effect to any allocation of Net Profits or Net Losses for such Fiscal Year pursuant to **Section 2.1** of this Exhibit A.

"Target Capital Account" means, with respect to any Member and any Fiscal Year (or any other allocation period), an amount (which may be either a positive or a deficit balance) equal to the hypothetical distribution (as described in the next paragraph) that such Member would receive, minus the Member's share of partner minimum gain determined pursuant to Regulation § 1.704-2(g), and minus the Member's share of the partner nonrecourse debt minimum gain determined in accordance with Regulation § 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described below.

The hypothetical distribution to a Member is equal to the amount that would be received by such Member if all Company assets were sold for cash on the last day of such Fiscal Year (or any other allocation period) equal to their Gross Asset Value, all Company liabilities were satisfied to the extent required by their terms (limited, with respect to each "partner nonrecourse liability" and "partner nonrecourse debt" as defined in Regulation § 1.704-2(b)(4), to the Gross Asset Value of the assets securing such liability), and the net assets of the Company were distributed in full to the Members pursuant to **Section 9.3(d)**, as applicable, of the Agreement, all as of the last day of such Fiscal Year (or other allocation period), assuming for this purpose that all Class A-2 Units held by each Class A-2 Member were Vested Units.

ARTICLE II
ALLOCATION OF INCOME AND LOSSES

Section 2.1. Allocation of Net Profits and Net Losses. Except as otherwise required by Section 704 of the Code and the Regulations thereunder, and except as provided in **Section 2.2** of this Exhibit A and Section 11.9 of this Agreement, Net Profits and Net Losses, as the case may be, and each item of income, gain, loss and deduction entering into the computation thereof, for each Fiscal Year (or other allocation period) shall be allocated as follows:

(a) Net Profits. Net Profits, and each item of Company income, gain, loss or deduction entering into the computation thereof, for each Fiscal Year shall be allocated to the Members so as to reduce, proportionally, the difference between their respective Target Capital Accounts and Partially Adjusted Capital Accounts for such Fiscal Year (or other allocation period). No portion of the Net Profits for any Fiscal Year shall be allocated to a Member whose Partially Adjusted Capital Account is greater than or equal to its Target Capital Account for such Fiscal Year.

(b) Net Losses. Net Losses, and each item of Company income, gain, loss or deduction entering into the computation thereof, for each Fiscal Year shall be allocated to the Members so as to reduce, proportionally, the difference between their respective Partially Adjusted Capital Accounts and Target Capital Accounts for such Fiscal Year. No portion of the Net Losses for any Fiscal Year shall be allocated to a Member whose Target Capital Account is greater than or equal to its Partially Adjusted Capital Account for such Fiscal Year.

Section 2.2. Other Allocation Provisions.

(a) Notwithstanding any other provision of this **ARTICLE II** to the contrary, items of Company income and gain shall be allocated so as to comply with the minimum gain chargeback requirements of Regulation §§ 1.704-2(f) and 1.704-2(i)(4).

(b) If during any Fiscal Year a Member unexpectedly receives an adjustment, allocation or distribution described in Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), which causes or increases a deficit balance in the Member's Adjusted Capital Account, there shall be allocated to the Member items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit as quickly as possible. The foregoing is intended to be a "qualified income offset" provision as described in Regulation § 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied in all respects in accordance with that Regulation.

(c) Notwithstanding anything to the contrary in this **ARTICLE II**, Company losses, deductions, or Code Section 705(a)(2)(B) expenditures that are attributable to a particular "partner nonrecourse liability" shall be allocated to the Member that bears the economic risk of loss for the liability in accordance with the rules of Regulation § 1.704-2(i).

(d) Notwithstanding any provision of **Section 2.1(b)** of this Exhibit A, no allocation of Net Losses shall be made to a Member if it would cause the Member to have a negative balance in its Adjusted Capital Account. Allocations of Net Losses that would be made to a Member but for this **Section 2.2(d)** shall instead be made to other Members pursuant to

Section 2.1(b) of this Exhibit A to the extent not inconsistent with this **Section 2.2(d)**. To the extent allocations of Net Losses cannot be made to any Member because of this **Section 2.2(d)**, such allocations shall be made to the Members in accordance with **Section 2.1(b)** of this Exhibit A notwithstanding this **Section 2.2(d)**.

(e) To the extent that any item of income, gain, loss or deduction has been specially allocated pursuant to **paragraphs (b)** or **(d)** of this **Section 2.2** and such allocation is inconsistent with the way in which the same amount otherwise would have been allocated under **Section 2.1** of this Exhibit A, subsequent allocations under **Section 2.1** of this Exhibit A shall be made, to the extent possible and without duplication, in a manner consistent with **paragraphs (a)**, **(b)**, **(c)** or **(d)** of this **Section 2.2**, which negate as rapidly as possible the effect of all such inconsistent allocations under said **paragraphs (b)** or **(d)** of this **Section 2.2**.

(f) Solely for the purpose of adjusting the Capital Accounts of the Members, and not for tax purposes, if any property is distributed in kind to any Members, the difference between its fair market value (as determined by the Board or the Liquidating Agent, as the case may be, in its sole discretion) and its book value at the time of distribution shall be treated as gain or loss recognized by the Company and allocated pursuant to the provisions of **Section 2.1** of this Exhibit A.

(g) Except to the extent otherwise required by the Code and Regulations, if Units in the Company are transferred in any Fiscal Year, the items of income, gain, loss, deduction and credit allocable to such Units for such Fiscal Year shall be apportioned between the transferor and the transferee in proportion to the number of days in such Fiscal Year the Units in the Company are held by each of them, except that, if they agree between themselves and so notify the Members within thirty days after the transfer, then at their option, (i) all items or (ii) extraordinary items, including capital gains and losses, may be allocated to the Person who held the Units in the Company on the date such items were realized or incurred by the Company.

(h) Any allocations made pursuant to this **ARTICLE II** shall be made in the following order:

(i) **Section 2.2(a)** of this Exhibit A;
(ii) **Section 2.2(b)** of this Exhibit A;
(iii) **Section 2.2(c)** of this Exhibit A;
(iv) **Section 2.2(e)** of this Exhibit A; and
(v) **Section 2.1** of this Exhibit A, as modified by **Section 2.2(d)** of this Exhibit A.

These provisions shall be applied as if all distributions and allocations were made at the end of the Fiscal Year. Where any provision depends on the Capital Account of any Member, that Capital Account shall be determined after the operation of all preceding provisions for the year. These allocations shall be made consistently with the requirements of Regulation § 1.704-2(j).

Section 2.3. Allocations for Income Tax Purposes. The income, gains, losses, deductions and credits of the Company for Federal, state and local income tax purposes shall be allocated in the same manner as the corresponding items entering into the computation of Net

Profits and Net Losses were allocated pursuant to **Section 2.1** and **Section 2.2** of this Exhibit A; provided that solely for Federal, state and local income and franchise tax purposes and not for book or Capital Account purposes, income, gain, loss and deduction with respect to property with a Gross Asset Value that varies from its tax basis shall be allocated (i) in the case of property contributed in kind, in accordance with the requirements of Section 704(c) of the Code and such Regulations as may be promulgated thereunder from time to time, and (ii) in the case of other property, in accordance with the principles of Section 704(c) of the Code and the Regulations thereunder as incorporated among the requirements of the relevant provisions of the Regulations under Section 704(b) of the Code. Any elections or other decisions relating to such allocations shall be made by the Board.

NNN Eris Clearing, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "ERIS CLEARING, LLC", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF OCTOBER, A.D. 2017, AT 10:19 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6579164 8100
SR# 20176627378

Authentication: 203400993
Date: 10-16-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF ERIS CLEARING, LLC

This **THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** of **ERIS CLEARING, LLC** (such agreement, as amended from time to time, shall be referred to herein as this "**Agreement**"), effective as of May 2, 2022 (the "**Effective Date**"), is entered into by Eris Clearing Holdings, LLC, a Delaware limited liability company ("**Member**"), and each of those other members executing this Agreement from time to time in accordance with the terms hereof.

EXPLANATORY STATEMENTS

A. The Company was formed pursuant to a Certificate of Formation (the "**Certificate**") filed with the Secretary of State of Delaware on October 16, 2017 and has been operating pursuant to the provisions of the Company's Second Amended and Restated Limited Liability Company Agreement dated as of April 8, 2019 (the "**Second A&R LLC Agreement**").

B. The Member has determined to amend and restate the Second A&R LLC Agreement to, among other things, govern the management and operation of the Company and the relationship of the parties in accordance with the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

For good and valuable consideration, the parties, intending legally to be bound, agree as follows:

Section I
Defined Terms

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the meanings ascribed to them in Exhibit B of this Agreement.

Section II
Formation and Name; Office; Purpose; Term

The Company was formed upon the execution and filing of the Certificate with the Secretary on October 16, 2017. The name of the Company is "Eris Clearing, LLC." The Company may do business under that name and under any other name or names upon which the Member may determine. The purposes of the Company shall be to (i) operate a clearinghouse for the clearing of financial products, (ii) act as a custodian for funds, and (iii) engage in any other lawful act or activity for which limited liability companies may be organized under the Act as determined by the Member. The term of the Company began upon the filing of the Certificate and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate, or at such other place as the Member may designate from time to time. The principal office and place of business of the Company shall be located at such other place as the Member may designate from time to time.

The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate, or at such other place as the Member may designate from time to time. The name, present mailing address and Percentage Interest of the Member are set forth on Exhibit A. The Member shall have the right to admit additional members from time to time as it determines in its sole discretion. If at any time the Member deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and operations, the Member shall have the right to (i) raise additional equity capital for infusion into the Company from members or other Persons on terms that may be senior to, junior to, or on parity with, the terms of the Interests held by then existing members, and (ii) admit the Persons investing such equity capital as additional members. In addition, the Company may obtain funds through loans (which may be made by the Member) having such terms and conditions as the Member, in its reasonable discretion, deems to be in the best interest of the Company. The Member shall amend Exhibit A from time to time to reflect changes in the identity of the members and changes in information set forth on Exhibit A. This Agreement is the limited liability company agreement of the Company within the meaning of the Act.

Section III
Capital

It is acknowledged that the Member (directly or indirectly through its ultimate parent company) has made all capital contributions to the capital of the Company required to be made by the Member as of the date hereof. From time to time the Member may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Member shall approve, acting in its sole discretion. The Member shall not be required to contribute any additional capital to the Company, and the Member shall not have any personal liability for any obligations of the Company.

Section IV
Profit, Loss and Distributions

Cash Flow for each taxable year of the Company shall be distributed to the Member, at such time as determined by the Board. All Profit or Loss shall be allocated to the Member. If the Company is dissolved, the assets of the Company shall be distributed as provided in **Section VII**.

Section V
Management of the Company

(a) Management by the Member. Subject to **Section V(b)**, the Company shall be managed by and all decisions regarding the Company shall be made by the Member.

(b) Delegation of Authority to the Board of Directors. Notwithstanding **Section V(a)** above, except as otherwise set forth herein, the Member hereby delegates authority over the business and affairs of the Company to the Board of Directors of the Company (the "**Board**"). Except as otherwise specifically provided herein, the Board shall have full, exclusive and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein. Except as otherwise provided herein or expressly authorized by the Board, the Member of the Company shall not have, and no other Person, shall have the authority or power, directly or indirectly, to act as agent of the Company for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Company or in any other way bind the Company or hold itself out as acting for or on behalf of the Company. Any attempted action in contravention of **Sections V(a)-(g)** shall be null, void *ab initio* and not binding upon the Company, unless ratified or authorized in writing by the Board.

(c) Number; Election; Tenure; Compensation; Reimbursement. Commencing on the date of this Agreement, the Board shall consist of between three (3) and eight (8) directors (the "**Directors**"). One Director shall be designated by the Member to serve as the Chairman. The Directors shall be appointed by the Member, provided, however, that, at all times, the Directors shall include at least two (2) individuals who are market participants (as defined and determined by the Board) and two (2) individuals who are not executives, officers or employees of the Company or an affiliate of the Company (which requirement may be satisfied by the same individuals who are market participants). Subject to applicable law, the number of Directors constituting the Board may be increased or decreased from time to time by the Member; provided that the Board shall consist of not fewer than three (3) Directors. Each Director shall have the duties (including fiduciary duties) that the directors of a Delaware corporation have to a corporation under Delaware General Corporation Law. No Director shall be entitled to be compensated for any services provided to the Company, except as authorized in writing by the Board. The Company shall reimburse each of the Directors for reasonable business expenses incurred by any such Director on behalf of the Company, which expenses will be treated as expenses of the Company.

(d) Resignation. Each Director shall hold office until his or her successor is appointed and has qualified, or until his or her earlier resignation or removal. A Director may resign at any time by giving written notice to the Board. A resignation shall be effective upon receipt thereof by the Board unless the notice specifies a future date. The acceptance of a resignation shall not be necessary to make it effective. Any one or more of the Directors (i) shall automatically, without any further action by the Board or the Member, be removed from such position due to such Director's death, and (ii) may be removed from such position, either with or without cause, by the Member. Following the resignation of any Director, such Director and the Persons described in **Section VIII** shall remain entitled to indemnification from the Company to the extent available under such Section with respect to any matter arising prior to its or their resignation.

(e) Vacancy. Any vacancies occurring on the Board shall be filled by the Member in accordance with **Section V(c)**.

(f) Meetings of the Board.

(i) Time and Place. Meetings of the Board shall be held at the principal place of business of the Company or at any other place that the Board determines. At any meeting, any Director may participate by telephone or similar communication equipment, provided each Director who is participating in the meeting can hear each of the other Directors who are participating in the meeting. Directors present by telephone or similar communication equipment shall be deemed to be present "in person" for the purposes of the meeting. Meetings shall be held in accordance with a schedule established by the Board. Meetings of the Board may be called by the Chairman or by any two (2) Directors upon at least one (1) Business Day's prior notice to the other Directors, provided such notice may be waived by all of the Directors for any individual meeting. Attendance of a Director at a meeting shall constitute a waiver of notice of the meeting, except where such Director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and notes such objection on the record. Notwithstanding any other provision of this Agreement to the contrary, a notice pursuant to this Section may be given orally or otherwise as set forth in **Section X** of this Agreement.

(ii) Quorum and Voting. Each Director shall have one (1) vote in all matters requiring a vote of the Board. A majority of the entire Board shall constitute a quorum at any meeting of the Board. Except as otherwise required by law, the act of the Board Members possessing a majority of the votes in the aggregate present at the meeting, excluding from the votes present for such purposes any abstentions or recusals, shall be the act of the Board. If at any meeting of the Board there shall be less than a quorum present, the Director(s) present thereat may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall have been obtained. Any meeting not resumed, or if resumed not completed, during the originally scheduled time for such meeting, shall be deemed concluded at the end of such scheduled time; provided that this provision may be waived by all of the Directors present at any such meeting. All actions and decisions of the Board, once approved in accordance herewith, shall be binding on the Company and the Member.

(iii) Written Consents in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action(s) so taken, shall be signed by a majority of the Directors (one of whom shall be the Chairman).

(g) Committees.

(i) Designations and Powers. The Board may in its sole discretion, but subject to any requirements under applicable law, including, but not limited to, the CEA and CFTC regulations promulgated thereunder, (x) appoint one or more committees of the Board consisting of one or more of the Directors of the Company or other individuals and authorize and adopt a charter for such committee setting forth such committee's powers, authorities and responsibilities (a "**Charter**"), (y) designate one or more Directors or other individuals as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and (z) appoint a chairperson of any such committee. The number of Directors or other individuals serving on any committee may, subject to any requirements under applicable law, including, but not limited to, the CEA and CFTC regulations promulgated thereunder, be increased or decreased from time to time by the Board. Any such committee, to the extent provided in a resolution of the Board or in this Agreement, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

(ii) Risk Management Committee. The Board shall appoint a Risk Management Committee (the "**RiskCo**") which shall consist of such number of individuals as established by resolution adopted by the Board, provided that the RiskCo shall at all times include at least (a) two (2) market participant members, and (b) one (1) member of the Company's senior management team. The RiskCo shall have those powers, authorities, and responsibilities delegated to it by the Board in its Charter.

(iii) Meetings of Committees. Meetings of any committee may be held at any time or place as shall be determined by resolution of the committee, the chairperson of the committee or any two (2) members of the committee. Notice of any meeting of a committee shall be given in the same manner as notice of any meeting of the Board as provided in **Section V(f)(i)**. A majority of the entire committee shall constitute a quorum at any meeting of a committee. The act of a majority of the members of a committee at any duly constituted meeting, if a quorum is present, shall be the act of the committee. Any action required or permitted to be taken at any meeting of a committee may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the requisite number of members of such committee. Any member of a committee may participate by telephone or similar communications equipment; provided each member who is participating in the meeting can hear each of the other members who are participating in the meeting. Persons present by telephone or similar communications equipment shall be deemed to be present "in person" for the purposes of the meeting. The foregoing shall be subject to the specific terms of each committee's Charter and in the event of an inconsistency between a Charter and this Agreement, the terms of such Charter shall govern.

(h) Board Observers. The Member shall have the right to appoint observers to the Board (each, an "**Observer**"). Such Observers shall serve for a term of one (1) year. Such Observers shall be entitled to (x) receive contemporaneously the same notice and other materials in respect of all meetings (or written consents) of the Board as are furnished to the Directors, (y) attend all meetings (and review all written consents) of the Board, and (z) participate in all discussions conducted at meetings (or with respect to actions to be taken by written consent) of the Board; provided, however, such Observers shall not constitute a Director and shall not be entitled to vote on any matters presented to the Board and may be removed for any or no reason by the Board upon notice thereof; provided further that such Observers may be required to leave, or not be allowed to attend, any meetings (or may not receive certain materials) if and to the extent a conflict of interest, confidentiality concern or privilege arises or may arise in connection with the issues being discussed (or described in such materials), regulatory issues may arise or be discussed with respect to which it would be inappropriate for the Observers to participate, or another reasonable basis exists for excluding the Observers, in each case as determined by the Chairman in his or her reasonable discretion.

(i) Required Member Consent. Notwithstanding anything to the contrary contained herein, the Board shall not approve or undertake or authorize any other Person to approve or undertake, and shall not have the power or authority to approve or authorize any other Person to approve or undertake any of the following actions with respect to the Company without the prior written consent of the Member:

(i) enter into, approve or adopt an annual business plan or annual budget;

(ii) appoint a new president, chief executive officer, chief financial officer, chief operating officer, any executive vice president or any other officer comprising senior management of the Company, or the termination (other than for cause) of or material change in the compensation (including equity compensation) of any then-existing president, chief executive officer, chief financial officer, chief operating officer, any executive vice president or any other officer comprising senior management of the Company;

(iii) acquire or dispose of any business or any material assets;

(iv) approve, recommend, consummate or participate in any Sale Transaction;

(v) cause any material change in the line(s) of business of the Company and its subsidiaries, taken as a whole, from the business conducted by the Company and its subsidiaries as of the date hereof;

(vi) create, authorize, offer, issue or sell to any Person any Interests or any interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Interests;

(vii) admit a new Member to the Company;

(viii) create or grant any security interest, encumbrance or guarantee on the assets of the Company or any of its subsidiaries;

(ix) incur indebtedness for borrowed money;

(x) approve, initiate or consummate a reorganization, liquidation or dissolution of the Company;

(xi) initiate or settle any litigation or any other action, suit or similar proceeding;

(xii) finalize or settle any administrative or judicial disputes with any taxing or other governmental authority;

(xiii) select, cause appointment or replace the auditors of the Company or its Subsidiaries;

(xiv) file any tax returns and statements with respect to the Company or any subsidiary or the assets of the Company or any subsidiary;

(xv) amend any accounting policy or make any tax election or decision or change in tax classification of the Company;

(xvi) amend the Company's organizational documents or documents related to the Interests; or

(xvii) redeem, repurchase or otherwise acquire any Interests or other instruments directly or indirectly convertible, exercisable or exchangeable for Interests.

(j) Officers. Any Officer authorized and appointed to act by the Board shall have full power and authority to act for and bind the Company for the purposes so authorized or appointed and third parties may rely upon such authorization or appointment. The Officers of the Company may include a president, chief executive officer and/or such other Officers as the Board may establish from time to time. Each Officer shall hold office until his or her successor is elected or appointed or until his or her earlier displacement from office by resignation, removal or otherwise; provided that if the term of office of any Officer elected or appointed pursuant to this **Section V(i)** shall have been fixed by the Board, he or she shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him or her. Any Officer may resign by written notice to the Company and may be removed with or without cause by the Board whenever in its judgment the best interests of the Company will be served thereby.

(k) Disciplinary Panels. The Board may, in its sole discretion, but subject to any requirements under applicable law, including, but not limited to, the CEA and CFTC regulations promulgated thereunder, establish one or more disciplinary panels, including, but not limited to, a disciplinary panel for appeals (each a "**Disciplinary Panel**"), each of which generally shall be responsible for conducting hearings, rendering decisions, and imposing sanctions with respect to disciplinary matters as determined by the Board. Except as the Board may otherwise determine from time-to-time, each Disciplinary Panel shall be comprised of three individuals, at least one of whom would qualify as a "public director", as such term is defined by applicable CFTC regulation, and such person will chair such Disciplinary Panel. The number of individuals serving on any Disciplinary Panel (each a "**Disciplinary Panel Member**") may, subject to any requirements under applicable law, be increased or decreased from time to time by the Board. The Disciplinary Panel Members shall be appointed by the Board and may be removed from such position, either with or without cause, at any time by the Board.

Section VI
Transfer

Notwithstanding any provision contained in this Agreement to the contrary, the Member shall have the right to Transfer all or any part of the Member's Membership Rights, and such transferees shall automatically be deemed to be admitted as a member of the Company. For purposes of this Agreement, a Transfer of Interests and other Membership Rights shall include any Transfer of any direct or indirect ownership interests in the Member and any change in the power of a Person to direct the business and affairs of the Member by virtue of ownership of voting securities, contract or otherwise. The Interests and other Membership Rights are securities governed by Article 8 of the Uniform Commercial Code as in effect in the State of Delaware. Interests and Membership Rights shall not be certificated. The transferee of a Transfer for collateral purposes shall not be admitted as a member of the Company until such time, if any, as the transferee has realized upon the Membership Rights pledged to it or has acquired such Membership Rights in lieu of such realization and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

Section VII
Dissolution

The Company shall be dissolved only if the Member determines to dissolve the Company or if the Company has no members. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company in satisfaction of the liabilities of the Company,, and then to the Member.

Section VIII
Liability and Indemnification

(a) Except as otherwise required by non-waivable provisions of applicable law or as expressly set forth in this Agreement, the Member shall not have any personal liability whatsoever in the Member's capacity as a member in excess of its capital contribution, whether to the Company, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by the Member, any actions by such the Member prohibited by this Agreement or as provided in any other written agreement between the Company and the Member.

(b) None of the Member, the Directors, Disciplinary Panel Members or Officers shall be personally liable for the return of any portion of the capital contributions (or any return thereon) of the Member and the return, if any, of such capital contributions (or any return thereon) shall be made solely from assets of the Company. None of the Member or the Directors shall be required to pay to the Company any deficit in the Member's capital account upon dissolution of the Company or otherwise. None of the Member, the Directors or the Officers shall be liable, responsible or accountable, for damages or otherwise, to the Member or to the Company for any act performed by such Member, Directors or Officers within the scope of the authority conferred on such Member, the Directors and the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

(c) The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Member, Disciplinary Panel Members, Officers, Directors, their respective partners, stockholders, members, officers, trustees, advisory board members, directors, employees, attorneys and agents and other affiliates and, as determined by the Board in its sole discretion, certain non-Officer employees of the Company (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company or by reason of the fact that such Person is or was a Member, Disciplinary Panel Member, Director, Officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, member, disciplinary panel member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "**Third Party Claim**"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; provided, however, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and the Member shall not be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

Section IX
Books, Accounting, Tax Matters Partner, Partnership Representative

All funds of the Company shall be deposited in such bank or other investment accounts as the Board shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. The Member intends that for as long as the Company has a single Member the Company will be treated as a disregarded entity for all applicable tax purposes. The Member shall be the tax matters partner unless the Member selects a different tax matters partner, to the extent that a tax matters partner is required or permitted by applicable law. For all taxable years beginning on or after January 1, 2018, and in the event the Company is treated as a partnership for federal income tax purposes, the Member shall be designated as the "partnership representative", as defined in Code Section 6223 (as in effect following the effective date of its amendment by Section 1101 of H.R. 1314) and the Company and the Member shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation.

Section X
General Provisions

(a) Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "**notice**") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to the Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

(b) This Agreement constitutes the complete and exclusive statement of the agreement by the Member and supersedes all prior written and oral statements (including the Second A&R LLC Agreement), including any prior representation, statement, condition or warranty.

(c) This Agreement may not be amended without the written consent of the Member.

(d) This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

(e) This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

(f) Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

(g) Each provision of this Agreement shall be considered separable and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

**[Remainder of Page Intentionally Left Blank.
Signature Page Follows.]**

IN WITNESS WHEREOF, the undersigned has executed this Third Amended and Restated Limited Liability Company Agreement of Eris Clearing, LLC as of the date first set forth above.

MEMBER

ERIS CLEARING HOLDINGS, LLC,
a Delaware limited liability company

By: Eris Exchange, LLC, its manager

DocuSigned by:
By: Thomas Chippas
Name: Thomas Chippas
Title: Chief Executive Officer

<u>EXHIBIT A</u>
(effective as of May 2, 2022)

NAME, ADDRESS AND PERCENTAGE INTEREST

Address	Percentage Interest
Eris Clearing Holdings, LLC 111 S. Wacker Drive, Suite 4730, Chicago, IL 60606	100%

EXHIBIT B

Definitions

For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both the singular and plural forms of the terms so defined).

"**Act**" means the Delaware Limited Liability Company Act, as amended from time to time.

"**Board**" shall have the meaning set forth in **Section V** of this Agreement.

"**Business Day**" means any day other than Saturday, Sunday, and a day on which either the Eris Exchange or commercial banks are authorized or required to close in either of Chicago, Illinois or New York City, New York.

"**Cash Flow**" means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Board from time to time except to the extent released from the reserves in question for distribution.

"**CEA**" means the U.S. Commodity Exchange Act, as amended.

"**CFTC**" means the U.S. Commodity Futures Trading Commission.

"**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"**Company**" means the limited liability company formed in accordance with the Certificate.

"**Disciplinary Panel**" shall have the meaning set forth in **Section V** of this Agreement.

"**Disciplinary Panel Member**" shall have the meaning set forth in **Section V** of this Agreement.

"**Interest**" means a membership interest in the Company entitling the holder thereof to receive a share of the Profits and Losses of, and the right to receive distributions from, the Company in accordance with the terms of this Agreement.

"**Membership Rights**" means all of the rights of a member of the Company, including a member's: (i) Interests; (ii) right to inspect the Company's books and records; and (iii) right to vote on matters coming before the members, if any.

"**Officer**" means any individual from time to time authorized or appointed by the Board to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Board.

"**Percentage Interest**" means the percentage interest of the Member as set forth on Exhibit A.

“**Person**” means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

“**Profit**” and “**Loss**” mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company’s taxable income or loss determined in accordance with the Code.

“**Sale Transaction**” shall mean any transaction or series of transactions involving (i) a sale or conveyance of all or substantially all of the Company’s assets to any Person, (ii) a sale or conveyance of at least 50% of the Interests or other equity interest in the Company to any Person, or (iii) a merger or consolidation of the Company with any Person pursuant to which the Member (and their affiliates) immediately prior to such merger or consolidation shall own, immediately after giving effect thereto, less than a majority of the equity interest of the surviving entity (or its parent) or the purchasing entity (or its parent), as the case may be.

“**Transfer**” means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer.

OOO Eris Clearing Holdings, LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "ERIS CLEARING HOLDINGS, LLC", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF OCTOBER, A.D. 2017, AT 10:20 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6579166 8100
SR# 20176627379

Authentication: 203401004
Date: 10-16-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Alexandra Albright		Senior Vice President, Chief Compliance Officer		02/28/17		02/11/19 – Change in title
Carmen Brannan		Vice President, Government Relations		02/08/22		
Kevin Carrai		Vice President, Market Data and Access Services		02/10/15		02/11/19 – Change in title
Brittany Carter		VP, Financial Planning and Analysis		02/02/21		
Cole Chmielewski		Vice President, Operations		02/22/20		

Bo Chung		Senior Vice President, Global Head of Sales & Index Licensing		02/08/22		
Catherine Clay		EVP, Head of Data and Access Solutions		02/13/18		03/23/21 – Change in title
Gary Compton		Vice President, Communications		07/30/18		02/11/19 – Change in title
Jeff Connell		Vice President, Deputy Chief Regulatory Officer		11/02/15		03/01/18 - Change in title
Brent Coonrod		Vice President, Software Engineering		01/07/19		
Arianne Criqui		Senior Vice President, Head of Options and Global Client Services		01/07/19		03/23/21 – Change in title
Gina DeRaimo		Vice President, Derivatives Institute		01/07/20		04/20/21 – Change in title
John Deters		Executive Vice President, Chief Strategy Officer		02/28/17		02/11/19 – Change in title
Laura Dickman		Vice President, Associate General Counsel		02/13/18		03/01/18 - Change in title
James Enstrom		Senior Vice President, Chief Audit Executive		02/28/17		02/11/19 – Change in title
Angelo Evangelou		SVP, Chief Policy Officer		02/11/20		
Stacie Fleming		SVP, Marketing and Communications		02/02/21		
Todd Furney		Vice President, Chief Risk Officer		02/28/17		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		07/30/18		
Jill Griebenow		Senior Vice President & Chief Accounting Officer		08/15/18		

John Hiatt		Vice President, Product Development		02/11/19		
Rob Hocking		Senior Vice President, Head of Derivatives Strategy		12/17/18		
Gregory Hoogasian		Senior Vice President, Chief Regulatory Officer		02/28/17		
Adam Inzirillo		SVP, Head of U.S. Equities		10/28/19		
Chris Isaacson		Executive Vice President, COO		02/10/15		01/14/19 – Change in title
Brett Johnson		Vice President, Software Engineering		01/07/19		
Jennifer Lamie		Vice President, Chief Regulatory Advisor		02/13/18		03/01/18 - Change in title
Stephanie Marrin Lara		Vice President, Deputy Chief Regulatory Officer		02/13/18		03/01/18 - Change in title
Andrew Lowenthal		SVP, International Expansion and Business Development		02/28/17		10/30/19 – Change in title
Marc Magrini		Vice President, Administration		02/13/18		
Emily Mitchell		Vice President, Tax		02/11/20		
Anthony Montesano		Vice President, TSD and Membership Services		02/13/18		
Kyle Murray		VP and Associate General Counsel		10/28/19		
Dennis O'Callahan		VP, Multi-Asset Product Development		02/02/21		
Dan Overmyer		Vice President, Options Regulation		12/17/18		
Hemang Patel		VP, Project Management		02/02/21		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		02/28/17		03/01/18 - Change in title

Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15	
Curt Schumacher	Vice President, Infrastructure	02/13/18	02/11/19 – Change in title
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17	03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18	
Eileen Smith	Vice President, Data and Analytics	02/13/18	02/11/19 – Change in title
Ed Tilly	President and CEO	02/28/17	01/14/19 – Change in title
Allen Wilkinson	VP and Controller	02/02/21	
Omarr Woodhouse	VP, Operations	02/02/21	
Troy Yeazel	Senior Vice President, Operations	11/02/15	
Umesh Yerram	VP, Chief Information Security Officer	02/02/21	

Former Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Michael Trees	Vice President, Trading System Development	02/13/18	01/03/2020
Mark Hemsley	Senior Vice President	01/07/20	02/28/20
Lawrence Bresnahan	Vice President, Market & Member Regulation	02/13/18	06/26/20
Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15	08/14/20
Carol Kennedy	SVP, Chief Communications Officer	02/11/20	12/31/20

Vivian Yiu		Vice President, FX Chief Operating Officer		11/01/16		02/02/21
Bryan Harkins		Executive Vice President, Head of Markets Division		02/10/15		03/24/21
Jackie Hancock		Vice President, Controller		11/01/18		06/11/21
John Palmer		VP, Business Development		02/02/21		10/26/21
Eric Crampton		Senior Vice President, CTO		05/12/15		01/14/22
Jen Browning		Vice President, Chief Human Resources Officer		07/29/19		01/31/22
Michael Mollet		VP, Head of Futures		10/28/19		03/29/22
Laura Morrison		Senior Vice President, ETP Listings		05/12/15		05/06/22

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Appointment Date:		Termination Date:
Ed Tilly		Chairman & Director		02/28/17		
Bruce Andrews		Director		02/13/18		
Alexander Matturri, Jr.		Director		05/18/21		
Kevin Murphy		Director		02/13/18		
David Roscoe		Director		10/13/10		

Scott Wagner		Director		10/27/16		
Former Directors						
Name:		Title:		Appointment Date:		Termination/Change Position Date:
Jill Sommers		Director		10/26/15		07/18/21

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- Ed Tilly (Chairman)
- Bruce Andrews
- Alexander Matturri, Jr.
- Kevin Murphy
- David Roscoe
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe